

Actions Speak Louder

The Future
Of Energy Is Now

2022 Summary Annual Report



10+ GW

of solar energy in service or under development.

~2.8 M

smart meters installed across the company's electric service areas, allowing real-time responses to service outages.





6

projects producing clean, carbon-beneficial renewable natural gas.

CONTENTS

About 7 million customers in 16 states energize their homes and businesses with electricity or natural gas from Dominion Energy (NYSE: D), headquartered in Richmond, Va. The company is committed to safely providing reliable, affordable and sustainable energy and to achieving Net Zero emissions by 2050. Please visit DominionEnergy.com to learn more.*

* As of Feb. 1, 2023.

Our statements about the future and our goals are subject to various risks and uncertainties. For factors that could cause actual results to differ from expected results, see Item 1A. Risk Factors, Forward-Looking Statements in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A. Quantitative and Qualitative Disclosures About Market Risk in our Annual Report on Form 10-K for the year ended Dec. 31, 2022.

Shareholders receiving this Summary Annual Report in connection with our 2023 Annual Meeting of Shareholders should read it together with our Annual Report on Form 10-K for the year ended Dec. 31, 2022. This Summary Annual Report includes only financial and operating highlights and should not be considered a substitute for our full financial statements, inclusive of footnotes, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in our 2022 Annual Report on Form 10-K. A copy of our 2022 Annual Report on Form 10-K, including the full financial statements, accompanies this Summary Annual Report and may also be obtained free of charge through our website at investors.DominionEnergy.com or by writing to our Corporate Secretary at P.O. Box 26532, Richmond, Virginia 23261-6532.

We're building the clean-energy future today.

From developing the largest wind farm in the Americas to testing hydrogen's potential, Dominion Energy is transforming our industry while delivering electricity and natural gas to our roughly 7 million customers safely, reliably, affordably, and sustainably.



50 Years of Unequaled Service

Surry Power Station began generating electricity in 1972. For five decades, it has served Dominion Energy's customers around the clock, day in and day out, and the station's operators have maintained the highest degree of excellence. As of early 2023, Surry has not had an unplanned shutdown of any kind in more than four years. In 2021, the Nuclear Regulatory Commission extended Surry's operating license through the early 2050s — allowing the station to serve customers for a total of eight decades.



ROBERT M. BLUE

Chair, President and
Chief Executive Officer

Dear fellow investors,

2022 was an extraordinary year. Operationally, your company performed exceptionally well — reaching new heights in key areas while safely delivering reliable, affordable, and increasingly clean energy, and continuing to execute for the long-term success of our company.

Our relative share performance has not met our expectations, including over the past several years as we've been successfully executing our plan. So I have initiated a "top-to-bottom" business review with the goal of ensuring that Dominion Energy is best positioned to create significant long-term value for you, our shareholders, while realizing our comprehensive energy transition and the sustainability of our industry-leading, decarbonization- and reliability-focused investment plan. We expect to provide updates on how we intend to achieve those aims this year.

Of 2022's many highlights, these stand out:

- We maintained a superior safety record that is about 70% better than the industry average.

- We met our financial goals, exceeding the midpoint of our guidance range, reporting operating earnings of $4.11 per share.* Reported earnings were $1.09 per share.

- We paid $2.67 per share in dividends, and the Board of Directors has approved a $2.67-per-share dividend rate for 2023, subject to quarterly determination and declaration.

- We kept rates at our electric utilities below national and regional averages, and rates at our gas utilities below state averages.

- We kept service reliable — our electric utilities in Virginia and the Carolinas were 13% better than the industry average in customer minutes out — and, in South Carolina, we turned in the second-best year for reliability in the long history of the Palmetto State utility.

- We continued advancing toward our 2050 Net Zero commitment — which we expanded beyond direct carbon and methane emissions from our operations to include Scope 2 emissions and our material Scope 3 emissions: electricity purchased to power the grid, fuel purchased for our power stations and

$4.11

operating earnings per share* in 2022; reported earnings were $1.09 per share.

2.3%

compounded annual growth in electric and gas utility customers at Dominion Energy South Carolina, 2020-2022.



"It's inspiring to come to work every day for a company that is so focused on transforming itself and its industry to make the world a better place — not just for our customers, but for everyone."

Hennessy Bas-Concepcion
Engineer I
North Anna Power Station

* See p. 8 for Reconciliation of Reported Earnings (GAAP) to Operating Earnings (non-GAAP).

gas distribution systems, and consumption of gas sold to our natural gas customers.

- We invested more than $1.2 billion in electric transmission projects in Virginia, and saw 3.7% natural gas customer growth in South Carolina.

- We had our best year in environmental performance on record, with notices of violation down 87% from the average of the past three years. And we earned an "A" on both the 2022 Climate CDP and 2022 Water CDP.

- We sold Hope Gas, Inc., for $690 million, which will help fund additional clean-energy investments and which maintains our focus on serving customers in larger markets.

- We met key regulatory milestones for our 2.6-GW Coastal Virginia Offshore Wind commercial project and for our four Virginia nuclear reactors, which would allow us to operate them safely and efficiently past 2050.

- We invested more than $300 million in gas distribution modernization, and continued to develop carbon-beneficial renewable natural gas (RNG) projects. As of early 2023, we had 21 projects underway, including six that were producing RNG and 15 under construction.

- We remained focused on pursuing a variety of emerging technologies — including hydrogen, small modular nuclear reactors, and more.

- And we continued to be ranked among the best companies for veterans and other diverse groups and to be recognized with honors for transparency; diversity, equity, and inclusion; operational excellence; and corporate responsibility.

Above all, we held fast to our core values.

Dominion Energy South Carolina's power generation group and two of our nuclear power stations went the entire year without an OSHA recordable injury. We reviewed more than 60 projects for environmental justice considerations and sought to ensure a just transition for workers and communities affected by the clean-energy transition. We pursued and achieved excellence, reliably meeting a new all-time peak for customer demand in Virginia. We grew stronger together as One Dominion Energy, increasing workforce diversity* to 37%.

We know the pace of change in technology and in society is accelerating. We're determined to respond nimbly and seize opportunities to lead. In 2022, we lived our value of Embrace Change at every level, from front-line operations to enterprise-wide strategy. Our top-to-bottom business review exemplifies this responsive spirit. I look forward to updating you and other stakeholders about the results of that review later in the year.



Bob Blue
Chair, President & Chief Executive Officer

* Dominion Energy defines diverse employees as those who identify their gender as female and/or their race/ethnicity as American Indian or Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander or Two or More Races.

44%

reduction in enterprise-wide Scope 1 CO_2-equivalent emissions (electric from 2005–2021; gas from 2010–2021).

3,081 MW

of renewable generating capacity across the states the company serves.

2022 Highlights

Last year was a successful one for your company. We continued to fulfill our mission to safely provide reliable, affordable, and increasingly clean energy to our approximately 7 million customers.

Safety & Environmental

Dominion Energy's keen focus on safety and on the environment protects our fellow colleagues, our neighbors, and our customers.

0.52

OSHA recordable injury rate, 68% better than the 2021 industry average of 1.65.

0

injuries in Dominion Energy South Carolina's power generation group.

0.10

OSHA recordable injury rate for Dominion Energy's seven-unit nuclear fleet.

2

environmental notices of violation, the lowest in company history.

Reliability

Dominion Energy works 24/7, 365 days a year to ensure that the lights come on and the gas is flowing.

78.4

minutes out for the average Dominion Energy South Carolina electric customer, second-best on record.

26%

reduction in second- and third-party damage at our gas utilities since 2019.

92%

capacity factor for the company's nuclear fleet.

22,189 MW

all-time peak record in Virginia on December 24.

Employees & Communities

Being a good corporate citizen means being a good neighbor, and Dominion Energy tries to do right by its employees, customers, and communities.

$1.36 B

spent with diverse suppliers, 17% of the company's total managed spend, and a new record.

$45 M

donated in the communities where we operate.

48.9%

diverse hiring rate.*

95,000

employee volunteer hours.

* Dominion Energy defines diverse employees as those who identify their gender as female and/or their race/ethnicity as American Indian or Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander or Two or More Races.

Growth

In 2022, the company expanded its clean-energy and modernization programs and projects across its businesses.

$300 M

invested in gas distribution modernization programs across the states where we operate.

$1.2 B+

invested in Dominion Energy Virginia's electric transmission system, a company record.

4

Dominion Energy Virginia solar projects totaling $350 million in investment entered service.

2

gas peaking projects approved by the South Carolina Public Service Commission to backstop renewables and provide power when needed.

Consolidated Financial Highlights

Year ended December 31,	2022	2021	% Change
Financial Results (millions)			
Operating revenue	$ 17,174	$ 13,964	23.0%
Operating expenses	15,578	10,945	42.3%
Amounts attributable to Dominion Energy:			
Reported earnings	994	3,288	-69.8%
Operating earnings (non-GAAP)*	3,505	3,191	9.8%
Data per common share			
Reported earnings	$ 1.09	$ 3.98	-72.6%
Operating earnings (non-GAAP)*	4.11	3.86	6.5%
Dividends paid	2.670	2.520	6.0%
Market value (intraday high)	88.78	81.08	9.5%
Market value (intraday low)	57.18	67.85	-15.7%
Market value (year-end)	61.32	78.56	-21.9%
Book value (year-end)	33.39	33.70	-0.9%
Market to book value (year-end)	1.84	2.33	-21.0%
Financial position (millions)			
Total assets	$ 104,243	$ 99,590	4.7%
Total debt	45,678	40,581	12.6%
Common shareholders' equity	27,881	27,308	2.1%
Equity market capitalization	51,200	63,668	-19.6%
Cash flows (millions)			
Net cash provided by operating activities	$ 3,700	$ 4,037	
Net cash used in investing activities	(6,746)	(6,247)	
Net cash provided by financing activities	2,979	2,371	
Other statistics (shares in millions)			
Common shares outstanding – average, diluted	824.8	808.5	
Common shares outstanding – year-end	835.0	810.4	
Number of full-time employees	17,151	17,324	

* Based on non-GAAP Financial Measures. See p. 8 for GAAP Reconciliations.

Performance Graph

The table and graph below show the five-year cumulative total returns based on an initial investment of $100.00 in Dominion Energy common stock with all dividends reinvested compared with the S&P 500 Index and the S&P 500 Utilities Index.

Indexed Returns

Value of Investment as of Dec. 31
(includes reinvestment of dividends)

	2017	2018	2019	2020	2021	2022
Dominion Energy	$ 100.00	$ 92.41	$ 112.27	$ 106.27	$ 114.90	**$ 92.93**
S&P 500	100.00	95.62	125.72	148.85	191.58	**156.88**
S&P 500 Utilities	100.00	104.11	131.54	132.18	155.53	**157.97**

Comparison of Cumulative Five Year Total Return
2017–2022



Source: Standard & Poor's

Board of Directors*


James A. Bennett
South Carolina
Mid-South Area Executive,
First-Citizens Bank & Trust Company


Robert M. Blue
Chair, President and
Chief Executive Officer,
Dominion Energy, Inc.


Helen E. Dragas
President and Chief Executive
Officer, The Dragas Companies
(real estate development)


Adm. James O. Ellis, Jr.
Retired President and
Chief Executive Officer, Institute of
Nuclear Power Operations


D. Maybank Hagood
Chairman & Chief Executive Officer,
Southern Diversified Distributors, Inc.
(floor covering distribution and supply)


Ronald W. Jibson
Retired Chairman, President and
Chief Executive Officer,
Questar Corporation


Mark J. Kington
Managing Director,
Kington Management, LP
(private investments)


Kristin G. Lovejoy
Global Security and Resilience
Practice Leader,
Kyndryl Holdings, Inc. (technology)


Joseph M. Rigby
Retired Chairman, President and
Chief Executive Officer,
Pepco Holdings, Inc.


Pamela J. Royal, M.D.
President,
Royal Dermatology and
Aesthetic Skin Care, Inc.


Robert H. Spilman, Jr.*
Chairman, President and
Chief Executive Officer, Bassett
Furniture Industries, Incorporated


Susan N. Story
Retired President and
Chief Executive Officer, American
Water Works Company, Inc.


Michael E. Szymanczyk
Retired Chairman and
Chief Executive Officer,
Altria Group, Inc.

 * As of March 1, 2023.
** Independent Lead Director

Executive Leadership


Robert M. Blue*
Chair, President and
Chief Executive Officer


Diane Leopold*
Executive Vice President and
Chief Operating Officer


Carter M. Reid
Executive Vice President, Chief of
Staff and Corporate Secretary and
President-Dominion Energy Services


Corynne S. Arnett
Senior Vice President,
Regulatory Affairs and
Customer Experience


Carlos M. Brown*
Senior Vice President,
Chief Legal Officer and
General Counsel


William L. Murray
Senior Vice President,
Corporate Affairs &
Communications


Steven D. Ridge*
Senior Vice President and
Chief Financial Officer

Other Senior Leaders


Edward H. Baine*
President,
Dominion Energy Virginia


P. Rodney Blevins*
President,
Gas Distribution


Michele L. Cardiff*
Senior Vice President,
Controller and
Chief Accounting Officer


Regina J. Elbert
Senior Vice President,
Human Resources


Cedric F. Green
Senior Vice President,
Generation
(Dominion Energy Virginia)


W. Keller Kissam*
President,
Dominion Energy
South Carolina


Mark D. Mitchell
Senior Vice President,
Project Construction


Daniel G. Stoddard*
Senior Vice President,
Chief Nuclear Officer and
President-Contracted Assets


Mark O. Webb
Senior Vice President and
Chief Innovation Officer


Charlene J. Whitfield
Senior Vice President,
Power Delivery
(Dominion Energy Virginia)


W. Keith Windle
Senior Vice President,
Administrative Services


Steve C. Wooten
Senior Vice President and
Chief Information Officer

* Executive Officers pursuant to U.S. Securities and Exchange Commission rules, as of March 1, 2023.

Reconciliation of Reported Earnings (GAAP) to Operating Earnings (non-GAAP)

(Millions, Except Per-Share Amounts)	2022	2021
Reported Earnings (GAAP)	$ 994	$ 3,288
Adjustments to reported earnings[1]:		
Pre-tax loss (income)	3,127	(26)
Income tax	(616)	(71)
Total Adjustments	2,511	(97)
OPERATING EARNINGS (non-GAAP)*	$ 3,505	$ 3,191
EARNINGS PER COMMON SHARE — DILUTED:		
REPORTED EARNINGS (GAAP)[2]	$ 1.09	$ 3.98
Adjustments to reported earnings (after-tax)[2]	3.02	(0.12)
OPERATING EARNINGS (non-GAAP)[2]	$ 4.11	$ 3.86

[1] Adjustments to reported earnings are reflected in the following table:	2022	2021
PRE-TAX LOSS (INCOME):		
Nonregulated asset impairments and other charges	$ 1,511	$ —
Regulated asset retirements and other charges	830	564
Sale of Kewaunee	649	—
Net (gain) loss on nuclear decommissioning trust funds	559	(568)
Mark-to-market impact of economic hedging activities	(508)	260
Discontinued operations — Gas Transmission & Storage segment[3]	(17)	(829)
Sale of non-wholly owned nonregulated solar facilities	—	235
Merger litigation and integration charges	—	99
Other items	103	213
	$ 3,127	$ (26)
INCOME TAX EXPENSE (BENEFIT):		
Tax effect of above adjustments to reported earnings**	(616)	(30)
Other income tax adjustments	—	(41)
	$ (616)	$ (71)

[2] The calculation of reported and operating earnings per share on a consolidated basis utilizes shares outstanding on a diluted basis with all dilutive impacts, primarily consisting of potential shares which had not yet been issued, reflected in the Corporate and Other segment. Effective January 2022, the calculation of diluted reported and operating earnings per share assumes conversion, if dilutive, of the Series A preferred stock to common stock as of Jan. 1, 2022. The Series A preferred stock was reclassified to a liability in June 2022 and redeemed in September 2022. In prior periods, a fair value adjustment of the Series A preferred stock was included in the calculation of diluted reported earnings per share if dilutive. No adjustments were necessary for the year ended Dec. 31, 2021. In 2022, the calculation of reported and operating earnings per share includes the impact of preferred dividends of $93 million and $81 million, respectively. In 2021, the calculation of both reported and operating earnings per share includes the impact of preferred dividends of $68 million. See Form 10-K for additional information.

[3] Amount excludes the 50% interest in Cove Point LNG, LP retained by the company.

* Dominion Energy uses operating earnings as the primary performance measurement of its earnings outlook and results for public communications with analysts and investors. Dominion Energy management believes operating earnings provide a more meaningful representation of the company's fundamental earnings power.

** Income taxes for individual pre-tax items include current and deferred taxes using a transactional effective tax rate.

Shareholder Information

Broadridge Corporate Issuer Solutions, Inc. (Broadridge), is the transfer agent, registrar, and dividend-paying agent for Dominion Energy's common stock and is the administrator for Dominion Energy Direct®, Dominion Energy's direct stock purchase and dividend reinvestment plan. Please contact Broadridge for a prospectus and enrollment form.

Personal assistance is available for any inquiries Monday through Friday from 8:00 a.m. to 6:00 p.m. (ET). In addition, automated information is available 24 hours a day through our voice-response system. Registered shareholders may view and manage their account online by visiting shareholder.broadridge.com/D.

Dominion Energy Shareholder Services
c/o Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342 Brentwood, New York 11717
1 (800) 552-4034 (toll-free)
shareholder@broadridge.com

Major press releases and other company information may be obtained by visiting our website at www.DominionEnergy.com.

Common Stock Listing

New York Stock Exchange trading symbol: D

Photo Captions

Front Cover:
Lineworkers at Dominion Energy brave all sorts of conditions to keep the lights on for about 3.5 million customers in Virginia and the Carolinas.

Inside Front Cover:

Top: Engineer Brooke Bates reviews panels at the company's 150-MW Fort Powhatan solar facility in Disputanta, Va. Dominion Energy plans to add more than 10 GW of company-owned solar generating capacity over the next 15 years.

Middle: Approximately 2.8 million smart meters have been installed at homes across the states Dominion Energy does business, allowing company operators to respond in real-time to service outages.

Bottom: Renewable natural gas is carbon-beneficial gas that removes methane from agricultural landfills. Six sites, including this one in Greeley, Colo., are producing gas.

Page 1:
Surry Power Station in Surry, Va., celebrated its 50th anniversary in 2022, and is slated to operate until the early 2050s, providing carbon-free electricity to Dominion Energy Virginia customers. In 2022, the company's seven operating reactors provided about 50 million MWh of low-cost, zero-carbon, baseload power, or roughly 40% of Dominion Energy's total electric generation production.

Credits

Design
Ideas On Purpose,
New York, New York
ideasonpurpose.com

Printing
Worth Higgins & Associates,
Richmond, Virginia
worthhiggins.com

Photography
Dominion Energy, Inc., front cover; inside front cover, center and bottom; page 1. Joe Mahoney, inside front cover, top; page 2; and page 3.

The FSC® trademark identifies products that contain fiber from well-managed forests certified to the FSC forest management standard.





DominionEnergy.com

Corporate Street Address

Dominion Energy, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Mailing Address

Dominion Energy, Inc.
P.O. Box 26532
Richmond, Virginia
23261–6532

**Independent Registered
Public Accounting Firm**

Deloitte & Touche LLP
Richmond, Virginia

Additional Information

Copies of Dominion Energy's
Summary Annual Report,
Proxy Statement and reports on
Form 10-K, Form 10-Q and
Form 8-K are available without
charge. These items may be viewed
by visiting www.DominionEnergy.com,
or requests for these items may
be made by writing to:

Corporate Secretary
Dominion Energy, Inc.
P.O. Box 26532
Richmond, Virginia
23261–6532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
     For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
     For the transition period from   to

Commission File Number	Exact name of registrants as specified in their charters	I.R.S. Employer Identification Number
001-08489	**DOMINION ENERGY, INC.**	54-1229715
000-55337	**VIRGINIA ELECTRIC AND POWER COMPANY**	54-0418825

VIRGINIA
(State or other jurisdiction of incorporation or organization)
120 TREDEGAR STREET
RICHMOND, VIRGINIA   **23219**
(Address of principal executive offices)   *(Zip Code)*
(804) 819-2284
(Registrants' telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Trading Symbol	Title of Each Class	Name of Each Exchange on Which Registered
DOMINION ENERGY, INC.	D	Common Stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
VIRGINIA ELECTRIC AND POWER COMPANY
Common Stock, no par value

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Dominion Energy, Inc.   Yes ☒   No ☐   Virginia Electric and Power Company   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Dominion Energy, Inc.   Yes ☐   No ☒   Virginia Electric and Power Company   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Dominion Energy, Inc.   Yes ☒   No ☐   Virginia Electric and Power Company   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Dominion Energy, Inc.   Yes ☒   No ☐   Virginia Electric and Power Company   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Dominion Energy, Inc.

Large accelerated filer	☒	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

Virginia Electric and Power Company

Large accelerated filer	☐	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☒	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Dominion Energy, Inc.   ☒   Virginia Electric and Power Company   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Dominion Energy, Inc.   ☐   Virginia Electric and Power Company   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
Dominion Energy, Inc.   ☐   Virginia Electric and Power Company   ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).
Dominion Energy, Inc.   Yes ☐   No ☒   Virginia Electric and Power Company   Yes ☐   No ☒

The aggregate market value of Dominion Energy, Inc. common stock held by non-affiliates of Dominion Energy was approximately $66.3 billion based on the closing price of Dominion Energy's common stock as reported on the New York Stock Exchange as of the last day of Dominion Energy's most recently completed second fiscal quarter. Dominion Energy is the sole holder of Virginia Electric and Power Company common stock. At February 15, 2023, Dominion Energy had 835,193,617 shares of common stock outstanding and Virginia Power had 274,723 shares of common stock outstanding.

DOCUMENT INCORPORATED BY REFERENCE
Portions of Dominion Energy's 2023 Proxy Statement are incorporated by reference in Part III.

This combined Form 10-K represents separate filings by Dominion Energy, Inc. and Virginia Electric and Power Company. Information contained herein relating to an individual registrant is filed by that registrant on its own behalf. Virginia Electric and Power Company makes no representations as to the information relating to Dominion Energy, Inc.'s other operations.

VIRGINIA ELECTRIC AND POWER COMPANY MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION I(1)(a) AND (b) OF FORM 10-K AND IS FILING THIS FORM 10-K UNDER THE REDUCED DISCLOSURE FORMAT.

Dominion Energy, Inc. and Virginia Electric and Power Company

Glossary of Terms

The following abbreviations or acronyms used in this Form 10-K are defined below:

Abbreviation or Acronym	Definition
2017 Tax Reform Act	An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (previously known as The Tax Cuts and Jobs Act) enacted on December 22, 2017
2019 Equity Units	Dominion Energy's 2019 Series A Equity Units issued in June 2019, initially in the form of 2019 Series A Corporate Units, which consisted of a stock purchase contract and a 1/10 interest in a share of the Series A Preferred Stock
2021 BLS Industry Average OSHA Recordable Rate	An average of the OSHA Recordable Rate for 2021 published by the Bureau of Labor Statistics for electric power generation, transmission and distribution (NAICS code 2211) and natural gas distribution (NAICS code 2212)
2021 Triennial Review	Virginia Commission review of Virginia Power's earned return on base rate generation and distribution services for the four successive 12-month test periods beginning January 1, 2017 and ending December 31, 2020
2023 Proxy Statement	Dominion Energy 2023 Proxy Statement, File No. 001-08489
ABO	Accumulated benefit obligation
ACE Rule	Affordable Clean Energy Rule
AFUDC	Allowance for funds used during construction
Align RNG	Align RNG, LLC, a joint venture between Dominion Energy and Smithfield Foods, Inc.
Altavista	Altavista biomass power station
AMI	Advanced Metering Infrastructure
AOCI	Accumulated other comprehensive income (loss)
ARO	Asset retirement obligation
Atlantic Coast Pipeline	Atlantic Coast Pipeline, LLC, a limited liability company owned by Dominion Energy and Duke Energy
Atlantic Coast Pipeline Project	A previously proposed approximately 600-mile natural gas pipeline running from West Virginia through Virginia to North Carolina which would have been owned by Dominion Energy and Duke Energy
bcf	Billion cubic feet
bcfe	Billion cubic feet equivalent
Bear Garden	A 622 MW combined-cycle, natural gas-fired power station in Buckingham County, Virginia
BHE	The legal entity, Berkshire Hathaway Energy Company, one or more of its consolidated subsidiaries (including Dominion Energy Gas, Dominion Energy Midstream and Cove Point effective November 1, 2020), or the entirety of Berkshire Hathaway Energy Company and its consolidated subsidiaries
Birdseye	Birdseye Renewable Energy, LLC
BP	BP Wind Energy North America Inc.
Brookfield	Brookfield Super-Core Infrastructure Partners, an infrastructure fund managed by Brookfield Asset Management Inc.
Brunswick County	A 1,376 MW combined-cycle, natural gas-fired power station in Brunswick County, Virginia
CAA	Clean Air Act
CAISO	California ISO
CAO	Chief Accounting Officer
CCR	Coal combustion residual
CCRO	Customer credit reinvestment offset
CEA	Commodity Exchange Act
CEO	Chief Executive Officer
CEP	Capital Expenditure Program, as established by House Bill 95, Ohio legislation enacted in 2011, deployed by East Ohio to recover certain costs associated with capital investment
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as Superfund
CFO	Chief Financial Officer
CH_4	Methane
Clearway	The legal entity, Clearway Energy, Inc. (a subsidiary of Global Infrastructure Partners), one or more of its consolidated subsidiaries, or the entirety of Clearway Energy, Inc. and its consolidated subsidiaries
CNG	Consolidated Natural Gas Company
CO_2	Carbon dioxide
Colonial Trail West	A 142 MW utility-scale solar power station located in Surry County, Virginia
Companies	Dominion Energy and Virginia Power, collectively
Contracted Assets	Contracted Assets operating segment
COO	Chief Operating Officer
Cooling degree days	Units measuring the extent to which the average daily temperature is greater than 65 degrees Fahrenheit, or 75 degrees Fahrenheit in DESC's service territory, calculated as the difference between 65 or 75 degrees, as applicable, and the average temperature for that day
Cove Point	Cove Point LNG, LP (formerly known as Dominion Energy Cove Point LNG, LP)

Abbreviation or Acronym	Definition
Cove Point LNG Facility	An LNG import/export and storage facility, including the Liquefaction Facility, located on the Chesapeake Bay in Lusby, Maryland
CPCN	Certificate of Public Convenience and Necessity
CVOW Commercial Project	A proposed 2.6 GW wind generation facility 27 miles off the coast of Virginia Beach, Virginia in federal waters adjacent to the CVOW Pilot Project and associated interconnection facilities in and around Virginia Beach, Virginia
CVOW Pilot Project	A 12 MW wind generation facility 27 miles off the coast of Virginia Beach, Virginia in federal waters
CWA	Clean Water Act
DCP	The legal entity, CPMLP Holding Company, LLC (formerly known as Dominion Cove Point, LLC), one or more of its consolidated subsidiaries (including Dominion Energy Midstream), or the entirety of CPMLP Holding Company, LLC and its consolidated subsidiaries
DECGS	Carolina Gas Services, Inc. (formerly known as Dominion Energy Carolina Gas Services, Inc.)
DECP Holdings	The legal entity DECP Holdings, Inc., which holds Dominion Energy's noncontrolling interest in Cove Point
DEQPS	MountainWest Pipeline Services, Inc. (formerly known as Dominion Energy Questar Pipeline Services, Inc.)
DES	Dominion Energy Services, Inc.
DESC	The legal entity, Dominion Energy South Carolina, Inc., one or more of its consolidated entities or operating segment, or the entirety of Dominion Energy South Carolina, Inc. and its consolidated entities
DETI	Eastern Gas Transmission and Storage, Inc. (formerly known as Dominion Energy Transmission, Inc.)
DGI	Dominion Generation, Inc.
DGP	Eastern Gathering and Processing, Inc. (formerly known as Dominion Gathering and Processing, Inc.)
DMLPHCII	Eastern MLP Holding Company II, LLC (formerly known as Dominion MLP Holding Company II, LLC)
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
DOE	U.S. Department of Energy
Dominion Energy	The legal entity, Dominion Energy, Inc., one or more of its consolidated subsidiaries (other than Virginia Power) or operating segments, or the entirety of Dominion Energy, Inc. and its consolidated subsidiaries
Dominion Energy Direct®	A dividend reinvestment and open enrollment direct stock purchase plan
Dominion Energy Gas	The legal entity, Eastern Energy Gas Holdings, LLC (formerly known as Dominion Energy Gas Holdings, LLC), one or more of its consolidated subsidiaries (consisting of DETI, DCP, DMLPHCII and Dominion Iroquois), or the entirety of Eastern Energy Gas Holdings, LLC and its consolidated subsidiaries
Dominion Energy Midstream	The legal entity, Northeast Midstream Partners, LP (formerly known as Dominion Energy Midstream Partners, LP), one or more of its consolidated subsidiaries, or the entirety of Northeast Midstream Partners, LP and its consolidated subsidiaries
Dominion Energy Questar Pipeline	The legal entity, MountainWest Pipeline, LLC (formerly known as Dominion Energy Questar Pipeline, LLC), one or more of its consolidated subsidiaries (including its 50% noncontrolling interest in White River Hub), or the entirety of Dominion Energy Questar Pipeline, LLC and its consolidated subsidiaries
Dominion Energy South Carolina	Dominion Energy South Carolina operating segment
Dominion Energy Virginia	Dominion Energy Virginia operating segment
Dominion Iroquois	The legal entity Iroquois Inc. (formerly known as Dominion Iroquois Inc.), one or more of its consolidated subsidiaries, or the entirety of Iroquois, Inc. and its consolidated subsidiaries, which held a 50% noncontrolling interest in Iroquois
Dominion Privatization	Dominion Utility Privatization, LLC, a joint venture between Dominion Energy and Patriot
DSM	Demand-side management
DSM Riders	Rate adjustment clauses, designated Riders C1A, C2A, C3A and C4A, associated with the recovery of costs related to certain Virginia DSM programs in approved DSM cases
Dth	Dekatherm
Duke Energy	The legal entity, Duke Energy Corporation, one or more of its consolidated subsidiaries, or the entirety of Duke Energy Corporation and its consolidated subsidiaries
Eagle Solar	Eagle Solar, LLC, a wholly-owned subsidiary of DGI
East Ohio	The East Ohio Gas Company, doing business as Dominion Energy Ohio
Energy Choice	Program authorized by the Ohio Commission which provides energy customers with the ability to shop for energy options from a group of suppliers certified by the Ohio Commission
EnergySolutions	EnergySolutions, LLC
EPA	U.S. Environmental Protection Agency
EPACT	Energy Policy Act of 2005
EPS	Earnings per common share

Abbreviation or Acronym	Definition
ERISA	Employee Retirement Income Security Act of 1974
ESA	Endangered Species Act
Excess Tax Benefits	Benefits of tax deductions in excess of the compensation cost recognized for stock-based compensation
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FILOT	Fee in lieu of taxes
Fitch	Fitch Ratings Ltd.
Four Brothers	Four Brothers Solar, LLC, a limited liability company owned by Dominion Energy (through December 2021) and Four Brothers Holdings, LLC, a subsidiary of Clearway
Fowler Ridge	Fowler I Holdings LLC, a wind-turbine facility in Benton County, Indiana
FTRs	Financial transmission rights
GAAP	U.S. generally accepted accounting principles
Gas Distribution	Gas Distribution operating segment
GENCO	South Carolina Generating Company, Inc.
GHG	Greenhouse gas
Granite Mountain	Granite Mountain Holdings, LLC, a limited liability company owned by Dominion Energy (through December 2021) and Granite Mountain Renewables, LLC, a subsidiary of Clearway
Green Mountain	Green Mountain Power Corporation
Greensville County	A 1,629 MW combined-cycle, natural gas-fired power station in Greensville County, Virginia
GT&S Transaction	The sale by Dominion Energy to BHE of Dominion Energy Gas, DGP, DECGS, Eastern Energy Field Services, Inc. (formerly known as Dominion Energy Field Services, Inc.) and Modular LNG Holdings, Inc. (formerly known as Dominion Modular LNG Holdings, Inc.) (which holds a 50% noncontrolling interest in JAX LNG) pursuant to a purchase and sale agreement entered into on July 3, 2020, which was completed on November 1, 2020
GTSA	Virginia Grid Transformation and Security Act of 2018
GW	Gigawatt
Heating degree days	Units measuring the extent to which the average daily temperature is less than 65 degrees Fahrenheit, or 60 degrees Fahrenheit in DESC's service territory, calculated as the difference between 65 or 60 degrees, as applicable, and the average temperature for that day
Hope	Hope Gas, Inc., doing business as Dominion Energy West Virginia through August 2022
Hopewell	Polyester biomass power station
Idaho Commission	Idaho Public Utilities Commission
IRA	An Act to Provide for Reconciliation Pursuant to Title II of Senate Concurrent Resolution 14 of the 117th Congress (also known as the Inflation Reduction Act of 2022) enacted on August 16, 2022
Iron Springs	Iron Springs Holdings, LLC, a limited liability company owned by Dominion Energy (through December 2021) and Iron Springs Renewables, LLC, a subsidiary of Clearway
Iroquois	Iroquois Gas Transmission System, L.P.
IRS	Internal Revenue Service
ISO	Independent system operator
ISO-NE	ISO New England
JAX LNG	JAX LNG, LLC, an LNG supplier in Florida serving the marine and LNG markets
Jones Act	The Coastwise Merchandise Statute (commonly known as the Jones Act) 46 U.S.C. §55102 regulating U.S. maritime commerce
July 2016 hybrids	Dominion Energy's 2016 Series A Enhanced Junior Subordinated Notes due 2076
Kewaunee	Kewaunee nuclear power station
kV	Kilovolt
LIBOR	London Interbank Offered Rate
LIFO	Last-in-first-out inventory method
Liquefaction Facility	A natural gas export/liquefaction facility at the Cove Point LNG Facility
LNG	Liquefied natural gas
LTIP	Long-term incentive program
Massachusetts Municipal	Massachusetts Municipal Wholesale Electric Company
mcfe	Thousand cubic feet equivalent
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MGD	Million gallons per day
Millstone	Millstone nuclear power station
Millstone 2019 power purchase agreements	Power purchase agreements with Eversource Energy and The United Illuminating Company for Millstone to provide nine million MWh per year of electricity for ten years
Moody's	Moody's Investors Service
Mtpa	Million metric tons per annum
MW	Megawatt
MWh	Megawatt hour

Abbreviation or Acronym	Definition
N_2O	Nitrous oxide
Natural Gas Rate Stabilization Act	Legislation effective February 2005 designed to improve and maintain natural gas service infrastructure to meet the needs of customers in South Carolina
NAV	Net asset value
NEIL	Nuclear Electric Insurance Limited
NERC	North American Electric Reliability Corporation
NGL	Natural gas liquid
NND Project	V.C. Summer Units 2 and 3 nuclear development project under which DESC and Santee Cooper undertook to construct two Westinghouse AP1000 Advanced Passive Safety nuclear units in Jenkinsville, South Carolina
North Anna	North Anna nuclear power station
North Carolina Commission	North Carolina Utilities Commission
NO_X	Nitrogen oxide
NRC	U.S. Nuclear Regulatory Commission
NWP 12	A nationwide permit from the U.S. Army Corps of Engineers authorizing activities required for the construction, maintenance, repair and removal of utility lines, including electric transmission, gas pipelines, water and communications conduit and associate facilities in waters of the U.S.
NYSE	New York Stock Exchange
October 2014 hybrids	Dominion Energy's 2014 Series A Enhanced Junior Subordinated Notes due 2054
ODEC	Old Dominion Electric Cooperative
offshore wind turbine installation season	The period May 1st through October 31st for waters off the coast of the Mid-Atlantic and Northeast
Ohio Commission	Public Utilities Commission of Ohio
Order 1000	Order issued by FERC adopting requirements for electric transmission planning, cost allocation and development
OSHA Recordable Rate	Number of recordable cases, as defined by the Occupational Health and Safety Administration, a division of the U.S. Department of Labor, for every 100 employees over the course of a year
Patriot	Patriot Utility Privatizations, LLC, a joint venture between Foundation Infrastructure Partners, LLC and John Hancock Life Insurance Company (U.S.A.) and affiliates
PHMSA	Pipeline and Hazardous Materials Safety Administration
PIPP	Percentage of Income Payment Plan deployed by East Ohio
PIR	Pipeline Infrastructure Replacement program deployed by East Ohio
PJM	PJM Interconnection, LLC
PSD	Prevention of significant deterioration
PSNC	Public Service Company of North Carolina, Incorporated, doing business as Dominion Energy North Carolina
Q-Pipe Group	Collectively, Dominion Energy Questar Pipeline, DEQPS and MountainWest Energy Holding Company, LLC (formerly known as QPC Holding Company, LLC and its subsidiary MountainWest Southern Trails Pipeline Company (formerly known as Questar Southern Trails Pipeline Company))
Q-Pipe Transaction	A previously proposed sale by Dominion Energy to BHE of the Q-Pipe Group pursuant to a purchase and sale agreement entered into on October 5, 2020 and terminated on July 9, 2021
Questar Gas	Questar Gas Company, doing business as Dominion Energy Utah, Dominion Energy Wyoming and Dominion Energy Idaho
Regulation Act	Legislation effective July 1, 2007, that amended the Virginia Electric Utility Restructuring Act and fuel factor statute, which legislation is also known as the Virginia Electric Utility Regulation Act, as amended in 2015 and 2018
RGGI	Regional Greenhouse Gas Initiative
RICO	Racketeer Influenced and Corrupt Organizations Act
Rider B	A rate adjustment clause associated with the recovery of costs related to the conversion of three of Virginia Power's coal-fired power stations to biomass
Rider BW	A rate adjustment clause associated with the recovery of costs related to Brunswick County
Rider CCR	A rate adjustment clause associated with the recovery of costs related to the removal of CCR at certain power stations
Rider CE	A rate adjustment clause associated with the recovery of costs related to certain renewable generation, energy storage and related transmission facilities in Virginia as well as certain small-scale distributed generation projects and related transmission facilities
Rider D	A rate mechanism which allows PSNC to recover from customers all prudently incurred gas costs and the related portion of uncollectible expenses as well as losses on negotiated gas and transportation sales
Rider E	A rate adjustment clause associated with the recovery of costs related to certain capital projects at Virginia Power's electric generating stations to comply with federal and state environmental laws and regulations

Abbreviation or Acronym	Definition
Rider GT	A rate adjustment clause associated with the recovery of costs associated with electric distribution grid transformation projects that the Virginia Commission has approved as authorized by the GTSA
Rider GV	A rate adjustment clause associated with the recovery of costs related to Greensville County
Rider OSW	A rate adjustment clause associated with costs incurred to construct, own and operate the CVOW Commercial Project
Rider PPA	A rate adjustment clause associated with the recovery of costs associated with power purchase agreements for the energy, capacity, ancillary services and renewable energy credits owned by third parties
Rider R	A rate adjustment clause associated with the recovery of costs related to Bear Garden
Rider RGGI	A rate adjustment clause associated with the recovery of costs related to the purchase of allowances through the RGGI market-based trading program for CO_2
Rider RPS	A rate adjustment clause associated with the recovery of costs related to the mandatory renewable portfolio standard program established by the VCEA
Rider S	A rate adjustment clause associated with the recovery of costs related to the Virginia City Hybrid Energy Center
Rider SNA	A rate adjustment clause associated with costs relating to the preparation of the applications for subsequent license renewal to the NRC to extend the operating licenses of Surry and North Anna and related projects
Rider T1	A rate adjustment clause to recover the difference between revenues produced from transmission rates included in base rates, and the new total revenue requirement developed annually for the rate years effective September 1
Rider U	A rate adjustment clause associated with the recovery of costs of new underground distribution facilities
Rider US-2	A rate adjustment clause associated with the recovery of costs related to Woodland Solar, Scott Solar and Whitehouse Solar
Rider US-3	A rate adjustment clause associated with the recovery of costs related to Colonial Trail West and Spring Grove 1
Rider US-4	A rate adjustment clause associated with the recovery of costs related to Sadler Solar
Rider W	A rate adjustment clause associated with the recovery of costs related to Warren County
ROE	Return on equity
ROIC	Return on invested capital
RTEP	Regional transmission expansion plan
RTO	Regional transmission organization
Sadler Solar	A 100 MW utility-scale solar power station located in Greensville County, Virginia
SAIDI	System Average Interruption Duration Index, metric used to measure electric service reliability
Santee Cooper	South Carolina Public Service Authority
SBL Holdco	SBL Holdco, LLC, a wholly-owned subsidiary of DGI through December 2021
SCANA	The legal entity, SCANA Corporation, one or more of its consolidated subsidiaries, or the entirety of SCANA Corporation and its consolidated subsidiaries
SCANA Combination	Dominion Energy's acquisition of SCANA completed on January 1, 2019 pursuant to the terms of the agreement and plan of merger entered on January 2, 2018 between Dominion Energy and SCANA
SCANA Merger Approval Order	Final order issued by the South Carolina Commission on December 21, 2018 setting forth its approval of the SCANA Combination
SCDOR	South Carolina Department of Revenue
Scope 1 emissions	Emissions that are produced directly by an entity's own operations
Scope 2 emissions	Emissions from electricity a company consumes but does not generate from its own facilities
Scope 3 emissions	Emissions generated downstream of company operations by customers and upstream by suppliers
Scott Solar	A 17 MW utility-scale solar power station in Powhatan County, Virginia
SEC	U.S. Securities and Exchange Commission
SEEM	Southeast Energy Exchange Market
SERC	Southeast Electric Reliability Council
Series A Preferred Stock	Dominion Energy's Series A Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share (previously designated the 1.75% Series A Cumulative Perpetual Convertible Preferred Stock)
Series B Preferred Stock	Dominion Energy's 4.65% Series B Fixed-Rate Cumulative Redeemable Perpetual Preferred Stock, without par value, with a liquidation preference of $1,000 per share
Series C Preferred Stock	Dominion Energy's 4.35% Series C Fixed-Rate Cumulative Redeemable Perpetual Preferred Stock, without par value, with a liquidation preference of $1,000 per share
SF_6	Sulfur hexafluoride
SO_2	Sulfur dioxide
SOFR	Secured Overnight Financing Rate
South Carolina Commission	Public Service Commission of South Carolina

Abbreviation or Acronym	Definition
Southampton	Southampton biomass power station
Southern	The legal entity, The Southern Company, one or more of its consolidated subsidiaries, or the entirety of The Southern Company and its consolidated subsidiaries
Southwest Gas	The legal entity, Southwest Gas Holdings, Inc., one or more of its consolidated subsidiaries, or the entirety of Southwest Gas Holdings, Inc. and its consolidated subsidiaries
Spring Grove 1	A 98 MW utility-scale solar power station located in Surry County, Virginia
Standard & Poor's	Standard & Poor's Ratings Services, a division of S&P Global Inc.
Summer	V.C. Summer nuclear power station
Supply Header Project	A project previously intended for DETI to provide approximately 1,500,000 Dths of firm transportation service to various customers in connection with the Atlantic Coast Pipeline Project
Surry	Surry nuclear power station
Terra Nova Renewable Partners	The legal entity, Terra Nova Renewable Partners, LLC, a partnership comprised primarily of institutional investors advised by J.P. Morgan Asset Management-Global Real Assets, or one or more of its consolidated subsidiaries
Three Cedars	Granite Mountain and Iron Springs, collectively
TSR	Total shareholder return
UEX	Uncollectible Expense Rider deployed by East Ohio
Ullico	The legal entity, Ullico Inc., one or more of its consolidated subsidiaries, or the entirety of Ullico Inc. and its consolidated subsidiaries
Utah Commission	Utah Public Service Commission
VCEA	Virginia Clean Economy Act of March 2020
VEBA	Voluntary Employees' Beneficiary Association
VIE	Variable interest entity
Virginia City Hybrid Energy Center	A 610 MW baseload carbon-capture compatible, clean coal powered electric generation facility in Wise County, Virginia
Virginia Commission	Virginia State Corporation Commission
Virginia Facilities	Proposed electric interconnection and transmission facilities in and around Virginia Beach, Virginia, comprising transmission facilities required to interconnect the CVOW Commercial Project reliably with the existing transmission system; including 3 miles of 230 kV offshore export circuits, 4 miles of underground 230 kV onshore export circuits, a new Harpers switching station, 14 miles of three new overhead 230 kV transmission circuits between a new Harpers switching station and the Fentress substation, rebuild eight miles of two existing 230 kV overhead lines and an expansion of the Fentress substation
Virginia Power	The legal entity, Virginia Electric and Power Company, one or more of its consolidated subsidiaries or operating segment, or the entirety of Virginia Electric and Power Company and its consolidated subsidiaries
VOC	Volatile organic compounds
Warren County	A 1,349 MW combined-cycle, natural gas-fired power station in Warren County, Virginia
WECTEC	WECTEC Global Project Services, Inc., a wholly-owned subsidiary of Westinghouse
West Virginia Commission	Public Service Commission of West Virginia
Westinghouse	Westinghouse Electric Company LLC
Wexpro	The legal entity, Wexpro Company, one or more of its consolidated subsidiaries, or the entirety of Wexpro Company and its consolidated subsidiaries
Wexpro Agreement	An agreement which sets forth the rights of Questar Gas to receive certain benefits from Wexpro's operations, including cost-of-service gas
Wexpro II Agreement	An agreement with the states of Utah and Wyoming modeled after the Wexpro Agreement that allows for the addition of properties under the cost-of-service methodology for the benefit of Questar Gas customers
Wexpro Agreements	Collectively, the Wexpro Agreement, Wexpro II Agreement and two stipulation agreements approved by the Utah Commission allowing for the inclusion of certain property at Canyon Creek and the Trail Unit under the Wexpro II Agreement
Whitehouse Solar	A 20 MW utility-scale solar power station in Louisa County, Virginia
White River Hub	MountainWest White River Hub, LLC (formerly known as White River Hub, LLC)
Wisconsin Commission	Public Service Commission of Wisconsin
Woodland Solar	A 19 MW utility-scale solar power station in Isle of Wight County, Virginia
WP&L	Wisconsin Power and Light Company, a subsidiary of Alliant Energy Corporation
WPSC	Wisconsin Public Service Corporation, a subsidiary of WEC Energy Group
Wrangler	Wrangler Retail Gas Holdings, LLC, a partnership between Dominion Energy (through March 2022) and Interstate Gas Supply, Inc.
Wyoming Commission	Wyoming Public Service Commission

Part I

Item 1. Business

GENERAL

Dominion Energy, headquartered in Richmond, Virginia and incorporated in Virginia in 1983, is one of the nation's largest producers and distributors of energy. Dominion Energy is committed to safely delivering sustainable, reliable and affordable energy and achieving net zero carbon and methane emissions by 2050. Dominion Energy's strategy is to be a leading sustainable provider of electricity, natural gas and related services to customers primarily in the eastern and Rocky Mountain regions of the U.S. As of December 31, 2022, Dominion Energy's portfolio of assets includes approximately 31.0 GW of electric generating capacity, 10,600 miles of electric transmission lines, 78,500 miles of electric distribution lines and 93,500 miles of gas distribution mains and related service facilities, which are supported by 4,000 miles of gas transmission, gathering and storage pipeline. As of December 31, 2022, Dominion Energy operates in 15 states and serves approximately 7 million customers.

Dominion Energy has commenced a comprehensive business review as discussed in *Future Issues and Other Matters* in Item 7. MD&A. Pending the results of the business review, Dominion Energy continues to focus on expanding and improving its regulated and long-term contracted electric and natural gas utility businesses while transitioning to a cleaner energy future. Its previously announced growth capital expenditure plan for 2022 through 2026 includes a focus on upgrading the electric system in Virginia through investments in additional renewable generation facilities, strategic undergrounding and energy conservation programs. Renewable generation facilities are expected to include significant investments in utility-scale solar and offshore wind projects. In addition, Dominion Energy has either received or applied for license extensions for its regulated nuclear power stations in Virginia. Other drivers for the growth capital plan include renewable natural gas initiatives, the replacement and modernization of gas distribution pipeline and continued upgrades to its gas and electric transmission and distribution networks while also meeting environmental requirements and standards set by various regulatory bodies.

Dominion Energy currently expects approximately 90% of earnings from its primary operating segments to come from state-regulated electric and natural gas utility businesses. Dominion Energy's nonregulated operations consist primarily of long-term contracted electric generation operations and its investment in Cove Point. Dominion Energy's operations are conducted through various subsidiaries, including DESC and Virginia Power. DESC is an SEC registrant; however, its Form 10-K is filed separately and is not combined herein.

Virginia Power, headquartered in Richmond, Virginia and incorporated in Virginia in 1909 as a Virginia public service corporation, is a wholly-owned subsidiary of Dominion Energy and a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and North Carolina. In Virginia, Virginia Power conducts business under the name "Dominion Energy Virginia" and primarily serves retail customers. In North Carolina, it conducts business under the name "Dominion Energy North Carolina" and serves retail customers located in the northeastern region of the state, excluding certain municipalities. In addition, Virginia Power sells and transmits electricity at wholesale prices to rural electric cooperatives, municipalities and into wholesale electricity markets. All of Virginia Power's stock is owned by Dominion Energy.

Amounts and information disclosed for Dominion Energy are inclusive of Virginia Power, where applicable.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANIES

The Companies file their annual, quarterly and current reports, proxy statements and other information with the SEC. Their SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov.

The Companies make their SEC filings, including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, available, free of charge, through Dominion Energy's website, http://www.dominionenergy.com, as soon as reasonably practicable after filing or furnishing the material to the SEC. We also make available on the "Investors" page of our website additional information which may be important to investors, such as investor presentations, earnings release kits and other materials and presentations. Information contained on Dominion Energy's website, including but not limited to reports mentioned in *Environmental Strategy*, is not incorporated by reference in this report.

ACQUISITIONS AND DISPOSITIONS

The following acquisitions and divestitures within the last three years are considered significant to the Companies.

GAS TRANSMISSION AND STORAGE OPERATIONS

Sales to BHE and Southwest Gas

In November 2020, Dominion Energy completed the GT&S Transaction with BHE for approximately $2.7 billion in cash proceeds and the assumption by BHE of approximately $5.3 billion of related long-term debt.

In December 2021, Dominion Energy completed the sale of the Q-Pipe Group to Southwest Gas for approximately $1.5 billion in cash proceeds and the assumption by Southwest Gas of $430 million of related long-term debt.

See Note 3 to the Consolidated Financial Statements for additional information.

Acquisition of Interest in Atlantic Coast Pipeline and Pivotal LNG, Inc.

In March 2020, Dominion Energy completed the acquisition from Southern of its 5% membership interest in Atlantic Coast Pipeline and its 100% ownership interest in Pivotal LNG, Inc., for $184 million in aggregate, plus certain purchase price adjustments. See Note 9 to the Consolidated Financial Statements for additional information, including the cancellation of the Atlantic Coast Pipeline Project. Pivotal LNG, Inc. was included within the GT&S Transaction and sold to BHE in November 2020.

HOPE

In August 2022, Dominion Energy completed the sale of 100% of the equity interests in Hope to Ullico for $690 million in cash consideration, subject to customary closing adjustments. See Note 3 to the Consolidated Financial Statements for additional information.

ELECTRIC GENERATION FACILITIES

Acquisition of Virginia Power Solar Projects

In 2020 through 2022, Virginia Power entered into and completed the acquisitions of several primarily early-stage solar development projects in Virginia, including both non-jurisdictional facilities and those expected to be recovered under Rider CE.

In 2022, Virginia Power entered into and completed the acquisitions of various solar development projects in Virginia. These projects are expected to cost a total of approximately $1.1 billion once constructed, including initial acquisition costs, and generate approximately 537 MW combined.

In 2021, Virginia Power entered into and completed the acquisitions of various solar development projects in Virginia. These projects are expected to cost a total of approximately $1.4 billion once constructed, including initial acquisition costs, and generate approximately 697 MW combined.

In 2020, Virginia Power entered into and completed the acquisition of various solar development projects in Virginia. These projects are expected to cost a total of approximately $595 million once constructed, including initial acquisition costs, and generate approximately 282 MW combined.

See Notes 10 and 13 to the Consolidated Financial Statements for additional information.

Acquisition of Nonregulated Solar Projects

In 2022, Dominion Energy entered into an agreement and completed the acquisition of a nonregulated solar project in Ohio. The project is expected to cost a total of $390 million once constructed, including the initial acquisition cost, and generate approximately 200 MW.

In 2020, Dominion Energy entered into agreements and completed the acquisition of various nonregulated solar projects in Ohio, South Carolina and Virginia. These projects are expected to cost a total of approximately $470 million once constructed, including the initial acquisition costs, and generate approximately 248 MW combined.

See Note 10 to the Consolidated Financial Statements for additional information.

Sale of Non-Wholly-Owned Nonregulated Solar Facilities

In 2021, Dominion Energy completed the sale of SBL Holdco, which held Dominion Energy's remaining 67% controlling interest in certain nonregulated solar projects, to Terra Nova Renewable Partners for cash proceeds of $209 million and the assumption by Terra Nova Renewable Partners of $265 million of related long-term debt.

In 2021, Dominion Energy completed the sale of its remaining 50% controlling interest in Four Brothers and Three Cedars to Clearway for cash proceeds of $331 million.

See Note 10 to the Consolidated Financial Statements for additional information.

EQUITY METHOD INVESTMENTS

Contributions to and Disposition of Interest in Wrangler

After an initial contribution to Wrangler in 2019, Dominion Energy completed a second contribution in November 2020 consisting of certain retail energy natural gas contracts receiving $74 million in cash and a final contribution in December 2021 of its remaining nonregulated natural gas retail energy marketing operations receiving $127 million in cash, while maintaining its 20% noncontrolling interest in Wrangler. Subsequently in December 2021 and March 2022, Dominion Energy sold 5% and the remaining 15% of its noncontrolling ownership interest in Wrangler to Interstate Gas Supply, Inc. for cash consideration of $33 million and $85 million, respectively.

See Note 9 to the Consolidated Financial Statements for additional information.

Acquisition of Interest in Dominion Privatization

In February 2022, Dominion Energy entered into an agreement to form Dominion Privatization, a joint venture with Patriot. Under the agreement, during 2022 Dominion Energy contributed its existing privatization operations in Virginia, Texas, Pennsylvania and South Carolina, excluding contracts held by DESC, and Patriot contributed cash. Dominion Energy received total consideration of $335 million, comprised of $168 million in cash proceeds and a 50% noncontrolling ownership interest in Dominion Privatization with an initial fair value of $167 million.

See Note 9 to the Consolidated Financial Statements for additional information.

HUMAN CAPITAL

One of Dominion Energy's greatest strengths is its employees and Dominion Energy is committed to providing them with a safe, diverse and inclusive workplace. The ability to attract, develop and retain a diverse workforce is integral to the long-term success of Dominion Energy. At December 31, 2022, Dominion Energy had approximately 17,200 full-time employees, of which approximately 4,500 are subject to collective bargaining agreements, including approximately 6,100 full-time employees at Virginia Power, of which approximately 2,500 are subject to collective bargaining agreements.

Safety is the highest priority of Dominion Energy's five core values with the fundamental goal to send every employee home safe and sound every day. In 2022, Dominion Energy experienced an OSHA Recordable Rate of 0.52 compared to 0.46 in 2021 and 0.41 in 2020. These rates reflect Dominion Energy's dedication to safety when compared to a 2021 BLS Industry Average OSHA Recordable Rate of 1.7 and a 2020 BLS Industry Average OSHA Recordable Rate of 1.5. As evidence of Dominion Energy's commitment to safety, annual incentive plans for all employees, except as restricted by any collective bargaining agreements, include a safety performance measure. Furthermore, Dominion Energy has been proactive in protecting its workforce during the global COVID-19 pandemic by establishing safety protocols and adapting its approach as the pandemic has evolved. Dominion Energy also facilitated telecommuting and hybrid work options for many employees and expanded paid time off and other benefits to help employees cope with disruptions caused by the pandemic.

Dominion Energy works to recruit, retain and develop the careers of talented individuals who reflect the communities it serves. To cultivate this diversified workforce, Dominion Energy focuses on workforce diversity, equity and inclusion while fostering an environment where employees can utilize their unique strengths, skills, personalities and life experiences. Dominion Energy is committed to increasing its diverse workforce representation to 40% by year-end 2026; to be adjusted as necessary based on position and market availability. During 2022, Dominion Energy increased diverse representation within its workforce from 35.5% to 37.0%, following an increase during 2021 from 34.7% to 35.5%. For the purposes of measuring diversity, Dominion Energy includes employees who identify their gender as female and/or their race/ethnicity as American Indian or Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander or Two or More Races. In 2022, 2021 and 2020, the percentage of new hires that are diverse was 48.9%, 57.5% and 50.7%, respectively. Dominion Energy sponsors eight employee resource groups to support and reinforce its culture of inclusiveness by enabling employees with shared interests and backgrounds to work together to create community, provide networking opportunities and encourage professional development. The employee resource groups are aligned to support various forms of diversity, equity and inclusion, including gender, sexual orientation, gender identity and expression, race, veteran status, age, ability and cultural heritage. To further advance these initiatives, annual incentive plans for all employees, except as restricted by any collective bargaining agreements, include a performance measure for participation in diversity, equity and inclusion training.

Dominion Energy attracts and retains its employees by offering competitive compensation and benefits packages, including healthcare, retirement, paid time off, parental leave and other benefits. Dominion Energy also offers a variety of training and development opportunities for all employees with the goal to provide a consistent and progressive approach to training that engages the workforce and fosters a culture of learning. To this end, Dominion Energy offers continuous learning opportunities including tuition assistance programs, professional development resources, access to a career center and a self-guided training program for independent learning as well as leadership development programs. These resources and programs are designed not only to engage and retain talented employees but also to allow Dominion Energy to meet the needs of its customers in an ever-changing industry with a skilled workforce.

CYBERSECURITY

In an effort to reduce the likelihood and severity of cyber intrusions, the Companies have a comprehensive cybersecurity program designed to protect and preserve the confidentiality, integrity and availability of data and systems, including oversight by the Board of Directors as well as the finance and risk oversight board committee. The Companies are subject to mandatory cybersecurity regulatory requirements, interface regularly with a wide range of external organizations and participate in classified briefings to maintain an awareness of current cybersecurity threats and vulnerabilities. The Companies' current security posture and regulatory compliance efforts are intended to address the evolving and changing cyber threats. See Item 1A. Risk Factors for discussion of related risks.

OPERATING SEGMENTS

Dominion Energy manages its daily operations through four primary operating segments: Dominion Energy Virginia, Gas Distribution, Dominion Energy South Carolina and Contracted Assets. See Note 26 to the Consolidated Financial Statements for a summary description of operations within each of the four primary operating segments. Dominion Energy also reports a Corporate and Other segment, which includes its corporate, service companies and other functions (including unallocated debt) as well as Dominion Energy's noncontrolling interest in Dominion Privatization. Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the operating segments' performance or in allocating resources. In addition, Corporate and Other includes the net impact of discontinued operations consisting primarily of Dominion Energy's equity investment in Atlantic Coast Pipeline as discussed in Note 9 to the Consolidated Financial Statements.

Virginia Power manages its daily operations through its primary operating segment: Dominion Energy Virginia. It also reports a Corporate and Other segment that primarily includes specific items attributable to its operating segments that are not included in profit measures evaluated by executive management in assessing the segment's performance or in allocating resources.

While daily operations are managed through the operating segments previously discussed, assets remain wholly-owned by the Companies and their respective legal subsidiaries.

DOMINION ENERGY VIRGINIA

Dominion Energy Virginia is substantially composed of Virginia Power's regulated electric transmission, distribution (including customer service) and generation (regulated electric utility and its related energy supply) operations, which serve approximately 2.7 million residential, commercial, industrial and governmental customers in Virginia and North Carolina.

Dominion Energy Virginia's previously announced growth capital plan includes spending approximately $27 billion from 2022 through 2026 to construct new generation capacity, including the CVOW Commercial Project, to meet its renewable generation targets and growing electricity demand within its service territory in order to maintain reliability and regulatory compliance and to upgrade or add new transmission lines, distribution lines, substations, and other facilities, as well as maintain existing generation capacity. The proposed infrastructure projects and investment commitments are intended to address both continued customer growth and increases in electricity consumption which are primarily driven by new and larger data center customers, as well as support its subsequent license renewal projects as it has received approval for or is seeking 20-year license extensions for the regulated nuclear fleet in Virginia. See *Properties* and *Environmental Strategy* for additional information on this and other utility projects. Data centers, which currently represent approximately 20% of Virginia Power's electricity sales, have been a source of significant increase in demand which is expected to continue over the next decade. The concentration of data centers primarily in Loudon County, Virginia represents a unique challenge and requires significant investments in electric transmission facilities to meet the growing demand. While an updated growth capital plan is dependent upon completion of the comprehensive business review discussed in *Future Issues and Other Matters* in Item 7. MD&A, it is expected to reflect an acceleration of certain electric transmission projects to serve the rapidly growing data center customer demand.

Virginia Power has also created a ten-year plan through 2028 to transform its electric grid into a smarter, stronger and greener grid. This plan addresses the structural limitations of Virginia Power's distribution grid in a systematic manner in order to recognize and accommodate fundamental changes and requirements in the energy industry. The objective is to address both customer and system needs by (i) achieving even higher levels of reliability and resiliency against natural and man-made threats, (ii) leveraging technology to enhance the customer experience and improve the operation of the system and (iii) safely and effectively integrating new utility-scale renewable generation and storage as well as customer–level distributed energy resources such as rooftop solar and battery storage. The Virginia Commission has approved portions of this plan through 2023.

Revenue provided by electric distribution and generation operations is based primarily on rates established by the Virginia and North Carolina Commissions. Approximately 81% of revenue comes from serving Virginia jurisdictional customers. Base rates for the Virginia jurisdiction are set using a modified cost-of-service rate model, and are generally designed to allow an opportunity to recover the cost of providing utility service and earn a reasonable return on investments used to provide that service. Variability in earnings is driven primarily by changes in rates, weather, customer growth and other factors impacting consumption such as the economy and energy conservation, in addition to operating and maintenance expenditures. Electric operations continue to focus on improving service and experience levels while striving to reduce costs and link investments to operational results. SAIDI performance results, excluding major events, were 136 minutes for the three-year average ending 2022, down from the previous three-year average of 141 minutes. This decrease is primarily due to decreased storm activity.

Earnings may also reflect variations in the timing or nature of expenses as compared to those contemplated in current rates, such as labor and benefit costs, capacity expenses, the timing, duration and costs of scheduled and unscheduled outages as well as certain customers' ability to choose a generation service provider. The cost of fuel and purchased power is generally collected through fuel cost-recovery mechanisms established by regulators and does not materially impact net income. The cost of new generation facilities is generally recovered through riders in Virginia. Variability in earnings from riders reflects changes in the authorized ROE and the carrying amount of these facilities, which are largely driven by the timing and amount of capital investments, as well as depreciation. See Note 13 to the Consolidated Financial Statements for additional information.

Revenue provided by Virginia Power's electric transmission operations is based primarily on rates approved by FERC. The profitability of this business is dependent on its ability, through the rates it is permitted to charge, to recover costs and earn a reasonable ROIC. Variability in earnings primarily results from changes in rates and the timing of property additions, retirements and depreciation.

Virginia Power is a member of PJM, an RTO, and its electric transmission facilities are integrated into PJM wholesale electricity markets. Consistent with the increased authority given to NERC by EPACT, Virginia Power is committed to meeting NERC standards, modernizing its infrastructure and maintaining superior system reliability with respect to its electric transmission operations.

COMPETITION

There is no competition for electric distribution service within Virginia Power's service territory in Virginia and North Carolina and no such competition is currently permitted. Historically, since its electric transmission facilities are integrated into PJM and electric transmission services are administered by PJM, there was no competition in relation to transmission service provided to customers within the PJM region. However, competition from non-incumbent PJM transmission owners for development, construction and ownership of certain transmission facilities in Virginia Power's service territory is permitted pursuant to Order 1000, subject to state and local siting and permitting approvals. This could result in additional competition to build and own transmission infrastructure in Virginia Power's service area in the future and could allow Dominion Energy to seek opportunities to build and own facilities in other service territories. Additionally, there is some competition for Virginia Power's generation operations for Virginia jurisdictional electric utility customers that meet certain size requirements or that currently are purchasing energy from competitive suppliers deemed to be 100% renewable by the Virginia Commission. See *Electric* under *State Regulations* in *Regulation* for more information. Currently, North Carolina does not offer retail choice to electric customers.

Virginia Power's non-jurisdictional solar operations are not currently subject to significant competition as the output from these facilities is primarily sold under long-term power purchase agreements with terms generally ranging from 16 to 25 years. However, in the future, such operations may compete with other power generation facilities to serve certain large-scale customers after the power purchase agreements expire.

REGULATION

Virginia Power's electric distribution and generation operations, including the rates it may charge to jurisdictional customers, as well as wholesale electric transmission rates, tariffs and terms of service, are subject to regulation by the Virginia and North Carolina Commissions as well as FERC, the NRC, the EPA, the DOE and the U.S. Army Corps of Engineers. See *State Regulations* and *Federal Regulations* in *Regulation, Future Issues and Other Matters* in Item 7. MD&A and Notes 13 and 23 to the Consolidated Financial Statements for additional information.

PROPERTIES

For a description of existing facilities see Item 2. Properties.

CVOW Commercial Project

In September 2019, Virginia Power filed applications with PJM for the CVOW Commercial Project and for certain approvals and rider recovery from the Virginia Commission in November 2021. The total cost of the project is estimated to be approximately $10 billion, excluding financing costs. Virginia Power's estimate for the 2.6 GW project's projected levelized cost of energy is approximately $80-90/MWh. Following a competitive procurement process, Virginia Power has entered into fixed price contracts for the major offshore construction and equipment components. The contracts include services denominated in currencies other than the U.S. dollar for approximately €2.6 billion and 5.1 billion kr., which have been included within the cost estimate above. In addition, certain of the fixed price contracts, approximately €0.7 billion, contain commodity indexing provisions linked to steel. As a result, any changes in applicable exchange rates or commodity indices, if not mitigated, could result in a change to the ultimate cost of the project. In May 2022, Virginia Power entered into forward purchase agreements with a notional amount of approximately €3.2 billion to hedge its foreign currency rate risk exposure from certain fixed price contracts for the major offshore construction and equipment components of the CVOW Commercial Project.

In March 2022, the Virginia Commission approved Virginia Power's application filed in December 2021 for approval of a lease contract with an affiliated entity for the use of a Jones Act compliant offshore wind installation vessel currently under development. In April 2022, Virginia Power filed an application with the North Carolina Commission for approval of the same lease contract and received approval in January 2023. In January 2023, Virginia Power entered into the lease contract with commencement of the 20-month lease term in August 2025 at a total cost of approximately $240 million plus ancillary services.

Virginia Power has completed the conceptual design phase for the project's onshore electric transmission facilities and selected a recommended route with consideration given for resiliency and minimizing environmental impacts. Any changes to the onshore route necessitated by the receipt of various permitting approvals could result in upward pressure on the estimated cost of the project. In August 2022, the Virginia Commission approved the application for certification of the Virginia Facilities component of the CVOW Commercial Project, the revenue requirement for the initial rate year of Rider OSW and noted that no further action was required with respect to Virginia Power's foreign currency risk mitigation plan. The Virginia Commission also included a performance standard for operation of the CVOW Commercial Project, which would require that customers be held harmless for any shortfall in energy production below an annual net capacity factor of 42%, as determined on a three-year rolling average, with details on the implementation of such standard to be determined in a future proceeding. Also in August 2022, Virginia Power filed a petition for limited reconsideration relating to the performance standard for operation of the CVOW Commercial Project included in the Virginia Commission's August order. The Virginia Commission granted reconsideration and suspended in part the August order pending its reconsideration with Rider OSW approved on an interim basis. In October 2022, Virginia Power, Office of the Attorney General of Virginia and other parties filed a settlement agreement with the Virginia Commission for approval. The settlement agreement provides for a voluntary cost sharing mechanism resulting from unforeseen construction cost increases; specifically, that Virginia Power will be eligible to

recover 50% of such incremental costs which fall between $10.3 billion and $11.3 billion with no recovery of such incremental costs which fall between $11.3 billion and $13.7 billion. There is no voluntary cost sharing mechanism for any total construction costs in excess of $13.7 billion, the recovery of which would be determined in a future Virginia Commission preceding. The settlement agreement also provides for customers to receive the maximum benefits available under the IRA including that to the extent the IRA reduces the total construction costs, such reductions will also be applied to the cost sharing bands discussed above. In addition, the settlement agreement includes enhanced performance reporting provisions, in lieu of a performance guarantee, for the operation of the CVOW Commercial Project. To the extent the annual net capacity factor is below 42%, as determined on a three-year rolling average, Virginia Power is required to provide detailed explanation of the factors contributing to any shortfall to the Virginia Commission which could determine in a future proceeding a remedy for incremental costs incurred associated with any deemed unreasonable or imprudent actions of Virginia Power. In December 2022, the Virginia Commission approved the settlement agreement and reinstated its August 2022 order granting approval of Rider OSW.

Upon receiving remaining approvals from other permitting entities, Virginia Power anticipates commencing major construction activities in 2023 and the project is expected to be placed in service by the end of 2026. Virginia Power expects to incur approximately 80% of the project costs from 2023 through 2025. Through December 31, 2022, Virginia Power had incurred approximately $1.1 billion of costs. Virginia Power anticipates funding the project consistent with its approved debt to equity capitalization structure. The project is vital for Virginia Power to meet the renewable energy portfolio standard established in the VCEA and is consistent with the criteria within the VCEA for the construction of an offshore wind facility deemed to be in the public interest as well as the guidelines facilitating cost recovery. See additional discussion of the VCEA provisions concerning renewable generation projects in Note 13 to the Consolidated Financial Statements.

Electric Generation and Storage Projects

In addition, Virginia Power is developing, financing and constructing new generation capacity as well as seeking license extensions on zero carbon nuclear generation facilities to meet its renewable generation targets and growing electricity demand within its service territory. Significant projects under construction or development as well as significant projects under consideration are set forth below:

- Virginia Power plans to invest approximately $6.8 billion from 2022 to 2026 to acquire or construct several solar facilities totaling approximately 3.4 GW of expected generating capacity when placed in service. Virginia Power has projects under various stages of development which, as of December 31, 2022, represent a potential generating capacity of approximately 6.3 GW. The facilities include both those to serve utility and non-jurisdictional customers. See Notes 10 and 13 to the Consolidated Financial Statements for additional information.

- To support its development of solar generation facilities serving utility customers, Virginia Power plans to invest approximately $0.6 billion from 2022 to 2026 to acquire or construct multiple battery storage facilities in Virginia, totaling approximately 309 MW of expected storage capacity when placed in service. Virginia Power has projects under various stages of development which, as of December 31, 2022, represent a potential storage capacity of approximately 1.2 GW. See Note 13 to the Consolidated Financial Statements for additional information.
- Virginia Power has received a 20-year extension of the operating licenses for its two units at Surry and has commenced the process to extend the operating licenses for its two units at North Anna. See *Nuclear Decommissioning* below for additional information on these facilities.
- Virginia Power continues to consider the construction of a third nuclear unit at a site located at North Anna. See *Future Issues and Other Matters* in Item 7. MD&A for more information on this project.
- Virginia Power is considering the construction of a hydro-electric pumped storage facility in Southwest Virginia.
- Virginia Power is considering the construction of simple cycle combustion turbines in Virginia for reliability purposes.

Electric Transmission and Distribution Projects

Virginia Power continues to invest in transmission projects that are a part of PJM's RTEP process which focus on reliability improvements and replacement of aging infrastructure. The projects that have been authorized by PJM are expected to result in future capital expenditures of approximately $3.0 billion through 2026.

Virginia Power is investing in transmission substation physical security and expects to invest an additional $100 million to $150 million through 2026 to strengthen its electrical system to better protect critical equipment, enhance its spare equipment process and create multiple levels of security.

Virginia legislation provides for the recovery of costs, subject to approval by the Virginia Commission, for Virginia Power to move approximately 4,000 miles of electric distribution lines underground. The program is designed to reduce restoration outage time by moving Virginia Power's most outage-prone overhead distribution lines underground, has an annual investment cap of approximately $175 million and is expected to be completed by 2029. The Virginia Commission has approved six phases of the program encompassing approximately 1,866 miles of converted lines and $1.1 billion in capital spending (with $1.1 billion recoverable through Rider U).

See Note 13 to the Consolidated Financial Statements for additional information.

SOURCES OF ENERGY SUPPLY

Virginia Power uses a variety of fuels to power its electric generation fleet and purchases power for utility system load requirements and to satisfy physical forward sale requirements. Some of these agreements have fixed commitments and are detailed further in Fuel and Other Purchase Commitments in Item 7. MD&A.

Presented below is a summary of Virginia Power's actual system output by energy source:

Source	2022	2021	2020
Natural gas	36%	40%	48%
Nuclear[1]	28	29	32
Purchased power, net	23	17	7
Coal[2]	8	9	9
Renewable and Hydro[3]	5	5	4
Total	100%	100%	100%

(1) Excludes ODEC's 11.6% undivided ownership interest in North Anna.
(2) Excludes ODEC's 50.0% undivided ownership interest in the Clover power station.
(3) Includes solar and biomass.

Nuclear Fuel—Virginia Power primarily utilizes long-term contracts to support its nuclear fuel requirements. Worldwide market conditions are continuously evaluated to ensure a range of supply options at reasonable prices which are dependent on the market environment. Current agreements, inventories and spot market availability are expected to support current and planned fuel supply needs. Additional fuel is purchased as required to ensure optimal cost and inventory levels.

Fossil Fuel— Virginia Power primarily utilizes natural gas and coal in its fossil fuel plants. All recent fossil fuel plant construction involves natural gas generation.

Virginia Power's natural gas and oil supply is obtained from various sources including purchases from major and independent producers in the Mid-Continent and Gulf Coast regions, purchases from local producers in the Appalachian area and Marcellus and Utica regions, purchases from gas marketers and withdrawals from underground storage fields owned by third parties. Virginia Power manages a portfolio of natural gas transportation contracts (capacity) that provides for reliable natural gas deliveries to its gas turbine fleet, while minimizing costs.

Virginia Power's coal supply is obtained through long-term contracts and short-term spot agreements from domestic suppliers.

Biomass— Virginia Power's biomass supply is obtained through long-term contracts and short-term spot agreements from local suppliers.

Purchased Power— Virginia Power purchases electricity from the PJM spot market and through power purchase agreements with other suppliers to provide for utility system load requirements.

SEASONALITY

Virginia Power's earnings vary seasonally as a result of the impact of changes in temperature, the impact of storms and other catastrophic weather events, and the availability of alternative sources for heating on demand by residential and commercial customers. Generally, the demand for electricity peaks during the summer and winter months to meet cooling and heating needs, respectively. An increase in heating degree days for Virginia Power's electric utility-related operations does not produce the same increase in revenue as an increase in cooling degree days, due to seasonal pricing differentials and because alternative heating sources are more readily available.

Nuclear Decommissioning

Virginia Power has a total of four licensed, operating nuclear reactors at Surry and North Anna in Virginia.

Decommissioning involves the decontamination and removal of radioactive contaminants from a nuclear power station once operations have ceased, in accordance with standards established by the NRC. Amounts collected from ratepayers have been placed into trusts and are invested to fund the expected future costs of decommissioning the Surry and North Anna units.

Virginia Power believes that the decommissioning funds and their expected earnings for the Surry and North Anna units will be sufficient to cover expected decommissioning costs, particularly when combined with future ratepayer collections and contributions to these decommissioning trusts, if such future collections and contributions are required. This reflects the long-term investment horizon, since the units will not be decommissioned for decades, and a positive long-term outlook for trust fund investment returns. Virginia Power will continue to monitor these trusts to ensure they meet the NRC minimum financial assurance requirements, which may include, if needed, the use of parent company guarantees, surety bonding or other financial instruments recognized by the NRC.

The estimated cost to decommission Virginia Power's four nuclear units is reflected in the table below and is primarily based upon site-specific studies completed in 2019. These cost studies are generally completed every four to five years. The current cost estimates assume decommissioning activities will begin shortly after cessation of operations, which will occur when the operating licenses expire.

Under the current operating licenses, Virginia Power is scheduled to decommission the Surry and North Anna units during the period 2038 to 2112. NRC regulations allow licensees to apply for extension of an operating license in up to 20-year increments. In 2021, Virginia Power was granted an additional 20 years for its operating licenses for the two units at Surry. Under these license extensions, the two units will be allowed to generate electricity through 2052 and 2053. In 2020, Virginia Power submitted a license renewal application for the two units at North Anna. Under this renewal application, the two units will be allowed to generate electricity through 2058 and 2060, if approved. Between the four units, Virginia Power estimates that it could spend approximately $4 billion through 2035 on capital improvements. The existing regulatory framework in Virginia provides rate recovery mechanisms for such costs.

The estimated decommissioning costs, funds in trust and current license expiration dates for Surry and North Anna are shown in the following table:

(dollars in millions)	NRC license expiration year	Most recent cost estimate (2022 dollars)[1]	Funds in trusts at December 31, 2022[2]
Surry			
Unit 1	2052	$ 849	$ 905
Unit 2	2053	839	892
North Anna			
Unit 1[3]	2038	760	724
Unit 2[3]	2040	765	681
Total		$3,213	$3,202

(1) The cost estimates shown above reflect reductions for the expected future recovery of certain spent fuel costs based on Virginia Power's contracts with the DOE for disposal of spent nuclear fuel consistent with the reductions reflected in Virginia Power's nuclear decommissioning AROs and includes the expectation that 20-year license extensions are approved for both units at North Anna.
(2) Virginia Power did not make any contributions to its nuclear decommissioning trust funds during 2022.
(3) North Anna is jointly owned by Virginia Power (88.4%) and ODEC (11.6%). However, Virginia Power is responsible for 89.26% of the decommissioning obligation. Amounts reflect 89.26% of the decommissioning cost for both of North Anna's units.

Also see Notes 9, 14 and 23 to the Consolidated Financial Statements for additional information about nuclear decommissioning trust investments, AROs and other aspects of nuclear decommissioning, respectively.

Gas Distribution

Gas Distribution includes Dominion Energy's regulated natural gas sales, transportation, gathering, storage and distribution operations in Ohio, North Carolina, Utah, southwestern Wyoming and southeastern Idaho (through East Ohio, PSNC and Questar Gas) which collectively serve approximately 3.0 million residential, commercial and industrial customers. Gas Distribution also includes nonregulated renewable natural gas facilities in operation and under development, including Dominion Energy's investment in Align RNG. See *Investments* below for additional information regarding the Align RNG investment.

Gas Distribution's previously announced growth capital plan includes spending approximately $5 billion from 2022 through 2026 to upgrade existing or add new infrastructure to meet growing energy needs and retain reliability within its service territory as well as investments in renewable natural gas infrastructure projects. Planned capital spending is driven by infrastructure needs from a growing customer base in states with expanding economies, replacing aging assets for reliability, safety and sustainability and meeting demands for natural gas to support the transition from more carbon intensive fuels. An updated growth capital plan is dependent upon completion of the comprehensive business review discussed in *Future Issues and Other Matters* in Item 7. MD&A.

Earnings for Gas Distribution primarily result from rates established by the Ohio, North Carolina, Utah, Wyoming and Idaho

Commissions. The profitability of these businesses is dependent on their ability, through the rates they are permitted to charge, to recover costs and earn a reasonable return on their capital investments. Variability in earnings primarily results from changes in operating and maintenance expenditures, as well as changes in rates and the economy, including customer growth.

COMPETITION

East Ohio offers an Energy Choice program, under which residential customers are encouraged to purchase gas directly from retail suppliers or through a community aggregation program and have it delivered by East Ohio. At December 31, 2022, approximately 1.1 million of East Ohio's 1.2 million Ohio customers were participating in the Energy Choice program.

Competition in PSNC's natural gas distribution operations is generally based on price and convenience. Large commercial and industrial customers often have the ability to switch from natural gas to an alternate fuel, such as propane or fuel oil. Natural gas competes with these alternate fuels based on price. As a result, any significant disparity between supply and demand, either of natural gas or of alternate fuels, and due either to production or delivery disruptions or other factors, will affect price and the ability to retain large commercial and industrial customers.

Questar Gas does not currently face direct competition from other distributors of natural gas for residential and commercial customers in its service territories as state regulations in Utah, Wyoming and Idaho do not allow customers to choose their provider at this time. See *State Regulations* in *Regulation* for additional information.

In all of Dominion Energy's gas service territories, electric utilities offer electricity as a rival energy source and compete for the space heating, water heating and cooking markets. The principal means to compete against alternative fuels is lower prices, and natural gas historically has maintained its price advantage in the residential and commercial markets. Competition for heating as well as general household and small commercial energy needs generally occurs at the initial installation phase when the customer or builder makes the decision as to which types of equipment to install. As a result, customers tend to use their chosen energy source for the life of the equipment.

REGULATION

Gas Distribution's operations, including the rates that it may charge customers, are regulated by the Ohio, North Carolina, Utah, Wyoming and Idaho Commissions as well as PHMSA, the EPA and the U.S. Department of Transportation. See *Federal Regulations* and *State Regulations* in *Regulations*, *Future Issues and Other Matters* in Item 7. MD&A and Notes 13 and 23 to the Consolidated Financial Statements for additional information.

PROPERTIES

For a description of existing facilities see Item 2. *Properties.*

Dominion Energy has the following significant projects under construction or development to better serve utility customers or expand its service offerings within its utility service territory as well as to support its strategy to achieve net zero emissions.

East Ohio—In 2008, East Ohio began PIR, aimed at replacing approximately 25% of its pipeline system. In September 2016, the Ohio Commission approved a stipulation filed jointly by East Ohio and the Staff of the Ohio Commission to continue the PIR program and associated cost recovery for another five-year term beginning in 2017, and to permit East Ohio to increase its annual capital expenditures to $200 million by 2018 with a 3% increase per year thereafter subject to the annual cost recovery rate increase caps proposed by East Ohio. In April 2022, the Ohio Commission approved an extension of East Ohio's PIR program for capital investments through 2026 with continuation of 3% increases of annual capital expenditures per year. See Note 13 to the Consolidated Financial Statements for additional information.

In 2011, East Ohio began CEP which enables East Ohio to defer depreciation expense, property tax expense and carrying costs on capital investments not covered by its PIR program to expand, upgrade or replace its pipeline system and information technology systems as well as investments necessary to comply with the Ohio Commission or other government regulation. In 2022, the Ohio Commission approved recovery of costs incurred in 2019, 2020 and 2021 under an associated rider. See Note 13 to the Consolidated Financial Statements for additional information.

PSNC—The North Carolina Commission has authorized PSNC to use a tracker mechanism to recover the incurred capital investment and associated costs of complying with federal standards for pipeline integrity and safety requirements that are not in current base rates. Projected integrity management plan investment, excluding the costs associated with the project noted below, for the period 2023 to 2025 is expected to be approximately $144 million.

During 2020, construction began on 11 miles of transmission pipeline in Buncombe County, NC. After an analysis was performed under the integrity management program, the new transmission line was deemed necessary to offset the capacity losses on the existing line due to lower pressure being utilized in order to meet federal safety requirements. The project is expected to cost approximately $65 million and had approximately 10 miles placed into service in December 2021 with the remaining portion anticipated to be placed into service in 2023.

Questar Gas— In 2010, Questar Gas began replacing aging high pressure infrastructure under a cost-tracking mechanism that allows it to place into rate base and earn a return on capital expenditures associated with a multi-year natural gas infrastructure-replacement program upon the completion of each project. As part of the 2022 Utah base rate case, the Utah Commission approved the continuation of the infrastructure-replacement program with an annual spending budget of approximately $85 million, to be adjusted annually for inflation.

In 2018, legislation became effective in Utah which is designed to spur economic growth in rural communities without natural gas service. Pursuant to its 2022 Utah base rate case, Questar Gas is permitted to spend approximately $85 million over the three years, and approximately $215 million in the aggregate, for expansion of distribution facilities to bring natural gas to residential and commercial customers in rural parts of Utah, as approved by the Utah Commission. Additionally, as part of the 2022 Utah base rate case, the Utah Commission also approved the inclusion of $24 million of rural expansion capital investment in rate base, with costs above this amount to be included for future rural expansion cost consideration.

Non-Utility Renewable Natural Gas—In December 2019, Dominion Energy announced the formation of a strategic alliance with Vanguard Renewables in collaboration with the Dairy Farmers of America to capture methane from dairy farms and convert it into pipeline quality natural gas. In August 2021, Dominion Energy announced an expansion of the partnership, increasing its commitment up to $1 billion. As of December 31, 2022, 16 dairy renewable natural gas facilities were under construction in Colorado, Nevada, Idaho, Georgia, Kansas, Texas and New Mexico. These facilities are expected to be placed in service in 2023 through 2025 with an estimated total cost of approximately $1.0 billion, excluding financing costs.

INVESTMENTS

Align RNG—In November 2018, Dominion Energy announced the formation of Align RNG, an equal partnership with Smithfield Foods, Inc. Align RNG expects to invest $500 million to develop assets to capture methane from swine farms across Virginia, North Carolina, Utah and Arizona and convert it into pipeline quality natural gas. In July 2020, Align RNG placed its first project, located in Milford, UT, in service and the project has produced over 160,000 Dths of renewable natural gas. As of December 31, 2022, Align RNG had four additional projects under construction in North Carolina, Arizona and Virginia with an estimated total cost of approximately $200 million. These facilities are expected to be placed in service in 2023 and 2024.

SOURCES OF ENERGY SUPPLY

Dominion Energy's natural gas supply is obtained from various sources including purchases from major and independent producers in the Mid-Continent and Gulf Coast regions, local producers in the Appalachian area, gas marketers and, for Questar Gas specifically, from Wexpro and other producers in the Rocky Mountain region. Wexpro's gas development and production operations serve over half of Questar Gas' gas supply requirements in accordance with the Wexpro Agreements, comprehensive agreements with the states of Utah and Wyoming. In addition, these agreements provide for potential cost saving sharing incentives to the extent that the cost of gas supplied to Questar Gas is a certain amount lower than third-party rates.

SEASONALITY

Gas Distribution's customer demand varies seasonally as a result of the impact of changes in temperature on demand by residential and commercial customers for gas to meet heating needs. Accordingly, customer demand is highest during the heating season which is generally from November to March; however, implementation of rate mechanisms for transportation services for East Ohio, and gas sales for Questar Gas and PSNC mitigate the earnings impact of weather-related fluctuations.

DOMINION ENERGY SOUTH CAROLINA

Dominion Energy South Carolina is comprised of DESC's generation, transmission and distribution of electricity to approximately 782,000 customers in the central, southern and southwestern portions of South Carolina and the distribution of natural gas to approximately 435,000 residential, commercial and industrial customers in South Carolina.

Dominion Energy South Carolina's previously announced growth capital plan includes spending approximately $2 billion from 2022 through 2026 to upgrade existing or add new infrastructure to meet growing energy needs within its service territory and maintain reliability. An updated growth capital plan is dependent upon completion of the comprehensive business review discussed in *Future Issues and Other Matters* in Item 7. MD&A.

Revenue provided by DESC's electric distribution operations is based primarily on rates established by the South Carolina Commission. Variability in earnings is driven primarily by changes in rates, weather, customer growth and other factors impacting consumption such as the economy and energy conservation, in addition to operating and maintenance expenditures.

DESC's electric transmission operations serve its electric distribution operations as well as certain wholesale customers. Revenue provided by such electric transmission operations is based on a FERC-approved formula rate mechanism under DESC's open access transmission tariff or based on retail rates established by the South Carolina Commission.

Revenue provided by DESC's electric generation operations is primarily derived from the sale of electricity generated by its utility generation assets and is based on rates established by the South Carolina Commission. Variability in earnings may arise when revenues are impacted by factors not reflected in current rates, such as the impact of weather, customer demand or the timing and nature of expenses or outages.

Electric operations continue to focus on improving service and experience levels while striving to reduce costs and link investments to operational results. SAIDI performance results, excluding major events, were 82 minutes for the three-year average ending 2022, consistent with the previous three-year average of 82 minutes.

Revenue provided by DESC's natural gas distribution operations primarily results from rates established by the South Carolina Commission. Variability in earnings results from changes in operating and maintenance expenditures, as well as changes in rates and the demand for services, the availability and prices of alternative fuels and the economy.

DESC is a member of the Carolinas Reserve Sharing Group, one of several geographic divisions within the SERC. The SERC is one of seven regional entities with delegated authority from NERC for the purpose of proposing and enforcing reliability standards approved by NERC. In addition, DESC also participates in the SEEM platform, which became operational in November 2022.

COMPETITION

There is no competition for electric distribution or generation service within DESC's retail electric service territory in South Carolina and no such competition is currently permitted. However, competition from third-party owners for development, construction and ownership of certain transmission facilities in DESC's service territory is permitted pursuant to Order 1000, subject to state and local siting and permitting approvals. This could result in additional competition to build and own transmission infrastructure in DESC's service area in the future.

Competition in DESC's natural gas distribution operations is generally based on price and convenience. Large commercial and industrial customers often have the ability to switch from natural gas to an alternate fuel, such as propane or fuel oil. Natural gas competes with these alternate fuels based on price. As a result, any significant disparity between supply and demand, either of natural gas or of alternate fuels, and due either to production or delivery disruptions or other factors, will affect price and the ability to retain large commercial and industrial customers.

REGULATION

DESC's electric distribution service, including the rates it may charge to jurisdictional customers, is subject to regulation by the South Carolina Commission. DESC's electric generation operations are subject to regulation by the South Carolina Commission, FERC, the NRC, the EPA, the DOE, the U.S. Army Corps of Engineers and various other federal, state and local authorities. DESC's electric transmission service is primarily regulated by FERC and the DOE. DESC's gas distribution operations are subject to regulation by the South Carolina Commission, as well as PHMSA, the U.S. Department of Transportation and the South Carolina Office of Regulatory Staff for enforcement of federal and state pipeline safety requirements. See *State Regulations* and *Federal Regulations* in *Regulation, Future Issues and Other Matters* in Item 7. MD&A and Notes 13 and 23 to the Consolidated Financial Statements for additional information.

PROPERTIES

For a description of existing facilities see Item 2. Properties.

DESC has the following significant projects under construction or development to better serve customers or expand its service offerings within its service territory:

In 2020, DESC began the upgrade of its electric and gas systems to an AMI whereby smart meters will be installed throughout its service area. As of December 31, 2022, DESC has completed the installation of approximately 765,000 of the planned 1.1 million smart meters. This project is estimated to cost approximately $140 million and be completed in mid-2024.

In January 2022, DESC committed to a plan to retire certain existing gas combustion turbine facilities, including certain units which currently do not have any net summer capability, and replace them with new gas combustion turbine units at the Williams and Parr facilities to increase reliability and reduce emissions. The replacement facilities are expected to be placed in service by the end of 2025 at an estimated cost of approximately $310 million, excluding financing costs, and have a total winter generating capacity of approximately 171 MW.

To maintain reliability, DESC expects to commence development in 2023 of a wastewater treatment facility at its Williams facility. The project will allow DESC to comply with the effluent limitation guidelines and is expected to be placed in service by the end of 2025 at an estimated cost of approximately $165 million, excluding financing costs.

SOURCES OF ENERGY SUPPLY

DESC uses a variety of fuels to power its electric generation fleet and purchases power for utility system load requirements.

Presented below is a summary of DESC's actual system output by energy source:

Source	2022	2021	2020
Natural gas	**48%**	49%	47%
Nuclear[1]	**23**	20	20
Coal	**18**	20	22
Renewable and Hydro[2]	**11**	11	11
Total	**100%**	100%	100%

(1) *Excludes Santee Cooper's 33.3% undivided ownership interest in Summer.*
(2) *Includes solar.*

Natural gas—DESC purchases natural gas under contracts with producers and marketers on both a short-term and long-term basis at market-based prices. The gas is delivered to DESC through firm transportation agreements with various counterparties, which expire between 2023 and 2084.

Coal—DESC primarily obtains coal through short-term and long-term contracts with suppliers located in eastern Kentucky, Tennessee, Virginia and West Virginia that will expire at various times throughout 2023 and 2024. Spot market purchases may occur when needed or when prices are believed to be favorable.

Nuclear—DESC primarily utilizes long-term contracts to support its nuclear fuel requirements. DESC, for itself and as agent for Santee Cooper, and Westinghouse are parties to a fuel alliance agreement and contracts for fuel fabrication and related services. Under these contracts, DESC supplies enriched products to Westinghouse, who in turn supplies nuclear fuel assemblies for Summer. Westinghouse is DESC's exclusive provider of such fuel assemblies on a cost-plus basis. The fuel assemblies to be delivered under the contracts are expected to supply the nuclear fuel requirements through 2033.

In addition, DESC has contracts covering its nuclear fuel needs for uranium, conversion services and enrichment services. These contracts have varying expiration dates through 2024. DESC believes that it will be able to renew these contracts as they expire or enter into similar contractual arrangements with other suppliers of nuclear fuel materials and services and that sufficient capacity for nuclear fuel supplies and processing exists to allow for normal operations of its nuclear generating unit. Current agreements, inventories and spot market availability are expected to support current and planned fuel supply needs. Additional fuel is purchased as required to ensure optimal fuel and inventory levels.

SEASONALITY

DESC's electric distribution and transmission business earnings vary seasonally as a result of the impact of changes in temperature, the impact of storms and other catastrophic weather events and the availability of alternative sources for heating on demand by residential and commercial customers. Generally, the demand for electricity peaks during the summer and winter months to meet cooling and heating needs, respectively. An increase in heating degree days does not produce the same increase in revenue as an increase in cooling degree days, due to seasonal pricing differentials and because alternative heating sources are more readily available.

DESC's gas distribution and storage business earnings vary seasonally as a result of the impact of changes in temperature on demand by residential and commercial customers for gas to meet heating needs. The majority of these earnings are generated during the heating season, which is generally from November to March; however, South Carolina has certain rate mechanisms designed to reduce the impact of weather-related fluctuations.

Nuclear Decommissioning

DESC has a two-thirds interest in one licensed, operating nuclear reactor at Summer in South Carolina.

Decommissioning involves the decontamination and removal of radioactive contaminants from a nuclear power station once operations have ceased, in accordance with standards established by the NRC. Amounts collected from ratepayers are placed into trusts and are invested to fund the expected future costs of decommissioning Summer.

DESC believes that the decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs, particularly when combined with future ratepayer collections and contributions to this trust. DESC will continue to monitor this trust to ensure that it meets the NRC minimum financial assurance requirements, which may include, if needed, the use of Dominion Energy guarantees, surety bonding or other financial instruments recognized by the NRC.

The estimated cost to DESC to decommission its 66.7% ownership in Summer is reflected in the table below and is primarily based upon site-specific studies completed in 2020. These cost studies are generally completed every four to five years. Santee Cooper is responsible for the remaining decommissioning costs, proportionate with its 33.3% ownership in Summer. The cost estimates assume decommissioning activities will begin shortly after cessation of operations, which will occur when the operating license expires. NRC regulations allow licensees to apply for extension of an operating license in up to 20-year increments. DESC expects to apply for an operating license renewal for Summer.

The estimated decommissioning costs, funds in trust and current license expiration dates for Summer are shown in the following table:

	NRC license expiration year	Most recent cost estimate (2022 dollars)[1]	Funds in trusts at December 31, 2022[2]
(dollars in millions)			
Summer – Unit 1	**2042**	**$788**	**$221**

(1) *The cost estimates shown above reflect reductions for the expected future recovery of certain spent fuel costs based on DESC's contracts with the DOE for disposal of spent nuclear fuel consistent with the reductions reflected in DESC's nuclear decommissioning AROs and includes the expectation that a 20-year license extension is obtained.*
(2) *Excludes any funds held in trust by Santee Cooper. DESC made contributions of $3 million to its nuclear decommissioning trust funds during 2022.*

Also see Notes 9, 14 and 23 to the Consolidated Financial Statements for additional information about nuclear decommissioning trust investments, AROs and other aspects of nuclear decommissioning, respectively.

Contracted Assets

Contracted Assets includes the operations of Millstone, and associated energy marketing and price risk activities, Dominion Energy's nonregulated long-term contracted renewable electric generation fleet, solar generation facility development operations and Dominion Energy's 50% noncontrolling interest in Cove Point.

Contracted Assets' previously announced growth capital plan includes spending approximately $3 billion from 2022 through 2026 to expand its renewable generation fleet. While an updated growth capital plan is dependent upon completion of the comprehensive business review discussed in *Future Issues and Other Matters* in Item 7. MD&A, it is expected to reflect a decreased investment in new nonregulated solar generation facilities.

Contracted Assets derives its earnings primarily from Dominion Energy's nonregulated generation assets, including associated capacity and ancillary services, and from its noncontrolling interest in Cove Point. Variability in earnings provided by Millstone relates to changes in market-based prices received for electricity and capacity as well as the timing, duration and costs of scheduled and unscheduled outages. Approximately half of Millstone's output is sold under the Millstone 2019 power purchase agreements, which commenced in October 2019. Market-based prices for electricity are largely dependent on commodity prices and the demand for electricity. Capacity prices are dependent upon resource requirements in relation to the supply available (both existing and new) in the forward capacity auctions, which are held approximately three years in advance of the associated delivery year. Dominion Energy manages the electric price volatility of Millstone by hedging a substantial portion of its expected near-term energy sales not subject to the Millstone 2019 power purchase agreements with derivative instruments.

Dominion Energy's nonregulated generation fleet includes solar generation facilities in operation or development in nine states, including Virginia. The output of these facilities is sold under long-term power purchase agreements with terms generally ranging from 15 to 25 years. Variability in earnings provided by these assets relates to changes in irradiance levels due to changes in weather. See Notes 3 and 10 to the Consolidated Financial Statements for additional information regarding certain solar projects.

Competition

Contracted Asset's renewable generation projects are not currently subject to significant competition as the output from these facilities is primarily sold under long-term power purchase agreements with terms generally ranging from 15 to 25 years. However, in the future, such operations may compete with other power generation facilities to serve certain large-scale customers after the power purchase agreements expire. Competition for the nonregulated fleet is impacted by electricity and fuel prices, new market entrants, construction by others of generating assets and transmission capacity, technological advances in power generation, the actions of environmental and other regulatory authorities and other factors. These competitive factors may negatively impact the nonregulated fleet's ability to profit from the sale of electricity and related products and services.

Millstone is dependent on its ability to operate in a competitive environment and does not have a predetermined rate structure that provides for an ROIC. Millstone operates within a functioning RTO and primarily competes on the basis of price. Competitors include other generating assets bidding to operate within the RTO. Millstone competes in the wholesale market with other generators to sell a variety of products including energy, capacity and ancillary services. It is difficult to compare various types of generation given the wide range of fuels used by generation facilities, fuel procurement strategies, efficiencies and operating characteristics of the fleet within any given RTO. However, Dominion Energy applies its expertise in operations, dispatch and risk management to maximize the degree to which Millstone is competitive compared to similar assets within the region.

REGULATION

Contracted Assets' generation fleet is subject to regulation by the NRC, the EPA, the DOE, the U.S. Army Corps of Engineers and other federal, state and local authorities. See *Federal Regulations* in *Regulation, Future Issues and Other Matters* in Item 7. MD&A and Note 23 to the Consolidated Financial Statements for additional information.

PROPERTIES

For a listing of facilities, see Item 2. Properties.

Dominion Energy currently plans to invest approximately $0.5 billion through 2024 to acquire or construct three solar facilities currently under development in Virginia and Ohio totaling approximately 345 MW of expected generating capacity when placed in service. See Note 10 to the Consolidated Financial Statements for additional information.

INVESTMENTS

Contracted Assets includes Dominion Energy's 50% non-controlling interest in Cove Point. Cove Point's gas transportation, LNG import and storage operations, as well as the Liquefaction Facility's capacity, are contracted primarily under long-term fixed reservation fee agreements. The Liquefaction Facility has a firm contracted capacity for LNG loading onto ships of approximately 4.6 Mtpa (0.66 bcfe/day) under normal operating conditions and after accounting for maintenance downtime. In addition to the operations of the Liquefaction Facility, Cove Point receives revenue from firm fee-based contractual arrangements, including negotiated rates, for its pipeline operations and certain LNG storage and terminalling services as provided for in FERC-approved tariffs. Variability in earnings results from changes in operating and maintenance expenditures and, for FERC-regulated operations, changes in rates and demand for services.

See Item 2. Properties for a description of Cove Point's physical assets.

See Note 9 to the Consolidated Financial Statements for further information about Dominion Energy's equity method investment in Cove Point.

LEASING ARRANGEMENT

In December 2020, Dominion Energy signed an agreement (subsequently amended in December 2022) with a lessor to complete construction of and lease a Jones Act compliant offshore wind installation vessel. This vessel is designed to handle current turbine technologies as well as next generation turbines. The lessor is providing equity and has obtained financing commitments from debt investors, totaling $550 million, to fund the estimated project costs. The project is expected to be ready for the 2024 offshore wind turbine installation season. The initial lease term will commence once construction is substantially complete and the vessel is delivered and will mature in November 2027. See Note 15 to the Consolidated Financial Statements for additional information.

SOURCES OF ENERGY SUPPLY

Contracted Asset's renewable fleet utilizes solar energy to power its electric generation while Millstone utilizes nuclear fuel, which is acquired primarily through a series of 5-year contracts, to power its electric generation. In addition, Dominion Energy occasionally purchases electricity from the ISO-NE spot market to satisfy physical forward sale requirements, as described below. Some of these agreements have fixed commitments and are detailed further in *Fuel and Other Purchase Commitments* in Item 7. MD&A.

SEASONALITY

Sales of electricity for Contracted Assets are subject to seasonal variation as a result of the weather, partially mitigated by the Millstone 2019 power purchase agreements.

NUCLEAR DECOMMISSIONING

Dominion Energy has two licensed, operating nuclear reactors at Millstone in Connecticut. A third Millstone unit ceased operations before Dominion Energy acquired the power station.

As part of Dominion Energy's acquisition of Millstone, it acquired decommissioning funds for the related units. Dominion Energy believes that the decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs for the Millstone units. Dominion Energy will continue to monitor these trusts to ensure they meet the NRC minimum financial assurance requirements, which may include, if needed, the use of parent company guarantees, surety bonding or other financial instruments recognized by the NRC. The most recent site-specific study completed for Millstone was performed in 2019.

The estimated decommissioning costs, funds in trust and current license expiration dates for Millstone are shown in the following table:

	NRC license expiration year	Most recent cost estimate (2022 dollars)[1]	Funds in trusts at December 31, 2022[2]
(dollars in millions)			
Millstone			
Unit 1[3]	N/A	$ 464	$ 685
Unit 2	2035	694	929
Unit 3[4]	2045	787	920
Total		$1,945	$2,534

(1) The cost estimates shown above reflect reductions for the expected future recovery of certain spent fuel costs based on Dominion Energy's contracts

with the DOE for disposal of spent nuclear fuel consistent with the reductions reflected in Dominion Energy's nuclear decommissioning AROs.

(2) Dominion Energy did not make any contributions to its nuclear decommissioning trust funds related to Millstone during 2022.

(3) Unit 1 permanently ceased operations in 1998, before Dominion Energy's acquisition of Millstone.

(4) Millstone Unit 3 is jointly owned by Dominion Energy Nuclear Connecticut, Inc., with a 6.53% undivided interest in Unit 3 owned by Massachusetts Municipal and Green Mountain. Decommissioning cost is shown at Dominion Energy's ownership percentage. At December 31, 2022, the minority owners held $53 million of trust funds related to Millstone Unit 3 that are not reflected in the table above.

Also see Notes 9, 14 and 23 to the Consolidated Financial Statements for additional information about nuclear decommissioning trust investments, AROs and other aspects of nuclear decommissioning, respectively.

CORPORATE AND OTHER

CORPORATE AND OTHER SEGMENT-VIRGINIA POWER

Virginia Power's Corporate and Other segment primarily includes certain specific items attributable to its operating segments that are not included in profit measures evaluated by executive management in assessing the segment's performance or in allocating resources.

CORPORATE AND OTHER SEGMENT-DOMINION ENERGY

Dominion Energy's Corporate and Other segment includes its corporate, service company and other functions (including unallocated debt) as well as its noncontrolling interest in Dominion Privatization. Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the segments' performance or in allocating resources. In addition, Corporate and Other includes the net impact of discontinued operations consisting primarily of Dominion Energy's equity investment in Atlantic Coast Pipeline as discussed in Note 9 to the Consolidated Financial Statements.

Dominion Energy owns a 50% noncontrolling interest in Dominion Privatization, a partnership with Patriot, which will maintain and operate electric and gas distribution infrastructure under service concession arrangements with certain U.S. military installations in Pennsylvania, South Carolina, Texas and Virginia.

Dominion Energy owns a 53% noncontrolling interest in Atlantic Coast Pipeline. In July 2020, as a result of the continued permitting delays, growing legal uncertainties and the need to incur significant capital expenditures to maintain project timing before such uncertainties could be resolved, Dominion Energy and Duke Energy announced the cancellation of the Atlantic Coast Pipeline Project.

See Note 9 to the Consolidated Financial Statements for additional information.

REGULATION

The Companies are subject to regulation by various federal, state and local authorities, including the state commissions of Virginia, North Carolina, South Carolina, Ohio, Utah, Wyoming and Idaho, SEC, FERC, EPA, DOE, PHMSA, NRC, U.S. Army Corps of Engineers and the U.S. Department of Transportation.

State Regulations

ELECTRIC

Virginia Power and DESC's electric utility retail services are subject to regulation by the Virginia and North Carolina Commissions and the South Carolina Commission, respectively.

Virginia Power and DESC hold CPCNs which authorize them to maintain and operate their electric facilities already in operation and to sell electricity to customers. However, Virginia Power and DESC may not construct generating facilities or large capacity transmission lines without the prior approval of various state and federal government agencies. In addition, the Virginia Commission and the North Carolina Commission regulate Virginia Power's and the South Carolina Commission regulates DESC's transactions with affiliates and transfers of certain facilities. The Virginia, North Carolina and South Carolina Commissions also regulate the issuance of certain securities.

Electric Regulation in Virginia

The Regulation Act provides for a cost-of-service rate model and permits Virginia Power to seek recovery of costs for new generation projects, including pumped hydroelectricity generation and storage facilities as well as extensions of operating licenses of nuclear power generation facilities, FERC-approved transmission costs, underground distribution lines, certain environmental compliance, conservation, energy efficiency and demand response programs and renewable energy facilities and programs through stand-alone riders, and also contains statutory provisions directing Virginia Power to file annual fuel cost recovery cases with the Virginia Commission.

In March 2018, the GTSA reinstated base rate reviews on a triennial basis other than the 2021 Triennial Review. In the triennial review proceedings, earnings that are more than 70 basis points above the utility's authorized ROE that might have been refunded to customers and served as the basis for a reduction in future rates, may be reduced by Virginia Commission-approved investment amounts in qualifying solar or wind generation facilities or electric distribution grid transformation projects that Virginia Power elects to include as a CCRO. The legislation declares that electric distribution grid transformation projects are in the public interest and provides that Virginia Power may seek to recover the costs of such projects through a rider if not the subject of a CCRO. Any costs that are the subject of a CCRO are deemed recovered in base rates during the triennial period under review and may not be included in base rates in future triennial review proceedings. In any triennial review in which the Virginia Commission determines that the utility's earnings are more than 70 basis points above its authorized ROE, base rates are subject to reduction prospectively and customer refunds would be due unless the total CCRO elected by the utility equals or exceeds the amount of earnings in excess of the 70 basis points. For the purposes of measuring any customer refunds or CCRO amounts utilized under the GTSA, associated income taxes are factored into the determination of such amounts.

In April 2020, the VCEA replaced Virginia's voluntary renewable energy portfolio standard for Virginia Power with a mandatory program setting annual renewable energy portfolio standard requirements based on the percentage of total electric energy sold by Virginia Power, excluding existing nuclear generation and certain new carbon-free resources, reaching 100% by the end of 2045. The VCEA includes related requirements concerning deployment of wind, solar and energy storage resources, as well as provides for certain measures to increase net-metering, including an allocation for low-income customers, incentivizes energy efficiency programs and provides for cost recovery related to participation in a carbon trading program.

See Note 13 to the Consolidated Financial Statements for additional information.

Electric Regulation in North Carolina

Virginia Power's retail electric base rates in North Carolina are regulated on a cost-of-service/rate-of-return basis subject to North Carolina statutes and the rules and procedures of the North Carolina Commission. North Carolina base rates are set by a process that allows Virginia Power to recover its operating costs and an ROIC. If retail electric earnings exceed the authorized ROE established by the North Carolina Commission, retail electric rates may be subject to review and possible reduction by the North Carolina Commission, which may decrease Virginia Power's future earnings. Additionally, if the North Carolina Commission does not allow recovery of costs incurred in providing service on a timely basis, Virginia Power's future earnings could be negatively impacted. Fuel rates are subject to revision under annual fuel cost adjustment proceedings. Recent North Carolina legislation provides Virginia Power the option to apply for a multi-year rate plan to establish base rates under a performance-based rate plan rather than a general rate case. Under this optional structure, rates would be set for a multi-year period and be subject to revenue decoupling for residential customers, an annual earnings sharing mechanism and performance-based requirements.

Virginia Power's transmission service rates in North Carolina are regulated by the North Carolina Commission as part of Virginia Power's bundled retail service to North Carolina customers.

See Note 13 to the Consolidated Financial Statements for additional information.

Electric Regulation in South Carolina

DESC's retail electric base rates in South Carolina are regulated on a cost-of-service/rate-of-return basis subject to South Carolina statutes and the rules and procedures of the South Carolina Commission. South Carolina base rates are set by a process that allows DESC to recover its operating costs and an ROIC. If retail electric earnings exceed the authorized ROE established by the South Carolina Commission, retail electric rates may be subject to review and possible reduction, which may decrease DESC's future earnings. Additionally, if the South Carolina Commission does not allow recovery of costs incurred in providing service on a timely basis, DESC's future earnings could be negatively impacted. Fuel costs are reviewed annually by the South Carolina Commission, as required by statute, and fuel rates are subject to revision in these annual fuel proceedings. DESC also submits annual filings to the South Carolina Commission for rider recovery related to its DSM programs and pension costs. The DSM rider includes recovery of any net lost revenues and for a shared savings incentive.

Pursuant to the SCANA Merger Approval Order, DESC is recovering capital costs and a return on capital cost rate base related to the NND Project over a 20-year period through a capital cost rider. The capital cost rider also provides for the return to retail electric customers of certain amounts associated with the NND Project. Revenue from the capital cost rider component of retail electric rates will continue to decline over the 20-year period as capital cost rate base is reduced.

See Note 13 to the Consolidated Financial Statements for additional information.

GAS

Questar Gas and Wexpro's natural gas development, production, transportation and distribution services, including the rates it may charge its customers, are regulated by the state commissions of Utah, Wyoming and Idaho. East Ohio, PSNC and DESC's natural gas distribution services, including the rates they may charge their customers, are regulated by the state commissions of Ohio, North Carolina and South Carolina, respectively.

Gas Regulation in Utah, Wyoming and Idaho

Questar Gas is subject to regulation of rates and other aspects of its business by the Utah, Wyoming and Idaho Commissions. The Idaho Commission has contracted with the Utah Commission for rate oversight of Questar Gas' operations in a small area of southeastern Idaho. When necessary, Questar Gas seeks general base rate increases to recover increased operating costs and a fair return on rate base investments. Base rates are set based on the cost-of-service by rate class. Base rates for Questar Gas are designed primarily based on rate design methodology in which the majority of operating costs are recovered through volumetric charges. The volumetric charges for the residential and small commercial customers in Utah and Wyoming are subject to revenue decoupling and adjusted for changes in usage per customer.

Questar Gas makes routine separate filings with the Utah and Wyoming Commissions to reflect changes in the costs of purchased gas. Questar Gas' purchased gas adjustment allows it to recover from customers all prudently incurred gas costs, including transportation costs, and certain related uncollectible expenses. A large portion of these purchased gas costs are subject to rate recovery through the Wexpro Agreement and Wexpro II Agreement. Costs that are expected to be recovered in future rates are deferred as regulatory assets. The purchased gas recovery filings generally cover a prospective twelve-month period. Approved increases or decreases in gas cost recovery rates result in increases or decreases in revenues with corresponding increases or decreases in net purchased gas cost expenses.

The Utah Commission has approved a standalone cost recovery mechanism to recover specified costs and a return for infrastructure projects between general base rate cases.

See Note 13 to the Consolidated Financial Statements for additional information.

Gas Regulation in Ohio

East Ohio is subject to regulation of rates and other aspects of its business by the Ohio Commission. When necessary, East Ohio seeks general base rate increases to recover increased operating costs and a fair return on rate base investments. Base rates are set based on the cost-of-service by rate class. A straight-fixed-variable rate design, in which the majority of operating costs are recovered through a monthly charge rather than a volumetric charge, is utilized to establish rates for a majority of East Ohio's customers pursuant to a 2008 rate case settlement.

East Ohio makes routine filings with the Ohio Commission to reflect changes in the costs of gas purchased for operational balancing on its system. These purchased gas costs are subject to rate recovery through a mechanism that ensures dollar for dollar recovery of prudently incurred costs. Costs that are expected to be recovered in future rates are deferred as regulatory assets. The rider filings cover unrecovered gas costs plus prospective annual demand costs. Increases or decreases in gas cost rider rates result in increases or decreases in revenues with corresponding increases or decreases in net purchased gas cost expenses.

The Ohio Commission has also approved several stand-alone cost recovery mechanisms to recover specified costs and a return for infrastructure, information technology and integrity or compliance-related projects between general base rate cases.

See Note 13 to the Consolidated Financial Statements for additional information.

Gas Regulation in North Carolina

PSNC is subject to regulation of rates and other aspects of its business by the North Carolina Commission. When necessary, PSNC seeks general base rate increases to recover increased operating costs and a fair return on rate base investments. Base rates are set based on the cost-of-service by rate class. Base rates for PSNC are designed primarily based on rate design methodology in which the majority of operating costs are recovered through volumetric charges. The volumetric charges for the residential and commercial customers are subject to revenue decoupling and adjusted for changes in usage per customer.

PSNC makes routine separate filings with the North Carolina Commission to reflect changes in the costs of purchased gas. PSNC's purchased gas adjustment allows it to recover from customers all prudently incurred gas costs, including transportation costs, and the related portion of uncollectible expenses. Costs that are expected to be recovered in future rates are deferred as regulatory assets. The purchased gas recovery filings are made periodically to reflect prospective costs and recovery. Approved increases or decreases in gas cost recovery rates result in increases or decreases in revenues with corresponding increases or decreases in net purchased gas cost expenses.

The North Carolina Commission has also approved a stand-alone cost recovery mechanism to recover specified capital costs and a return for pipeline integrity management infrastructure projects between general base rate cases.

See Note 13 to the Consolidated Financial Statements for additional information.

Gas Regulation in South Carolina

DESC is subject to regulation of rates and other aspects of its natural gas distribution service by the South Carolina Commission. DESC provides retail natural gas service to customers in areas in which it has received authorization from the South Carolina Commission and in municipalities in which it holds a franchise. DESC's base rates can be adjusted annually, pursuant to the Natural Gas Rate Stabilization Act, for recovery of costs related to natural gas infrastructure. Base rates are set based on the cost-of-service by rate class approved by the South Carolina Commission in the latest general rate case. Base rates for DESC are based primarily on a rate design methodology in which the majority of operating costs are recovered through volumetric charges. DESC

also utilizes a weather normalization adjustment to adjust its base rates during the winter billing months for residential and commercial customers to mitigate the effects of unusually cold or warm weather.

DESC's natural gas tariffs include a purchased gas adjustment that provides for the recovery of prudently incurred gas costs, including transportation costs. DESC is authorized to adjust its purchased gas rates monthly and makes routine filings with the South Carolina Commission to provide notification of changes in these rates. Costs that are under or over recovered are deferred as regulatory assets or liabilities, respectively, and considered in subsequent purchased gas adjustments. The purchased gas adjustment filings generally cover a prospective twelve-month period. Increases or decreases in purchased gas costs can result in corresponding changes in purchased gas adjustment rates and the revenue generated by those rates. The South Carolina Commission reviews DESC's gas purchasing policies and practices, including its administration of the purchased gas adjustment, annually. DESC has also received approval from the South Carolina Commission to create DSM programs for its residential and commercial natural gas customers and a rider to retail gas rates for the recovery of the associated program costs and for a shared savings incentive. DESC has also notified the South Carolina Commission that DESC would seek to recover the net lost revenues resulting from the DSM programs through its annual Natural Gas Rate Stabilization Act proceeding.

See Note 13 to the Consolidated Financial Statements for additional information.

Federal Regulations

Federal Energy Regulatory Commission

Under the Federal Power Act, FERC regulates wholesale sales and transmission of electricity in interstate commerce by public utilities. Virginia Power purchases and, under its market-based rate authority, sells electricity in the PJM wholesale market and to wholesale purchasers in Virginia and North Carolina. Dominion Energy's nonregulated generators sell electricity in the PJM, CAISO and ISO-NE wholesale markets, and to wholesale purchasers in the states of Virginia, North Carolina, Ohio, Connecticut, California and South Carolina, under Dominion Energy's market-based sales tariffs authorized by FERC or pursuant to FERC authority to sell as a qualified facility. DESC may make wholesale sales at market-based rates outside its balancing authority pursuant to its market-based sales tariff authorized by FERC. In addition, DESC has FERC approved tariffs to sell wholesale power at capped rates based on its embedded cost of generation. These cost-based sales tariffs could be used to sell to loads within or outside DESC's service territory. Any such sales are voluntary. FERC also regulates the issuance of certain securities by DESC.

In January 2021, Virginia Power notified PJM that it was electing to satisfy its capacity requirements by becoming a Fixed Resource Requirement Entity that self-supplies the capacity needed to serve load rather than satisfying this requirement by purchasing capacity in PJM's Reliability Pricing Model capacity market. This change became effective for the delivery year beginning June 2022. This decision does not affect day-to-day operations.

The Companies are subject to FERC's Standards of Conduct that govern conduct between transmission function employees of interstate gas and electricity transmission providers and the marketing function employees of their affiliates. The rule defines the scope of transmission and marketing-related functions that are covered by the standards and is designed to prevent transmission providers from giving their affiliates undue preferences.

The Companies are also subject to FERC's affiliate restrictions that (1) prohibit power sales between nonregulated plants and utility plants without first receiving FERC authorization, (2) require the nonregulated and utility plants to conduct their wholesale power sales operations separately, and (3) prohibit utilities from sharing market information with nonregulated plant operating personnel. The rules are designed to prohibit utilities from giving the nonregulated plants a competitive advantage.

EPACT included provisions to create an Electric Reliability Organization, which is required to promulgate mandatory reliability standards governing the operation of the bulk power system in the U.S. FERC has certified NERC as the Electric Reliability Organization and also issued an initial order approving many reliability standards that went into effect in 2007. Entities that violate standards will be subject to fines of up to $1.5 million per day, per violation and can also be assessed non-monetary penalties, depending upon the nature and severity of the violation.

In April 2008, FERC granted an application for Virginia Power's electric transmission operations to establish a forward-looking formula rate mechanism that updates transmission rates on an annual basis and approved an ROE effective as of January 1, 2008. The formula rate is designed to recover the expected revenue requirement for each calendar year and is updated based on actual costs. The FERC-approved formula method, which is based on projected costs, allows Virginia Power to earn a current return on its growing investment in electric transmission infrastructure.

In October 2011, FERC issued an order approving the settlement of DESC's formula rate that updates transmission rates on an annual basis, including its ROE. The formula rate is designed to recover the expected revenue requirement for the calendar year and is updated annually based on actual costs. This FERC accepted formula rate enables DESC to earn a return on its investment in electric transmission infrastructure.

In February 2021, DESC and the other members of the SEEM submitted the Southeast Energy Exchange Market Agreement to FERC for authorization. This agreement sets forth the framework and rules for establishing and maintaining a new voluntary electronic trading platform designed to enhance the existing bilateral market in the Southeast utilizing zero-charge transmission service. That transmission service, in turn, will be voluntarily provided by participating transmission service providers, including DESC. In October 2021, the Southeast Energy Exchange Market Agreement became effective by operation of law as a result of a split FERC vote. The SEEM platform became operational in November 2022.

NUCLEAR REGULATORY COMMISSION

All aspects of the operation and maintenance of the Companies' nuclear power stations are regulated by the NRC. Operating licenses issued by the NRC are subject to revocation, suspension or modification, and the operation of a nuclear unit may be suspended if the NRC determines that the public interest, health or safety so requires.

From time to time, the NRC adopts new requirements for the operation and maintenance of nuclear facilities. In many cases, these new regulations require changes in the design, operation and maintenance of existing nuclear facilities. If the NRC adopts such requirements in the future, it could result in substantial increases in the cost of operating and maintaining the Companies' nuclear generating units. See Note 23 to the Consolidated Financial Statements for additional information.

The NRC also requires the Companies to decontaminate their nuclear facilities once operations cease. This process is referred to as decommissioning, and the Companies are required by the NRC to be financially prepared. For information on decommissioning trusts, see *Dominion Energy Virginia-Nuclear Decommissioning*, *Dominion Energy South Carolina-Nuclear Decommissioning,* and *Contracted Assets-Nuclear Decommissioning* above and Notes 3 and 9 to the Consolidated Financial Statements. See Note 23 to the Consolidated Financial Statements for additional information on spent nuclear fuel.

Cyber Regulations

The Companies plan and operate their facilities in compliance with approved government cyber regulatory requirements. The Companies' employees participate on various regulatory committees, track the development and implementation of standards, and maintain proper compliance registration with NERC's regional organizations. The Companies anticipate incurring additional compliance expenditures over the next several years because of the implementation of new cybersecurity programs such as the Transportation Security Administration's gas sector cyber security directives. In addition, NERC continues to develop additional requirements specifically regarding supply chain standards and control centers that impact the bulk electric system. While the Companies expect to incur additional compliance costs in connection with NERC, Transportation Security Administration and other governmental agency regulations, such expenses are not expected to significantly affect results of operations.

Safety Regulations

Dominion Energy is also subject to federal and state pipeline safety laws and regulations which set forth numerous operation, maintenance and inspection and repair regulations designed to ensure the safety and integrity of Dominion Energy's pipeline and storage infrastructure.

The Companies are subject to a number of federal and state laws and regulations, including Occupational Safety and Health Administration, and comparable state statutes, whose purpose is to protect the health and safety of workers. The Companies have an internal safety, health and security program designed to monitor and enforce compliance with worker safety requirements, which is routinely reviewed and considered for improvement. The Companies believe that they are in material compliance with all applicable laws and regulations related to worker health and safety. Notwithstanding these preventive measures, incidents may occur that are outside of the Companies' control.

Environmental Regulations

Each of the Companies' operating segments is subject to substantial laws, regulations and compliance costs with respect to environmental matters. In addition to imposing continuing compliance obligations, these laws and regulations authorize the imposition of significant penalties for noncompliance, including fines, injunctive relief and other sanctions. The cost of complying with applicable environmental laws, regulations and rules is material to the Companies. If compliance expenditures and associated operating costs are not recoverable from customers through regulated rates (in regulated businesses) or market prices (in unregulated businesses), those costs could adversely affect future results of operations and cash flows. The Companies have applied for or obtained the necessary environmental permits for the construction and operation of their facilities. Many of these permits are subject to reissuance and continuing review. For a discussion of significant aspects of these matters, including current and planned capital expenditures relating to environmental compliance required to be discussed in this Item, see *Environmental Matters* in *Future Issues and Other Matters* in Item 7. MD&A. Additional information can also be found in Note 23 to the Consolidated Financial Statements.

GLOBAL CLIMATE CHANGE

The Companies support a federal climate change program that would provide a consistent, economy-wide approach to addressing this issue. Regardless of federal action, the Companies are reducing their GHG emissions while meeting the growing needs of their customers. In 2020, Virginia enacted the VCEA which addresses climate change matters such as the reduction of GHG emissions and renewable energy portfolio standards. Dominion Energy's CEO and executive operational leadership within each operating segment are responsible for compliance with the laws and regulations governing environmental matters, including GHG emissions, and Dominion Energy's Board of Directors receives periodic updates on these matters. See *State Regulations—Electric—Electric Regulation in Virginia* above, *Environmental Strategy* below*, Environmental Matters* in *Future Issues and Other Matters* in Item 7. MD&A and Note 23 to the Consolidated Financial Statements for additional information on climate change legislation and regulation.

AIR

The CAA is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation's air quality. Regulated emissions include, but are not limited to, carbon, methane, VOC, NO_X, other GHGs, mercury, other toxic metals, hydrogen chloride, SO_2 and particulate matter. At a minimum, delegated states are required to establish regulatory programs to meet applicable requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of the Companies' facilities are subject to the CAA's permitting and other requirements.

WATER

The CWA is a comprehensive program requiring a broad range of regulatory tools including a permit program to authorize and regulate discharges to surface waters with strong enforcement mechanisms. The CWA and analogous state laws impose restrictions and strict controls regarding discharges of effluent into surface waters and require permits to be obtained from the EPA or the analogous state agency for those discharges. Containment berms and similar structures may be required to help prevent accidental releases. The Companies must comply with applicable CWA requirements at their current and former operating facilities. Stormwater related to construction activities is also regulated under the CWA and by state and local stormwater management and erosion and sediment control laws. From time to time, the Companies' projects and operations may impact tidal and nontidal wetlands. In these instances, the Companies must obtain authorization from the appropriate federal, state and local agencies prior to impacting wetlands. The authorizing agency may impose significant direct or indirect mitigation costs to compensate for such impacts to wetlands.

WASTE AND CHEMICAL MANAGEMENT

Dominion Energy is subject to various federal and state laws and implementing regulations governing the management, storage, treatment, reuse and disposal of waste materials and hazardous substances, including the Resource Conservation and Recovery Act of 1976, CERCLA, the Emergency Planning and Community Right-to-Know Act of 1986 and the Toxic Substances Control Act of 1976. Dominion Energy's operations and construction activities, including activities associated with oil and gas production and gas storage wells, generate waste. Across Dominion Energy, completion water is disposed at commercial disposal facilities. Produced water is either hauled for disposal, evaporated or injected into company and third-party owned underground injection wells. Wells drilled in tight-gas-sand and shale reservoirs require hydraulic-fracture stimulation to achieve economic production rates and recoverable reserves. The majority of Wexpro's current and future production and reserve potential is derived from reservoirs that require hydraulic-fracture stimulation to be commercially viable. Currently, all well construction activities, including hydraulic-fracture stimulation and management and disposal of hydraulic fracturing fluids, are regulated by federal and state agencies that review and approve all aspects of gas- and oil-well design and operation.

PROTECTED SPECIES

The ESA and analogous state laws prohibit activities that can result in harm to specific species of plants and animals, as well as impacts to the habitat on which those species depend. In addition to ESA programs, the Migratory Bird Treaty Act of 1918 and Bald and Golden Eagle Protection Act establish broader prohibitions on harm to protected birds. Many of the Companies' facilities are subject to requirements of the ESA, Migratory Bird Treaty Act of 1918 and Bald and Golden Eagle Protection Act. The ESA and Bald and Golden Eagle Protection Act require potentially lengthy coordination with the state and federal agencies to ensure potentially affected species are protected. Ultimately, the suite of species protections may restrict company activities to certain times of year, project modifications may be necessary to avoid harm, or a permit may be needed for unavoidable taking of the species. The authorizing agency may impose mitigation requirements and costs to compensate for harm of a protected species or habitat loss. These requirements and time of year restrictions can result in adverse impacts on project plans and schedules such that the Companies' businesses may be materially affected.

Other Regulations

Other significant environmental regulations to which the Companies are subject include federal and state laws protecting graves, sacred sites, historic sites and cultural resources, including those of American Indian tribal nations and tribal communities. These can result in compliance and mitigation costs as well as potential adverse effects on project plans and schedules such that the Companies' businesses may be materially affected.

ENVIRONMENTAL STRATEGY

Dominion Energy is committed to a safe, sustainable, reliable and affordable energy future. In February 2020, Dominion Energy set a goal to achieve net zero carbon and methane Scope 1 emissions by 2050. In February 2022, Dominion Energy expanded this commitment to cover Scope 2 emissions and material categories of Scope 3 emissions: electricity purchased to power the grid, fuel purchased for its power stations and gas distribution systems and consumption of sales gas by natural gas customers. As part of the net zero commitment, Dominion Energy has specifically committed to interim targets to cut Scope 1 carbon emissions from its electric operations by 55% by 2030, relative to 2005 emissions, and cut Scope 1 methane emissions from its natural gas infrastructure operations by 65% by 2030 and by 80% by 2040, in each case relative to 2010 emissions. As previously announced, Dominion Energy's commitment is highlighted by its up to $73 billion potential capital investment in projects supporting decarbonization efforts from 2022 to 2035. While the completion of the comprehensive business review discussed in *Future Issues and Other Matters* in Item 7. MD&A could result in a material adjustment to Dominion Energy's capital expenditure plans, Dominion Energy has announced its commitment to an industry-leading regulated investment opportunity focused on decarbonization. Dominion Energy's future capital expenditure plan is expected to reflect a decreased investment in new nonregulated solar generation facilities.

To meet its customers' needs for safe, reliable, and affordable energy and to reach net zero emissions, in the near term Dominion Energy is seeking extension of the licenses of its zero-carbon nuclear fleet at North Anna similar to the license extension received for Surry, rapidly expanding wind and solar generation as well as energy storage, investing in carbon-beneficial renewable natural gas, expanding its industry-leading methane emissions-reduction programs including pursuing innovative uses of clean burning hydrogen and using low-carbon natural gas to support the integration of wind and solar generation facilities as well as energy storage facilities into the grid and requesting offers for responsibly sourced gas or from those suppliers who are committed to net zero. The strategy to meet these objectives consists of three major elements which will significantly reduce GHG emissions:

• Clean energy diversity;
• Innovation and energy infrastructure modernization; and
• Conservation and energy efficiency.

Over the long term, Dominion Energy's ability to meet its customers' needs for safe, reliable and affordable energy and achieve net zero emissions will require supportive legislative and regulatory policies, advancements in technology and broader investments across the economy. Dominion Energy will pursue solutions, including pilot programs, of technologies such as large-scale battery storage, carbon capture and storage, small modular reactors and hydrogen if and when they become technologically and economically feasible.

Environmental Justice

Dominion Energy seeks to build partnerships and engage with local communities, stakeholders and customers on environmental issues important to them, including environmental justice considerations such as fair treatment, inclusive involvement and effective communication. Dominion Energy commits to inclusiveness during its stakeholder engagement on decisions regarding the siting and operation of energy infrastructure and strives to include all people and communities, regardless of race, color, national origin or income to ensure a diversity of views are considered in its public engagement process.

Transparency

As part of its broader commitment to transparency, Dominion Energy increased its disclosures around carbon and methane emissions. Dominion Energy discloses its environmental commitments, policies and initiatives in a Sustainability and Corporate Responsibility Report as well as a Climate Report in addition to other reports included on Dominion Energy's dedicated Environmental, Social and Governance website.

Clean Energy Diversity

To achieve its net zero commitment, Dominion Energy is pursuing a diverse mix of cleaner, more efficient and lower-emitting methods of generating and delivering energy, while advancing measures to continue dramatically reducing emissions from traditional generation and delivery. Diversifying the energy portfolio enables Dominion Energy to provide customers with cleaner options while protecting the power supply from potential disruption.

Over the past two decades, Dominion Energy has changed the fuel mix it uses to generate electricity, as well as improved the systems that make up its natural gas operations, to achieve a cleaner future. In addition to reducing GHG emissions, Dominion Energy's environmental strategy has also resulted in measurable reductions of other air pollutants such as NO_X, SO_2 and mercury and reduced the amount of coal ash generated and the amount of water withdrawn. Dominion Energy achieved GHG and other air pollutant reductions by implementing an integrated environmental strategy that addresses electric energy production and delivery and energy management. As part of this strategy, Dominion Energy has retired, or committed to retire, several of its fossil fuel electric generating facilities, including those powered by coal, oil and gas with the replacement of this capacity coming from the development of renewable energy facilities.

Renewable energy is an important component of a diverse energy mix designed to meet Dominion Energy's customers' needs for safe, reliable and affordable energy. Dominion Energy previously announced it expects to invest up to $21 billion from 2022 through 2035 in solar generation to achieve its target of 13.4 GW generating capacity in-service by the end of 2035.

While an updated investment plan is dependent upon completion of the comprehensive business review discussed in *Future Issues and Other Matters* in Item 7. MD&A, it is expected to reflect a decreased investment in new nonregulated solar generation facilities. As of December 31, 2022, Dominion Energy had 2.4 GW of solar generation capacity in operation across five states and several projects under various stages of development which represented a potential generating capacity of approximately 7.8 GW. In addition, Dominion Energy previously announced it expects to invest up to $21 billion from 2022 through 2035 in offshore wind generation facilities. Dominion Energy has commenced development of the CVOW Commercial Project, expected to be placed in service by the end of 2026, along with the CVOW Pilot Project which achieved commercial operation in January 2021. To support these renewable generation facilities, Dominion Energy previously announced it expects to invest up to $4 billion in energy storage facilities from 2022 through 2035. As of December 31, 2022, Virginia Power had projects under various stages of development which represented a potential storage capacity of approximately 1.2 GW.

Preservation of Dominion Energy's existing carbon-free base-load nuclear generation is also an important component of Dominion Energy's GHG emissions reduction strategy. Dominion Energy previously announced it expects to invest from 2022 through 2035 approximately $4 billion supporting 20-year life extensions of its units at Surry and North Anna. Virginia Power has received a 20-year extension of the operating licenses for its two units at Surry and has commenced the process to extend the operating licenses for its two units at North Anna.

Dominion Energy is pursuing renewable natural gas through its investment in Align RNG, which is developing projects to capture and convert methane emissions from swine farms, and its strategic alliance with Vanguard Renewables in collaboration with the Dairy Farmers of America to develop projects to capture and convert methane emissions from dairy farms across the U.S. Dominion Energy previously announced it expects to invest approximately $2 billion in renewable natural gas facilities from 2022 through 2035.

See *Operating Segments* and Item 2. Properties for additional information.

The IRA provides many incentives designed to encourage production of clean energy, reduce carbon emissions, and promote domestic manufacturing. The IRA significantly extends the investment and production tax credits for renewable technologies including wind and solar, and expands the qualifying technologies to include stand-alone storage, hydrogen, renewable natural gas, nuclear and, after 2024, other zero-emissions facilities. The IRA supersedes certain prior renewable energy legislation and contains a two-tiered credit system applicable to both the production and investment tax credits with a lower base credit amount that can be increased up to five times if the taxpayer can satisfy certain labor requirements. See Note 5 to the Consolidated Financial Statements and *Future Issues and Other Matters* in Item 7. MD&A for additional information on the IRA.

Innovation and Energy Infrastructure Modernization

One of the pillars of Dominion Energy's net zero strategy is a focus on innovation as way to advance technology and sustainability. This includes investing in and building upon previously proven technology, including large-scale battery storage, hydrogen, advanced nuclear technology and carbon capture technology. Further, Dominion Energy's previously announced growth capital plan from 2022 through 2026 includes a focus on upgrading the electric system in Virginia through investments in additional renewable generation facilities, smart meters, customer information platform, intelligent grid devices and associated control systems, physical and cyber security investments, strategic undergrounding and energy conservation programs. Dominion Energy also plans to upgrade its gas and electric transmission and distribution networks and meet environmental requirements and standards set by various regulatory bodies. These enhancements are aimed at meeting Dominion Energy's continued goal of providing safe, reliable service while addressing increasing electricity consumption, making Dominion Energy's system more responsive to its customers' desire to more efficiently manage their energy consumption and transforming its grid to be more adaptive to renewable generation resources and battery technologies.

Dominion Energy has also implemented infrastructure improvements and improved operational practices to reduce the GHG emissions for its natural gas facilities. Dominion Energy is also pursuing the construction or upgrade of regulated infrastructure in its natural gas businesses. Dominion Energy has made voluntary commitments as part of the EPA's Natural Gas STAR Methane Challenge Program to continue to reduce methane emissions as part of these improvements. Dominion Energy is also a member of the EPA's voluntary Natural Gas STAR Program. In addition, Dominion Energy is a member of the One Future Coalition, an industry group with members pledging to limit methane emissions to below 1% of gas throughput across the entire natural gas value chain.

See *Operating Segments* for additional information.

Conservation and Energy Efficiency

Conservation and load management play a significant role in meeting the growing demand for electricity and natural gas, while also helping to reduce the environmental footprint of Dominion Energy's customers and lower their bills. Dominion Energy offers various efficiency programs designed to reduce energy consumption in Virginia, North Carolina, Ohio, South Carolina, Utah and Wyoming, including programs such as:
- Energy audits and assessments;
- Incentives for customers to upgrade or install certain energy efficient measures and/or systems;
- Weatherization assistance to help income-eligible customers reduce their energy usage;
- Home energy planning, which provides homeowners with a step-by-step roadmap to efficiency improvements to reduce gas usage; and
- Rebates for installing high-efficiency equipment and qualified electric vehicle chargers.

GHG Emissions

Dominion Energy continues to make progress on achieving its net zero emissions commitment. Through 2021, Dominion Energy has reduced direct Scope 1 CO_2 equivalent carbon and methane emissions from its electric generation and natural gas operations by 44%. Through 2021, Dominion Energy has reduced carbon emissions from electric generation by 46% since 2005 and reduced methane emissions from its natural gas infrastructure operations by 38% since 2010. For the purposes of these calculations and consistent with GHG protocol requirements for reporting GHG emission reductions over time, both the baseline and 2021 emissions data excludes the operations sold as part of the Q-Pipe Group and Hope.

Dominion Energy's 2022 emissions data is not yet available.

Corporate GHG Inventory

Dominion Energy maintains a comprehensive Corporate GHG Inventory, which follows methodologies specified in the EPA's Mandatory GHG Reporting Rule, 40 Code of Federal Regulations Part 98 for calculating emissions, as well as approved industry protocols. In its annual Corporate GHG Inventory, Dominion Energy voluntarily includes carbon and methane emission estimates from smaller sources that are not required to be included under the EPA's mandatory GHG Reporting Program, including smaller electric generation, natural gas compressor stations and other sources. Dominion Energy's Corporate GHG Inventory also includes emissions sources it voluntarily reports to various programs in which it participates. As a result, Dominion Energy's reported methane emissions in its Corporate GHG Inventory are higher than what is reported to the EPA. Dominion Energy includes emissions data in its Corporate GHG Inventory based on its ownership percentage of the associated assets and for the period in which the operations are owned by Dominion Energy.

Total direct Scope 1 CO_2 equivalent emissions reported under Dominion Energy's Corporate GHG Inventory were 34.9 million metric tons in 2021. Reported CO_2 equivalent emissions include CO_2, CH_4, N_2O and SF_6 emissions from Dominion Energy's

electric generation operations, electric transmission and distribution operations and natural gas operations. Consistent with its ownership percentage, Dominion Energy's 2021 emissions data reported under its Corporate GHG Inventory includes emissions from the Q-Pipe Group (through December 2021) as well as the entire year of operations for Hope.

- For Dominion Energy's electric generation operations, total CO_2 equivalent emissions were 31.7 million metric tons in 2021, including 9.5 million metric tons from DESC and 22.2 million metric tons from Virginia Power.
- For Dominion Energy's electric transmission and distribution operations, direct CO_2 equivalent emissions were 0.04 million metric tons in 2021.
- For Dominion Energy's natural gas assets, total CO_2 equivalent emissions were 2.7 million metric tons in 2021, including 0.5 million metric tons associated with the Q-Pipe Group and Hope.
- For Dominion Energy's proportional interest in Cove Point's operations, total CO_2 equivalent emissions were 0.6 million metric tons in 2021.

EPA Mandatory GHG Reporting Program

Dominion Energy has been reporting GHG emissions, including carbon, methane, N_2O and SF_6, from its natural gas infrastructure, electric generation and power delivery operations to the EPA since 2011 under the EPA mandatory GHG Reporting Program. The EPA's mandatory GHG Reporting Program requires annual reporting based on full equity asset ownership at the end of the calendar year. Dominion Energy's 2021 GHG emissions reported under various subparts of the EPA's Mandatory GHG Reporting Program as of December 31, 2021, which include the operations of Hope, are as follows:

Natural Gas Operations—2021 Emissions

Segment	Subpart W CH_4 Emissions	Subpart C CH_4 Emissions	Subparts W & C CH_4 Emissions	Subparts W & C CO_2 Emissions	Subparts W & C N_2O Emissions	Subparts W & C as CO_2 Equivalent Emissions
(metric tons)						
Distribution	33,482		33,482	2,168	—	839,208
Production[1]	13,731		13,731	10,028	0.02	353,311
Transmission pipelines[1]	573		573	17		14,340
Transmission compressor stations[1]	636	4.7	641	249,628	0.47	265,788
Gathering and boosting	3,555		3,555	79,542	0.16	168,472
Storage[1]	422	1.5	423	79,128	0.15	89,749
LNG storage	172	—	172	630	—	4,940
Total[2][3]	52,571	6.2	52,577	421,141	0.80	1,735,808

(1) Includes the operations of the Q-Pipe Group at 100% ownership as required by the EPA.
(2) Totals may not foot due to rounding.
(3) Excludes amounts related to Cove Point.

Electric Generation Operations—2021 Emissions

Company	Subparts C & D CO_2 Emissions	Subparts C & D CH_4 Emissions	Subparts C & D N_2O Emissions	Subparts C & D CH_4 Emissions as CO_2 Equivalent Emissions	Subparts C & D N_2O Emissions as CO_2 Equivalent Emissions	Subparts C & D as CO_2 Equivalent Emissions
(metric tons)						
Virginia Power[1]	22,426,491	1,258	175	31,447	52,031	22,509,968
DESC	9,429,039	601	83	15,030	24,815	9,468,883
Total[2]	31,855,530	1,859	258	46,476	76,845	31,978,852

(1) Virginia Power totals include biomass, which were not included in the Corporate GHG inventory.
(2) Totals may not foot due to rounding.

Electric Transmission and Distribution Operations—2021 Emissions

Company	Subpart DD SF$_6$ Emissions	Subpart DD SF$_6$ as CO$_2$ Equivalent Emissions
(metric tons)		
Virginia Power	0.85	19,332
DESC	0.96	21,910
Total[1]	1.81	41,242

(1) Totals may not foot due to rounding.

Environmental Protection and Monitoring Expenditures

Dominion Energy incurred $251 million, $221 million and $238 million of expenses (including accretion and depreciation) during 2022, 2021 and 2020 respectively, in connection with environmental protection and monitoring activities. Dominion Energy expects these expenses to be approximately $254 million and $235 million in 2023 and 2024, respectively. In addition, capital expenditures related to environmental controls were $91 million, $37 million, and $58 million for 2022, 2021 and 2020, respectively. Dominion Energy expects these expenditures to be approximately $153 million and $173 million for 2023 and 2024, respectively.

Item 1A. Risk Factors

The Companies' businesses are influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond their control. A number of these factors have been identified below. For other factors that may cause actual results to differ materially from those indicated in any forward-looking statement or projection contained in this report, see *Forward-Looking Statements* in Item 7. MD&A. As discussed in *Future Issues* in Item 7. MD&A, Dominion Energy has commenced a comprehensive business review. The outcomes of the business review and the implementation of the resulting recommendations may be subject to various risks and uncertainties (some of which may include the risks and uncertainties discussed below or other risks and uncertainties that cannot yet be determined) that could have a material impact on the Companies' future results of operations, cash flows and/or financial condition.

Regulatory, Legislative and Legal Risks

The rates of the Companies' principal electric transmission, distribution and generation operations and gas distribution operations are subject to regulatory review. Revenue provided by the Companies' electric transmission, distribution and generation operations and by gas distribution operations is based primarily on rates approved by state and federal regulatory agencies. The profitability of the Companies' businesses is dependent on their ability, through the rates that they are permitted to charge, to recover costs and earn a reasonable rate of return on their capital investment.

At the federal level, the Companies' wholesale rates for electric transmission service are regulated by FERC. Rates for electric transmission services are updated annually according to a FERC-approved formula rate mechanism, and may be subject to additional prospective adjustments and retroactive corrections. A failure by the Companies to support these rates could result in rate decreases from current rate levels, which could adversely affect the Companies' results of operations, cash flows and financial condition.

At the state level, Virginia Power's retail base rates, terms and conditions for generation and distribution services to customers in Virginia are reviewed by the Virginia Commission in a proceeding that involves the determination of Virginia Power's actual earned ROE during a historic test period, and the determination of Virginia Power's authorized ROE prospectively. The GTSA reinstated triennial reviews commencing with the 2021 Triennial Review. Under certain circumstances described in the Regulation Act, Virginia Power may be required to refund a portion of its earnings to customers through a refund process and to reduce its rates. Additionally, Virginia Power's ability to utilize CCROs for certain qualifying projects as provided for in the GTSA may be limited if the Virginia Commission does not approve such projects. Virginia Power makes assessments throughout the review period and will record a regulatory liability for refunds and/or CCRO benefits to customers in any period it is determined probable, which could be material to the Companies' results of operations in the period recognized and to cash flows on completion of any triennial review. Several proposed legislative bills have been introduced in the Virginia General Assembly which, if ultimately enacted into law, could have a material impact on Virginia Power's retail base rates and other cost-recovery mechanisms. Items under consideration include frequency of base rate reviews, eliminating CCROs, shifting the recovery of certain costs currently recovered through riders into base rates and adjusting the parameters for determining an acceptable ROE and revenue sharing.

In states other than Virginia, the Companies' retail electric base rates for generation and distribution services to customers are regulated on a cost-of-service/rate-of-return basis subject to the statutes, rules and procedures of such states. Dominion Energy's rates for gas distribution to retail customers are similarly regulated at the state level. If retail electric or gas earnings exceed the returns established by state utility commissions, retail electric rates or gas rates may be subject to review and possible reduction, which may decrease the Companies' future earnings. Additionally, if any state utility commission does not allow recovery through base rates, on a timely basis, of costs incurred in providing service, the Company's future earnings could be negatively impacted.

Under certain circumstances, state utility regulators may impose a moratorium on increases to retail base rates for a specified period of time, which could delay recovery of costs incurred in providing service. Additionally, governmental officials, stakeholders and advocacy groups may challenge any of the regulatory reviews or proceedings referred to above. Such challenges may lengthen the time, complexity and costs associated with such regulatory reviews or proceedings.

The Companies' generation business may be negatively affected by possible FERC actions that could change market design in the wholesale markets or affect pricing rules or revenue calculations in the RTO markets. The Companies' generation stations operating in RTO markets sell capacity, energy and ancillary services into wholesale electricity markets regulated by FERC. The wholesale markets allow these generation stations to take advantage of market price opportunities, but also expose them to market risk. Properly functioning competitive wholesale markets depend upon FERC's continuation of clearly identified market rules. From time to time FERC may investigate and authorize RTOs to make changes in market design. FERC also periodically reviews the Companies' authority to sell at market-based rates. Material changes by FERC to the design of the wholesale markets or its interpretation of market rules, the Companies' authority to sell power at market-based rates, or changes to pricing rules or rules involving revenue calculations, could adversely impact the future results of the Companies' generation business. For example, in September 2021, FERC issued a final order that allows distributed energy resource aggregators to compete in regional wholesale electric markets. This rule followed a previous order which mandated that distributed energy resources be allowed to participate in wholesale markets. RTOs, including PJM, are responsible for issuing implementation rules to FERC for approval. In addition, changes to the interpretation and application of FERC's market manipulation rules may occur from time to time. A failure to comply with these market manipulation rules could lead to civil and criminal penalties.

The Companies are subject to complex governmental regulation, including tax regulation, that could adversely affect their results of operations and subject the Companies to monetary penalties. The Companies' operations are subject to extensive federal, state and local laws and regulations and require numerous permits, approvals and certificates from various governmental agencies. Such laws and regulations govern the terms and conditions of the services we offer, our relationships with affiliates, protection of our critical electric infrastructure assets and pipeline safety, among other matters. The Companies are also subject to legislation and associated regulation governing taxation at the federal, state and local level. They must also comply with environmental legislation and associated regulations. Management believes that the necessary approvals have been obtained for existing operations and that the businesses are conducted in accordance with applicable laws. The Companies' businesses are subject to regulatory regimes which could result in substantial monetary penalties if either of the Companies is found not to be in compliance, including mandatory reliability standards and interaction in the wholesale markets. New laws or regulations, the revision or reinterpretation of existing laws or regulations, changes in enforcement practices of regulators, or penalties imposed for non-compliance with existing laws or regulations may result in substantial additional expense. Recent legislative and regulatory changes that are impacting the Companies include the IRA, the VCEA, the 2017 Tax Reform Act and tariffs imposed on imported solar panels by the U.S. government in 2018.

The Companies have been and may continue to be or become subject to legal proceedings and governmental investigations and examinations. The Companies may from time to time be subject to various legal proceedings and governmental investigations and examinations. For example, Dominion Energy, following the SCANA Combination, has been subject to numerous federal and state legal proceedings and governmental investigations relating to the decision of SCANA and DESC to abandon construction at the NND Project. Dominion Energy has spent substantial amounts of time and money defending these lawsuits and proceedings and on related investigations. In addition, juries have demonstrated a willingness to grant large awards in certain cases, including personal injury claims. Accordingly, actual costs incurred may differ materially from insured or reserved amounts and may not be recoverable, in whole or in part, by insurance or in rates from our customers. The outcome of these or future legal proceedings, investigations and examinations, including settlements, may adversely affect the Companies' financial condition or results of operation.

Environmental Risks

Compliance with federal and/or state requirements imposing limitations on GHG emissions or efficiency improvements, as well as Dominion Energy's commitment to achieve net zero carbon and methane emissions by 2050, may result in significant compliance costs, could result in certain of the Companies' existing electric generation units being uneconomical to maintain or operate and may depend upon technological advancements which may be beyond the Companies' control. Virginia has adopted the VCEA which establishes renewable energy and CO_2 reduction targets for Virginia Power's generation fleet and grid operations, including the requirement that 100% of Virginia Power's electricity come from zero-carbon generation by the end of 2045. The legislation mandates the development of 16.1 GW of solar or onshore wind capacity by the end of 2035, which includes specific requirements for utility-scale solar of 3.0 GW by the end of 2024, up to 15.0 GW by the end of 2035 and 1.1 GW of small-scale solar by the end of 2035. The legislation also deems 5.2 GW of offshore wind capacity before 2035 and 2.7 GW of energy storage by the end of 2035 to be in the public interest. The VCEA and related legislation also authorizes Virginia to participate in a program consistent with RGGI, requiring the purchase of carbon credits to offset emissions from Virginia Power's generating fleet within the state. In January 2022, the Governor of Virginia issued an executive order which puts directives in place to start the withdrawal of Virginia from RGGI. Cost recovery for these initiatives will require approval by the Virginia Commission which may be denied or materially altered to the detriment of the Companies. For example, the Companies recorded charges in 2022 associated with the Virginia Commission's approval in June 2022 of Virginia Power's petition that RGGI compliance costs incurred and unrecovered through July 2022 be recovered through existing base rates in effect during the period incurred. In addition, permitting and other project execution challenges may hinder Virginia Power's ability to meet the requirements of the VCEA. The Companies could face similar risks if there is further legislation at the federal and/or state level mandating additional limitations on GHG emissions or requiring additional efficiency improvements.

In February 2020, Dominion Energy announced its commitment to achieve net zero carbon and methane Scope 1 emissions by 2050. In February 2022, Dominion Energy expanded this commitment to cover Scope 2 emissions and material categories of Scope 3 emissions. To meet this commitment, the Companies expect to construct new electric generation facilities, including renewable facilities such as wind and solar, and to seek the extension of operating licenses for the Companies' nuclear generation facilities. The Companies also need to depend on technological improvements not currently in commercial development. Additionally, actions taken in furtherance of Dominion Energy's net zero commitment may impact existing generation facilities, including as a result of fuel switching and/or the retirement of high-emitting generation facilities and their potential replacement with lower-emitting generation facilities. Further, the ability to realize this commitment will require the Companies to be able to obtain significant financing. These efforts will require approvals from various regulatory bodies for the siting and construction of such new facilities and a determination by the applicable state commissions that costs related to the construction are prudent. Given these and other uncertainties associated with the implementation of Dominion Energy's net zero commitment, the Companies cannot estimate the aggregate effect of future actions taken in furtherance of this commitment on their results of operations or financial condition or on their customers. However, such actions could render additional existing generation facilities uneconomical to operate, result in the impairment of assets, or otherwise adversely affect the Companies' results of operations, financial performance or liquidity.

There are also potential impacts on Dominion Energy's natural gas business from its net zero emissions commitment as well as federal or state GHG regulations which may require further GHG emission reductions from the natural gas sector which, in addition to resulting in increased costs, could affect demand for natural gas. Additionally, GHG requirements could result in increased demand for energy conservation and renewable products, which could impact the natural gas business. Dominion Energy's renewable natural gas projects, expected to be a key component of Dominion Energy's environmental strategy, require approvals from various regulatory bodies for the siting and construction of such facilities.

The Companies' operations and construction activities are subject to a number of environmental laws and regulations which impose significant compliance costs on the Companies. The Companies' operations and construction activities are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources, and health and safety. Compliance with these legal requirements requires the Companies to commit significant capital toward permitting, emission fees, environmental monitoring, installation and operation of environmental control equipment and purchase of allowances and/or offsets. Additionally, the Companies could be responsible for expenses relating to remediation and containment obligations, including at sites where they have been identified by a regulatory agency as a potentially responsible party. Expenditures relating to environmental compliance have been significant in the past, and the

Companies expect that they will remain significant in the future. Certain facilities have become uneconomical to operate and have been shut down, converted to new fuel types or sold. These types of events could occur again in the future.

We expect that existing environmental laws and regulations may be revised and/or new laws may be adopted including regulation of GHG emissions which could have an impact on the Companies' business (risks relating to regulation of GHG emissions from existing fossil fuel-fired electric generating units are discussed in more detail above and below). In addition, further regulation of air quality and GHG emissions under the CAA may be imposed on the natural gas sector. The Companies are also subject to federal water and waste regulations, including regulations concerning cooling water intake structures, coal combustion by-product handling and disposal practices, wastewater discharges from steam electric generating stations, management and disposal of hydraulic fracturing fluids and the potential further regulation of polychlorinated biphenyls.

Compliance costs cannot be estimated with certainty due to the inability to predict the requirements and timing of implementation of any new environmental rules or regulations. Other factors which affect the ability to predict future environmental expenditures with certainty include the difficulty in estimating clean-up costs and quantifying liabilities under environmental laws that impose joint and several liabilities on all responsible parties. However, such expenditures, if material, could make the Companies' facilities uneconomical to operate, result in the impairment of assets, or otherwise adversely affect the Companies' results of operations, financial performance or liquidity.

The Companies are subject to risks associated with the disposal and storage of coal ash. The Companies historically produced and continue to produce coal ash, or CCRs, as a by-product of their coal-fired generation operations. The ash is stored and managed in impoundments (ash ponds) and landfills located at 11 different facilities, eight of which are at Virginia Power.

The EPA has issued regulations concerning the management and storage of CCRs, which Virginia has adopted. These CCR regulations require the Companies to make additional capital expenditures and increase operating and maintenance expenses. In addition, the Companies will incur expenses and other costs associated with closing, corrective action and ongoing monitoring of certain ash ponds and landfills. The Companies also may face litigation concerning their coal ash facilities.

Further, while the Companies operate their ash ponds and landfills in compliance with applicable state safety regulations, a release of coal ash with a significant environmental impact could result in remediation costs, civil and/or criminal penalties, claims, litigation, increased regulation and compliance costs, and reputational damage, and could impact the financial condition of the Companies.

Construction Risks

The Companies' infrastructure build and expansion plans often require regulatory approval, including environmental permits, before commencing construction and completing projects. The Companies may not complete the facility construction, pipeline, conversion or other infrastructure projects that they commence,

or they may complete projects on materially different terms, costs or timing than initially estimated or anticipated, and they may not be able to achieve the intended benefits of any such project, if completed. A number of large and small scale projects have been announced, including electric transmission lines, pipeline replacements, facility expansions or renewed licensing, conversions and other infrastructure developments or construction. Additional projects may be considered in the future. The Companies compete for projects with companies of varying size and financial capabilities, including some that may have competitive advantages. Commencing construction on announced and future projects may require approvals from applicable state and federal agencies, and such approvals could include mitigation costs which may be material to the Companies. Projects may not be able to be completed on time or in accordance with our estimated costs as a result of weather conditions, delays in obtaining or failure to obtain regulatory and other, including PJM, approvals, delays in obtaining key materials, labor difficulties, difficulties with partners or potential partners, concerns raised during stakeholder engagement, a decline in the credit strength of counterparties or vendors, inflation, or other factors beyond the Companies' control. For example, Dominion Energy has been involved with projects which have experienced certain delays in obtaining and maintaining permits necessary for construction along with construction delays due to judicial actions which impacted the cost and schedule such as the Atlantic Coast Pipeline Project and ultimately led to its cancellation in July 2020. Even if facility construction, pipeline, expansion, electric transmission line, conversion and other infrastructure projects are completed, the total costs of the projects may be higher than anticipated and the performance of the business of the Companies following completion of the projects may not meet expectations.

Start-up and operational issues can arise in connection with the commencement of commercial operations at our facilities. Such issues may include failure to meet specific operating parameters, which may require adjustments to meet or amend these operating parameters. Additionally, the Companies may not be able to timely and effectively integrate the projects into their operations and such integration may result in unforeseen operating difficulties or unanticipated costs. Further, regulators may disallow recovery of some of the costs of a project if they are deemed not to be prudently incurred. Any of these or other factors could adversely affect the Companies' ability to realize the anticipated benefits from the facility construction, pipeline, electric transmission line, expansion, conversion and other infrastructure projects.

The development and construction of the CVOW Commercial Project involves significant risks. The CVOW Commercial Project is a large-scale, complex project that will take several years to complete. Significant delays or cost increases, or an inability to recover certain project costs, could have an adverse effect on the Companies' financial condition, cash flows and results of operations. If the Companies are unable to complete the development and construction of the CVOW Commercial Project or decide in the future to delay or cancel the project, the Companies may not be able to recover all or a portion of their investment in the project and may incur substantial cancellation payments under existing contracts or other substantial costs associated with any such delay or cancellation. The Companies' ability to complete the

CVOW Commercial Project within the currently proposed timeline, or at all, and consistent with current cost estimates is subject to various risks and uncertainties, certain of which are beyond the Companies' control.

The development and construction of the CVOW Commercial Project is dependent on the Companies' ability to obtain and maintain various local, state and federal permits and other regulatory approvals, including Virginia Commission approval for rider recovery of project costs. In addition, the design and route of the project's onshore electric transmission, network upgrades and other facilities remain subject to regulatory and PJM review and approval. Changes in the design and route of these onshore facilities, including an increase in amount of undergrounding, would likely increase project costs. Also, the CVOW Commercial Project may become the subject of litigation or other forms of intervention by third parties, including stakeholders or advocacy groups, that may impact the timing and receipt of permits or other regulatory approvals or otherwise delay or increase the cost of the project. The Companies' ability to recover unforeseen cost increases associated with construction of the CVOW Commercial Project is potentially limited which could negatively impact the Companies' future financial condition, results of operations and/or cash flows. In accordance with the Virginia Commission's order in December 2022, the Companies are subject to a cost sharing mechanism in which Virginia Power will be eligible to recover 50% of such incremental costs which fall between $10.3 billion and $11.3 billion with no recovery of such incremental costs which fall between $11.3 billion and $13.7 billion. There is no cost sharing mechanism for any total construction costs in excess of $13.7 billion, the recovery of which would be determined in a future Virginia Commission preceding. In addition, the order includes enhanced performance reporting provisions for the operation of the CVOW Commercial Project. To the extent the net annual net capacity factor is below 42%, as determined on a three-year rolling average, Virginia Power is required to provide detailed explanation of the factors contributing to any shortfall to the Virginia Commission which could determine in a future proceeding a remedy for incremental costs incurred associated with any deemed unreasonable or imprudent actions of Virginia Power. Any such action by the Virginia Commission could adversely impact the Companies' future financial condition, results of operations and/or cash flows.

The Companies' ability to invest the significant financial resources necessary for the CVOW Commercial Project is dependent on the Companies' access to the financial markets in a timely and cost-effective manner. A decline in the Companies' credit worthiness, an unfavorable market reputation of either the Companies or their industry or general market disruptions could adversely impact financing costs and increase the overall cost of the project.

The development and construction of the CVOW Commercial Project is also dependent on the ability of certain key suppliers and contractors to timely satisfy their obligations under contracts entered into or expected to be entered into. Given the unique equipment and expertise required for this project, the Companies may not be able to remedy in a timely and cost-effective manner, if at all, any failure by one or more of these suppliers or contractors to timely satisfy their contractual obligations. Certain of the fixed price contracts for major offshore construction and equipment components are denominated in Euros and Danish kroner, including those which contain commodity indexing provisions linked to steel. In May 2022, Virginia Power entered into forward purchase agreements with a notional amount of approximately €3.2 billion. Accordingly, to the extent the instruments do not effectively hedge the Companies' exposure to these currencies, including by default of the counterparty, adverse fluctuations in the applicable exchange rates would likely adversely affect the cost of the CVOW Commercial Project. Similarly, adverse fluctuations in the price of certain raw materials, including steel, would likely, to the extent not hedged by the Companies, adversely affect the overall costs incurred to develop and construct the project.

The development and construction of the CVOW Commercial Project involves the use of new turbine technology and will take place in a marine environment, which presents unique challenges and will require the use of a specialized workforce and specialized equipment. In addition, the timely installation of the turbines is dependent on the completion and availability of a Jones Act compliant vessel currently under construction.

The timeline for development and construction of the CVOW Commercial Project may also be negatively impacted by severe weather events or marine wildlife, including migration patterns of endangered and protected species, both of which are outside of the control of the Companies and their contractors. Any significant delays in the project timeline, including from any of the factors discussed above, resulting in both the delay of commencement of construction to 2024 or later combined with a delay to the in-service date to 2028 or later may impact the ability of the Companies to recover the costs of the CVOW Commercial Project.

The development, construction and commissioning of several large-scale infrastructure projects simultaneously involves significant execution risk. To achieve Dominion Energy's commitment to net zero emissions by 2050 and comply with the requirements of the VCEA, the Companies are currently simultaneously developing or constructing several electric generation projects, including subsequent license renewal projects at Surry and North Anna, the CVOW Commercial Project and various solar projects. Several of the Companies' key projects are increasingly large-scale, complex and being constructed in constrained geographic areas or in unfamiliar environments such as the marine environment for the Coastal Virginia Offshore Wind projects. The advancement of the Companies' ventures is also affected by the interventions, litigation or other activities of stakeholder and advocacy groups, some of which oppose natural gas-related and energy infrastructure projects. For example, certain stakeholder groups oppose solar farms due to the increasing quantities of land tracts required for these facilities. Given that these projects provide the foundation for the Companies' strategic growth plan, if the Companies are unable to obtain or maintain the required regulatory and other, including PJM, approvals, develop the necessary technical expertise, allocate and coordinate sufficient resources, adhere to budgets and timelines, effectively handle public outreach efforts, including its commitment to environmental justice, or otherwise fail to successfully execute the projects, there could be an adverse impact to the Companies' financial position, results of operations and cash flows. Failure to comply with regulatory approval conditions or an adverse ruling

in any future litigation could adversely affect the Companies' ability to execute their business plan.

The Companies are dependent on their contractors for the successful and timely completion of large-scale infrastructure projects. The construction of such projects is expected to take several years, is typically confined within a limited geographic area or difficult environments and could be subject to delays, supply chain disruption, cost overruns, inflation, labor disputes or shortages and other factors that could cause the total cost of the project to exceed the anticipated amount and adversely affect the Companies' financial performance and/or impair the Companies' ability to execute the business plan for the project as scheduled.

Further, an inability to obtain financing or otherwise provide liquidity for the projects on acceptable terms, including any potential adverse conditions arising from or in connection with the comprehensive business review announced in November 2022, could negatively affect the Companies' financial condition, cash flows, the projects' anticipated financial results and/or impair the Companies' ability to execute the business plan for the projects as scheduled.

Operational Risks

The Companies' financial performance and condition can be affected by changes in the weather, including the effects of global climate change. Fluctuations in weather can affect demand for the Companies' services. For example, milder than normal weather can reduce demand for electricity and gas distribution services. In addition, severe weather or acts of nature, including hurricanes, winter storms, earthquakes, floods and other natural disasters can stress systems, disrupt operation of the Companies' facilities and cause service outages, production delays and property damage that require incurring additional expenses. Changes in weather conditions can result in reduced water levels or changes in water temperatures that could adversely affect operations at some of the Companies' power stations. Furthermore, the Companies' operations could be adversely affected and their physical plant placed at greater risk of damage should changes in global climate produce, among other possible conditions, unusual variations in temperature and weather patterns, resulting in more intense, frequent and extreme weather events, abnormal levels of precipitation and, for operations located on or near coastlines, a change in sea level or sea temperatures. Due to the location of the Companies' electric utility service territories and a number of its other facilities in the eastern portions of the states of South Carolina, North Carolina and Virginia which are frequently in the path of hurricanes, we experience the consequences of these weather events to a greater degree than many of our industry peers.

Hostile cyber intrusions could severely impair the Companies' operations, lead to the disclosure of confidential information, damage the reputation of the Companies and otherwise have an adverse effect on the Companies' business. The Companies own assets deemed as critical infrastructure, the operation of which is dependent on information technology systems. Further, the computer systems that run the Companies' facilities are not completely isolated from external networks. There appears to be an increasing level of activity, sophistication and maturity of threat actors, in particular nation state actors, that wish to disrupt the U.S. bulk power system and the U.S. gas transmission or distribution system. Such parties could view the Companies' computer systems, software or networks as attractive targets for cyber attack. For example, malware has been designed to target software that runs the nation's critical infrastructure such as power transmission grids and gas pipelines. In addition, the Companies' businesses require that they and their vendors collect and maintain sensitive customer data, as well as confidential employee and shareholder information, which is subject to electronic theft or loss.

A successful cyber attack through third-party or insider action on the systems that control the Companies' electric generation, electric transmission or distribution assets could severely disrupt business operations, preventing the Companies from serving customers or collecting revenues. The breach of certain business systems could affect the Companies' ability to correctly record, process and report financial information. A major cyber incident could result in significant expenses to investigate and repair security breaches or system damage and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and damage to the Companies' reputation. In addition, the misappropriation, corruption or loss of personally identifiable information and other confidential data at the Companies or one of their vendors could lead to significant breach notification expenses and mitigation expenses such as credit monitoring. If a significant breach were to occur, the reputation of the Companies also could be adversely affected. While the Companies maintain property and casualty insurance, along with other contractual provisions, that may cover certain damage caused by potential cyber incidents, all damage and claims arising from such incidents may not be covered or may exceed the amount of any insurance available. For these reasons, a significant cyber incident could materially and adversely affect the Companies' business, financial condition and results of operations.

The Companies' operations are subject to operational hazards, equipment failures, supply chain disruptions and personnel issues which could negatively affect the Companies. Operation of the Companies' facilities involves risk, including the risk of potential breakdown or failure of equipment or processes due to aging infrastructure, fuel supply, pipeline integrity or transportation disruptions, accidents, labor disputes or work stoppages by employees, acts of terrorism or sabotage, construction delays or cost overruns, shortages of or delays in obtaining equipment, material and labor, operational restrictions resulting from environmental limitations and governmental interventions, changes to the environment and performance below expected levels. The Companies' businesses are dependent upon sophisticated information technology systems and network infrastructure, the failure of which could prevent them from accomplishing critical business functions. Because the Companies' transmission facilities, pipelines and other facilities are interconnected with those of third parties, the operation of their facilities and pipelines could be adversely affected by unexpected or uncontrollable events occurring on the systems of such third parties.

Operation of the Companies' facilities below expected capacity levels could result in lost revenues and increased expenses, including higher maintenance costs. Unplanned outages of the Companies' facilities and extensions of scheduled outages due to mechanical failures or other problems occur from time to time and are an inherent risk of the Companies' business.

Unplanned outages typically increase the Companies' operation and maintenance expenses and may reduce their revenues as a result of selling less output or may require the Companies to incur significant costs as a result of operating higher cost units or obtaining replacement output from third parties in the open market to satisfy forward energy and capacity or other contractual obligations. Moreover, if the Companies are unable to perform their contractual obligations, penalties or liability for damages could result.

In addition, there are many risks associated with the Companies' principal operations and the transportation and storage of natural gas including nuclear accidents, fires, explosions, uncontrolled release of natural gas and other environmental hazards, pole strikes, electric contact cases, the collision of third party equipment with pipelines and avian and other wildlife impacts. Such incidents could result in loss of human life or injuries among employees, customers or the public in general, environmental pollution, damage or destruction of facilities or business interruptions and associated public or employee safety impacts, loss of revenues, increased liabilities, heightened regulatory scrutiny and reputational risk. Further, the location of natural gas pipelines and associated distribution facilities, or electric generation, transmission, substations and distribution facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks.

The Companies' financial results can be adversely affected by various factors driving supply and demand for electricity and gas and related services. Technological advances required by federal laws mandate new levels of energy efficiency in end-use devices, including lighting, furnaces and electric heat pumps and could lead to declines in per capita energy consumption. Additionally, certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Likewise, certain regulatory and legislative bodies have introduced or are considering actions which could limit the use or installation of new natural gas appliances. Consumer demand for our services may also be impacted by any price increases, including those driven by factors beyond our control such as inflation or increased prices in natural gas. Further, Virginia Power's business model is premised upon the cost efficiency of the production, transmission and distribution of large-scale centralized utility generation. However, advances in distributed generation technologies, such as solar cells, gas microturbines, battery storage and fuel cells, may make these alternative generation methods competitive with large-scale utility generation, and change how customers acquire or use the Companies' services. The widescale implementation of alternative generation methods could negatively impact the reliability of the Companies' electric grid and/or result in significant costs to enhance the grid. Virginia Power has an exclusive franchise to serve retail electric customers in Virginia. However, Virginia's Retail Access Statutes allow certain electric generation customers exceptions to this franchise. As market conditions change, Virginia Power's customers may further pursue exceptions and Virginia Power's exclusive franchise may erode.

Reduced energy demand or significantly slowed growth in demand due to customer adoption of energy efficient technology, conservation, distributed generation, regional economic conditions, or the impact of additional compliance obligations, unless substantially offset through regulatory cost allocations, could adversely impact the value of the Companies' business activities.

The Companies may be materially adversely affected by negative publicity or the inability of Dominion Energy to meet its stated commitments. From time to time, political and public sentiment may result in a significant amount of adverse press coverage and other adverse public statements affecting the Companies. Any failure by Dominion Energy to realize its commitments to achieve net zero carbon and methane emissions by 2050, increase workforce diversity, enhance the customer experience or other long-term goals could lead to adverse press coverage and other adverse public statements affecting the Companies. The ability to comply with some or all of Dominion Energy's voluntary commitments may be outside of its control. For example, Dominion Energy is dependent on the actions of third parties to meet the expanded commitment regarding Scope 2 emissions and Scope 3 emissions. If downstream customers or upstream suppliers do not sufficiently reduce their GHG emissions, Dominion Energy may not achieve its net zero emissions goal. In addition, while the Atlantic Coast Pipeline Project was cancelled in July 2020 and several of the legal proceedings and governmental investigations relating to the abandonment of the NND Project have been resolved, there is a risk that lingering negative publicity may continue. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims as well as adverse outcomes.

Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of the Companies, on the morale and performance of their employees and on their relationships with their respective regulators, customers and commercial counterparties. It may also have a negative impact on the Companies' ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Companies' business, financial condition and results of operations.

Dominion Energy's nonregulated generation business operates in a challenging market, which could adversely affect its results of operations and future growth. The success of Dominion Energy's contracted generation business depends upon favorable market conditions including the ability to sell power at prices sufficient to cover its operating costs. Dominion Energy operates in active wholesale markets that expose it to price volatility for electricity and nuclear fuel as well as the credit risk of counterparties. Dominion Energy attempts to manage its price risk by entering into long-term power purchase agreements with customers as well as hedging transactions, including short-term and long-term fixed price sales and purchase contracts. The failure of Dominion Energy to maintain, renew or replace its existing long-term contracts on similar terms or with counterparties with similar credit profiles could result in a loss of revenue and/or decreased earnings and cash flows for Dominion Energy.

In these wholesale markets, the spot market price of electricity for each hour is generally determined by the cost of supplying the next unit of electricity to the market during that hour. In many cases, the next unit of electricity supplied would be provided by generating stations that consume fossil fuels, primarily natural gas. Consequently, the open market wholesale price for electricity generally reflects the cost of natural gas plus the cost to convert the fuel to electricity. Therefore, changes in the price of natural gas generally affect the open market wholesale price of electricity. To the extent Dominion Energy does not enter into long-term power purchase agreements or otherwise effectively hedge its output, these changes in market prices could adversely affect its financial results.

Dominion Energy purchases nuclear fuel primarily under long-term contracts. Dominion Energy is exposed to nuclear fuel cost volatility for the portion of its nuclear fuel obtained through short-term contracts or on the spot market, including as a result of market supply shortages. Nuclear fuel prices can be volatile and the price that can be obtained for power produced may not change at the same rate as nuclear fuel costs, thus adversely impacting Dominion Energy's financial results. In addition, in the event that any of the contracted generation facilities experience a forced outage, Dominion Energy may not receive the level of revenue it anticipated.

Dominion Energy conducts certain operations through partnership arrangements involving third-party investors which may limit Dominion Energy's operational flexibility or result in an adverse impact on its financial results. Certain of Dominion Energy's operations are conducted through entities subject to partnership arrangements under which Dominion Energy has significant influence but does not control the operations of such entities or in which Dominion Energy's control over such entities may be subject to certain rights of third-party investors. Accordingly, while Dominion Energy may have a certain level of control or influence over these entities, it may not have unilateral, or any, control over the day-to-day operations of these entities or over decisions that may have a material financial impact on the partnership participants, including Dominion Energy. In each case such partnership arrangements operate in accordance with their respective governance documents, and Dominion Energy is dependent upon third parties satisfying their respective obligations, including, as applicable, funding of their required share of capital expenditures. Such third-party investors have their own interests and objectives which may differ from those of Dominion Energy and, accordingly, disputes may arise amongst the owners of such partnership arrangements that may result in delays, litigation or operational impasses.

For example, Dominion Energy has a noncontrolling 50% interest in Cove Point following the sale of a 25% controlling interest to BHE in November 2020. This controlling interest allows BHE to make decisions affecting Cove Point's ability to retain its long-term contracts. Cove Point is a party to certain contracts that allow a regulated service provider and a customer to mutually agree to sign a contract for service at a "negotiated rate" which may be above or below the FERC regulated, cost-based recourse rate for that service. These "negotiated rate" contracts are not generally subject to adjustment for increased costs which could be produced by inflation or other factors relating to the specific facilities being used to perform the services. Any shortfall of revenue as a result of these "negotiated rate" contracts could decrease Cove Point's earnings and cash flows. The inability to maintain or renew such contracts on favorable terms may have a material impact to Dominion Energy's results of operations, financial position or cash flows. Dominion Energy is also dependent upon BHE for managing counterparty credit risk relating to Cove Point's terminal services agreements for its liquefied natural gas export/liquefaction facility. While the counterparties' obligations are supported by parental guarantees and letters of credit, there is no assurance that such credit support would be sufficient to satisfy the obligations in the event of a counterparty default. In addition, if a controversy arises under either terminal services agreement resulting in a judgment in Cove Point's favor, Cove Point may need to seek to enforce a final U.S. court judgment in a foreign tribunal, which could involve a lengthy process. Accordingly, there is no assurance that BHE may pursue remedies in the event of default in the same manner as Dominion Energy would if it had unilateral control over such decisions.

War, acts and threats of terrorism, intentional acts and other significant events could adversely affect the Companies' operations. The Companies cannot predict the impact that any future terrorist attacks or retaliatory military or other action may have on the energy industry in general or on the Companies' businesses in particular. Any such future attacks or retaliatory action may adversely affect the Companies' operations in a variety of ways, including by disrupting the power, fuel and other markets in which the Companies operate or requiring the implementation of additional, more costly security guidelines and measures. The Companies' infrastructure facilities, including nuclear facilities and projects under construction, could be direct targets or indirect casualties of an act of terror or other physical attack. Any physical compromise of the Companies' facilities could adversely affect the Companies' ability to generate, purchase, transmit or distribute electricity, distribute natural gas or otherwise operate their respective facilities in the most efficient manner or at all. For example, in December 2022 electric utilities in North Carolina and Washington experienced physical attacks on substations with the damage causing power outages. In addition, the amount and scope of insurance coverage maintained against losses resulting from any such attack may not be sufficient to cover such losses or otherwise adequately compensate for any business disruptions that could result.

Instability in financial markets as a result of terrorism, war, intentional acts, pandemic, credit crises, recession or other factors could result in a significant decline in the U.S. economy and/or increase the cost or limit the availability of insurance or adversely impact the Companies' ability to access capital on acceptable terms.

Failure to attract and retain key executive officers and an appropriately qualified workforce could have an adverse effect on the Companies' operations. The Companies' business strategy is dependent on their ability to recruit, retain and motivate employees. The Companies' key executive officers are the CEO, CFO, COO and presidents and those responsible for financial, operational, legal, regulatory, accounting, tax, information technology and cybersecurity functions. Competition for skilled management employees in these areas of the Companies' business operations is high. Certain events, such as an aging workforce, mismatch of skill set, or unavailability of contract resources may lead to operating challenges and increased costs. The challenges include lack of resources, loss of knowledge base and the length of time required for skill development. In this case, costs, including costs for contractors to replace employees, productivity costs and safety costs, may rise. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to new employees, or future availability and cost of contract labor may adversely affect the ability to manage and operate the Companies' business. In addition, certain specialized knowledge is required of the Companies' technical employees for construction and operation of transmission, generation and distribution assets. The Companies' inability to attract and retain these employees could adversely affect their business and future operating results.

Nuclear Generation Risks

The Companies have substantial ownership interests in and operate nuclear generating units; as a result, each may incur substantial costs and liabilities. The Companies' nuclear facilities are subject to operational, environmental, health and financial risks such as the on-site storage of spent nuclear fuel, the ability to dispose of such spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, limitations on the amounts and types of insurance available, potential operational liabilities and extended outages, the costs of replacement power, the costs of maintenance and the costs of securing the facilities against possible terrorist attacks. The Companies maintain decommissioning trusts and external insurance coverage to minimize the financial exposure to these risks; however, it is possible that future decommissioning costs could exceed amounts in the decommissioning trusts and/or damages could exceed the amount of insurance coverage. If the Companies' decommissioning trust funds are insufficient, and they are not allowed to recover the additional costs incurred through insurance or regulatory mechanisms, their results of operations could be negatively impacted.

The Companies' nuclear facilities are also subject to complex government regulation which could negatively impact their results of operations. The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generating facilities. In the event of noncompliance, the NRC has the authority to impose fines, set license conditions, shut down a nuclear unit, or take some combination of these actions, depending on its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could require the Companies to make substantial expenditures at their nuclear plants. In addition, although the Companies have no reason to anticipate a serious nuclear incident at their plants, if an incident did occur, it could materially and adversely affect their results of operations and/or financial condition. A major incident at a nuclear facility anywhere in the world, such as the nuclear events in Japan in 2011, could cause the NRC to adopt increased safety regulations or otherwise limit or restrict the operation or licensing of domestic nuclear units.

Financial, Economic and Market Risks

Changing rating agency requirements could negatively affect the Companies' growth and business strategy. In order to maintain appropriate credit ratings to obtain needed credit at a reasonable cost in light of existing or future rating agency requirements, the Companies may find it necessary to take steps or change their business plans in ways that may adversely affect their growth and earnings. A reduction in the Companies' credit ratings could result in an increase in borrowing costs, loss of access to certain markets, or both, thus adversely affecting operating results and could require the Companies to post additional collateral in connection with some of its price risk management activities.

An inability to access financial markets and, in the case of Dominion Energy, obtain cash from subsidiaries could adversely affect the execution of the Companies' business plans. The Companies rely on access to short-term money markets and longer-term capital markets as significant sources of funding and liquidity for business plans with increasing capital expenditure needs, normal working capital and collateral requirements related to hedges of future sales and purchases of energy-related commodities. Deterioration in the Companies' creditworthiness, as evaluated by credit rating agencies or otherwise, or declines in market reputation either for the Companies or their industry in general, or general financial market disruptions outside of the Companies' control could increase their cost of borrowing or restrict their ability to access one or more financial markets. In addition, any potential adverse conditions arising from or in connection with the comprehensive business review announced in November 2022 could affect the availability and/or cost of capital. Market disruptions could stem from general market disruption due to general credit market or political events, the planned phase out of LIBOR by the end of 2023 or the reform or replacement of other benchmark rates, the failure of financial institutions on which the Companies rely or the bankruptcy of an unrelated company. Increased costs and restrictions on the Companies' ability to access financial markets may be severe enough to affect their ability to execute their business plans as scheduled.

Dominion Energy is a holding company that conducts all of its operations through its subsidiaries. Accordingly, Dominion Energy's ability to execute its business plan is further subject to the earnings and cash flows of its subsidiaries and the ability of its subsidiaries to pay dividends or advance or repay funds to it, which may, from time to time, be subject to certain contractual restrictions or restrictions imposed by regulators.

Market performance, interest rates and other changes may decrease the value of the Companies' decommissioning trust funds and Dominion Energy's benefit plan assets or increase Dominion Energy's liabilities, which could then require significant additional funding. The performance of the capital markets affects the value of the assets that are held in trusts to satisfy future obligations to decommission the Companies' nuclear plants and under Dominion Energy's pension and other postretirement benefit plans. The Companies have significant obligations in these areas and hold significant assets in these trusts. These assets are subject to market fluctuation and will yield uncertain returns, which may fall below expected return rates.

With respect to decommissioning trust funds, a decline in the market value of these assets may increase the funding requirements of the obligations to decommission the Companies' nuclear plants or require additional NRC-approved funding assurance.

A decline in the market value of the assets held in trusts to satisfy future obligations under Dominion Energy's pension and other postretirement benefit plans may increase the funding

requirements under such plans. Additionally, changes in interest rates will affect the liabilities under Dominion Energy's pension and other postretirement benefit plans; as interest rates decrease, the liabilities increase, potentially requiring additional funding. Further, changes in demographics, including increased numbers of retirements or changes in mortality assumptions, may also increase the funding requirements of the obligations related to the pension and other postretirement benefit plans.

If the decommissioning trust funds and benefit plan assets are negatively impacted by market fluctuations or other factors, the Companies' results of operations, financial condition and/or cash flows could be negatively affected.

The use of derivative instruments could result in financial losses and liquidity constraints. The Companies use derivative instruments, including futures, swaps, forwards, options and FTRs, to manage commodity, interest rate and/or foreign currency exchange rate risks.

The Dodd-Frank Act was enacted into law in July 2010 in an effort to improve regulation of financial markets. The CEA, as amended by Title VII of the Dodd-Frank Act, requires certain over-the-counter derivatives, or swaps, to be cleared through a derivatives clearing organization and, if the swap is subject to a clearing requirement, to be executed on a designated contract market or swap execution facility. Non-financial entities that use swaps to hedge or mitigate commercial risk, often referred to as end users, may elect the end-user exception to the CEA's clearing requirements. The Companies have elected to exempt their swaps from the CEA's clearing requirements. If, as a result of changes to the rulemaking process, the Companies' derivative activities are not exempted from the clearing, exchange trading or margin requirements, the Companies could be subject to higher costs due to decreased market liquidity or increased margin payments. In addition, the Companies' swap dealer counterparties may attempt to pass-through additional trading costs in connection with changes to or the elimination of rulemaking that implements Title VII of the Dodd-Frank Act.

Future impairments of goodwill or other intangible assets or long-lived assets may have a material adverse effect on the Companies' results of operations. Goodwill is evaluated for impairment annually or more frequently if an event or circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other intangible assets and long-lived assets are evaluated for impairment on an annual basis or more frequently whenever events or circumstances indicate that an asset's carrying value may not be recoverable. If Dominion Energy's goodwill or the Companies' other intangible assets or long-lived assets are in the future determined to be impaired, the applicable registrant would be required during the period in which the impairment is determined to record a noncash charge to earnings that may have a material adverse effect on the registrant's results of operations. For example, in the fourth quarter of 2022, Dominion Energy determined that its nonregulated solar generation assets within Contracted Assets were impaired, resulting in a $1.1 billion after-tax charge.

Exposure to counterparty performance may adversely affect the Companies' financial results of operations. The Companies are exposed to credit risks of their counterparties and the risk that one or more counterparties may fail or delay the performance of their contractual obligations, including but not limited to payment for services. Some of Dominion Energy's operations are conducted through partnership arrangements, as noted above. Counterparties could fail or delay the performance of their contractual obligations for a number of reasons, including the effect of regulations on their operations. Defaults or failure to perform by customers, suppliers, contractors, joint venture partners, financial institutions or other third parties may adversely affect the Companies' financial results.

Public health crises and epidemics or pandemics, such as COVID-19, could adversely affect the Companies' business, results of operations, financial condition, liquidity and/or cash flows. The effects of the continued outbreak of the COVID-19 pandemic and related government responses could include extended disruptions to supply chains and capital markets, reduced labor availability and productivity and a prolonged reduction in economic activity. The effects could also have a variety of adverse impacts on the Companies, including reduced demand for energy, particularly from commercial and industrial customers, impairment of goodwill or long-lived assets and diminished ability of the Companies to access funds from financial institutions and capital markets. There remains uncertainty regarding the extent and duration of measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. Such restrictions may cause operational interruptions and delays in construction projects, which, in the case of renewable energy projects, could delay the expected in-service dates of these projects and financial statement impact of the investment tax credits associated with these projects. For the duration of the outbreak of COVID-19, voluntary suspension, or potential legislative or government action, such as legislation enacted in Virginia in November 2020, may limit the Companies' ability to collect on overdue accounts or disconnect services for non-payment, which may cause a decrease in the Companies' results of operations and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, Dominion Energy owned its principal executive office in Richmond, Virginia and five other corporate offices. Dominion Energy also leases corporate offices in Richmond, Virginia and other cities in which its subsidiaries operate. Virginia Power shares Dominion Energy's principal executive office in Richmond, Virginia. In addition, Virginia Power leases certain buildings and equipment.

Dominion Energy's assets consist primarily of its investments in its subsidiaries, the principal properties of which are described below by operating segment.

Certain of Virginia Power's properties are subject to the lien of the Indenture of Mortgage securing its First and Refunding Mortgage Bonds. There were no bonds outstanding as of December 31, 2022; however, by leaving the indenture open, Virginia Power retains the flexibility to issue mortgage bonds in the future. Certain of Dominion Energy's nonregulated generation facilities are also subject to liens. Additionally, DESC's bond indenture, which secures its First Mortgage Bonds, constitutes a direct mortgage lien on substantially all of its electric utility property.

DOMINION ENERGY VIRGINIA

Virginia Power has approximately 6,700 miles of electric transmission lines of 69 kV or more located in North Carolina, Virginia and West Virginia. Portions of Virginia Power's electric transmission lines cross national parks and forests under permits entitling the federal government to use, at specified charges, any surplus capacity that may exist in these lines. While Virginia Power owns and maintains its electric transmission facilities, they are a part of PJM, which coordinates the planning, operation, emergency assistance and exchange of capacity and energy for such facilities.

In addition, Virginia Power's electric distribution network includes approximately 59,700 miles of distribution lines, exclusive of service level lines, in Virginia and North Carolina. The grants for most of its electric lines contain rights-of-way that have been obtained from the apparent owners of real estate, but underlying titles have not been examined. Where rights-of-way have not been obtained, they could be acquired from private owners by condemnation, if necessary. Many electric lines are on publicly-owned property, where permission to operate can be revoked. In addition, Virginia Power owns 482 substations and 16 MW of battery storage. Dominion Energy also owns various solar facilities, primarily at schools in Virginia, with an aggregate generation capacity of 21 MW.

The following tables list Virginia Power's generating units and capability as of December 31, 2022.

Virginia Power Utility Generation

Plant	Location	Net Summer Capability (MW)	Percentage Net Summer Capability
Gas			
Greensville County (CC)	Greensville County, VA	1,629	
Brunswick County (CC)	Brunswick County, VA	1,376	
Warren County (CC)	Warren County, VA	1,349	
Ladysmith (CT)	Ladysmith, VA	783	
Bear Garden (CC)	Buckingham County, VA	622	
Remington (CT)	Remington, VA	622	
Possum Point (CC)	Dumfries, VA	573	
Chesterfield (CC)	Chester, VA	392	
Elizabeth River (CT)	Chesapeake, VA	330	
Gordonsville Energy (CC)	Gordonsville, VA	218	
Gravel Neck (CT)	Surry, VA	170	
Darbytown (CT)	Richmond, VA	168	
Total Gas		8,232	41%
Coal			
Mt. Storm	Mt. Storm, WV	1,617	
Chesterfield[1]	Chester, VA	1,014	
Virginia City Hybrid Energy Center	Wise County, VA	610	
Clover	Clover, VA	439[2]	
Total Coal		3,680	18
Nuclear			
Surry	Surry, VA	1,676	
North Anna	Mineral, VA	1,672[3]	
Total Nuclear		3,348	16
Hydro			
Bath County	Warm Springs, VA	1,808[4]	
Gaston	Roanoke Rapids, NC	220	
Roanoke Rapids	Roanoke Rapids, NC	95	
Other		1	
Total Hydro		2,124	10
Oil			
Yorktown[1]	Yorktown, VA	790	
Gravel Neck (CT)	Surry, VA	198	
Darbytown (CT)	Richmond, VA	168	
Rosemary (CC)	Roanoke Rapids, NC	160	
Possum Point (CT)	Dumfries, VA	72	
Low Moor (CT)	Covington, VA	48	
Northern Neck (CT)	Lively, VA	47	
Chesapeake (CT)	Chesapeake, VA	39	
Total Oil		1,522	7
Solar[5]			
Colonial Trail West	Surry County, VA	142	
Sadler Solar	Emporia, VA	100	
Spring Grove	Surry County, VA	98	
Grassfield	Chesapeake, VA	20	
Whitehouse Solar	Louisa County, VA	20	
Woodland Solar	Isle of Wight County, VA	19	
Scott Solar	Powhatan, VA	17	
Total Solar		416	2
Biomass			
Altavista[6]	Altavista, VA	51	
Polyester[6]	Hopewell, VA	51	
Southampton[6]	Southampton, VA	51	
Total Biomass		153	1
Wind			
CVOW Pilot Project	Virginia Beach, VA	12	—
Various			
Mt. Storm (CT)	Mt. Storm, WV	11	—
		19,498	
Power Purchase Agreements		1,106	5
Total Utility Generation		20,604	100%

Note: (CT) denotes combustion turbine and (CC) denotes combined cycle.
(1) Will be retired after it meets its capacity obligation in 2023. See Note 2 to the Consolidated Financial Statements for additional information.
(2) Excludes 50% undivided interest owned by ODEC.
(3) Excludes 11.6% undivided interest owned by ODEC.
(4) Excludes 40% undivided interest owned by Allegheny Generating Company, a subsidiary of FirstEnergy Corp.
(5) All solar facilities are alternating current.
(6) In accordance with the VCEA, these units will be retired no later than 2028.

Virginia Power Non-Jurisdictional Generation

Plant	Location	Net Summer Capability (MW)
Solar[(1)]		
Fort Powhatan	Disputanta, VA	150
Maplewood	Chatham, VA	120
Desper	Louisa, VA	88
Gutenberg	Garysburg, NC	80
Butcher Creek	Chase City, VA	80
Pecan	Pleasant Hill, NC	75
Chestnut	Halifax County, NC	75
Bedford	Chesapeake, VA	70
Pumpkinseed	Emporia, VA	60
Gloucester	Gloucester County, VA	20
Montross	Westmoreland County, VA	20
Morgans Corner	Pasquotank County, NC	20
Remington	Fauquier County, VA	20
Rochambeau	James City County, VA	20
Oceana	Virginia Beach, VA	18
Hollyfield	Manquin, VA	17
Puller	Topping, VA	15
Total Non-Jurisdictional Generation		948

(1) All solar facilities are alternating current.

Gas Distribution

Gas Distribution's network is located in Ohio, North Carolina, Utah, southwestern Wyoming and southeastern Idaho. This network includes approximately 74,400 miles of distribution mains and related service facilities which are supported by approximately 3,600 miles of transmission, gathering and storage pipeline. The right-of-way grants for many natural gas pipelines have been obtained from the actual owners of real estate, as underlying titles have been examined. Where rights-of-way have not been obtained, they could be acquired from private owners by condemnation, if necessary. Many natural gas pipelines are on publicly-owned property, where company rights and actions are determined on a case-by-case basis, with results that range from reimbursed relocation to revocation of permission to operate.

East Ohio's integrated underground storage facilities have more than 60 bcf of working gas capacity to serve base and peak demand. PSNC owns one LNG facility that stores the liquefied equivalent of 1.0 bcf of natural gas, can regasify approximately 10% of its storage capacity per day and can liquefy less than 1% of its storage capacity per day. Questar Gas also owns one LNG facility that stores the liquified equivalent of 1.2 bcf of natural gas, can regasify approximately 12% of its storage capacity per day and can liquefy less than 1% of its storage capacity per day.

DOMINION ENERGY SOUTH CAROLINA

DESC has approximately 3,900 miles and 18,800 miles of electric transmission and distribution lines, respectively, exclusive of service level lines, in South Carolina. The grants for most of DESC's electric lines contain rights-of-way that have been obtained from the apparent owners of real estate, but underlying property titles have not been examined. Where rights-of-way have not been obtained, they could be acquired from private owners by condemnation, if necessary. Many electric lines are on publicly-owned property, where permission to operate can be revoked. In addition, DESC owns 459 substations.

DESC's natural gas system includes approximately 19,100 miles of distribution mains and related service facilities, which are supported by approximately 400 miles of transmission pipeline.

DESC owns two LNG facilities, one located near Charleston, South Carolina, and the other in Salley, South Carolina. The Charleston facility can store the liquefied equivalent of approximately 1.0 bcf of natural gas, can regasify approximately 6% of its storage capacity per day and can liquefy less than 1% of its storage capacity per day. The Salley facility can store the liquefied equivalent of approximately 0.9 bcf of natural gas and can regasify approximately 10% of its storage capacity per day. The Salley facility has no liquefying capabilities.

The following table lists DESC's generating units and capability as of December 31, 2022.

Plant	Location	Net Summer Capability (MW)	Percentage Net Summer Capability
Gas			
Jasper (CC) [1]	Hardeeville, SC	903	
Columbia Energy Center (CC) [1]	Gaston, SC	519	
Urquhart (CC) [1]	Beech Island, SC	458	
McMeekin	Irmo, SC	250	
Hagood (CT) [1]	Charleston, SC	126	
Urquhart Unit 3	Beech Island, SC	95	
Urquhart (CT) [1]	Beech Island, SC	87	
Parr (CT) [1][2]	Jenkinsville, SC	47	
Coit (CT) [1][2]	Columbia, SC	26	
Total Gas		2,511	38%
Coal			
Wateree	Eastover, SC	684	
Williams	Goose Creek, SC	605	
Cope [3]	Cope, SC	415	
Total Coal		1,704	26
Hydro			
Fairfield	Jenkinsville, SC	576	
Saluda	Irmo, SC	198	
Other	Various	18	
Total Hydro		792	12
Nuclear			
Summer	Jenkinsville, SC	651[4]	10
		5,658	
Power Purchase Agreements		973[5]	14
Total Utility Generation		6,631	100%

Note: (CT) denotes combustion turbine and (CC) denotes combined cycle.
(1) Capable of burning fuel oil as a secondary source.
(2) Expected to be retired by the end of 2025.
(3) Capable of burning natural gas as a secondary source.
(4) Excludes 33.3% undivided interest owned by Santee Cooper.
(5) Includes 189 MW from agreements with certain solar facilities within Contracted Assets.

CONTRACTED ASSETS

Contracted Assets includes Dominion Energy's 50% noncontrolling interest in Cove Point. The Cove Point LNG Facility has an operational peak regasification daily send-out capacity of approximately 1.8 million Dths and an aggregate LNG storage capacity of approximately 14.6 bcfe. In addition, Cove Point has a small liquefier that has the potential to create approximately 15,000 Dths/day. The Liquefaction Facility consists of one LNG train with a nameplate outlet capacity of 5.25 Mtpa. Cove Point has authorization from the DOE to export up to 0.77 bcfe/day (approximately 5.75 Mtpa) should the Liquefaction Facility perform better than expected. In addition, Cove Point operates a 136-mile natural gas pipeline that connects the Cove Point LNG Facility to interstate natural gas pipelines.

The following table lists Contracted Assets' generating units and capability as of December 31, 2022.

Plant	Location	Net Summer Capability (MW)	Percentage Net Summer Capability
Nuclear			
Millstone	Waterford, CT	2,001[1]	
Total Nuclear		2,001	67%
Solar[2]			
Hardin I	Hardin County, OH	150	
Amazon Solar Farm Virginia – Southampton	Newsoms, VA	100[3]	
Amazon Solar Farm Virginia – Accomack	Oak Hall, VA	80[3]	
Greensville	Greensville County, VA	80	
Innovative Solar 37	Morven, NC	79[3]	
Wilkinson	Pantego, NC	74	
Seabrook	Beaufort County, SC	73	
Moffett Solar 1	Ridgeland, SC	71[3]	
Summit Farms Solar	Moyock, NC	60[3]	
Midway II	Calipatria, CA	30[3]	
Amazon Solar Farm Virginia – Buckingham	Cumberland, VA	20[3]	
Amazon Solar Farm Virginia – Correctional	Barhamsville, VA	20[3]	
Hecate Cherrydale	Cape Charles, VA	20[3]	
Amazon Solar Farm Virginia – Sussex Drive	Stoney Creek, VA	20[3]	
Amazon Solar Farm Virginia – Scott II	Powhatan, VA	20[3]	
Myrtle	Suffolk, VA	15	
Trask	Beaufort County, SC	12	
Hecate Energy Clarke County	White Post, VA	10[3]	
Ridgeland Solar Farm I	Ridgeland, SC	10[3]	
Yemassee	Hampton County, SC	10	
Blackville	Blackville, SC	7	
Denmark	Denmark, SC	6	
Other	Various	35[3]	
Total Solar		1,002	33
Total Nonregulated Generation		3,003	100%

(1) Excludes 6.53% undivided interest in Unit 3 owned by Massachusetts Municipal and Green Mountain.
(2) All solar facilities are alternating current.
(3) Dominion Energy's interest is subject to a lien securing Eagle Solar's debt.

Item 3. Legal Proceedings

From time to time, the Companies are parties to various legal, environmental or other regulatory proceedings, including in the ordinary course of business. SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and such proceedings involve potential monetary sanctions that the Companies reasonably believe will exceed a specified threshold. Pursuant to the SEC regulations, the Companies use a threshold of $1 million for such proceedings. See Notes 13 and 23 to the Consolidated Financial Statements, which information is incorporated herein by reference, for discussion of certain legal, environmental and other regulatory proceedings to which the Companies are a party.

Item 4. Mine Safety Disclosures

Not applicable.

Information about our Executive Officers

Information concerning the executive officers of Dominion Energy, each of whom is elected annually, is as follows:

Name and Age	Business Experience Past Five Years[1]
Robert M. Blue (55)	Chair of the Board of Directors from April 2021 to present; President and CEO from October 2020 to present; Director from November 2020 to present; Executive Vice President and Co-COO from December 2019 to September 2020; Executive Vice President and President & CEO—Power Delivery Group from May 2017 to November 2019.
Edward H. Baine (49)	President—Dominion Energy Virginia from October 2020 to present; Senior Vice President—Power Delivery of Virginia Power from December 2019 to September 2020; Senior Vice President—Distribution of Virginia Power from February 2016 to November 2019.
P. Rodney Blevins (58)	President—Gas Distribution from January 2022 to present; President—Dominion Energy South Carolina from December 2019 to December 2021; President & Chief Executive Officer—Southeast Energy Group from January 2019 to November 2019; Senior Vice President and Chief Information Officer from January 2014 to December 2018.
Carlos M. Brown (48)	Senior Vice President, Chief Legal Officer and General Counsel from September 2022 to present; Senior Vice President, General Counsel and Chief Compliance Officer from December 2019 to August 2022; Senior Vice President and General Counsel from January 2019 to November 2019; Vice President and General Counsel from January 2017 to December 2018.
Michele L. Cardiff (55)	Senior Vice President, Controller and Chief Accounting Officer from October 2020 to present; Vice President, Controller and CAO from April 2014 to September 2020.
W. Keller Kissam (56)	President—Dominion Energy South Carolina from January 2022 to present; President—Electric Operations of DESC from January 2019 to December 2021; President—Generation, Transmission and Distribution and COO of DESC from January 2018 to December 2018.
Diane Leopold (56)	Executive Vice President and COO from October 2020 to present; Executive Vice President and Co-COO from December 2019 to September 2020; Executive Vice President and President & CEO—Gas Infrastructure Group from May 2017 to November 2019.
Steven D. Ridge (42)	Senior Vice President and CFO from November 2022 to present; President of Questar Gas from October 2022 to November 2022; Vice President and General Manager—Western Distribution from October 2021 to September 2022; Vice President—Investor Relations of DES from April 2019 to September 2021; Director—Investor Relations of DES from October 2017 to March 2019.
Daniel G. Stoddard (60)	Senior Vice President, Chief Nuclear Officer and President—Contracted Assets from September 2020 to present; Senior Vice President, Chief Nuclear Officer and President—Contracted Generation from December 2019 to August 2020; Senior Vice President and Chief Nuclear Officer of Virginia Power from October 2016 to present.

(1) All positions held at Dominion Energy, unless otherwise noted. Any service listed for Virginia Power, DESC, Questar Gas and DES reflects service at a current or previous subsidiary of Dominion Energy.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

DOMINION ENERGY

Dominion Energy's common stock is listed on the NYSE under the ticker symbol D. At February 15, 2023, there were 122,016 record holders of Dominion Energy's common stock. The number of record holders is comprised of individual shareholder accounts maintained on Dominion Energy's transfer agent records and includes accounts with shares held in (1) certificate form, (2) book-entry in the Direct Registration System and (3) book-entry under Dominion Energy Direct®. Discussions of expected dividend payments required by this Item are contained in *Liquidity and Capital Resources* in Item 7. MD&A.

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid per Share (or Unit)[2]	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased under the Plans or Programs[3]
10/1/22-10/31/22	74,869	$69.11	—	$ 0.92 billion
11/1/22-11/30/22	1,014	69.72	—	0.92 billion
12/1/22-12/31/22	556	60.37	—	0.92 billion
Total	76,439	$69.05	—	$ 0.92 billion

(1) Represents shares of common stock that were tendered by employees to satisfy tax withholding obligations on vested restricted stock.
(2) Represents the weighted-average price paid per share.
(3) In November 2020, the Dominion Energy Board of Directors authorized the repurchase of up to $1.0 billion of shares of common stock. This repurchase program has no expiration date or price or volume targets and may be modified suspended or terminated at any time. Shares may be purchased through open market or privately negotiated transactions or otherwise at the discretion of management subject to prevailing market conditions, applicable securities laws and other factors.

VIRGINIA POWER

There is no established public trading market for Virginia Power's common stock, all of which is owned by Dominion Energy. Virginia Power may pay cash dividends in 2023 but is neither required to nor restricted, except as described in Note 21 to the Consolidated Financial Statements, from making such payments.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MD&A discusses Dominion Energy's results of operations, general financial condition and liquidity and Virginia Power's results of operations as of and for the year ended December 31, 2022 as compared to the year ended December 31, 2021, as applicable. For a discussion of these items for the year ended December 31, 2021 as compared to the year ended December 31, 2020, please see Part II, Item 7. MD&A in the Companies' Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022. MD&A should be read in conjunction with Item 1. Business and the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data. Virginia Power meets the conditions to file under the reduced disclosure format, and therefore has omitted certain sections of MD&A.

CONTENTS OF MD&A

MD&A consists of the following information:
- Forward-Looking Statements—Dominion Energy and Virginia Power
- Accounting Matters—Dominion Energy
- Results of Operations—Dominion Energy and Virginia Power
- Segment Results of Operations—Dominion Energy
- Outlook—Dominion Energy
- Liquidity and Capital Resources—Dominion Energy
- Future Issues and Other Matters—Dominion Energy

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Companies' expectations, plans, objectives, future financial performance and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by such words as "anticipate," "estimate," "forecast," "expect," "believe," "should," "could," "plan," "may," "continue," "target" or other similar words.

The Companies make forward-looking statements with full knowledge that risks and uncertainties exist that may cause actual results to differ materially from predicted results. Factors that may cause actual results to differ are often presented with the forward-looking statements themselves. Additionally, other factors may cause actual results to differ materially from those indicated in any forward-looking statement. These factors include but are not limited to:
- Unusual weather conditions and their effect on energy sales to customers and energy commodity prices;
- Extreme weather events and other natural disasters, including, but not limited to, hurricanes, high winds, severe storms, earthquakes, flooding, climate changes and changes in water temperatures and availability that can cause outages and property damage to facilities;
- The impact of extraordinary external events, such as the current pandemic health event resulting from COVID-19, and their collateral consequences, including extended disruption of economic activity in our markets and global supply chains;

- Federal, state and local legislative and regulatory developments, including changes in or interpretations of federal and state tax laws and regulations;
- The direct and indirect impacts of implementing recommendations resulting from the business review announced in November 2022;
- Risks of operating businesses in regulated industries that are subject to changing regulatory structures;
- Changes to regulated electric rates collected by the Companies and regulated gas distribution, transportation and storage rates collected by Dominion Energy;
- Changes in rules for RTOs and ISOs in which the Companies join and/or participate, including changes in rate designs, changes in FERC's interpretation of market rules and new and evolving capacity models;
- Risks associated with Virginia Power's membership and participation in PJM, including risks related to obligations created by the default of other participants;
- Risks associated with entities in which Dominion Energy shares ownership with third parties, including risks that result from lack of sole decision making authority, disputes that may arise between Dominion Energy and third party participants and difficulties in exiting these arrangements;
- Changes in future levels of domestic and international natural gas production, supply or consumption;
- Impacts to Dominion Energy's noncontrolling interest in Cove Point from fluctuations in future volumes of LNG imports or exports from the U.S. and other countries worldwide or demand for, purchases of, and prices related to natural gas or LNG;
- Timing and receipt of regulatory approvals necessary for planned construction or growth projects and compliance with conditions associated with such regulatory approvals;
- The inability to complete planned construction, conversion or growth projects at all, or with the outcomes or within the terms and time frames initially anticipated, including as a result of increased public involvement, intervention or litigation in such projects;
- Risks and uncertainties that may impact the Companies' ability to develop and construct the CVOW Commercial Project within the currently proposed timeline, or at all, and consistent with current cost estimates along with the ability to recover such costs from customers;
- Changes to federal, state and local environmental laws and regulations, including those related to climate change, the tightening of emission or discharge limits for GHGs and other substances, more extensive permitting requirements and the regulation of additional substances;
- Cost of environmental strategy and compliance, including those costs related to climate change;
- Changes in implementation and enforcement practices of regulators relating to environmental standards and litigation exposure for remedial activities;
- Difficulty in anticipating mitigation requirements associated with environmental and other regulatory approvals or related appeals;
- Unplanned outages at facilities in which the Companies have an ownership interest;

- The impact of operational hazards, including adverse developments with respect to pipeline and plant safety or integrity, equipment loss, malfunction or failure, operator error and other catastrophic events;
- Risks associated with the operation of nuclear facilities, including costs associated with the disposal of spent nuclear fuel, decommissioning, plant maintenance and changes in existing regulations governing such facilities;
- Changes in operating, maintenance and construction costs;
- Domestic terrorism and other threats to the Companies' physical and intangible assets, as well as threats to cybersecurity;
- Additional competition in industries in which the Companies operate, including in electric markets in which Dominion Energy's nonregulated generation facilities operate and potential competition from the development and deployment of alternative energy sources, such as self-generation and distributed generation technologies, and availability of market alternatives to large commercial and industrial customers;
- Competition in the development, construction and ownership of certain electric transmission facilities in the Companies' service territory in connection with Order 1000;
- Changes in technology, particularly with respect to new, developing or alternative sources of generation and smart grid technologies;
- Changes in demand for the Companies' services, including industrial, commercial and residential growth or decline in the Companies' service areas, changes in supplies of natural gas delivered to Dominion Energy's pipeline system, failure to maintain or replace customer contracts on favorable terms, changes in customer growth or usage patterns, including as a result of energy conservation programs, the availability of energy efficient devices and the use of distributed generation methods;
- Receipt of approvals for, and timing of, closing dates for acquisitions and divestitures;
- Impacts of acquisitions, divestitures, transfers of assets to joint ventures and retirements of assets based on asset portfolio reviews;
- Adverse outcomes in litigation matters or regulatory proceedings, including matters acquired in the SCANA Combination;
- Counterparty credit and performance risk;
- Fluctuations in the value of investments held in nuclear decommissioning trusts by the Companies and in benefit plan trusts by Dominion Energy;
- Fluctuations in energy-related commodity prices and the effect these could have on Dominion Energy's earnings and the Companies' liquidity position and the underlying value of their assets;
- Fluctuations in interest rates;
- The effectiveness to which existing economic hedging instruments mitigate fluctuations in currency exchange rates of the Euro and Danish Krone associated with certain fixed price contracts for the major offshore construction and equipment components of the CVOW Commercial Project;
- Changes in rating agency requirements or credit ratings and their effect on availability and cost of capital;
- Global capital market conditions, including the availability of credit and the ability to obtain financing on reasonable terms;

- Political and economic conditions, including inflation and deflation;
- Employee workforce factors including collective bargaining agreements and labor negotiations with union employees; and
- Changes in financial or regulatory accounting principles or policies imposed by governing bodies.

Additionally, other risks that could cause actual results to differ from predicted results are set forth in Item 1A. Risk Factors.

The Companies' forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. The Companies caution the reader not to place undue reliance on their forward-looking statements because the assumptions, beliefs, expectations and projections about future events may, and often do, differ materially from actual results. The Companies undertake no obligation to update any forward-looking statement to reflect developments occurring after the statement is made.

Accounting Matters

Critical Accounting Policies and Estimates

Dominion Energy has identified the following accounting policies, including certain inherent estimates, that as a result of the judgments, uncertainties, uniqueness and complexities of the underlying accounting standards and operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. Dominion Energy has discussed the development, selection and disclosure of each of these policies with the Audit Committee of its Board of Directors.

Accounting for Regulated Operations

The accounting for Dominion Energy's regulated electric and gas operations differs from the accounting for nonregulated operations in that Dominion Energy is required to reflect the effect of rate regulation in its Consolidated Financial Statements. For regulated businesses subject to federal or state cost-of-service rate regulation, regulatory practices that assign costs to accounting periods may differ from accounting methods generally applied by nonregulated companies. When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred.

Dominion Energy evaluates whether or not recovery of its regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and makes various assumptions in its analyses. These analyses are generally based on:
- Orders issued by regulatory commissions, legislation and judicial actions;
- Past experience;
- Discussions with applicable regulatory authorities and legal counsel;

- Forecasted earnings; and
- Considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events and other natural disasters and unplanned outages of facilities.

If recovery of a regulatory asset is determined to be less than probable, it will be written off in the period such assessment is made. A regulatory liability, if considered probable, will be recorded in the period such assessment is made or reversed into earnings if no longer probable. In connection with the evaluation of Virginia Power's earnings for the 2021 Triennial Review, in 2020 Virginia Power established a regulatory liability for benefits expected to be provided to Virginia retail electric customers through the use of a CCRO in accordance with the GTSA. In 2021, Virginia Power made further adjustments to this regulatory liability prior to its ultimate resolution through a comprehensive settlement agreement. See Notes 12 and 13 to the Consolidated Financial Statements for additional information.

ASSET RETIREMENT OBLIGATIONS

Dominion Energy recognizes liabilities for the expected cost of retiring tangible long-lived assets for which a legal obligation exists and the ARO can be reasonably estimated. These AROs are recognized at fair value as incurred or when sufficient information becomes available to determine fair value and are generally capitalized as part of the cost of the related long-lived assets. In the absence of quoted market prices, Dominion Energy estimates the fair value of its AROs using present value techniques, in which it makes various assumptions including estimates of the amounts and timing of future cash flows associated with retirement activities, credit-adjusted risk free rates and cost escalation rates. The impact on measurements of new AROs or remeasurements of existing AROs, using different cost escalation or credit-adjusted risk free rates in the future, may be significant. When Dominion Energy revises any assumptions used to calculate the fair value of existing AROs, it adjusts the carrying amount of both the ARO liability and the related long-lived asset for assets that are in service; for assets that have ceased or are expected to cease operations, Dominion Energy adjusts the carrying amount of the ARO liability with such changes either recognized in income or as a regulatory asset.

Dominion Energy's AROs include a significant balance related to the future decommissioning of its nonregulated and utility nuclear facilities. These nuclear decommissioning AROs are reported in Dominion Energy Virginia, Dominion Energy South Carolina and Contracted Assets. At December 31, 2022 and 2021, Dominion Energy's nuclear decommissioning AROs totaled $1.9 billion and $2.0 billion, respectively. The following discusses critical assumptions inherent in determining the fair value of AROs associated with Dominion Energy's nuclear decommissioning obligations.

Dominion Energy obtains from third-party specialists periodic site-specific base year cost studies in order to estimate the nature, cost and timing of planned decommissioning activities for its nuclear plants. These cost studies are based on relevant information available at the time they are performed; however, estimates of future cash flows for extended periods of time are by nature highly uncertain and may vary significantly from actual results. These cash flows include estimates on timing of decommissioning, which for regulated nuclear units factors in the probability of NRC approval for license extensions. In addition, Dominion Energy's cost estimates include cost escalation rates that are applied to the base year costs. Dominion Energy determines cost escalation rates, which represent projected cost increases over time due to both general inflation and increases in the cost of specific decommissioning activities, for each nuclear facility. The selection of these cost escalation rates is dependent on subjective factors which are considered to be critical assumptions. At December 31, 2022, a 0.25% increase in cost escalation rates would have resulted in an approximate $370 million increase in Dominion Energy's nuclear decommissioning AROs.

INCOME TAXES

Judgment and the use of estimates are required in developing the provision for income taxes and reporting of tax-related assets and liabilities. The interpretation of tax laws and associated regulations involves uncertainty since tax authorities may interpret the laws differently. Ultimate resolution or clarification of income tax matters may result in favorable or unfavorable impacts to net income and cash flows, and adjustments to tax-related assets and liabilities could be material.

Given the uncertainty and judgment involved in the determination and filing of income taxes, there are standards for recognition and measurement in financial statements of positions taken or expected to be taken by an entity in its income tax returns. Positions taken by an entity in its income tax returns that are recognized in the financial statements must satisfy a more-likely-than-not recognition threshold, assuming that the position will be examined by tax authorities with full knowledge of all relevant information. At December 31, 2022 and 2021, Dominion Energy had $117 million and $128 million, respectively, of unrecognized tax benefits. Changes in these unrecognized tax benefits may result from remeasurement of amounts expected to be realized, settlements with tax authorities and expiration of statutes of limitations.

Deferred income tax assets and liabilities are recorded representing future effects on income taxes for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes. Dominion Energy evaluates quarterly the probability of realizing deferred tax assets by considering current and historical financial results, expectations for future taxable income and the availability of tax planning strategies that can be implemented, if necessary, to realize deferred tax assets. Failure to achieve forecasted taxable income or successfully implement tax planning strategies may affect the realization of deferred tax assets. In addition, changes in tax laws or tax rates may require reconsideration of the realizability of existing deferred tax assets. Dominion Energy establishes a valuation allowance when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. At December 31, 2022 and 2021, Dominion Energy had established $138 million and $140 million, respectively, of valuation allowances.

ACCOUNTING FOR DERIVATIVE CONTRACTS AND FINANCIAL INSTRUMENTS AT FAIR VALUE

Dominion Energy uses derivative contracts such as physical and financial forwards, futures, swaps, options and FTRs to manage commodity, interest rate and/or foreign currency exchange rate risks of its business operations. Derivative contracts, with certain exceptions, are reported in the Consolidated Balance Sheets at fair value. The majority of investments held in Dominion Energy's nuclear decommissioning and rabbi trusts and pension and other postretirement funds are also subject to fair value accounting. See Notes 6 and 22 to the Consolidated Financial Statements for further information on these fair value measurements.

Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, management seeks indicative price information from external sources, including broker quotes and industry publications. When evaluating pricing information provided by brokers and other pricing services, Dominion Energy considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if Dominion Energy believes that observable pricing information is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, Dominion Energy must estimate prices based on available historical and near-term future price information and use of statistical methods, including regression analysis, that reflect its market assumptions.

Dominion Energy maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 6 to the Consolidated Financial Statements for quantitative information on unobservable inputs utilized in Dominion Energy's fair value measurements of certain derivative contracts.

Use of Estimates in Goodwill Impairment Testing

In April of each year, Dominion Energy tests its goodwill for potential impairment, and performs additional tests more frequently if an event occurs or circumstances change in the interim that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The 2022, 2021 and 2020 annual test did not result in the recognition of any goodwill impairment.

In general, Dominion Energy estimates the fair value of its reporting units by using a combination of discounted cash flows and other valuation techniques that use multiples of earnings for peer group companies and analyses of recent business combinations involving peer group companies. Fair value estimates are dependent on subjective factors such as Dominion Energy's estimate of future cash flows, the selection of appropriate discount and growth rates, and the selection of peer group companies and recent transactions. These underlying assumptions and estimates are made as of a point in time; subsequent modifications, particularly changes in discount rates or growth rates inherent in Dominion Energy's estimates of future cash flows, could result in a future impairment of goodwill. Although Dominion Energy has consistently applied the same methods in developing the assumptions and estimates that underlie the fair value calculations, such as estimates of future cash flows, and based those estimates on relevant information available at the time, such cash flow estimates are highly uncertain by nature and may vary significantly from actual results. If the estimates of future cash flows used in

the most recent test had been 10% lower or if the discount rate had been 0.25% higher, the resulting fair values would have still been greater than the carrying values of each of those reporting units tested, indicating that no impairment was present.

See Note 11 to the Consolidated Financial Statements for additional information.

Use of Estimates in Long-lived Asset and Equity Method Investment Impairment Testing

Impairment testing for an individual or group of long-lived assets, including intangible assets with definite lives, and equity method investments is required when circumstances indicate those assets may be impaired. When a long-lived asset's carrying amount exceeds the undiscounted estimated future cash flows associated with the asset, the asset is considered impaired to the extent that the asset's fair value is less than its carrying amount. When an equity method investment's carrying amount exceeds its fair value, and the decline in value is deemed to be other-than-temporary, an impairment is recognized to the extent that the fair value is less than its carrying amount. Performing an impairment test on long-lived assets and equity method investments involves judgment in areas such as identifying if circumstances indicate an impairment may exist, identifying and grouping affected assets in the case of long-lived assets, and developing the undiscounted and discounted estimated future cash flows (used to estimate fair value in the absence of a market-based value) associated with the asset, including probability weighting such cash flows to reflect expectations about possible variations in their amounts or timing, expectations about the operations of the long-lived assets and equity method investments and the selection of an appropriate discount rate. When determining whether a long-lived asset or asset group has been impaired, management groups assets at the lowest level that has identifiable cash flows. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. For example, estimates of future cash flows would contemplate factors which may change over time, such as the expected use of the asset or underlying assets of equity method investees, including future production and sales levels, expected fluctuations of prices of commodities sold and consumed and expected proceeds from dispositions. In 2022, Dominion Energy determined that its nonregulated solar generation assets within Contracted Assets were impaired. The estimates of future cash flows and selection of a discount rate are considered to be critical assumptions. A 10% decrease in projected future pre-tax cash flows would have resulted in a $69 million increase to the impairment charge recorded. A 0.25% increase in the discount rate would have resulted in a $13 million increase to the impairment charge recorded. See Note 10 to the Consolidated Financial Statements for further information concerning the impairment related to certain of Dominion Energy's nonregulated solar generation assets. There were no other tests performed in 2022 of long-lived assets or equity method investments which could have resulted in material impairments.

Held for Sale Classification

Dominion Energy recognizes the assets and liabilities of a disposal group as held for sale in the period (i) it has approved and committed to a plan to sell the disposal group, (ii) the disposal group is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the disposal group have been initiated, (iv) the sale of the disposal group is probable, (v) the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Dominion Energy initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until closing. Upon designation as held for sale, Dominion Energy stops recording depreciation expense and assesses the fair value of the disposal group less any costs to sell at each reporting period and until it is no longer classified as held for sale.

The determination as to whether the sale of the disposal group is probable may include significant judgments from management related to the expectation of obtaining approvals from applicable regulatory agencies such as state utility regulatory commissions, FERC or the U.S. Federal Trade Commission. This analysis is generally based on orders issued by regulatory commissions, past experience and discussions with applicable regulatory authorities and legal counsel.

In 2022, Dominion Energy completed the sale of Kewaunee following the receipt of approval for sale from the Wisconsin Commission; which prior to its receipt there had been uncertainty as to the timing of or ability to obtain such approval. Dominion Energy recorded a loss of $649 million primarily related to the difference between the nuclear decommissioning trust and AROs.

See Note 3 to the Consolidated Financial Statements for additional information.

EMPLOYEE BENEFIT PLANS

Dominion Energy sponsors noncontributory defined benefit pension plans and other postretirement benefit plans for eligible active employees, retirees and qualifying dependents. The projected costs of providing benefits under these plans are dependent, in part, on historical information such as employee demographics, the level of contributions made to the plans and earnings on plan assets. Assumptions about the future, including the expected long-term rate of return on plan assets, discount rates applied to benefit obligations, mortality rates and the anticipated rate of increase in healthcare costs and participant compensation, also have a significant impact on employee benefit costs. The impact of changes in these factors, as well as differences between Dominion Energy's assumptions and actual experience, is generally recognized in the Consolidated Statements of Income over the remaining average service period of plan participants, rather than immediately.

The expected long-term rates of return on plan assets, discount rates, healthcare cost trend rates and mortality rates are critical assumptions. Dominion Energy determines the expected long-term rates of return on plan assets for pension plans and other postretirement benefit plans by using a combination of:
• Expected inflation and risk-free interest rate assumptions;

• Historical return analysis to determine long-term historic returns as well as historic risk premiums for various asset classes;
• Expected future risk premiums, asset classes' volatilities and correlations;
• Forward-looking return expectations derived from the yield on long-term bonds and the expected long-term returns of major capital market assumptions; and
• Investment allocation of plan assets. The long-term strategic target asset allocation for Dominion Energy's pension funds is 26% U.S. equity, 19% non-U.S. equity, 32% fixed income, 3% real assets and 20% other alternative investments, such as private equity investments.

Strategic investment policies are established for Dominion Energy's prefunded benefit plans based upon periodic asset/liability studies. Factors considered in setting the investment policy include those mentioned above such as employee demographics, liability growth rates, future discount rates, the funded status of the plans and the expected long-term rate of return on plan assets. Deviations from the plans' strategic allocation are a function of Dominion Energy's assessments regarding short-term risk and reward opportunities in the capital markets and/or short-term market movements which result in the plans' actual asset allocations varying from the strategic target asset allocations. Through periodic rebalancing, actual allocations are brought back in line with the targets. Future asset/liability studies will focus on strategies to further reduce pension and other postretirement plan risk, while still achieving attractive levels of returns.

Dominion Energy develops its critical assumptions, which are then compared to the forecasts of an independent investment advisor or an independent actuary, as applicable, to ensure reasonableness. An internal committee selects the final assumptions. Dominion Energy calculated its pension cost using an expected long-term rate of return on plan assets assumption that ranged from 7.00% to 8.35% for 2022, 7.00% to 8.45% for 2021 and 7.00% to 8.60% for 2020. For 2023, the expected long-term rate of return for the pension cost assumption ranged from 7.00% to 8.35% for Dominion Energy's plans held as of December 31, 2022. Dominion Energy calculated its other postretirement benefit cost using an expected long-term rate of return on plan assets assumption of 8.35% for 2022, 8.45% for 2021 and 8.50% for 2020. For 2023, the expected long-term rate of return for other postretirement benefit cost assumption is 8.35%.

Dominion Energy determines discount rates from analyses of AA/Aa rated bonds with cash flows matching the expected payments to be made under its plans. The discount rates used to calculate pension cost and other postretirement benefit cost ranged from 3.06% to 3.19% for pension plans and 3.04% to 5.03% for other postretirement benefit plans in 2022, ranged from 2.73% to 3.29% for pension plans and 2.69% to 2.80% for other postretirement benefit plans in 2021 and ranged from 2.77% to 3.63% for pension plans and 3.07% to 3.52% for other postretirement benefit plans in 2020. Dominion Energy selected a discount rate ranging from 5.65% to 5.75% for pension plans and 5.69% to 5.70% for other postretirement benefit plans for determining its December 31, 2022 projected benefit obligations.

Dominion Energy establishes the healthcare cost trend rate assumption based on analyses of various factors including the specific provisions of its medical plans, actual cost trends experienced and projected and demographics of plan participants. Dominion Energy's healthcare cost trend rate assumption as of December 31, 2022 was 6.25% and is expected to gradually decrease to 5.00% by 2026-2027 and continue at that rate for years thereafter.

The following table illustrates the effect on cost of changing the critical actuarial assumptions discussed above, while holding all other assumptions constant:

	Increase in 2022 Net Periodic Cost		
	Change in Actuarial Assumptions	Pension Benefits	Other Postretirement Benefits
(millions, except percentages)			
Discount rate	(0.25)%	$17	$—
Long-term rate of return on plan assets	(0.25)%	27	6
Health care cost trend rate	1%	N/A	9

In addition to the effects on cost, a 0.25% decrease in the discount rate would increase Dominion Energy's projected pension benefit obligation at December 31, 2022 by $215 million and its accumulated postretirement benefit obligation at December 31, 2022 by $26 million, while a 1.00% increase in the healthcare cost trend rate would increase its accumulated postretirement benefit obligation at December 31, 2022 by $75 million.

See Note 22 to the Consolidated Financial Statements for additional information on Dominion Energy's employee benefit plans.

New Accounting Standards

See Note 2 to the Consolidated Financial Statements for a discussion of new accounting standards.

RESULTS OF OPERATIONS

DOMINION ENERGY

Presented below is a summary of Dominion Energy's consolidated results:

Year Ended December 31,	2022	$ Change	2021	$ Change	2020
(millions, except EPS)					
Net income (loss) attributable to Dominion Energy	$ 994	$(2,294)	$3,288	$3,689	$ (401)
Diluted EPS	1.09	(2.89)	3.98	4.55	(0.57)

Overview

2022 VS. 2021

Net income attributable to Dominion Energy decreased 70%, primarily due to a charge associated with the impairment of certain nonregulated solar generation facilities, a loss associated with the sale of Kewaunee, a decrease in net investment earnings on nuclear decommissioning trust funds, a net decrease associated

with the impacts of Virginia Power's 2021 Triennial Review, a charge for RGGI compliance costs deemed recovered through base rates, a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses and dismantling costs associated with the early retirement of certain electric generation facilities at Virginia Power. These decreases were partially offset by the absence of charges associated with the settlement of the South Carolina electric base rate case, increased unrealized gains on economic hedging activities and the absence of a net loss on the sales of non-wholly-owned nonregulated solar facilities.

Analysis of Consolidated Operations

Presented below are selected amounts related to Dominion Energy's results of operations:

Year Ended December 31,	2022	$ Change	2021	$ Change	2020
(millions)					
Operating revenue	$17,174	$ 3,210	$13,964	$ (208)	$14,172
Electric fuel and other energy-related purchases	3,711	1,343	2,368	125	2,243
Purchased electric capacity	59	(11)	70	17	53
Purchased gas	1,582	499	1,083	194	889
Other operations and maintenance	3,984	250	3,734	49	3,685
Depreciation, depletion and amortization	2,830	352	2,478	146	2,332
Other taxes	923	14	909	38	871
Impairment of assets and other charges	2,063	1,868	195	(1,910)	2,105
Losses (gains) on sales of assets	426	318	108	169	(61)
Earnings from equity method investees	299	23	276	236	40
Other income	124	(1,033)	1,157	464	693
Interest and related charges	966	(388)	1,354	(23)	1,377
Income tax expense	68	(357)	425	342	83
Net income (loss) from discontinued operations including noncontrolling interests	9	(632)	641	2,519	(1,878)
Noncontrolling interests	—	(26)	26	175	(149)

An analysis of Dominion Energy's results of operations follows:

2022 VS. 2021

Operating revenue increased 23%, primarily reflecting:
- A $1.8 billion increase in fuel-related revenue as a result of an increase in commodity costs associated with sales to electric utility retail customers ($1.2 billion) and gas utility customers ($586 million);
- A $505 million increase to recover the costs and an authorized return, as applicable, associated with Virginia Power non-fuel riders;
- The absence of a $356 million decrease for refunds provided to retail electric customers in Virginia associated with the settlement of the 2021 Triennial Review;
- A $290 million net increase associated with market prices affecting Millstone, including economic hedging impacts of net realized and unrealized losses on freestanding derivatives ($6 million);

- The absence of a $151 million decrease from an unbilled revenue reduction at Virginia Power;
- A $67 million increase in sales to utility retail customers associated with growth at electric ($46 million) and gas ($21 million) utilities;
- A $66 million increase from gas utility capital cost riders;
- A $57 million increase in sales to electric utility retail customers from an increase in heating degree days during the heating season ($52 million) and a net increase in cooling degree days during the cooling season ($5 million);
- A $38 million net increase from electric utility customers who elect to pay market-based or other negotiated rates, including settlements of economic hedges at Virginia Power;
- A $38 million increase following the approved base rate case for PSNC;
- A $30 million increase in sales to electric utility retail customers associated with economic and other usage factors;
- A $24 million increase in sales to customers from non-jurisdictional solar generation facilities at Virginia Power; and
- A $20 million increase in non-fuel base rates associated with the settlement in 2021 of the South Carolina electric base rate case.

These increases were partially offset by:
- A $155 million decrease from the sale of non-wholly-owned nonregulated solar facilities;
- A $80 million decrease as a result of the contribution of certain nonregulated gas retail energy contracts to Wrangler;
- A $55 million decrease reflecting a reduction in base rates associated with the settlement of the 2021 Triennial Review;
- A $49 million decrease from the sale of Hope;
- A $26 million decrease from a planned outage at Millstone; and
- A $20 million decrease associated with storm damage primarily from winter storms in Virginia.

Electric fuel and other energy-related purchases increased 57%, primarily due to higher commodity costs for electric utilities ($1.2 billion) and an increase in the use of purchased renewable energy credits at Virginia Power ($58 million), which are offset in operating revenue and do not impact net income.

Purchased gas increased 46%, primarily due to an increase in commodity costs for gas utilities ($586 million), which are offset in operating revenue and do not impact net income, partially offset by cost saving incentives earned under the Wexpro Agreements ($27 million).

Other operations and maintenance increased 7%, primarily reflecting:
- A $84 million increase in certain Virginia Power expenditures which are primarily recovered through state- and FERC-regulated rates and do not impact net income;
- A $51 million increase in storm damage and restoration costs primarily from winter storms in Virginia Power's service territory;
- A $46 million increase in bad debt expense;
- A $46 million increase in materials and supplies expense primarily as a result of higher prices;
- A $42 million increase in outage costs at Millstone ($26 million) and Virginia Power ($16 million); and

- A $21 million increase in outside services.

These increases were partially offset by:
- The absence of a $44 million charge related to a revision in estimated recovery of spent nuclear fuel costs associated with the decommissioning of Kewaunee; and
- A $31 million decrease in merger and integration-related costs associated with the SCANA Combination.

Depreciation, depletion and amortization increased 14%, primarily due to various projects being placed into service ($205 million), an increase for amortization of a regulatory asset established in the settlement of the 2021 Triennial Review ($183 million), and an increase in RGGI-related amortization ($128 million), which except for the suspended period of Rider RGGI is offset in operating revenue and does not impact net income, partially offset by depreciation rates revised in the first quarter of 2022 at Virginia Power ($82 million) and a decrease from the sale of non-wholly-owned nonregulated solar facilities ($45 million).

Impairment of assets and other charges increased $1.9 billion, primarily reflecting:
- A charge associated with the impairment of certain non-regulated solar generation facilities ($1.5 billion);
- The absence of a benefit from the establishment of a regulatory asset associated with the early retirement of certain coal- and oil-fired generating units associated with the settlement of the 2021 Triennial Review ($549 million);
- A charge in connection with a comprehensive settlement agreement for Virginia fuel expenses ($191 million);
- A charge for RGGI compliance costs deemed recovered through base rates at Virginia Power ($180 million);
- Dismantling costs associated with the early retirement of certain electric generation facilities at Virginia Power ($167 million); and
- A charge for the write-off of inventory ($40 million); partially offset by
- The absence of charges associated with the settlement of the South Carolina electric base rate case ($249 million);
- The absence of charges for CCRO benefits provided to retail electric customers in Virginia associated with Virginia Power's 2021 Triennial Review ($188 million);
- A decrease in charges associated with litigation acquired in the SCANA Combination ($97 million);
- The absence of a charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process ($77 million);
- The absence of a charge for corporate office lease termination ($62 million); and
- The absence of a write-off of nonregulated retail software development assets ($20 million).

Losses on sales of assets increased $318 million, primarily due to a loss associated with the sale of Kewaunee ($649 million) and the absence of gains on the sale of nonregulated retail energy marketing assets ($87 million), partially offset by the absence of a net loss on the sales of non-wholly-owned nonregulated solar facilities ($211 million), a gain on the contribution of certain privatization operations to Dominion Privatization ($155 million), a gain on the transfer of certain non-utility and utility property in South Carolina ($20 million) and a gain on the sale of certain utility property in South Carolina ($20 million).

Other income decreased 89%, primarily due to net investment losses in 2022 compared to net investment gains in 2021 on nuclear decommissioning trust funds ($1.1 billion), partially offset by an increase in non-service components of pension and other postretirement employee benefit plan credits ($109 million) and the absence of charges associated with the settlement of the South Carolina electric base rate case ($18 million).

Interest and related charges decreased 29%, primarily due to higher unrealized gains associated with freestanding derivatives ($511 million), higher premiums received on interest rate derivatives ($60 million), a decrease due to junior subordinated note repayments in 2021 ($52 million), benefits associated with the early redemption of certain securities in the third and fourth quarters of 2022 ($35 million) and the absence of charges associated with the early redemption of certain securities in the third quarter of 2021 ($23 million), partially offset by an increase from net debt issuances ($179 million), higher interest rates on commercial paper borrowings ($51 million), higher interest rates on variable rate debt and cash flow interest rate swaps ($29 million) and the absence of a benefit associated with the effective settlement of uncertain tax positions ($21 million).

Income tax expense decreased 84%, primarily due to lower pre-tax income including lower state income tax benefits on pre-tax losses from nuclear decommissioning trusts and economic hedges ($455 million) and higher investment tax credits ($36 million), partially offset by tax expense on the sale of Hope's stock ($90 million) and the absence of benefits from the effective settlement of uncertain tax positions ($38 million) and a state legislative change ($21 million).

Net income from discontinued operations including noncontrolling interests decreased 99%, primarily due to the completion of the sale of the Q-Pipe Group in December 2021.

Noncontrolling interests decreased $26 million, primarily due to the absence of operations in connection with the sale of certain nonregulated solar generating projects held in partnerships.

VIRGINIA POWER

Presented below is a summary of Virginia Power's consolidated results:

Year Ended December 31,	2022	$ Change	2021	$ Change	2020
(millions)					
Net income	$1,215	$(497)	$1,712	$691	$1,021

Overview

2022 VS. 2021

Net income decreased 29%, primarily due to a decrease in net investment earnings on nuclear decommissioning trust funds, a net decrease associated with the impacts of the 2021 Triennial Review, a charge for RGGI compliance costs deemed recovered through base rates, a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses and dismantling costs associated with the early retirement of certain electric generation facilities.

Analysis of Consolidated Operations

Presented below are selected amounts related to Virginia Power's results of operations:

Year Ended December 31,	2022	$ Change	2021	$ Change	2020
(millions)					
Operating revenue	$9,654	$2,184	$7,470	$(293)	$7,763
Electric fuel and other energy-related purchases	2,913	1,178	1,735	99	1,636
Purchased (excess) electric capacity	46	22	24	41	(17)
Other operations and maintenance	2,051	258	1,793	7	1,786
Depreciation and amortization	1,736	372	1,364	112	1,252
Other taxes	303	(23)	326	(1)	327
Impairment of assets and other charges (benefits)	557	826	(269)	(1,362)	1,093
Other income	—	(146)	146	66	80
Interest and related charges	642	108	534	18	516
Income tax expense	191	(206)	397	168	229

An analysis of Virginia Power's results of operations follows:

2022 VS. 2021

Operating revenue increased 29%, primarily reflecting:
- A $1.1 billion increase in fuel-related revenue as a result of a net increase in commodity costs associated with sales to electric utility retail customers;
- A $505 million increase to recover the costs and an authorized return, as applicable, associated with non-fuel riders;
- The absence of a $356 million decrease for refunds provided to retail electric customers in Virginia associated with the settlement of the 2021 Triennial Review;
- The absence of a $151 million decrease from an unbilled revenue reduction;
- A $29 million net increase in sales to retail customers from an increase in heating degree days during the heating season ($47 million), partially offset by a decrease in cooling degree days during the cooling season ($18 million);
- A $26 million increase in sales to electric utility retail customers associated with growth;
- A $24 million increase in sales to customers from non-jurisdictional solar generation facilities; and
- A $19 million net increase from electric utility customers who elect to pay market-based or other negotiated rates, including settlements of economic hedges.

These increases were partially offset by:

- A $55 million decrease reflecting a reduction in base rates associated with the settlement of the 2021 Triennial Review.

Electric fuel and other energy-related purchases increased 68%, primarily due to higher commodity costs for electric utilities ($1.1 billion) and an increase in the use of purchased renewable energy credits ($58 million), which are offset in operating revenue and do not impact net income.

Purchased electric capacity increased 92%, primarily due to an increase in expense related to the annual PJM capacity performance market effective June 2021.

Other operations and maintenance increased 14%, primarily reflecting:

- A $84 million increase in certain expenses which are primarily recovered through state- and FERC-regulated rates and do not impact net income;
- A $51 million increase in storm damage and service restoration costs primarily from winter storms;
- A $28 million increase in bad debt expense;
- A $26 million increase in materials and supplies expense primarily as a result of higher prices;
- A $19 million increase in outside services;
- A $17 million increase in nuclear insurance costs; and
- A $16 million increase in planned outage costs.

Depreciation and amortization increased 27%, primarily due to an increase for amortization of a regulatory asset established in the settlement of the 2021 Triennial Review ($183 million), an increase due to various projects being placed into service ($144 million) and an increase in RGGI-related amortization ($128 million), which except for the suspended period of Rider RGGI is offset in operating revenue and does not impact net income, partially offset by depreciation rates revised in the first quarter of 2022 ($82 million).

Impairment of assets and other charges (benefits) increased $826 million, primarily reflecting:

- The absence of a benefit from the establishment of a regulatory asset associated with the early retirement of certain coal- and oil-fired generating units associated with the settlement of the 2021 Triennial Review ($549 million);
- A charge in connection with a comprehensive settlement agreement for Virginia fuel expenses ($191 million);
- A charge for RGGI compliance costs deemed recovered through base rates ($180 million);
- Dismantling costs associated with the early retirement of certain electric generation facilities ($167 million); and
- A charge for the write-off of inventory ($19 million); partially offset by
- The absence of charges for CCRO benefits provided to retail electric customers in Virginia associated with Virginia Power's 2021 Triennial Review ($188 million); and
- The absence of a charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process ($77 million).

Other income decreased $146 million, primarily due to net investment losses in 2022 compared to net investment gains in 2021 on nuclear decommissioning trust funds.

Interest and related charges increased 20%, primarily due to an increase from net debt issuances in 2022 and 2021 ($60 million), higher interest rates on commercial paper borrowings ($17 million) and an increase in principal and interest rates on intercompany borrowings with Dominion Energy ($14 million).

Income tax expense decreased 52%, primarily due to lower pre-tax income ($182 million) and higher investment tax credits ($66 million), partially offset by the recognition of an intercompany gain related to the transfer and subsequent contribution of existing privatization operations in Virginia to Dominion Privatization ($34 million) and the absence of the benefit from a state legislative change ($16 million).

SEGMENT RESULTS OF OPERATIONS

Segment results include the impact of intersegment revenues and expenses, which may result in intersegment profit or loss. Presented below is a summary of contributions by Dominion Energy's operating segments to net income (loss) attributable to Dominion Energy:

Year Ended December 31,	2022 Net income (loss) attributable to Dominion Energy	EPS[1]	2021 Net income (loss) attributable to Dominion Energy	EPS[1]	2020 Net income (loss) attributable to Dominion Energy	EPS[1]
(millions, except EPS)						
Dominion Energy Virginia	$2,008	$2.44	$1,919	$2.37	$1,891	$2.28
Gas Distribution	697	0.85	600	0.74	560	0.67
Dominion Energy South Carolina	505	0.61	437	0.54	419	0.51
Contracted Assets	335	0.41	431	0.53	402	0.48
Corporate and Other	(2,551)	(3.22)	(99)	(0.20)	(3,673)	(4.51)
Consolidated	$994	$1.09	$3,288	$3.98	$(401)	$(0.57)

(1) Consolidated results are presented on a diluted EPS basis. The dilutive impacts, primarily consisting of potential shares which had not yet been issued, are included within the results of the Corporate and Other segment. EPS contributions for Dominion Energy's operating segments are presented utilizing basic average shares outstanding for the period.

Dominion Energy Virginia

Presented below are operating statistics related to Dominion Energy Virginia's operations:

Year Ended December 31,	2022	% Change	2021	% Change	2020
Electricity delivered (million MWh)	90.0	6%	85.2	2%	83.3
Electricity supplied (million MWh):					
Utility	90.2	5	85.7	(1)	87.0
Non-Jurisdictional	1.5	50	1.0	43	0.7
Degree days (electric distribution and utility service area):					
Cooling	1,765	(1)	1,783	1	1,759
Heating	3,555	11	3,210	8	2,970
Average electric distribution customer accounts (thousands)	2,724	1	2,697	1	2,661

Presented below, on an after-tax basis, are the key factors impacting Dominion Energy Virginia's net income contribution:

2022 VS. 2021

	Increase (Decrease)	
(millions, except EPS)	Amount	EPS
Weather	$ 21	$ 0.03
Customer usage and other factors	25	0.03
Customer-elected rate impacts	13	0.02
Base rate case impacts	(41)	(0.05)
Rider equity return	64	0.08
Storm damage and service restoration	(17)	(0.02)
Planned outage costs	(12)	(0.01)
Depreciation and amortization	19	0.02
Renewable energy investment tax credits	65	0.08
Salaries, wages and benefits & administrative costs	26	0.03
Interest expense, net	(13)	(0.02)
Other	(61)	(0.07)
Share dilution	—	(0.05)
Change in net income contribution	$ 89	$ 0.07

2021 VS. 2020

	Increase (Decrease)	
(millions, except EPS)	Amount	EPS
Weather	$ 44	$ 0.05
Customer usage and other factors	(26)	(0.03)
Customer-elected rate impacts	46	0.06
Rider equity return	41	0.05
Electric capacity	(28)	(0.03)
Outages	(14)	(0.02)
Depreciation and amortization	(18)	(0.02)
Renewable energy investment tax credits	7	0.01
Salaries, wages and benefits & administrative costs	(22)	(0.03)
Other	(2)	(0.01)
Share accretion	—	0.06
Change in net income contribution	$ 28	$ 0.09

Gas Distribution

Presented below are selected operating statistics related to Gas Distribution's operations:

Year Ended December 31,	2022[1]	% Change	2021	% Change	2020
Gas distribution throughput (bcf):					
Sales	194	6%	183	2%	180
Transportation	1,020	5	975	12	868
Heating degree days (gas distribution service area):					
North Carolina	3,009	2	2,947	8	2,734
Ohio and West Virginia	5,514	8	5,121	(1)	5,148
Utah, Wyoming, and Idaho	5,170	6	4,874	(2)	4,973
Average gas distribution customer accounts (thousands):					
Sales	1,944	—	1,935	2	1,897
Transportation	1,131	—	1,131	1	1,123

(1) Includes Hope through August 2022.

Presented below, on an after-tax basis, are the key factors impacting Gas Distribution's net income contribution:

2022 VS. 2021

	Increase (Decrease)	
(millions, except EPS)	Amount	EPS
Weather	$ 4	$ —
Customer usage and other factors	36	0.04
Base rate case impacts	29	0.04
Rider equity return	25	0.03
Wexpro cost saving sharing incentives	21	0.03
Sale of Hope	(11)	(0.01)
Interest expense, net	(16)	(0.02)
Other	9	0.01
Share dilution	—	(0.01)
Change in net income contribution	$ 97	$ 0.11

2021 VS. 2020

	Increase (Decrease)	
(millions, except EPS)	Amount	EPS
Weather	$ —	$ —
Customer usage and other factors	24	0.03
Base rate case impacts	7	0.01
Rider equity return	40	0.05
Salaries, wages and benefits & administrative costs	(8)	(0.01)
Interest expense, net	12	0.01
Other	(35)	(0.04)
Share accretion	—	0.02
Change in net income contribution	$ 40	$ 0.07

Dominion Energy South Carolina

Presented below are selected operating statistics related to Dominion Energy South Carolina's operations:

Year Ended December 31,	2022	% Change	2021	% Change	2020
Electricity delivered (million MWh)	23.0	3%	22.4	1%	22.1
Electricity supplied (million MWh)	24.1	3	23.5	2	23.0
Degree days (electric and gas distribution service areas):					
Cooling	767	(11)	859	8	794
Heating	1,294	1	1,280	19	1,074
Average electric distribution customer accounts (thousands)	777	1	766	2	753
Gas distribution throughput (bcf):					
Sales	68	(6)	72	9	66
Average gas distribution customer accounts (thousands)	427	4	412	3	399

Presented below, on an after-tax basis, are the key factors impacting Dominion Energy South Carolina's net income contribution:

2022 VS. 2021

	Increase (Decrease)	
	Amount	EPS
(millions, except EPS)		
Weather	$ 21	$ 0.03
Customer usage and other factors	38	0.05
Customer-elected rate impacts	14	0.02
Base rate case & Natural Gas Rate Stabilization Act impacts	22	0.03
Capital cost rider	(8)	(0.01)
Gains on sales of property	17	0.02
Depreciation and amortization	(15)	(0.02)
Interest expense, net	(16)	(0.02)
Other	(5)	(0.02)
Share dilution	—	(0.01)
Change in net income contribution	$ 68	$ 0.07

2021 VS. 2020

	Increase (Decrease)	
	Amount	EPS
(millions, except EPS)		
Weather	$ (6)	$(0.01)
Customer usage and other factors	34	0.04
Customer-elected rate impacts	10	0.01
Base rate case & Natural Gas Rate Stabilization Act impacts	13	0.02
Capital cost rider	(6)	(0.01)
Depreciation and amortization	(9)	(0.01)
Interest expense, net	7	0.01
Salaries, wages and benefits & administrative costs	(46)	(0.06)
Other	21	0.02
Share accretion	—	0.02
Change in net income contribution	$ 18	$ 0.03

Contracted Assets

Presented below are selected operating statistics related to Contracted Asset's operations:

Year Ended December 31,	2022	% Change	2021	% Change	2020
Electricity supplied (million MWh)	17.8	(14)%	20.8	8%	19.3

Presented below, on an after-tax basis, are the key factors impacting Contracted Asset's net income contribution:

2022 VS. 2021

	Increase (Decrease)	
	Amount	EPS
(millions, except EPS)		
Margin[1]	$ 11	$ 0.01
Sale of non-wholly-owned nonregulated solar facilities	(20)	(0.02)
Planned outage costs	(19)	(0.02)
Renewable energy investment tax credits	(29)	(0.04)
Interest expense, net	(50)	(0.06)
Other	11	0.02
Share dilution	—	(0.01)
Change in net income contribution	$(96)	$(0.12)

(1) *Includes earnings associated with a 50% noncontrolling interest in Cove Point.*

2021 VS. 2020

	Increase (Decrease)	
	Amount	EPS
(millions, except EPS)		
Margin[1]	$ 28	$ 0.03
Planned outage costs	33	0.04
Renewable energy investment tax credits	(43)	(0.05)
Absence of contract associated with Fowler Ridge	14	0.02
Other	(3)	—
Share accretion	—	0.01
Change in net income contribution	$ 29	$ 0.05

(1) *Includes earnings associated with a 50% noncontrolling interest in Cove Point.*

Corporate and Other

Presented below are the Corporate and Other segment's after-tax results:

Year Ended December 31,	2022	2021	2020
(millions, except EPS)			
Specific items attributable to operating segments	$(2,777)	$ (493)	$(1,241)
Specific items attributable to Corporate and Other segment	266	590	(2,166)
Total specific items	(2,511)	97	(3,407)
Other corporate operations:			
Interest expense, net	(329)	(410)	(384)
Other	289	214	118
Total other corporate operations	(40)	(196)	(266)
Total net expense	(2,551)	(99)	(3,673)
EPS impact	$ (3.22)	$(0.20)	$ (4.51)

Corporate and Other includes specific items attributable to Dominion Energy's primary operating segments that are not included in profit measures evaluated by executive management in assessing the segments' performance or in allocating resources. See Note 26 to the Consolidated Financial Statements for discussion of these items in more detail. Corporate and Other also includes specific items attributable to the Corporate and Other segment. In 2022, this primarily included a $255 million after-tax benefit for derivative mark-to-market changes. In 2021, this primarily included $641 million of net income from discontinued operations, primarily associated with the Q-Pipe Group, a $64 million after-tax benefit for derivative mark-to-market changes, $62 million of after-tax charges for workplace realignment, primarily related to a corporate office lease termination, and $32 million of after-tax charges for merger and integration-related costs associated with the SCANA Combination. In 2020, this primarily included $2.2 billion of after-tax loss associated with discontinued operations, including the results of operations of the entities included in the GT&S and Q-Pipe Transactions as well as charges associated with the cancellation of the Atlantic Coast Pipeline Project, $82 million of after-tax charges for merger and integration-related costs associated with the SCANA Combination, a $78 million after-tax benefit of derivative mark-to-market changes and a $69 million tax benefit associated with the GT&S Transaction.

Outlook

Dominion Energy's 2023 net income is expected to increase on a per share basis as compared to 2022 primarily from the following:

- The absence of a charge associated with the impairment of certain nonregulated solar generation facilities;
- The absence of losses associated with the sale of Kewaunee;
- The absence of charges for certain Virginia Power RGGI compliance costs deemed recovered through base rates;
- The absence of a charge in connection with a comprehensive settlement agreement associated with Virginia fuel expenses; and
- Construction and operation of growth projects in electric utility and gas distribution operations.

These increases are expected to be partially offset by the following:

- A decrease in investment tax credits associated with non-regulated solar generation facilities;
- An increase in interest expense;
- An increase in planned outage days at Millstone; and
- An increase in depreciation and amortization expense.

Liquidity And Capital Resources

Dominion Energy depends on both cash generated from operations and external sources of liquidity to provide working capital and as a bridge to long-term financings. Dominion Energy's material cash requirements include capital and investment expenditures, repaying short-term and long-term debt obligations and paying dividends on its common and preferred stock.

Analysis of Cash Flows

Presented below are selected amounts related to Dominion Energy's cash flows:

Year Ended December 31,	2022	2021	2020
(millions)			
Cash, restricted cash and equivalents at beginning of year	$ 408	$ 247	$ 269
Cash flows provided by (used in):			
Operating activities	3,700	4,037	5,227
Investing activities	(6,746)	(6,247)	(2,916)
Financing activities	2,979	2,371	(2,333)
Net increase (decrease) in cash, restricted cash and equivalents	(67)	161	(22)
Cash, restricted cash and equivalents at end of year	$ 341	$ 408	$ 247

Operating Cash Flows

Net cash provided by Dominion Energy's operating activities decreased $337 million, inclusive of a $201 million decrease from discontinued operations. Net cash provided by continuing operations decreased $136 million, primarily due to lower deferred fuel cost recoveries ($1.1 billion), current year refund payments to Virginia electric customers associated with the settlement of the 2021 Triennial Review ($319 million) and changes in working capital ($628 million), partially offset by lower margin deposits ($862 million) and an increase of $1.0 billion primarily as the result of higher operating cash flows from electric utility and gas distribution operations driven by riders, customer usage and other factors.

Investing Cash Flows

Net cash used in Dominion Energy's investing activities increased $499 million, primarily due to an increase in plant construction and other property additions ($1.6 billion) and the absence of proceeds from the sale of Q-Pipe Group ($1.5 billion) and the sale of non-wholly-owned nonregulated solar facilities ($495 million), partially offset by the absence of the repayment of the Q-Pipe Transaction deposit ($1.3 billion), a decrease in contributions to equity method affiliates including Atlantic Coast Pipeline ($978 million) and net proceeds from the sale of Hope ($727 million).

Financing Cash Flows

Net cash provided by Dominion Energy's financing activities increased $608 million primarily due to settlement of the stock purchase contract component of the 2019 Equity Units ($1.6 billion), higher net issuances of long-term debt ($927 million) and higher net supplemental credit facility borrowings ($450 million), partially offset by the redemption of the Series A Preferred Stock ($1.6 billion) in 2022 and the absence of the issuance of Series C Preferred Stock ($742 million) in 2021.

Credit Facilities and Short-Term Debt

Dominion Energy generally uses proceeds from short-term borrowings, including commercial paper, to satisfy short-term cash requirements not met through cash from operations. The levels of borrowing may vary significantly during the course of the year, depending on the timing and amount of cash requirements not satisfied by cash from operations. A description of Dominion Energy's primary available sources of short-term liquidity follows.

Joint Revolving Credit Facility

Dominion Energy maintains a $6.0 billion joint revolving credit facility which provides for a discount in the pricing of certain annual fees and amounts borrowed by Dominion Energy under the facility if Dominion Energy achieves certain annual renewable electric generation and diversity and inclusion objectives.

Dominion Energy's commercial paper and letters of credit outstanding, as well as capacity available under its credit facility were as follows:

	Facility Limit	Outstanding Commercial Paper[1]	Outstanding Letters of Credit	Facility Capacity Available
(millions)				
At December 31, 2022				
Joint revolving credit facility[2]	$6,000	$3,076	$202	$2,722

(1) The weighted-average interest rate of the outstanding commercial paper supported by Dominion Energy's credit facility was 4.73% at December 31, 2022.

(2) This credit facility matures in June 2026, with the potential to be extended by the borrowers to June 2028, and can be used by the borrowers under the credit facility to support bank borrowings and the issuance of commercial paper, as well as to support up to a combined $2.0 billion of letters of credit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Continued

Dominion Energy Reliability Investment^{SM} Program

Dominion Energy has an effective registration statement with the SEC for the sale of up to $3.0 billion of variable denomination floating rate demand notes, called Dominion Energy Reliability Investment^{SM}. The registration limits the principal amount that may be outstanding at any one time to $1.0 billion. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Dominion Energy Reliability Investment Committee, or its designee, on a weekly basis. The notes have no stated maturity date, are non-transferable and may be redeemed in whole or in part by Dominion Energy or at the investor's option at any time. At December 31, 2022, Dominion Energy's Consolidated Balance Sheets include $347 million presented within short-term debt, with a weighted-average interest rate of 4.24%. The proceeds are used for general corporate purposes and to repay debt.

Other Facilities

In addition to the primary sources of short-term liquidity discussed above, from time to time Dominion Energy enters into separate supplementary credit facilities or term loans as discussed in Note 17 to the Consolidated Financial Statements.

In January 2023, Dominion Energy entered into a $2.5 billion 364-Day term loan facility which bears interest at a variable rate and will mature in January 2024 with the proceeds to be used to repay existing long-term debt and short-term debt upon maturity and for other general corporate purposes. Concurrently, Dominion Energy borrowed an initial $1.0 billion with the proceeds used to repay long-term debt. Dominion Energy may make up to two additional borrowings under this agreement through March 31, 2023, at which point any unused capacity will cease to be available to Dominion Energy.

Long-Term Debt

Sustainability Revolving Credit Facility

Dominion Energy maintains a $900 million Sustainability Revolving Credit Facility which matures in 2024 and bears interest at a variable rate. The facility offers a reduced interest rate margin with respect to borrowed amounts allocated to certain environmental sustainability or social investment initiatives. In May 2022, Dominion Energy borrowed $900 million with the proceeds used to support environmental sustainability and social investment initiatives ($450 million) and for general corporate purposes ($450 million). In June 2022, Dominion Energy repaid $450 million borrowed for general corporate purposes. At December 31, 2022, Dominion Energy had $450 million outstanding under this supplemental credit facility.

Issuances and Borrowings of Long-Term Debt

During 2022, Dominion Energy issued or borrowed the following long-term debt. Unless otherwise noted, the proceeds were used for the repayment of existing long-term indebtedness and for general corporate purposes.

Month	Type	Public /Private	Entity	Principal	Rate	Stated Maturity
				(millions)		
January	Senior notes	Public	Virginia Power	$ 600	2.400%	2032
January	Senior notes	Public	Virginia Power	400	2.950%	2051
May	Senior notes	Public	Virginia Power	600	3.750%	2027
May	Senior notes	Public	Virginia Power	600	4.625%	2052
August	Senior notes	Public	Dominion Energy	400	4.350%	2032
August	Senior notes	Public	Dominion Energy	600	4.850%	2052
August	Senior notes	Private	Questar Gas	125	4.390%	2032
August	Senior notes	Private	Questar Gas	125	4.700%	2052
November	Senior notes	Public	Dominion Energy	850	5.375%	2032
December	Senior notes	Private	East Ohio	250	6.190%	2032
December	Senior notes	Private	East Ohio	250	6.380%	2052
Total issuances and borrowings				$ 4,800		

Dominion Energy currently meets the definition of a well-known seasoned issuer under SEC rules governing the registration, communications and offering processes under the Securities Act of 1933, as amended. The rules provide for a streamlined shelf registration process to provide registrants with timely access to capital. This allows Dominion Energy to use automatic shelf registration statements to register any offering of securities, other than those for exchange offers or business combination transactions.

As the comprehensive business review announced in November 2022 is still in progress, Dominion Energy is uncertain as to the amount of long-term debt it anticipates issuing in 2023. Dominion Energy expects to issue long-term debt to satisfy cash needs for capital expenditures and maturing long-term debt to the extent such amounts are not satisfied from cash available from operations following the payment of dividends and any borrowings made from unused capacity of Dominion Energy's credit facilities discussed above. The raising of external capital is subject to certain regulatory requirements, including registration with the SEC for certain issuances.

Repayments, Repurchases and Redemptions of Long-Term Debt

Dominion Energy may from time to time reduce its outstanding debt and level of interest expense through redemption of debt securities prior to maturity or repurchases of debt securities in the open market, in privately negotiated transactions, through tender offers or otherwise.

The following long-term debt was repaid, repurchased or redeemed in 2022:

Month	Type	Entity	Principal [1]	Rate	Stated Maturity
			(millions)		
Debt scheduled to mature in 2022			$ 806	various	
Early repurchases & redemptions					
July	Senior notes	Dominion Energy	5	4.250%	2028
Multiple	Senior notes	Dominion Energy	147	2.250%	2031
Multiple	Senior notes	Dominion Energy	35	3.300%	2041
Multiple	Senior notes	Dominion Energy	37	1.450%	2026
Multiple	Senior notes	Dominion Energy	9	4.700%	2044
Multiple	Senior notes	Dominion Energy	30	4.600%	2049
Total repayments, repurchases and redemptions			$ 1,069		

(1) Total amount redeemed prior to maturity includes remaining outstanding principal plus accrued interest.

See Note 18 to the Consolidated Financial Statements for additional information regarding scheduled maturities and other cancellations of Dominion Energy's long-term debt, including related average interest rates.

Remarketing of Long-Term Debt

In April 2022, Virginia Power remarketed two series of tax-exempt bonds, with an aggregate outstanding principal of approximately $138 million to new investors. Both bonds will bear interest at a coupon of 1.65% until May 2024, after which they will bear interest at a market rate to be determined at that time.

In October 2022, Dominion Energy remarketed its $27 million Peninsula Ports Authority of Virginia Coal Terminal Revenue Refunding Bonds, Series 2003 due in 2033 to new investors. The bonds will bear interest at a coupon rate of 3.80% until October 2024, after which they will bear interest at a market rate to be determined at that time.

In 2023, Dominion Energy expects to remarket approximately $160 million of its tax-exempt bonds.

Credit Ratings

Dominion Energy's credit ratings affect its liquidity, cost of borrowing under credit facilities and collateral posting requirements under commodity contracts, as well as the rates at which it is able to offer its debt securities. The credit ratings for Dominion Energy are affected by its financial profile, mix of regulated and nonregulated businesses and respective cash flows, changes in methodologies used by the rating agencies and event risk, if applicable, such as major acquisitions or dispositions.

Credit ratings and outlooks as of February 17, 2023 are as follows:

	Fitch	Moody's	Standard & Poor's
Dominion Energy			
Issuer	**BBB+**	**Baa2**	**BBB+**
Senior unsecured debt securities	**BBB+**	**Baa2**	**BBB**
Junior subordinated notes	**BBB**	**Baa3**	**BBB**
Enhanced junior subordinated notes	**BBB-**	**Baa3**	**BBB-**
Preferred stock	**BBB-**	**Ba1**	**BBB-**
Commercial paper	**F2**	**P-2**	**A-2**
Outlook	**Stable**	**Stable**	**Stable**

A credit rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Ratings are subject to revision or withdrawal at any time by the applicable rating organization.

Financial Covenants

As part of borrowing funds and issuing both short-term and long-term debt or preferred securities, Dominion Energy must enter into enabling agreements. These agreements contain customary covenants that, in the event of default, could result in the acceleration of principal and interest payments; restrictions on distributions related to capital stock, including dividends, redemptions, repurchases, liquidation payments or guarantee payments; and in some cases, the termination of credit commitments unless a waiver of such requirements is agreed to by the lenders/security holders. These provisions are customary, with each agreement specifying which covenants apply. These provisions are not necessarily unique to Dominion Energy.

Dominion Energy is required to pay annual commitment fees to maintain its joint revolving credit facility. In addition, the credit agreement contains various terms and conditions that could affect Dominion Energy's ability to borrow under the facility. They include a maximum debt to total capital ratio, which is also included in Dominion Energy's Sustainability Revolving Credit Agreement entered into in 2021 and 364-Day term loan facility entered into in January 2023, and cross-default provisions.

As of December 31, 2022, the calculated total debt to total capital ratio, pursuant to the terms of the agreements, was as follows:

Company	Maximum Allowed Ratio	Actual Ratio[1]
Dominion Energy	**67.5%**	**59.7%**

(1) Indebtedness as defined by the agreements excludes certain junior subordinated notes reflected as long-term debt as well as AOCI reflected as equity in the Consolidated Balance Sheets. Capital is inclusive of preferred stock whether classified as equity or mezzanine equity.

If Dominion Energy or any of its material subsidiaries fails to make payment on various debt obligations in excess of $100 million, the lenders could require the defaulting company, if it is a borrower under Dominion Energy's joint revolving credit facility, to accelerate its repayment of any outstanding borrowings and the lenders could terminate their commitments, if any, to lend funds to that company under the credit facility. In addition, if the defaulting company is Virginia Power, Dominion Energy's obligations to repay any outstanding borrowing under the credit facility could also be accelerated and the lenders' commitments to Dominion Energy could terminate.

Dominion Energy monitors compliance with these covenants on a regular basis in order to ensure that events of default will not occur. As of December 31, 2022, there have been no events of default under Dominion Energy's covenants.

Common Stock, Preferred Stock and Other Equity Securities

Issuances of Equity Securities

Dominion Energy maintains Dominion Energy Direct® and a number of employee savings plans through which contributions may be invested in Dominion Energy's common stock. These shares may either be newly issued or purchased on the open market with proceeds contributed to these plans. In 2021, Dominion Energy began issuing new shares of common stock for these direct stock purchase plans. During 2022, Dominion Energy issued 2.4 million of such shares and received proceeds of $179 million.

Dominion Energy also maintains sales agency agreements to effect sales under an at-the-market program. Under the sales agency agreements, Dominion Energy may, from time to time, offer and sell shares of its common stock through the sales agents or enter into one or more forward sale agreements with respect to shares of its common stock. Sales by Dominion Energy through the sales agents or by forward sellers pursuant to a forward sale agreement cannot exceed $1.0 billion in the aggregate. In November 2021, Dominion Energy entered forward sale agreements for approximately 1.1 million shares of its common stock to be settled by November 2022 at an initial forward price of $74.66 per share. Except in certain circumstances, Dominion Energy could have elected physical, cash or net settlement of the forward sale agreements. In November 2022, Dominion Energy provided notice to elect physical settlement of the forward sale agreements and in December 2022 received total proceeds of $78 million.

In addition, Dominion Energy issued shares of its common and preferred stock, as discussed in Notes 19 and 20 to the Consolidated Financial Statements, respectively, as follows:

• In May 2022, Dominion Energy issued 0.9 million shares of its common stock, valued at $72 million, to partially satisfy DESC's remaining obligation under a settlement agreement with the SCDOR discussed in Note 23 to the Consolidated Financial Statements.

• In June 2022, Dominion Energy issued 0.4 million shares of its common stock, valued at $30 million, to partially satisfy its obligation under a settlement agreement for the State Court Merger Case discussed in Note 23 to the Consolidated Financial Statements.

• In June 2022, Dominion Energy issued 19.4 million shares to settle the stock purchase contract component of the 2019 Equity Units and received proceeds of $1.6 billion. See Note 19 to the Consolidated Financial Statements for additional information.

As the comprehensive business review announced in November 2022 is still in progress, Dominion Energy is uncertain as to the amount of common stock that it anticipates issuing in 2023, including through its at-the-market program. However, Dominion Energy anticipates raising similar amounts of capital through Dominion Energy Direct® in 2023 compared to 2022 and 2021. The raising of external capital is subject to certain regulatory requirements, including registration with the SEC for certain issuances.

Repurchases of Equity Securities

In November 2020, the Board of Directors authorized the repurchase of up to $1.0 billion of Dominion Energy's common stock. This repurchase program does not include a specific time-table or price or volume targets and may be modified, suspended or terminated at any time. Shares may be purchased through open market or privately negotiated transactions or otherwise at the discretion of management subject to prevailing market conditions, applicable securities laws and other factors. At December 31, 2022, Dominion Energy had $920 million of available capacity under this authorization.

Dominion Energy does not plan to repurchase shares of common stock in 2023, except for shares tendered by employees to satisfy tax withholding obligations on vested restricted stock, which does not impact the available capacity under its stock repurchase authorization.

In September 2022, Dominion Energy redeemed all outstanding shares of Series A Preferred Stock for $1.6 billion.

Capital Expenditures

See Note 26 to the Consolidated Financial Statements for Dominion Energy's historical capital expenditures by segment. Dominion Energy included its total annual planned capital expenditures by each segment for 2022 through 2026 in Item 7. MD&A in the Companies' Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022. As disclosed therein, Dominion Energy's total planned capital expenditures were $10.3 billion for 2023, $10.7 billion for 2024, $10.6 billion for 2025 and $7.7 billion for 2026 based on a capital expenditures plan reviewed and endorsed by Dominion Energy's Board of Directors in December 2021. As a result of the comprehensive business review announced in November 2022, Dominion Energy has not completed an update to its previous plan and, as discussed in *Future Issues and Other Matters,* the implementation of the recommendations could result in a material adjustment to capital allocations. Currently, Dominion Energy expects the total planned capital expenditures for 2023 to be substantially consistent with the previously disclosed amount. In addition, Dominion Energy expects its next capital expenditures plan to reflect an acceleration of electric transmission projects within Dominion Energy Virginia to serve the rapidly growing data center customer demand and a decreased investment in new nonregulated solar generation facilities within Contracted Assets.

Dominion Energy's planned growth expenditures are subject to approval by the Board of Directors as well as potentially by regulatory bodies based on the individual project and are expected to include significant investments in support of its clean energy profile. See *Dominion Energy Virginia, Gas Distribution, Dominion Energy South Carolina* and *Contracted Assets* in Item 1. Business for additional discussion of various significant capital projects currently under development. The estimates disclosed above are subject to continuing review and adjustment and actual capital expenditures may vary from these estimates. Dominion Energy may also choose to postpone or cancel certain planned capital expenditures in order to mitigate the need for future debt financings and equity issuances.

Dividends

Dominion Energy believes that its operations provide a stable source of cash flow to contribute to planned levels of capital expenditures and maintain or grow the dividend on common shares. In December 2022, Dominion Energy's Board of Directors established an annual dividend rate for 2023 of $2.67 per share of common stock, consistent with the 2022 rate. Dividends are subject to declaration by the Board of Directors. In February 2023, Dominion Energy's Board of Directors declared dividends payable in March 2023 of 66.75 cents per share of common stock.

See Note 19 to the Consolidated Financial Statements for a discussion of Dominion Energy's outstanding preferred stock and associated dividend rates.

Subsidiary Dividend Restrictions

Certain of Dominion Energy's subsidiaries may, from time to time, be subject to certain restrictions imposed by regulators or financing arrangements on their ability to pay dividends, or to advance or repay funds, to Dominion Energy. At December 31, 2022, these restrictions did not have a significant impact on Dominion Energy's ability to pay dividends on its common or preferred stock or meet its other cash obligations.

See Note 21 to the Consolidated Financial Statements for a description of such restrictions and any other restrictions on Dominion Energy's ability to pay dividends.

Collateral and Credit Risk

Collateral requirements are impacted by commodity prices, hedging levels, Dominion Energy's credit ratings and the credit quality of its counterparties. In connection with commodity hedging activities, Dominion Energy is required to provide collateral to counterparties under some circumstances. Under certain collateral arrangements, Dominion Energy may satisfy these requirements by electing to either deposit cash, post letters of credit or, in some cases, utilize other forms of security. From time to time, Dominion Energy may vary the form of collateral provided to counterparties after weighing the costs and benefits of various factors associated with the different forms of collateral. These factors include short-term borrowing and short-term investment rates, the spread over these short-term rates at which Dominion Energy can issue commercial paper, balance sheet impacts, the costs and fees of alternative collateral postings with these and other counterparties and overall liquidity management objectives.

Dominion Energy's exposure to potential concentrations of credit risk results primarily from its energy marketing and price risk management activities. Presented below is a summary of Dominion Energy's credit exposure as of December 31, 2022 for these activities. Gross credit exposure for each counterparty is calculated as outstanding receivables plus any unrealized on- or off-balance sheet exposure, taking into account contractual netting rights.

	Gross Credit Exposure	Credit Collateral	Net Credit Exposure
(millions)			
Investment grade[1]	$191	$—	$191
Non-Investment grade[2]	37	20	17
No external ratings:			
Internally rated—investment grade[3]	58	—	58
Internally rated—non-investment grade[4]	28	13	15
Total	$ 314	$ 33	$ 281

(1) Designations as investment grade are based upon minimum credit ratings assigned by Moody's and Standard & Poor's. The five largest counterparty exposures, combined, for this category represented approximately 51% of the total net credit exposure.
(2) The five largest counterparty exposures, combined, for this category represented approximately 6% of the total net credit exposure.
(3) The five largest counterparty exposures, combined, for this category represented approximately 21% of the total net credit exposure.
(4) The five largest counterparty exposures, combined, for this category represented approximately 3% of the total net credit exposure.

Fuel and Other Purchase Commitments

Dominion Energy is party to various contracts for fuel and purchased power commitments related to both its regulated and nonregulated operations. Total estimated costs for such commitments at December 31, 2022 are presented in the table below. These costs represent estimated minimum obligations for various purchased power and capacity agreements and actual costs may differ from amounts presented below depending on actual quantities purchased and prices paid.

	2023	2024	2025	2026	2027	Total
(millions)						
Purchased electric capacity for utility operations	$ 71	$ 70	$ 70	$ 72	$ 73	$ 356
Fuel commitments for utility operations	1,669	995	599	185	184	3,632
Fuel commitments for nonregulated operations	198	133	46	37	50	464
Pipeline transportation and storage	668	587	489	427	376	2,547
Total	$2,606	$1,785	$1,204	$721	$683	$6,999

Other Material Cash Requirements

In addition to the financing arrangements discussed above, Dominion Energy is party to numerous contracts and arrangements obligating it to make cash payments in future years. Dominion Energy expects current liabilities to be paid within the next twelve months. In addition to the items already discussed, the following represent material expected cash requirements recorded on Dominion Energy's Consolidated Balance Sheets at December 31, 2022. Such obligations include:

- Operating and financing lease obligations—See Note 15 to the Consolidated Financial Statements;
- Regulatory liabilities—See Note 12 to the Consolidated Financial Statements;
- AROs—See Note 14 to the Consolidated Financial Statements;

- Employee benefit plan obligations—See Note 22 to the Consolidated Financial Statements; and
- Charitable commitments—See Note 23 to the Consolidated Financial Statements.

In addition, Dominion Energy is party to contracts and arrangements which may require it to make material cash payments in future years that are not recorded on its Consolidated Balance Sheets. Such obligations include:

- Off-balance sheet leasing arrangements—See Note 15 to the Consolidated Financial Statements; and
- Guarantees—See Note 23 to the Consolidated Financial Statements.

FUTURE ISSUES AND OTHER MATTERS

See Item 1. Business and Notes 13 and 23 to the Consolidated Financial Statements for additional information on various environmental, regulatory, legal and other matters that may impact future results of operations, financial condition and/or cash flows.

Business Review

In November 2022, Dominion Energy announced the commencement of a business review of value-maximizing strategic business actions, alternatives to its current business mix and capital allocation and regulatory options which may assist customers to manage costs and provide greater predictability to its long-term, state-regulated utility value proposition. While the ultimate impacts cannot be estimated until the review is completed, which is expected in 2023, implementation of recommendations resulting from the business review could have a material impact on Dominion Energy's future results of operations, financial condition and/or cash flows.

Potential Virginia Legislation

The 2023 General Assembly session in Virginia has included several proposals which, if ultimately enacted into law, could have a material impact on Virginia Power's retail base rates and other cost-recovery mechanisms. Items under consideration include the frequency of base rate reviews, eliminating CCROs, shifting recovery of certain costs currently recovered through riders into base rates and adjusting the parameters for determining an acceptable ROE and revenue sharing. Other topics include securitization of deferred fuel costs, offshore wind financing and small modular reactors. As the legislative process remains underway, Dominion Energy is unable to estimate the potential financial statement impacts related to matters currently under consideration by the Virginia General Assembly, but there could be a material impact to its results of operations, financial condition and/or cash flows.

Future Environmental Regulations

Climate Change

The federal government and several states in which Dominion Energy operates have announced a commitment to achieving carbon reduction goals. In February 2021, the U.S. rejoined the Paris Agreement, which establishes a universal framework for addressing GHG emissions. States may also enact legislation relating to climate change matters such as the reduction of GHG emissions and renewable energy portfolio standards, similar to the

VCEA. To the extent legislation is enacted at the federal or state level that is more restrictive than the VCEA and/or Dominion Energy's commitment to achieving net zero emissions by 2050, compliance with such legislation could have a material impact to Dominion Energy's financial condition and/or cash flows.

State Actions Related to Air and GHG Emissions

In August 2017, the Ozone Transport Commission released a draft model rule for control of NO_X emissions from natural gas pipeline compressor fuel-fire prime movers. States within the ozone transport region, including states in which Dominion Energy has natural gas operations, are expected to develop reasonably achievable control technology rules for existing sources based on the Ozone Transport Commission model rule. States outside of the Ozone Transport Commission may also consider the model rules in setting new reasonably achievable control technology standards. Several states in which Dominion Energy operates, including Virginia and Ohio, are developing or have announced plans to develop state-specific regulations to control GHG emissions, including methane. Dominion Energy cannot currently estimate the potential financial statement impacts related to these matters, but there could be a material impact to its financial condition and/or cash flows.

Inflation Reduction Act

The IRA includes provisions which impose an annual fee for waste methane emissions from the oil and natural gas industry beginning with emissions reported in calendar year 2024 to the extent that an entity's emissions exceed a stated threshold, with implementation to be addressed by future rulemaking by the EPA. Pending the completion of such rulemaking, Dominion Energy currently does not expect these provisions to materially affect its future results of operations, financial condition and/or cash flows.

PHMSA Regulation

The most recent reauthorization of PHMSA included new provisions on historical records research, maximum-allowed operating pressure validation, use of automated or remote-controlled valves on new or replaced lines, increased civil penalties and evaluation of expanding integrity management beyond high-consequence areas. PHMSA has not yet issued new rulemaking on most of these items.

Dodd-Frank Act

The CEA, as amended by Title VII of the Dodd-Frank Act, requires certain over-the-counter derivatives, or swaps, to be cleared through a derivatives clearing organization and, if the swap is subject to a clearing requirement, to be executed on a designated contract market or swap execution facility. Non-financial entities that use swaps to hedge or mitigate commercial risk may elect the end-user exception to the CEA's clearing requirements. Dominion Energy utilizes the end-user exception with respect to its swaps. If, as a result of changes to the rule-making process, Dominion Energy can no longer utilize the end-user exception or otherwise becomes subject to mandatory clearing, exchange trading or margin requirements, it could be subject to higher costs due to decreased market liquidity or increased margin payments. In addition, Dominion Energy's swap dealer counterparties may attempt to pass-through additional trading costs in connection with changes to the rulemaking process. Due to the evolving rulemaking process, Dominion Energy is currently unable to assess the potential impact of the Dodd-Frank Act's derivative-related provisions on its financial condition, results of operations or cash flows.

North Anna

Virginia Power is considering the construction of a third nuclear unit at a site located at North Anna. If Virginia Power decides to build a new unit, it would require a Combined Construction Permit and Operating License from the NRC, approval of the Virginia Commission and certain environmental permits and other approvals. In June 2017, the NRC issued the Combined Construction Permit and Operating License. Virginia Power has not yet committed to building a new nuclear unit at North Anna.

Federal Income Tax Laws

Inflation Reduction Act

The IRA imposes a 15% alternative minimum tax on GAAP net income, as adjusted for certain items, of corporations in excess of $1 billion, for tax years beginning after December 31, 2022. Entities that are subject to the alternative minimum tax may use tax credits to reduce the liability by up to 75% and will receive a tax credit carryforward with an indefinite life that can be claimed against the regular tax in future years. Pending additional guidance, the alternative minimum tax is not expected to have an effect on the assessment of the realizability of Dominion Energy's deferred tax assets or a material impact on Dominion Energy's future results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The matters discussed in this Item may contain "forward-looking statements" as described in the introductory paragraphs of Item 7. MD&A. The reader's attention is directed to those paragraphs and Item 1A. Risk Factors for discussion of various risks and uncertainties that may impact the Companies.

MARKET RISK SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

The Companies' financial instruments, commodity contracts and related financial derivative instruments are exposed to potential losses due to adverse changes in commodity prices, interest rates and equity security prices as described below. Commodity price risk is present in the Companies' electric operations and Dominion Energy's natural gas procurement and marketing operations due to the exposure to market shifts in prices received and paid for electricity, natural gas and other commodities. The Companies use commodity derivative contracts to manage price risk exposures for these operations. Interest rate risk is generally related to their outstanding debt and future issuances of debt. In addition, the Companies are exposed to investment price risk through various portfolios of equity and debt securities. The Companies' exposure to foreign currency exchange rate risk is

related to certain fixed price contracts associated with the CVOW Commercial Project which it manages through foreign currency exchange rate derivatives. The contracts include services denominated in currencies other than the U.S. dollar for approximately €2.6 billion and 5.1 billion kr. In addition, certain of the fixed price contracts, approximately €0.7 billion, contain commodity indexing provisions linked to steel.

The following sensitivity analysis estimates the potential loss of future earnings or fair value from market risk sensitive instruments over a selected time period due to a 10% change in commodity prices or interest rates.

Commodity Price Risk

To manage price risk, the Companies hold commodity-based derivative instruments held for non-trading purposes associated with purchases and sales of electricity, natural gas and other energy-related products.

The derivatives used to manage commodity price risk are executed within established policies and procedures and may include instruments such as futures, forwards, swaps, options and FTRs that are sensitive to changes in the related commodity prices. For sensitivity analysis purposes, the hypothetical change in market prices of commodity-based derivative instruments is determined based on models that consider the market prices of commodities in future periods, the volatility of the market prices in each period, as well as the time value factors of the derivative instruments. Prices and volatility are principally determined based on observable market prices.

A hypothetical 10% increase in commodity prices would have resulted in a decrease of $52 million and $16 million in the fair value of Dominion Energy's commodity-based derivative instruments as of December 31, 2022 and 2021, respectively.

A hypothetical 10% increase in commodity prices would have resulted in a decrease of $25 million and $6 million in the fair value of Virginia Power's commodity-based derivative instruments as of December 31, 2022 and 2021, respectively.

The impact of a change in energy commodity prices on the Companies' commodity-based derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net losses from commodity-based financial derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction, such as revenue from physical sales of the commodity.

Interest Rate Risk

The Companies manage their interest rate risk exposure predominantly by maintaining a balance of fixed and variable rate debt. They also enter into interest rate sensitive derivatives, including interest rate swaps and interest rate lock agreements. For variable rate debt outstanding for Dominion Energy, a hypothetical 10% increase in market interest rates would result in a $37 million and $6 million decrease in earnings at December 31, 2022 and 2021, respectively. For variable rate debt outstanding for Virginia Power, a hypothetical 10% increase in market interest rates would result in a $14 million and less than $1 million decrease in earnings at December 31, 2022 and 2021, respectively.

The Companies also use interest rate derivatives, including forward-starting swaps, interest rate swaps and interest rate lock agreements to manage interest rate risk. As of December 31, 2022, Dominion Energy and Virginia Power had $12.7 billion and $3.6 billion, respectively, in aggregate notional amounts of these interest rate derivatives outstanding. A hypothetical 10% decrease in market interest rates would have resulted in a decrease of $274 million and $156 million, respectively, in the fair value of Dominion

Energy and Virginia Power's interest rate derivatives at December 31, 2022. As of December 31, 2021, Dominion Energy and Virginia Power had $11.4 billion and $2.8 billion, respectively, in aggregate notional amounts of these interest rate derivatives outstanding. A hypothetical 10% decrease in market interest rates would have resulted in a decrease of $191 million and $111 million, respectively, in the fair value of Dominion Energy and Virginia Power's interest rate derivatives at December 31, 2021.

The impact of a change in interest rates on the Companies' interest rate-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net gains and/or losses from interest rate derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction.

Foreign Currency Exchange Rate Risk

The Companies utilize foreign currency exchange rate swaps to economically hedge the foreign currency exchange risk associated with fixed price contracts related to the CVOW Commercial Project denominated in foreign currencies. As of December 31, 2022, Dominion Energy had €2.9 billion in aggregate notional amounts of these foreign currency forward purchase agreements outstanding. A hypothetical 10% increase in exchange rates would have resulted in a decrease of $284 million in the fair value of Dominion Energy's foreign currency swaps at December 31, 2022.

The impact of a change in exchange rates on the Companies' foreign currency-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net gains and/or losses from foreign exchange derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction.

Investment Price Risk

The Companies are subject to investment price risk due to securities held as investments in nuclear decommissioning and rabbi trust funds that are managed by third-party investment managers. These trust funds primarily hold marketable securities that are reported in the Consolidated Balance Sheets at fair value.

Dominion Energy recognized net investment losses (including investment income) on nuclear decommissioning and rabbi trust investments of $888 million and net investment gains (including investment income) on nuclear decommissioning and rabbi trust investments of $1.1 billion for the years ended December 31, 2022 and 2021, respectively. Net realized gains and losses include gains and losses from the sale of investments as well as any other-than-temporary declines in fair value. Dominion Energy recorded, in AOCI and regulatory liabilities, a net decrease in unrealized gains on debt investments of $196 million and

$64 million for the years ended December 31, 2022 and 2021, respectively.

Virginia Power recognized net investment losses (including investment income) on nuclear decommissioning and rabbi trust investments of $426 million and net investment gains (including investment income) on nuclear decommissioning and rabbi trust investments of $568 million for the years ended December 31, 2022 and 2021, respectively. Net realized gains and losses include gains and losses from the sale of investments as well as any other-than-temporary declines in fair value. Virginia Power recorded, in AOCI and regulatory liabilities, a net decrease in unrealized gains on debt investments of $106 million and $31 million for the years ended December 31, 2022 and 2021, respectively.

Dominion Energy sponsors pension and other postretirement employee benefit plans that hold investments in trusts to fund employee benefit payments. Virginia Power employees participate in these plans. Dominion Energy's pension and other postretirement plan assets experienced aggregate actual returns (losses) of $(3.0) billion and $1.5 billion in 2022 and 2021, respectively, versus expected returns of $1.1 billion and $1.0 billion, respectively. Differences between actual and expected returns on plan assets are accumulated and amortized during future periods. As such, any investment-related declines in these trusts will result in future increases in the net periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash to be contributed to the employee benefit plans. A hypothetical 0.25% decrease in the assumed long-term rates of return on Dominion Energy's plan assets would result in an increase in the following year's net periodic cost of $26 million and $27 million as of December 31, 2022 and 2021, respectively, for pension benefits and $5 million and $6 million as of December 31, 2022 and 2021, respectively, for other postretirement benefits.

Risk Management Policies

The Companies have established operating procedures with corporate management to ensure that proper internal controls are maintained. In addition, Dominion Energy has established an independent function at the corporate level to monitor compliance with the credit and commodity risk management policies of all subsidiaries, including Virginia Power. Dominion Energy maintains credit policies that include the evaluation of a prospective counterparty's financial condition, collateral requirements where deemed necessary and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. In addition, Dominion Energy also monitors the financial condition of existing counterparties on an ongoing basis. Based on these credit policies and the Companies' December 31, 2022 provision for credit losses, management believes that it is unlikely that a material adverse effect on the Companies' financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dominion Energy, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Dominion Energy, Inc. and subsidiaries ("Dominion Energy") at December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dominion Energy at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), Dominion Energy's internal control over financial reporting at December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2023, expressed an unqualified opinion on Dominion Energy's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of Dominion Energy's management. Our responsibility is to express an opinion on Dominion Energy's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Dominion Energy in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities—Impact of Rate Regulation on the Consolidated Financial Statements — Refer to Notes 2, 12 and 13 to the Consolidated Financial Statements

Critical Audit Matter Description

Dominion Energy, through its regulated electric and gas subsidiaries, is subject to rate regulation by certain state public utility commissions and the Federal Energy Regulatory Commission ("FERC") (collectively, the "relevant commissions") which have jurisdiction with respect to the rates of electric utility and natural gas distribution companies. Management has determined its rate-regulated subsidiaries meet the requirements under accounting principles generally accepted in the United States of America to apply the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant and equipment, net; regulatory assets; regulatory liabilities; operating revenues; electric fuel and other energy-related purchases; purchased gas; other operations and maintenance expense; depreciation, depletion and amortization expense; and impairment of assets and other charges, collectively, the "financial statement impacts of rate regulation."

Revenue provided by Dominion Energy's electric transmission, distribution and generation operations and its gas distribution operations is based primarily on rates approved by the relevant commissions. Further, Virginia Electric and Power Company's ("Virginia Power") retail base rates, terms and conditions for generation and distribution services to customers in Virginia are reviewed by the Virginia State Corporation Commission (the "Virginia Commission") in a proceeding that involves the determination of Virginia Power's actual earned return on equity ("ROE") during a historic test period, and determination of Virginia Power's authorized ROE prospectively. Under certain circumstances, Virginia Power may be required to credit a portion of its earnings to customers.

When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. Dominion Energy evaluates whether recovery of its regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and makes various assumptions in its analyses. These analyses are generally based on orders issued by regulatory commissions, legislation and judicial actions; past experience; discussions with applicable regulatory authorities and legal counsel; forecasted earnings; and considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events and other natural disasters, and unplanned outages of facilities.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about the financial statement impacts of rate regulation. Management judgments include assessing the likelihood of (1) recovery of its regulatory assets through future rates and (2) whether a regulatory liability is due to customers. Given management's accounting judgments are based on assumptions about the outcome of future decisions by the relevant commissions, auditing these judgments required specialized knowledge of the accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) recovery of regulatory assets through future rates, and (2) whether a regulatory liability is due to customers. We also tested the effectiveness of management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory and legislative developments that may impact the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable.
- We evaluated Dominion Energy's disclosures related to the financial statement impacts of rate regulation.
- We read and evaluated orders issued by the relevant commissions, as well as relevant regulatory statutes, interpretations, procedural memorandums, filings made by interveners, existing laws and other publicly available information to assess whether this external information was properly considered by management in concluding upon the financial statement impacts of rate regulation.
- We considered the likelihood of (1) recovery of regulatory assets through future rates and (2) whether a regulatory liability is due to customers based on precedents established by the relevant commissions' previous orders and Dominion Energy's past experience with the relevant commissions.
- For regulatory matters in process, we inspected associated documents and testimony filed with the relevant commissions for any evidence that might contradict management's assertions.
- We read and analyzed the minutes of the Boards of Directors of Dominion Energy and Dominion Energy's rate-regulated subsidiaries for discussions of changes in legal, regulatory, or business factors which could impact management's conclusions with respect to the financial statement impacts of rate regulation.

/s/ Deloitte & Touche LLP
Richmond, Virginia
February 21, 2023

We have served as Dominion Energy's auditor since 1988.

Dominion Energy, Inc.
Consolidated Statements of Income

Year Ended December 31,	2022	2021	2020
(millions, except per share amounts)			
Operating Revenue	**$17,174**	$13,964	$14,172
Operating Expenses			
Electric fuel and other energy-related purchases	**3,711**	2,368	2,243
Purchased electric capacity	**59**	70	53
Purchased gas	**1,582**	1,083	889
Other operations and maintenance	**3,984**	3,734	3,685
Depreciation, depletion and amortization	**2,830**	2,478	2,332
Other taxes	**923**	909	871
Impairment of assets and other charges	**2,063**	195	2,105
Losses (gains) on sales of assets	**426**	108	(61)
Total operating expenses	**15,578**	10,945	12,117
Income from operations	**1,596**	3,019	2,055
Earnings from equity method investees	**299**	276	40
Other income	**124**	1,157	693
Interest and related charges	**966**	1,354	1,377
Income from continuing operations including noncontrolling interests before income tax expense	**1,053**	3,098	1,411
Income tax expense	**68**	425	83
Net Income From Continuing Operations Including Noncontrolling Interests	**985**	2,673	1,328
Net Income (Loss) From Discontinued Operations Including Noncontrolling Interests(1)(2)	**9**	641	(1,878)
Net Income (Loss) Including Noncontrolling Interests	**994**	3,314	(550)
Noncontrolling Interests	**—**	26	(149)
Net Income (Loss) Attributable to Dominion Energy	**$ 994**	$ 3,288	$ (401)
Amounts attributable to Dominion Energy			
Net income from continuing operations	**$ 985**	$ 2,647	$ 1,583
Net income (loss) from discontinued operations	**9**	641	(1,984)
Net income (loss) attributable to Dominion Energy	**$ 994**	$ 3,288	$ (401)
EPS—Basic			
Net income from continuing operations	**$ 1.08**	$ 3.19	$ 1.83
Net income (loss) discontinued operations	**0.01**	0.79	(2.39)
Net income (loss) attributable to Dominion Energy	**$ 1.09**	$ 3.98	$ (0.56)
EPS—Diluted			
Net income from continuing operations	**$ 1.08**	$ 3.19	$ 1.82
Net income (loss) discontinued operations	**0.01**	0.79	(2.39)
Net income (loss) attributable to Dominion Energy	**$ 1.09**	$ 3.98	$ (0.57)

(1) See Note 9 for amounts attributable to related parties.
(2) Includes income tax expense (benefit) of $8 million, $188 million and $(204) million for the years ended December 31, 2022, 2021 and 2020, respectively.

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Statements of Comprehensive Income

Year Ended December 31,	**2022**	2021	2020
(millions)			
Net income (loss) including noncontrolling interests	**$ 994**	$3,314	$(550)
Other comprehensive income (loss), net of taxes:			
Net deferred gains (losses) on derivatives-hedging activities, net of $(22), $(6) and $81 tax	**67**	15	(239)
Changes in unrealized net gains (losses) on investment securities, net of $29, $7 and $(14) tax	**(100)**	(7)	43
Changes in net unrecognized pension and other postretirement benefit costs (credits), net of $76, $(54) and $(2) tax	**(218)**	144	25
Amounts reclassified to net income (loss):			
Net derivative (gains) losses-hedging activities, net of $(15), $(15) and $(75) tax	**42**	46	227
Net realized (gains) losses on investment securities, net of $(6), $5 and $6 tax	**19**	(18)	(18)
Net pension and other postretirement benefit costs, net of $(27), $(29) and $(13) tax	**75**	82	37
Changes in other comprehensive income from equity method investees, net of $—, $1 and $(1) tax	**1**	(3)	1
Total other comprehensive income (loss)	**(114)**	259	76
Comprehensive income (loss) including noncontrolling interests	**880**	3,573	(474)
Comprehensive income (loss) attributable to noncontrolling interests	**—**	26	(149)
Comprehensive income (loss) attributable to Dominion Energy	**$ 880**	$3,547	$(325)

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Balance Sheets

At December 31,	2022	2021
(millions)		
ASSETS		
Current Assets		
Cash and cash equivalents	$ **153**	$ 283
Customer receivables (less allowance for doubtful accounts of $31 and $40)	**2,952**	2,219
Other receivables (less allowance for doubtful accounts of $3 and $4)	**405**	349
Inventories:		
Materials and supplies	**1,206**	1,167
Fossil fuel	**358**	320
Gas stored	**165**	144
Derivative assets	**1,137**	122
Margin deposit assets	**480**	678
Prepayments	**392**	328
Regulatory assets	**2,340**	1,492
Other	**215**	142
Current assets held for sale	**47**	25
Total current assets	**9,850**	7,269
Investments		
Nuclear decommissioning trust funds	**5,957**	7,950
Investment in equity method affiliates	**3,012**	2,932
Other	**390**	394
Total investments	**9,359**	11,276
Property, Plant and Equipment		
Property, plant and equipment	**91,202**	86,503
Accumulated depreciation, depletion and amortization	**(27,742)**	(26,729)
Total property, plant and equipment, net	**63,460**	59,774
Deferred Charges and Other Assets		
Goodwill	**7,295**	7,405
Pension and other postretirement benefit assets	**1,785**	2,310
Intangible assets, net	**868**	784
Derivative assets	**1,039**	491
Regulatory assets	**9,087**	8,643
Other	**1,500**	1,638
Total deferred charges and other assets	**21,574**	21,271
Total assets	**$104,243**	$ 99,590

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

At December 31,	2022	2021
(millions)		

Liabilities, Mezzanine Equity And Shareholders' Equity

	2022	2021
Current Liabilities		
Securities due within one year	**$ 3,341**	$ 841
Short-term debt	**3,423**	2,314
Accounts payable	**1,825**	1,197
Accrued interest, payroll and taxes	**1,199**	1,169
Derivative liabilities	**778**	359
Regulatory liabilities	**946**	986
Other[(1)]	**1,938**	1,807
Total current liabilities	**13,450**	8,673
Long-Term Debt		
Long-term debt	**36,832**	35,190
Junior subordinated notes	**1,387**	1,386
Supplemental credit facility borrowings	**450**	—
Other	**245**	850
Total long-term debt	**38,914**	37,426
Deferred Credits and Other Liabilities		
Deferred income taxes and investment tax credits	**6,698**	6,658
Regulatory liabilities	**10,107**	10,713
Asset retirement obligations	**5,208**	5,275
Derivative liabilities	**626**	509
Other	**1,359**	1,418
Total deferred credits and other liabilities	**23,998**	24,573
Total liabilities	**76,362**	70,672
Commitments and Contingencies (see Note 23)		
Mezzanine Equity		
Preferred stock (See Note 19)	**—**	1,610
Shareholders' Equity		
Preferred stock (See Note 19)	**1,783**	1,783
Common stock – no par[(2)]	**23,605**	21,610
Retained earnings	**4,065**	5,373
Accumulated other comprehensive loss	**(1,572)**	(1,458)
Shareholders' equity	**27,881**	27,308
Noncontrolling interests	**—**	—
Total shareholders' equity	**27,881**	27,308
Total liabilities, mezzanine equity and shareholders' equity	**$104,243**	$99,590

(1) See Note 9 for amounts attributable to related parties.
(2) 1.8 billion shares authorized; 835 million shares and 810 million shares outstanding at December 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Statements of Equity

| | Preferred Stock | | Common Stock | | Dominion Energy Shareholders | | | | |
	Shares	Amount	Shares	Amount	Retained Earnings	AOCI	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
(millions except per share amounts)									
December 31, 2019	2	$ 2,387	838	$23,824	$ 7,576	$(1,793)	$31,994	$2,039	$34,033
Cumulative-effect of changes in accounting principles					(48)		(48)		(48)
Net loss including noncontrolling interests					(401)		(401)	(149)	(550)
Issuance of stock			7	481			481		481
Stock repurchases			(39)	(3,080)			(3,080)		(3,080)
Stock awards (net of change in unearned compensation)				29			29		29
Preferred stock dividends (See Note 19)					(65)		(65)		(65)
Common dividends ($3.45 per common share) and distributions					(2,873)		(2,873)	(164)	(3,037)
Other comprehensive income, net of tax						76	76		76
GT&S Transaction closing				17			17	(1,384)	(1,367)
Other				(13)			(13)	2	(11)
December 31, 2020	2	$ 2,387	806	$21,258	$ 4,189	$(1,717)	$26,117	$ 344	$26,461
Net income including noncontrolling interests					3,288		3,288	26	3,314
Issuance of stock	1	992	4	340			1,332		1,332
Stock awards (net of change in unearned compensation)				28			28		28
Preferred stock dividends (See Note 19)					(68)		(68)		(68)
Common dividends ($2.52 per common share) and distributions					(2,036)		(2,036)	(47)	(2,083)
Other comprehensive income, net of tax						259	259		259
Reclassification of Series A Preferred Stock to Mezzanine Equity	(1)	(1,596)		(14)			(1,610)		(1,610)
Sale of non-wholly-owned nonregulated solar facilities							—	(323)	(323)
Other				(2)			(2)		(2)
December 31, 2021	2	$ 1,783	810	$21,610	$ 5,373	$(1,458)	$27,308	$ —	$27,308
Net income including noncontrolling interests					**994**		**994**		**994**
Issuance of stock			**25**	**1,969**			**1,969**		**1,969**
Stock awards (net of change in unearned compensation)				**26**			**26**		**26**
Preferred stock dividends (See Note 19)					**(93)**		**(93)**		**(93)**
Common dividends ($2.67 per common share)					**(2,209)**		**(2,209)**		**(2,209)**
Other comprehensive loss, net of tax						**(114)**	**(114)**		**(114)**
December 31, 2022	2	$ 1,783	835	$23,605	$ 4,065	$(1,572)	$27,881	$ —	$27,881

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Statements of Cash Flows

Year Ended December 31,	2022	2021	2020
(millions)			
Operating Activities			
Net income (loss) including noncontrolling interests	$ 994	$ 3,314	$ (550)
Adjustments to reconcile net income (loss) including noncontrolling interests to net cash provided by operating activities:			
Depreciation, depletion and amortization (including nuclear fuel)	3,113	2,768	2,836
Deferred income taxes and investment tax credits	9	487	(324)
Gain from sale of Q-Pipe Group and GT&S Transaction	(27)	(685)	(134)
Contribution to pension plan	—	—	(250)
Net loss on sale of interest in renewable generation facilities	—	211	—
Provision for refunds and rate credits to electric utility customers	—	356	—
Impairment of assets and other charges	1,996	182	2,345
Loss from investment in Atlantic Coast Pipeline	7	20	2,405
Losses (gains) on sales of assets and equity method investments	467	(97)	(63)
Net (gains) losses on nuclear decommissioning trusts funds and other investments	505	(639)	(412)
Other adjustments	(28)	294	224
Changes in:			
Accounts receivable	(985)	(183)	(292)
Inventories	(216)	(74)	39
Deferred fuel and purchased gas costs, net	(2,021)	(939)	212
Prepayments	(68)	(20)	7
Accounts payable	556	156	35
Accrued interest, payroll and taxes	41	41	(53)
Margin deposit assets and liabilities	198	(664)	26
Net realized and unrealized changes related to derivative activities	(47)	435	(36)
Pension and other postretirement benefits	(461)	(314)	(319)
Other operating assets and liabilities	(333)	(612)	(469)
Net cash provided by operating activities	**3,700**	4,037	5,227
Investing Activities			
Plant construction and other property additions (including nuclear fuel)	(7,591)	(5,960)	(6,020)
Acquisition of solar development projects	(167)	(101)	(311)
Proceeds from sale of Hope	727	—	—
Proceeds from GT&S Transaction and sale of Q-Pipe Group	19	1,522	3,687
Repayment of Q-Pipe Transaction deposit	—	(1,265)	—
Proceeds from sale of non-wholly-owned nonregulated solar facilities	—	495	—
Proceeds from sales of securities	3,282	3,985	4,278
Purchases of securities	(3,067)	(3,939)	(4,379)
Proceeds from sales of assets and equity method investments	252	159	143
Contributions to equity method affiliates	(43)	(1,021)	(148)
Acquisition of equity method investments	—	—	(178)
Short-term deposit	(2,000)	—	—
Return of short-term deposit	2,000	—	—
Other	(158)	(122)	12
Net cash used in investing activities	**(6,746)**	(6,247)	(2,916)
Financing Activities			
Issuance (repayment) of short-term debt, net	1,109	1,419	(16)
Issuance of short-term notes	—	1,265	1,125
Repayment and repurchase of short-term notes	—	(1,265)	(1,125)
Issuance of supplemental 364-day credit facility borrowings	—	—	225
Repayment of supplemental 364-day credit facility borrowings	—	(225)	—
Issuance and remarketing of long-term debt	4,965	6,400	6,577
Repayment and repurchase of long-term debt (including redemption premiums)	(1,388)	(3,750)	(2,879)
Supplemental credit facility borrowings	900	900	—
Supplemental credit facility repayments	(450)	(900)	—
Issuance of preferred stock	—	742	—
Series A Preferred Stock redemption	(1,610)	—	—
Issuance of common stock	1,866	192	159
Repurchase of common stock	—	—	(3,080)
Common dividend payments	(2,209)	(2,036)	(2,873)
Other	(204)	(371)	(446)
Net cash provided by (used in) financing activities	**2,979**	2,371	(2,333)
Increase (decrease) in cash, restricted cash and equivalents	(67)	161	(22)
Cash, restricted cash and equivalents at beginning of period	408	247	269
Cash, restricted cash and equivalents at end of period	**$ 341**	$ 408	$ 247

See Note 2 for disclosure of supplemental cash flow information.

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Virginia Electric and Power Company

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Virginia Electric and Power Company (a wholly-owned subsidiary of Dominion Energy, Inc.) and subsidiaries ("Virginia Power") at December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, common shareholder's equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Virginia Power at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Virginia Power's management. Our responsibility is to express an opinion on Virginia Power's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Virginia Power in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Virginia Power is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Virginia Power's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities—Impact of Rate Regulation on the Consolidated Financial Statements — Refer to Notes 2, 12 and 13 to the Consolidated Financial Statements

Critical Audit Matter Description

Virginia Power is subject to utility rate regulation by certain state public utility commissions and the Federal Energy Regulatory Commission ("FERC") (collectively, the "relevant commissions"), which have jurisdiction with respect to the rates of electric utility companies in the territories Virginia Power serves. Management has determined Virginia Power meets the requirements under accounting principles generally accepted in the United States of America to apply the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures such as property, plant, and equipment, net; regulatory assets; regulatory liabilities; operating revenues; electric fuel and other energy-related purchases; other operations and maintenance expense; depreciation and amortization expense; and impairment of assets and other charges, collectively, the "financial statement impacts of rate regulation".

Revenue provided by Virginia Power's electric transmission, distribution and generation operations is based on rates approved by the relevant commissions. Further, Virginia Power's retail base rates, terms and conditions for generation and distribution services to customers in Virginia are reviewed by the Virginia State Corporation Commission (the "Virginia Commission") in a proceeding that involves the determination of Virginia Power's actual earned return on equity ("ROE") during a historic test period and determination of Virginia Power's authorized ROE prospectively. Under certain circumstances, Virginia Power may be required to credit a portion of its earnings to customers.

When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. Virginia Power evaluates whether recovery of its regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and makes various assumptions in its analyses. These analyses are generally based on orders issued by regulatory commissions, legislation and judicial actions; past experience; discussions with applicable regulatory authorities and legal counsel; forecasted earnings; and considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events, and other natural disasters, and unplanned outages of facilities.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about the financial statement impacts of rate regulation. Management judgments include assessing the likelihood of (1) recovery of its regulatory assets through future rates and (2) whether a regulatory liability is due to customers. Given management's accounting judgments are based on assumptions about the outcome of future decisions by the relevant commissions, auditing these judgments required specialized knowledge of the accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) recovery of regulatory assets through future rates, and (2) whether a regulatory liability is due to customers. We also tested the effectiveness of management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory and legislative developments that may impact the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable.
- We evaluated Virginia Power's disclosures related to the financial statement impacts of rate regulation.
- We read and evaluated orders issued by the relevant commissions, as well as relevant regulatory statutes, interpretations, procedural memorandums, filings made by interveners, existing laws and other publicly available information to assess whether this external information was properly considered by management in concluding upon the financial statement impacts of rate regulation.
- We considered the likelihood of (1) recovery of regulatory assets through future rates and (2) whether a regulatory liability is due to customers based on precedents established by the relevant commissions' previous orders and Virginia Power's past experience with relevant commissions.
- For regulatory matters in process, we inspected associated documents and testimony filed with the relevant commissions for any evidence that might contradict management's assertions.
- We read and analyzed the minutes of the Board of Directors of Dominion Energy, Inc. and the Board of Directors of Virginia Power, for discussions of changes in legal, regulatory, or business factors which could impact management's conclusions with respect to the financial statement impacts of rate regulation.

/s/ Deloitte & Touche LLP
Richmond, Virginia
February 21, 2023

We have served as Virginia Power's auditor since 1988.

Virginia Electric and Power Company
Consolidated Statements of Income

Year Ended December 31,	**2022**	2021	2020
(millions)			
Operating Revenue[1]	**$9,654**	$7,470	$7,763
Operating Expenses			
Electric fuel and other energy-related purchases[1]	**2,913**	1,735	1,636
Purchased (excess) capacity	**46**	24	(17)
Other operations and maintenance:			
Affiliated suppliers	**342**	333	314
Other	**1,709**	1,460	1,472
Depreciation and amortization	**1,736**	1,364	1,252
Other taxes	**303**	326	327
Impairment of assets and other charges (benefits)	**557**	(269)	1,093
Total operating expenses	**7,606**	4,973	6,077
Income from operations	**2,048**	2,497	1,686
Other income	**—**	146	80
Interest and related charges[1]	**642**	534	516
Income before income tax expense	**1,406**	2,109	1,250
Income tax expense	**191**	397	229
Net Income	**$1,215**	$1,712	$1,021

(1) See Note 25 for amounts attributable to affiliates.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Statements of Comprehensive Income

Year Ended December 31,	**2022**	2021	2020
(millions)			
Net income	**$1,215**	$1,712	$1,021
Other comprehensive income (loss), net of taxes:			
Net deferred gains (losses) on derivatives-hedging activities, net of $(20), $(4) and $9 tax	**60**	13	(28)
Changes in unrealized net gains (losses) on nuclear decommissioning trust funds, net of $4, $— and $(3) tax	**(11)**	(2)	6
Amounts reclassified to net income:			
Net derivative (gains) losses-hedging activities, net of $(1), $(1) and $— tax	**1**	2	2
Net realized (gains) losses on nuclear decommissioning trust funds, net of $—, $1 and $1 tax	**—**	(2)	(3)
Other comprehensive income (loss)	**50**	11	(23)
Comprehensive income	**$1,265**	$1,723	$ 998

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Balance Sheets

(millions)	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 22	$ 26
Customer receivables (less allowance for doubtful accounts of $21 and $28)	1,578	1,172
Other receivables (less allowance for doubtful accounts of $2 at both dates)	204	112
Affiliated receivables	7	37
Inventories (average cost method):		
Materials and supplies	663	610
Fossil fuel	261	261
Derivative assets[1]	765	76
Margin deposit assets	310	167
Prepayments	43	37
Regulatory assets	1,140	850
Other	9	2
Total current assets	5,002	3,350
Investments		
Nuclear decommissioning trust funds	3,202	3,734
Other	3	3
Total investments	3,205	3,737
Property, Plant and Equipment		
Property, plant and equipment	54,697	49,890
Accumulated depreciation and amortization	(16,218)	(15,234)
Total property, plant and equipment, net	38,479	34,656
Deferred Charges and Other Assets		
Pension and other postretirement benefit assets[1]	518	431
Intangible assets, net	536	395
Regulatory assets	4,247	4,130
Other[1]	1,207	1,233
Total deferred charges and other assets	6,508	6,189
Total assets	$ 53,194	$ 47,932

(1) See Note 25 for amounts attributable to affiliates.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

(millions)

LIABILITIES AND COMMON SHAREHOLDER'S EQUITY

Current Liabilities

	2022	2021
Securities due within one year	**$ 1,164**	$ 313
Short-term debt	**941**	745
Accounts payable	**600**	402
Payables to affiliates	**255**	121
Affiliated current borrowings	**2,024**	699
Accrued interest, payroll and taxes	**270**	274
Asset retirement obligations	**350**	191
Regulatory liabilities	**506**	647
Derivative liabilities [1]	**298**	134
Other current liabilities	**826**	567
Total current liabilities	**7,234**	4,093
Long-Term Debt		
Long-term debt	**14,916**	13,453
Other	**65**	503
Total long-term debt	**14,981**	13,956
Deferred Credits and Other Liabilities		
Deferred income taxes and investment tax credits	**3,452**	3,183
Asset retirement obligations	**3,743**	3,732
Regulatory liabilities	**5,499**	5,740
Other [1]	**1,040**	1,248
Total deferred credits and other liabilities	**13,734**	13,903
Total liabilities	**35,949**	31,952
Commitments and Contingencies (see Note 23)		
Common Shareholder's Equity		
Common stock – no par[2]	**5,738**	5,738
Other paid-in capital	**1,113**	1,113
Retained earnings	**10,385**	9,170
Accumulated other comprehensive income (loss)	**9**	(41)
Total common shareholder's equity	**17,245**	15,980
Total liabilities and shareholder's equity	**$53,194**	$47,932

(1) See Note 25 for amounts attributable to affiliates.
(2) 500,000 shares authorized; 274,723 shares outstanding at December 31, 2022 and 2021.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Statements of Common Shareholder's Equity

(millions, except for shares)	Common Stock		Other Paid-In Capital	Retained Earnings	AOCI	Total
	Shares	Amount				
	(thousands)					
December 31, 2019	275	$5,738	$1,113	$ 7,167	$(29)	$13,989
Net income				1,021		1,021
Dividends				(430)		(430)
Other comprehensive loss, net of tax					(23)	(23)
December 31, 2020	275	5,738	1,113	7,758	(52)	14,557
Net income				1,712		1,712
Dividends				(300)		(300)
Other comprehensive income, net of tax					11	11
December 31, 2021	275	5,738	1,113	9,170	(41)	15,980
Net income				1,215		1,215
Other comprehensive income, net of tax					50	50
December 31, 2022	275	$5,738	$1,113	$10,385	$ 9	$17,245

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Statements of Cash Flows

Year Ended December 31,	2022	2021	2020
(millions)			
Operating Activities			
Net income	$ 1,215	$ 1,712	$ 1,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including nuclear fuel)	1,892	1,521	1,421
Deferred income taxes and investment tax credits	191	343	(206)
Impairment of assets and other charges (benefits)	493	(269)	1,079
Provision for refunds to customers	—	356	—
Other adjustments	24	19	(50)
Changes in:			
Accounts receivable	(629)	(112)	(266)
Affiliated receivables and payables	165	(175)	78
Inventories	(71)	(10)	10
Prepayments	(7)	(4)	(5)
Deferred fuel expenses, net	(1,393)	(652)	131
Accounts payable	145	19	6
Accrued interest, payroll and taxes	(4)	21	(4)
Margin deposit assets and liabilities	(143)	(166)	(1)
Net realized and unrealized changes related to derivative activities	109	—	(6)
Other operating assets and liabilities	(159)	(106)	(308)
Net cash provided by operating activities	1,828	2,497	2,900
Investing Activities			
Plant construction and other property additions	(4,909)	(3,521)	(3,138)
Purchases of nuclear fuel	(201)	(160)	(199)
Acquisition of solar development projects	(77)	(75)	(35)
Proceeds from sales of securities	1,538	1,791	884
Purchases of securities	(1,580)	(1,789)	(936)
Other	34	—	21
Net cash used in investing activities	(5,195)	(3,754)	(3,403)
Financing Activities			
Issuance (repayment) of short-term debt, net	196	700	(198)
Issuance of affiliated current borrowings, net	1,325	319	273
Issuance and remarketing of long-term debt	2,338	1,000	1,327
Repayment and repurchase of long-term debt	(438)	(450)	(427)
Common dividend payments to parent	—	(300)	(430)
Other	(56)	(21)	(31)
Net cash provided by financing activities	3,365	1,248	514
Increase (decrease) in cash, restricted cash and equivalents	(2)	(9)	11
Cash, restricted cash and equivalents at beginning of year	26	35	24
Cash, restricted cash and equivalents at end of year	$ 24	$ 26	$ 35

See Note 2 for disclosure of supplemental cash flow information.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Combined Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS

Dominion Energy, headquartered in Richmond, Virginia, is one of the nation's largest producers and distributors of energy. Dominion Energy's operations are conducted through various subsidiaries, including Virginia Power. Dominion Energy's operations also include DESC, regulated gas distribution operations primarily in the eastern and Rocky Mountain regions of the U.S., nonregulated electric generation and, following the completion of the GT&S Transaction in November 2020, a noncontrolling interest in Cove Point. See Note 3 for a description of the sale of substantially all of Dominion Energy's gas transmission and storage operations through the GT&S Transaction completed in November 2020 and the sale of the Q-Pipe Group completed in December 2021.

Dominion Energy manages its daily operations through four primary operating segments: Dominion Energy Virginia, Gas Distribution, Dominion Energy South Carolina and Contracted Assets. Dominion Energy also reports a Corporate and Other segment, which includes its corporate, service company and other functions (including unallocated debt) as well as Dominion Energy's noncontrolling interest in Dominion Privatization. Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the operating segments' performance or in allocating resources. In addition, Corporate and Other includes the net impact of discontinued operations consisting of Dominion Energy's gas transmission and storage operations as discussed in Note 3 and its equity investment in Atlantic Coast Pipeline as discussed in Note 9.

Virginia Power is a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina. Virginia Power is a member of PJM, an RTO, and its electric transmission facilities are integrated into the PJM wholesale electricity markets. All of Virginia Power's stock is owned by Dominion Energy.

Virginia Power manages its daily operations through one primary operating segment: Dominion Energy Virginia. It also reports a Corporate and Other segment that primarily includes specific items attributable to its operating segment that are not included in profit measures evaluated by executive management in assessing the segment's performance or in allocating resources.

See Note 26 for further discussion of the Companies' operating segments.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

General

The Companies make certain estimates and assumptions in preparing their Consolidated Financial Statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and cash flows for the periods presented. Actual results may differ from those estimates.

The Companies' Consolidated Financial Statements include, after eliminating intercompany transactions and balances, their accounts, those of their respective majority-owned subsidiaries and non-wholly-owned entities in which they have a controlling financial interest. For certain partnership structures, income is allocated based on the liquidation value of the underlying contractual arrangements. Clearway's ownership interest in Four Brothers and Three Cedars (through December 2021), Terra Nova Renewable Partners' 33% interest in certain Dominion Energy nonregulated solar projects (through December 2021) and Brookfield's 25% interest in Cove Point (through November 2020) are reflected as noncontrolling interest in Dominion Energy's Consolidated Financial Statements.

The Companies report certain contracts, instruments and investments at fair value. See below and Note 6 for further information on fair value measurements.

The Companies consider acquisitions or dispositions in which substantially all of the fair value of the gross assets acquired or disposed of is concentrated into a single identifiable asset or group of similar identifiable assets to be an acquisition or a disposition of an asset, rather than a business. See Notes 3 and 10 for further information on such transactions.

Dominion Energy maintains pension and other postretirement benefit plans and Virginia Power participates in certain of these plans. See Note 22 for further information on these plans.

Certain amounts in the Companies' 2021 and 2020 Consolidated Financial Statements and Notes have been reclassified to conform to the 2022 presentation for comparative purposes; however, such reclassifications did not affect the Companies' net income, total assets, liabilities, equity or cash flows. Effective in 2021, the Companies updated their Statements of Cash Flows to present net charges for allowance for credit risk and write-offs of accounts receivables within other adjustments to reconcile net income to net cash provided by operating activities from the previous presentation within changes in accounts receivable. All prior period information was previously conformed to this presentation, which did not result in a change to net cash provided by operating activities.

Amounts disclosed for Dominion Energy are inclusive of Virginia Power, where applicable.

Operating Revenue

Operating revenue is recorded on the basis of services rendered, commodities delivered, or contracts settled and includes amounts yet to be billed to customers. The Companies collect sales, consumption and consumer utility taxes; however, these amounts are excluded from revenue. Dominion Energy's customer receivables at December 31, 2022 and 2021 included $1.1 billion and $779 million, respectively, of accrued unbilled revenue based on estimated amounts of electricity and natural gas delivered but not yet billed to its utility customers. Virginia Power's customer receivables at December 31, 2022 and 2021 included $620 million and $398 million, respectively, of accrued unbilled revenue based on estimated amounts of electricity delivered but not yet billed to its customers. See Note 25 for amounts attributable to related parties.

The primary types of sales and service activities reported as operating revenue for Dominion Energy are as follows:

REVENUE FROM CONTRACTS WITH CUSTOMERS

- **Regulated electric sales** consist primarily of state-regulated retail electric sales, and federally-regulated wholesale electric sales and electric transmission services;
- **Nonregulated electric sales** consist primarily of sales of electricity at market-based rates and contracted fixed rates and associated hedging activity as well as sales to Virginia Power customers from non-jurisdictional solar generation facilities;
- **Regulated gas sales** consist primarily of state-regulated natural gas sales and related distribution services;
- **Nonregulated gas sales** consist primarily of sales of natural gas production at market-based rates and contracted fixed prices, sales of gas purchased from third parties and associated hedging activity;
- **Regulated gas transportation and storage sales** consist of state-regulated gas distribution charges to retail distribution service customers opting for alternate suppliers, sales of gathering services and sales of transportation services to off-system customers;
- **Other regulated revenue** consists primarily of miscellaneous service revenue from electric and gas distribution operations and sales of excess electric capacity and other commodities; and
- **Other nonregulated revenue** consists primarily of sales of commodities related to nonregulated extraction activities and other miscellaneous products. Other nonregulated revenue also includes sales of energy-related products and services from Dominion Energy's retail energy marketing operations (through December 2021), service concession arrangements (through December 2022) and revenue associated with services provided to entities presented in discontinued operations under transition services agreements.

OTHER REVENUE

- **Other revenue** consists primarily of alternative revenue programs, gains and losses from derivative instruments not subject to hedge accounting and lease revenues.

The primary types of sales and service activities reported as operating revenue for Virginia Power are as follows:

REVENUE FROM CONTRACTS WITH CUSTOMERS

- **Regulated electric sales** consist primarily of state-regulated retail electric sales and federally-regulated wholesale electric sales and electric transmission services;
- **Nonregulated electric sales** consists of sales to customers from non-jurisdictional solar generation facilities;
- **Other regulated revenue** consists primarily of sales of excess capacity and other commodities and miscellaneous service revenue from electric distribution operations; and
- **Other nonregulated revenue** consists primarily of revenue from renting space on certain electric transmission poles and distribution towers and service concession arrangements (through October 2022).

OTHER REVENUE

- **Other revenue** consists primarily of alternative revenue programs, gains and losses from derivative instruments not subject to hedge accounting and lease revenues.

The Companies record refunds to customers as required by state commissions as a reduction to regulated electric sales or regulated gas sales, as applicable. The Companies' revenue accounted for under the alternative revenue program guidance primarily consists of the equity return for under-recovery of certain riders. Alternative revenue programs compensate the Companies for certain projects and initiatives. Revenues arising from these programs are presented separately from revenue arising from contracts with customers in the categories above.

Revenues from electric and gas sales are recognized over time, as the customers of the Companies consume gas and electricity as it is delivered. Fixed fees are recognized ratably over the life of the contract as the stand-ready performance obligation is satisfied, while variable usage fees are recognized when Dominion Energy has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the performance obligation completed to date. Sales of products and services typically transfer control and are recognized as revenue upon delivery of the product or service. The customer is able to direct the use of, and obtain substantially all of the benefits from, the product at the time the product is delivered. The contract with the customer states the final terms of the sale, including the description, quantity and price of each product or service purchased. Payment for most sales and services varies by contract type but is typically due within a month of billing.

Operating revenue for the gas transmission and storage operations sold to BHE as part of the GT&S Transaction and sold to Southwest Gas as part of the Q-Pipe Group sale primarily consisted of FERC-regulated sales of transmission and storage services, LNG terminalling services, sales of extracted products and associated hedging activities and NGL activities, including gathering and processing and sales of production and condensate as well as services performed for Atlantic Coast Pipeline. This revenue is included in discontinued operations in Dominion Energy's Consolidated Statements of Income.

Transportation and storage contracts associated with the operations sold to BHE as part of the GT&S Transaction and sold to Southwest Gas as part of the Q-Pipe Group sale were primarily stand-ready service contracts that include fixed reservation and variable usage fees. LNG terminalling services, included in discontinued operations, are also stand-ready service contracts, primarily consisting of fixed fees, offset by service credits associated with the start-up phase of the Liquefaction Facility. NGLs received during natural gas processing are recorded in discontinued operations at fair value as service revenue recognized over time, and revenue continued to be recognized from the subsequent sale of the NGLs to customers upon delivery.

Credit Risk

Credit risk is the risk of financial loss if counterparties fail to perform their contractual obligations. In order to minimize overall credit risk, credit policies are maintained, including the evaluation of counterparty financial condition, collateral requirements and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. In addition, counterparties may make available collateral, including letters of credit or cash held as margin deposits, as a result of exceeding agreed-upon credit limits, or may be required to prepay the transaction.

The Companies maintain a provision for credit losses based on factors surrounding the credit risk of their customers, historical trends and other information. Expected credit losses are estimated and recorded based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets held at amortized cost as well as expected credit losses on commitments with respect to financial guarantees.

Electric Fuel, Purchased Energy and Purchased Gas-Deferred Costs

Where permitted by regulatory authorities, the differences between the Companies' actual electric fuel and purchased energy expenses and Dominion Energy's purchased gas expenses and the related levels of recovery for these expenses in current rates are deferred and matched against recoveries in future periods. The deferral of costs in excess of current period fuel rate recovery is recognized as a regulatory asset, while rate recovery in excess of current period fuel expenses is recognized as a regulatory liability.

Of the cost of fuel used in electric generation and energy purchases to serve Virginia utility customers, at December 31, 2022, approximately 86% is subject to Virginia Power's deferred fuel accounting, while substantially all of the remaining amount is subject to recovery through similar mechanisms. Of the cost of fuel used in electric generation and energy purchases to serve South Carolina utility customers, at December 31, 2022, approximately 96% is subject to DESC's deferred fuel accounting.

Virtually all of East Ohio, Questar Gas, DESC and PSNC's natural gas purchases are either subject to deferral accounting or are recovered from the customer in the same accounting period as the sale.

Dominion Energy can earn certain cost saving sharing incentives under the Wexpro Agreements to the extent that the cost of gas supplied to Questar Gas is a certain amount lower than third-party market rates. In 2022, Dominion Energy recorded $27 million for such incentives. No amounts were recorded for the years ended December 31, 2021 or 2020.

Income Taxes

A consolidated federal income tax return is filed for Dominion Energy and its subsidiaries, including Virginia Power. In addition, where applicable, combined income tax returns for Dominion Energy and its subsidiaries are filed in various states; otherwise, separate state income tax returns are filed.

Virginia Power participates in intercompany tax sharing agreements with Dominion Energy and its subsidiaries. Current income taxes are based on taxable income or loss and credits determined on a separate company basis.

Under the agreements, if a subsidiary incurs a tax loss or earns a credit, recognition of current income tax benefits is limited to refunds of prior year taxes obtained by the carryback of the net operating loss or credit or to the extent the tax loss or credit is absorbed by the taxable income of other Dominion Energy consolidated group members. Otherwise, the net operating loss or

credit is carried forward and is recognized as a deferred tax asset until realized.

Accounting for income taxes involves an asset and liability approach. Deferred income tax assets and liabilities are provided, representing future effects on income taxes for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes. Accordingly, deferred taxes are recognized for the future consequences of different treatments used for the reporting of transactions in financial accounting and income tax returns. The Companies establish a valuation allowance when it is more-likely-than-not that all, or a portion, of a deferred tax asset will not be realized. Where the treatment of temporary differences is different for rate-regulated operations, a regulatory asset is recognized if it is probable that future revenues will be provided for the payment of deferred tax liabilities.

The Companies recognize positions taken, or expected to be taken, in income tax returns that are more-likely-than-not to be realized, assuming that the position will be examined by tax authorities with full knowledge of all relevant information.

If it is not more-likely-than-not that a tax position, or some portion thereof, will be sustained, the related tax benefits are not recognized in the financial statements. Unrecognized tax benefits may result in an increase in income taxes payable, a reduction of income tax refunds receivable or changes in deferred taxes. Also, when uncertainty about the deductibility of an amount is limited to the timing of such deductibility, the increase in income taxes payable (or reduction in tax refunds receivable) is accompanied by a decrease in deferred tax liabilities. Except when such amounts are presented net with amounts receivable from or amounts prepaid to tax authorities, noncurrent income taxes payable related to unrecognized tax benefits are classified in other deferred credits and other liabilities on the Consolidated Balance Sheets and current payables are included in accrued interest, payroll and taxes on the Consolidated Balance Sheets.

The Companies recognize interest on underpayments and overpayments of income taxes in interest expense and other income, respectively. Penalties are also recognized in other income.

In 2021, Dominion Energy reflected a $21 million benefit from the reversal of interest expense and a $7 million benefit from the reversal of penalty expense on uncertain tax positions that were effectively settled.

At December 31, 2022, Virginia Power had a net income tax-related affiliated payable of $22 million, comprised of $25 million of federal income taxes payable to, and $3 million of state income taxes receivable from, Dominion Energy. Virginia Power's net affiliated balances are expected to be paid to Dominion Energy.

At December 31, 2021, Virginia Power had an income tax-related affiliated receivable of $35 million, comprised of $33 million of federal income taxes and $2 million of state income taxes receivable from Dominion Energy. These affiliated balances were received from Dominion Energy.

Investment tax credits are recognized by nonregulated operations in the year qualifying property is placed in service. For regulated operations, investment tax credits are deferred and amortized over the service lives of the properties giving rise to the credits. Production tax credits are recognized as energy is generated and sold. The IRA allows the election of either the investment tax credit or production tax credit for certain technologies including solar and wind. Such election is made on a project-by-project basis and the choice of credit may vary based on a combination of factors including, but not limited to, capital expenditures and net capacity factors.

Cash, Restricted Cash and Equivalents

Cash, restricted cash and equivalents include cash on hand, cash in banks and temporary investments purchased with an original maturity of three months or less.

Current banking arrangements generally do not require checks to be funded until they are presented for payment. The following table illustrates the checks outstanding but not yet presented for payment and recorded in accounts payable for the Companies:

At December 31,	2022	2021
(millions)		
Dominion Energy	$49	$70
Virginia Power	21	15

RESTRICTED CASH AND EQUIVALENTS

The Companies hold restricted cash and equivalent balances that primarily consist of amounts held for litigation settlements, customer deposits, federal assistance funds and future debt payments on SBL Holdco and Dominion Solar Projects III, Inc.'s term loan agreements (through December 2021), on DECP Holdings' term loan agreement and on Eagle Solar's senior note agreement.

The following table provides a reconciliation of the total cash, restricted cash and equivalents reported within the Companies' Consolidated Balance Sheets to the corresponding amounts reported within the Companies' Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, 2020 and 2019:

	Cash, Restricted Cash and Equivalents at End/Beginning of Year			
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
(millions)				
Dominion Energy				
Cash and cash equivalents[1]	$ 153	$ 283	$ 179	$ 166
Restricted cash and equivalents[2][3]	188	125	68	103
Cash, restricted cash and equivalents shown in the Consolidated Statements of Cash Flows	$ 341	$ 408	$ 247	$ 269
Virginia Power				
Cash and cash equivalents	$ 22	$ 26	$ 35	$ 17
Restricted cash and equivalents[3]	2	—	—	7
Cash, restricted cash and equivalents shown in the Consolidated Statements of Cash Flows	$ 24	$ 26	$ 35	$ 24

(1) At December 31, 2020 and December 31, 2019, Dominion Energy had $7 million and $31 million of cash and cash equivalents included in current assets held for sale, respectively. No amounts were included in current assets held for sale at December 31, 2022 and 2021.
(2) At December 31, 2020 and December 31, 2019, Dominion Energy had $3 million and $12 million of restricted cash and equivalents included in current assets held for sale, respectively. No amounts were included in current assets held for sale at December 31, 2022 and 2021.
(3) Restricted cash and equivalent balances are presented within other current assets in the Companies' Consolidated Balance Sheets.

SUPPLEMENTAL CASH FLOW INFORMATION

The following table provides supplemental disclosure of cash flow information related to Dominion Energy:

Year Ended December 31,	2022	2021	2020
(millions)			
Cash paid during the year for:			
Interest and related charges, excluding capitalized amounts	$1,408	$1,340	$1,519
Income taxes	139	160	292
Significant noncash investing and financing activities:[1][2]			
Accrued capital expenditures	979	637	485
Leases[3]	144	96	173

(1) See Note 9 for noncash investing activities related to the acquisition of a noncontrolling interest in Wrangler and Dominion Privatization.
(2) See Notes 18, 19, 20 and 23 for noncash financing activities related to the contribution of stock to Dominion Energy's defined benefit pension plan, remarketing of Series A Preferred Stock, derivative restructuring and the issuance of common stock and transfer of property associated with the settlement of litigation.
(3) Includes $34 million of finance leases and $110 million of operating leases entered in 2022, $47 million of finance leases and $49 million of operating leases entered in 2021 and $46 million of finance leases and $127 million of operating leases entered in 2020.

The following table provides supplemental disclosure of cash flow information related to Virginia Power:

Year Ended December 31,	2022	2021	2020
(millions)			
Cash paid (received) during the year for:			
Interest and related charges, excluding capitalized amounts	$599	$501	$491
Income taxes	(54)	109	452
Significant noncash investing activities:[1]			
Accrued capital expenditures	665	363	262
Leases[2]	116	79	32

(1) See Note 18 for non-cash financing activities related to derivative restructuring.
(2) Includes $26 million of finance leases and $90 million of operating leases entered in 2022, $37 million of finance leases and $42 million of operating leases entered in 2021 and $32 million of finance leases entered in 2020.

Distributions from Equity Method Investees

Dominion Energy holds investments that are accounted for under the equity method of accounting and classifies distributions from equity method investees as either cash flows from operating activities or cash flows from investing activities in the Consolidated Statements of Cash Flows according to the nature of the distribution. Distributions received are classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as cash flows from operating activities) or a return of an investment (classified as cash flows from investing activities) when such information is available to Dominion Energy.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. However, the use of a mid-market pricing convention (the mid-point between bid and ask prices) is permitted. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. This includes not only the credit standing of counter-parties involved and the impact of credit enhancements but also the impact of the Companies' own nonperformance risk on their liabilities. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). Dominion Energy applies fair value measurements to certain assets and liabilities including commodity, interest rate and/or foreign currency exchange rate derivative instruments, and other investments including those held in nuclear decommissioning, rabbi, and pension and other postretirement benefit plan trusts, in accordance with the requirements discussed above. Virginia Power applies fair value measurements to certain assets and liabilities including commodity, interest rate and/or foreign currency exchange rate derivative instruments and other investments including those held in the nuclear decommissioning trust, in accordance with the requirements discussed above. The Companies apply credit adjustments to their derivative fair values in accordance with the requirements described above.

INPUTS AND ASSUMPTIONS

Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, price information is sought from external sources, including industry publications, and to a lesser extent, broker quotes. When evaluating pricing information provided by Designated Contract Market settlement pricing, other pricing services, or brokers, the Companies consider the ability to transact at the quoted price, i.e. if the quotes are based on an active market or an inactive market and to the extent which pricing models are used, if pricing is not readily available. If pricing information from external sources is not available, or if the Companies believe that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases the unobservable inputs are developed and substantiated using historical information, available market data, third-party data and statistical analysis. Periodically, inputs to valuation models are reviewed and revised as needed, based on historical information, updated market data, market liquidity and relationships and changes in third-party sources.

For options and contracts with option-like characteristics where observable pricing information is not available from external sources, the Companies generally use a modified Black-Scholes Model that considers time value, the volatility of the underlying commodities and other relevant assumptions when estimating fair value. The Companies use other option models under special circumstances, including but not limited to Spread Approximation Model and a Swing Option Model. For contracts with unique characteristics, the Companies may estimate fair value using a discounted cash flow approach deemed appropriate in the circumstances and applied consistently from period to period. For individual contracts, the use of different valuation models or assumptions could have a significant effect on the contract's estimated fair value.

The inputs and assumptions used in measuring fair value include the following:

Inputs and assumptions	Derivative Contracts			Investments
	Commodity	Interest Rate	Foreign Currency Exchange Rate	
Forward commodity prices	X			
Transaction prices	X			
Price volatility	X			
Price correlation	X			
Volumes	X			
Commodity location	X			
Interest rate curves		X		
Foreign currency forward exchange rates			X	
Quoted securities prices and indices				X
Securities trading information including volume and restrictions				X
Maturity				X
Interest rates	X		X	X
Credit quality of counterparties and the Companies	X	X	X	X
Credit enhancements	X	X		
Notional value		X	X	
Time value	X	X	X	

LEVELS

The Companies also utilize the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities that they have the ability to access at the measurement date. Instruments categorized in Level 1 primarily consist of financial instruments such as certain exchange-traded derivatives and exchange-listed equities, U.S. and international equity securities, mutual funds and certain Treasury securities held in nuclear decommissioning trust funds for the Companies and benefit plan trust funds and rabbi trust funds for Dominion Energy.
- Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived from observable market data by

correlation or other means. Instruments categorized in Level 2 primarily include commodity forwards and swaps, interest rate swaps, foreign currency exchange rate instruments and cash and cash equivalents, corporate debt instruments, government securities and other fixed income investments held in nuclear decommissioning trust funds for the Companies and benefit plan trust funds and rabbi trust funds for Dominion Energy.

- Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability. Instruments categorized in Level 3 for the Companies consist of long-dated commodity derivatives, FTRs, certain natural gas options and other modeled commodity derivatives.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. Alternative investments, consisting of investments in partnerships, joint ventures and other alternative investments held in nuclear decommissioning and benefit plan trust funds, are generally valued using NAV based on the proportionate share of the fair value as determined by reference to the most recent audited fair value financial statements or fair value statements provided by the investment manager adjusted for any significant events occurring between the investment manager's and the Companies' measurement date. Alternative investments recorded at NAV are not classified in the fair value hierarchy.

Transfers out of Level 3 represent assets and liabilities that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2. Because the activity and liquidity of commodity markets vary substantially between regions and time periods, the availability of observable inputs for substantially the full term and value of the Companies' over-the-counter derivative contracts is subject to change.

Derivative Instruments

The Companies are exposed to the impact of market fluctuations in the price of electricity, natural gas and other energy-related products they market and purchase, as well as interest rate and foreign currency exchange rate risks in their business operations. The Companies use derivative instruments such as physical and financial forwards, futures, swaps, options, foreign currency transactions and FTRs to manage the commodity, interest rate and/or foreign currency exchange rate risks of their business operations.

Derivative assets and liabilities are presented gross on the Companies' Consolidated Balance Sheets. Derivative contracts representing unrealized gain positions and purchased options are reported as derivative assets. Derivative contracts representing unrealized losses and options sold are reported as derivative liabilities. All derivatives, except those for which an exception applies, are required to be reported at fair value. One of the exceptions to fair value accounting, normal purchases and normal

sales, may be elected when the contract satisfies certain criteria, including a requirement that physical delivery of the underlying commodity is probable. Expenses and revenues resulting from deliveries under normal purchase contracts and normal sales contracts, respectively, are included in earnings at the time of contract performance. See *Fair Value Measurements* above for additional information about fair value measurements and associated valuation methods for derivatives.

The Companies' derivative contracts include both over-the-counter transactions and those that are executed on an exchange or other trading platform (exchange contracts) and centrally cleared. Over-the-counter contracts are bilateral contracts that are transacted directly with a third party. Exchange contracts utilize a financial intermediary, exchange or clearinghouse to enter, execute or clear the transactions. Certain over-the-counter and exchange contracts contain contractual rights of offset through master netting arrangements, derivative clearing agreements and contract default provisions. In addition, the contracts are subject to conditional rights of offset through counterparty non-performance, insolvency or other conditions.

In general, most over-the-counter transactions and all exchange contracts are subject to collateral requirements. Types of collateral for over-the-counter and exchange contracts include cash, letters of credit, and in some cases, other forms of security, none of which are subject to restrictions.

The Companies do not offset amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Dominion Energy had margin assets of $480 million and $678 million associated with cash collateral at December 31, 2022 and 2021, respectively. Dominion Energy had no margin liabilities associated with cash collateral at December 31, 2022 and 2021. Virginia Power had margin assets of $310 million and $167 million associated with cash collateral at December 31, 2022 and 2021, respectively. Virginia Power had no margin liabilities associated with cash collateral at December 31, 2022 and 2021. See Note 7 for further information about derivatives.

To manage price and interest rate risk, the Companies hold derivative instruments that are not designated as hedges for accounting purposes. However, to the extent the Companies do not hold offsetting positions for such derivatives, they believe these instruments represent economic hedges that mitigate their exposure to fluctuations in commodity prices or interest rates. All income statement activity, including amounts realized upon settlement, is presented in operating revenue, operating expenses, interest and related charges or discontinued operations based on the nature of the underlying risk.

Changes in the fair value of derivative instruments result in the recognition of regulatory assets or regulatory liabilities for jurisdictions subject to cost-based rate regulation. Realized gains or losses on the derivative instruments are generally recognized when the related transactions impact earnings.

DERIVATIVE INSTRUMENTS DESIGNATED AS HEDGING INSTRUMENTS

In accordance with accounting guidance pertaining to derivatives and hedge accounting, the Companies designate a portion of their derivative instruments as either cash flow or fair value hedges for accounting purposes. For derivative instruments that are accounted for as cash flow hedges or fair value hedges, the cash flows from the derivatives and from the related hedged items are classified in operating cash flows.

Cash Flow Hedges

A majority of the Companies' hedge strategies represents cash flow hedges of the variable price risk primarily associated with the use of interest rate swaps to hedge their exposure to variable interest rates on long-term debt. For transactions in which the Companies are hedging the variability of cash flows, changes in the fair value of the derivatives are reported in AOCI, to the extent they are effective at offsetting changes in the hedged item, or as appropriate to regulatory assets or regulatory liabilities. Any derivative gains or losses reported in AOCI are reclassified to earnings when the forecasted item is included in earnings, or earlier, if it becomes probable that the forecasted transaction will not occur. For cash flow hedge transactions, hedge accounting is discontinued if the occurrence of the forecasted transaction is no longer probable.

Fair Value Hedges

Dominion Energy may also designate interest rate swaps as fair value hedges on certain fixed rate long-term debt to manage interest rate exposure. For fair value hedge transactions, changes in the fair value of the derivative are generally offset currently in earnings by the recognition of changes in the hedged item's fair value. Hedge accounting is discontinued if the hedged item no longer qualifies for hedge accounting.

Property, Plant and Equipment

Property, plant and equipment is recorded at lower of original cost or fair value, if impaired. Capitalized costs include labor, materials and other direct and indirect costs such as asset retirement costs, capitalized interest and, for certain operations subject to cost-of-service rate regulation, AFUDC and overhead costs. The cost of repairs and maintenance, including minor additions and replacements, is generally charged to expense as it is incurred.

In 2022, 2021 and 2020, Dominion Energy capitalized interest costs and AFUDC to property, plant and equipment of $112 million, $117 million and $103 million, respectively. In 2022, 2021 and 2020, Virginia Power capitalized AFUDC to property, plant and equipment of $66 million, $78 million and $60 million, respectively.

Under Virginia law, certain Virginia jurisdictional projects qualify for current recovery of AFUDC through rate adjustment clauses. AFUDC on these projects is calculated and recorded as a regulatory asset and is not capitalized to property, plant and equipment. In 2022, 2021 and 2020, Virginia Power recorded $34 million, $35 million and $11 million of AFUDC related to these projects, respectively.

For property subject to cost-of-service rate regulation, including the Companies' electric distribution, electric transmission and generation property and Dominion Energy's natural gas distribution property, the undepreciated cost of such property, less salvage value, is generally charged to accumulated depreciation at retirement. Cost of removal collections from utility customers not representing AROs are recorded as regulatory liabilities. For

property subject to cost-of-service rate regulation that will be abandoned significantly before the end of its useful life, the net carrying value is reclassified from plant-in-service when it becomes probable it will be abandoned and recorded as a regulatory asset for amounts expected to be collected through future rates.

In March 2020, Virginia Power committed to retire certain coal- and oil-fired generating units before the end of their useful lives based on economic and other factors, including but not limited to market power prices and the VCEA. These units will be retired after they meet their capacity obligations to PJM in 2023. As a result, Virginia Power recorded a charge of $751 million ($559 million after-tax) in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for the year ended December 31, 2020. This charge was considered a component of Virginia Power's base rates deemed recovered under the GTSA, subject to review as discussed in Note 13. In addition, see Note 13 for information on the settlement of the 2021 Triennial Review. In 2022 and 2020, Virginia Power recorded charges of $167 million ($124 million after-tax) and $54 million ($40 million after-tax), respectively, in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) associated with dismantling certain of these electric generation facilities.

For property that is not subject to cost-of-service rate regulation, including nonutility property, cost of removal not associated with AROs is charged to expense as incurred. The Companies also record gains and losses upon retirement based upon the difference between the proceeds received, if any, and the property's net book value at the retirement date.

Depreciation of property, plant and equipment is computed on the straight-line method based on projected service lives. The Companies' average composite depreciation rates on utility property, plant and equipment are as follows:

Year Ended December 31,	2022	2021	2020
(percent)			
Dominion Energy[1]			
Generation	**2.71**	2.63	2.51
Transmission	**2.29**	2.47	2.48
Distribution	**2.57**	2.76	2.76
Storage	**1.89**	1.79	1.59
General and other	**3.89**	3.85	4.35
Virginia Power			
Generation	**2.84**	2.69	2.52
Transmission	**2.29**	2.51	2.52
Distribution	**2.76**	3.18	3.19
General and other	**4.78**	5.08	5.09

(1) Excludes rates for depreciation reported as discontinued operations.

In 2020, Virginia Power updated depreciation rates for its nuclear plants to reflect lower depreciation rates as a result of expected approval of license extensions from the NRC. For the year ended December 31, 2020, this adjustment resulted in a decrease of $31 million ($23 million after-tax) in depreciation expense in Virginia Power's Consolidated Statements of Income and an increase to Dominion Energy's EPS of $0.03 per share.

In January 2022, Dominion Energy revised the estimated useful life of its non-jurisdictional and certain nonregulated solar generation facilities to 35 years. This revision resulted in an annual decrease of depreciation expense of $16 million ($12 million after-tax), including $6 million ($4 million after-tax) at Virginia Power, and increased Dominion Energy's EPS by approximately $0.02.

In the first quarter of 2022, Virginia Power revised the depreciation rates for its assets to reflect the results of a new depreciation study. The change resulted in a decrease in depreciation expense in Virginia Power's Consolidated Statements of Income of $60 million ($45 million after-tax) and increased Dominion Energy's EPS by $0.05.

Virginia Power's non-jurisdictional solar generation property, plant and equipment is depreciated using the straight-line method over an estimated useful life of 35 years, effective January 2022.

Capitalized costs of development wells and leaseholds are amortized on a field-by-field basis using the unit-of-production method and the estimated proved developed or total proved gas and oil reserves, at a rate of $1.67 and $1.92 per mcfe in 2022 and 2021, respectively.

Dominion Energy's nonutility property, plant and equipment is depreciated using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Lives
Nonregulated generation-nuclear	**44 years**
Nonregulated generation-other	**15-35 years**
General and other	**5-59 years**

Nuclear fuel used in electric generation is amortized over its estimated service life on a units-of-production basis. The Companies report the amortization of nuclear fuel in electric fuel and other energy-related purchases expense in their Consolidated Statements of Income and in depreciation and amortization in their Consolidated Statements of Cash Flows.

Long-Lived and Intangible Assets

The Companies perform an evaluation for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets or intangible assets with finite lives may not be recoverable. A long-lived or intangible asset is written down to fair value if the sum of its expected future undiscounted cash flows is less than its carrying amount. Intangible assets with finite lives are amortized over their estimated useful lives. See Note 6 for further discussion on the impairment of long-lived assets.

Regulatory Assets and Liabilities

The accounting for the Companies' regulated electric and gas operations differs from the accounting for nonregulated operations in that the Companies are required to reflect the effect of rate regulation in their Consolidated Financial Statements. For regulated businesses subject to federal or state cost-of-service rate regulation, regulatory practices that assign costs to accounting periods may differ from accounting methods generally applied by nonregulated companies. When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred.

The Companies evaluate whether or not recovery of their regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and make various assumptions in their analyses. These analyses are generally based on:
- Orders issued by regulatory commissions, legislation and judicial actions;
- Past experience;
- Discussions with applicable regulatory authorities and legal counsel;
- Forecasted earnings; and
- Considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events and other natural disasters and unplanned outages of facilities.

Generally, regulatory assets and liabilities are amortized into income over the period authorized by the regulator. If recovery of a regulatory asset is determined to be less than probable, it will be written off in the period such assessment is made. A regulatory liability, if considered probable, will be recorded in the period such assessment is made or reversed into earnings if no longer probable. See Notes 12 and 13 to the Consolidated Financial Statements for additional information.

Leases

The Companies lease certain assets including vehicles, real estate, office equipment and other operational assets under both operating and finance leases. For the Companies' operating leases, rent expense is recognized on a straight-line basis over the term of the lease agreement, subject to regulatory framework. Rent expense associated with operating leases, short-term leases and variable leases is primarily recorded in other operations and maintenance expense in the Companies' Consolidated Statements of Income. Rent expense associated with finance leases results in the separate presentation of interest expense on the lease liability and amortization expense of the related right-of-use asset in the Companies' Consolidated Statements of Income or, subject to regulatory framework, is deferred within regulatory assets in the Consolidated Balance Sheets and amortized into the Consolidated Statements of Income.

Certain of the Companies' leases include one or more options to renew, with renewal terms that can extend the lease from one to 70 years. The exercise of renewal options is solely at the Companies' discretion and is included in the lease term if the option is reasonably certain to be exercised. A right-of-use asset and corresponding lease liability for leases with original lease terms of one year or less are not included in the Consolidated Balance Sheets, unless such leases contain renewal options that the Companies are reasonably certain will be exercised. Additionally, certain of the Companies' leases contain escalation clauses whereby payments are adjusted for consumer price or other indices or contain fixed dollar or percentage increases. The Companies also have leases with variable payments based upon usage of, or revenues associated with, the leased assets.

Combined Notes to Consolidated Financial Statements, Continued

The determination of the discount rate utilized has a significant impact on the calculation of the present value of the lease liability included in the Companies' Consolidated Balance Sheets. For the Companies' fleet of leased vehicles, the discount rate is equal to the prevailing borrowing rate earned by the lessor. For the Companies' remaining leased assets, the discount rate implicit in the lease is generally unable to be determined from a lessee perspective. As such, the Companies use internally-developed incremental borrowing rates as a discount rate in the calculation of the present value of the lease liability. The incremental borrowing rates are determined based on an analysis of the Companies' publicly available unsecured borrowing rates, adjusted for a collateral discount, over various lengths of time that most closely correspond to the Companies' lease maturities.

In addition, Dominion Energy acts as lessor under certain power purchase agreements in which the counterparty or counterparties purchase substantially all of the output of certain solar facilities. These leases are considered operating in nature. For such leasing arrangements, rental revenue and an associated accounts receivable are recorded when the monthly output of the solar facility is determined. Depreciation on these solar facilities is computed on a straight-line basis primarily over an estimated useful life of 35 years, effective January 2022.

Asset Retirement Obligations

The Companies recognize AROs at fair value as incurred or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement activities to be performed, for which a legal obligation exists. These amounts are generally capitalized as costs of the related tangible long-lived assets. Since relevant market information is not available, fair value is estimated using discounted cash flow analyses. Quarterly, the Companies assess their AROs to determine if circumstances indicate that estimates of the amounts or timing of future cash flows associated with retirement activities have changed. AROs are adjusted when significant changes in the amounts or timing of future cash flows are identified. Dominion Energy reports accretion of AROs and depreciation on asset retirement costs associated with its natural gas pipelines of its distribution business as an adjustment to the related regulatory assets or liabilities when revenue is recoverable from customers for AROs. The Companies report accretion of AROs and depreciation on asset retirement costs associated with decommissioning its nuclear power stations as an adjustment to the regulatory asset or liability for certain jurisdictions. Additionally, the Companies report accretion of AROs and depreciation on asset retirement costs associated with certain rider and prospective rider projects and other electric generation and distribution facilities as an adjustment to the regulatory asset for certain jurisdictions. Accretion of all other AROs and depreciation of all other asset retirement costs are reported in other operations and maintenance expense and depreciation expense, respectively, in the Consolidated Statements of Income.

Debt Issuance Costs

The Companies defer and amortize debt issuance costs and debt premiums or discounts over the expected lives of the respective debt issues, considering maturity dates and, if applicable, redemption rights held by others. Deferred debt issuance costs are recorded as a reduction in long-term debt in the Consolidated Balance Sheets. Amortization of the issuance costs is reported as

interest expense. Unamortized costs associated with redemptions of debt securities prior to stated maturity dates are generally recognized and recorded in interest expense immediately. As permitted by regulatory authorities, gains or losses resulting from the refinancing or redemption of debt allocable to utility operations subject to cost-based rate regulation are deferred and amortized.

Investments

Debt Securities

Dominion Energy accounts for and classifies investments in debt securities as trading or available-for-sale securities. Virginia Power classifies investments in debt securities as available-for-sale securities.

- *Debt securities classified as trading securities* include securities held by Dominion Energy in rabbi trusts associated with certain deferred compensation plans. These securities are reported in other investments in the Consolidated Balance Sheets at fair value with net realized and unrealized gains and losses included in other income in the Consolidated Statements of Income.

- *Debt securities classified as available-for-sale securities* include all other debt securities, primarily comprised of securities held in the nuclear decommissioning trusts. These investments are reported at fair value in nuclear decommissioning trust funds in the Consolidated Balance Sheets. Net realized and unrealized gains and losses (including any credit-related impairments) on investments held in nuclear decommissioning trusts are deferred to a regulatory asset or liability, as applicable, for certain jurisdictions subject to cost-based regulation. For all other available-for-sale debt securities, including those held in Dominion Energy's nonregulated generation nuclear decommissioning trusts, net realized gains and losses (including any credit-related impairments) are included in other income and unrealized gains and losses are reported as a component of AOCI, after-tax.

In determining realized gains and losses for debt securities, the cost basis of the security is based on the specific identification method.

Credit Impairment

The Companies periodically review their available-for-sale debt securities to determine whether a decline in fair value should be considered credit related. If a decline in the fair value of any available-for-sale debt security is determined to be credit related, the credit-related impairment is recorded to an allowance included in nuclear decommissioning trust funds in the Companies' Consolidated Balance Sheets at the end of the reporting period, with such allowance for credit losses subject to reversal in subsequent evaluations.

Using information obtained from their nuclear decommissioning trust fixed-income investment managers, the Companies record in earnings, or defer as applicable for certain jurisdictions subject to cost-based regulation, any unrealized loss for a debt security when the manager intends to sell the debt security or it is more-likely-than-not that the manager will have to sell the debt security before recovery of its fair value up to its cost basis. If that is not the case, but the debt security is deemed to have experienced a credit loss, the Companies record the credit loss in earnings or defer as applicable for certain jurisdictions subject to cost-based regulation, with the remaining non-credit portion of the unrealized loss recorded in AOCI. Credit losses are evaluated primarily by considering the credit ratings of the issuer, prior instances of non-performance by the issuer and other factors

EQUITY SECURITIES WITH READILY DETERMINABLE FAIR VALUES

Equity securities with readily determinable fair values include securities held by Dominion Energy in rabbi trusts associated with certain deferred compensation plans and securities held by the Companies in the nuclear decommissioning trusts. The Companies record all equity securities with a readily determinable fair value, or for which they are permitted to estimate fair value using NAV (or its equivalent), at fair value in nuclear decommissioning trust funds and other investments in the Consolidated Balance Sheets. Net realized and unrealized gains and losses on equity securities held in the nuclear decommissioning trusts are deferred to a regulatory asset or liability, as applicable, for certain jurisdictions subject to cost-based regulation. For all other equity securities, including those held in Dominion Energy's non-regulated generation nuclear decommissioning trusts and rabbi trusts, net realized and unrealized gains and losses are included in other income in the Consolidated Statements of Income.

EQUITY SECURITIES WITHOUT READILY DETERMINABLE FAIR VALUES

The Companies account for illiquid and privately held securities without readily determinable fair values under either the equity method or cost method. Equity securities without readily determinable fair values include:

- *Equity method investments* when the Companies have the ability to exercise significant influence, but not control, over the investee. Dominion Energy's investments are included in investments in equity method affiliates in its Consolidated Balance Sheets, except for the liability to Atlantic Coast Pipeline or where such investments are classified as held for sale. Dominion Energy records equity method adjustments in other income in its Consolidated Statements of Income, including its proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, amortization of certain differences between the carrying value and the equity in the net assets of the investee at the date of investment and other adjustments required by the equity method.
- *Cost method investments* when the Companies do not have the ability to exercise significant influence over the investee. The Companies' investments are included in other investments and nuclear decommissioning trust funds. Cost method investments are reported at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Other-Than-Temporary Impairment

The Companies periodically review their equity method investments to determine whether a decline in fair value should be

considered other-than-temporary. If a decline in the fair value of any security is determined to be other-than-temporary, the investment is written down to its fair value at the end of the reporting period.

Inventories

Materials and supplies and fossil fuel inventories are valued primarily using the weighted-average cost method. Stored gas inventory is valued using the weighted-average cost method, except for East Ohio gas distribution operations, which are valued using the LIFO method. Under the LIFO method, current stored gas inventory was valued at $14 million and $26 million at December 31, 2022 and December 31, 2021, respectively. Based on the average price of gas purchased during 2022 and 2021, the cost of replacing the current portion of stored gas inventory exceeded the amount stated on a LIFO basis by $129 million and $74 million, respectively.

In 2022, Dominion Energy wrote off certain inventory balances associated with certain nonrenewable electric generation facilities resulting in a $40 million charge ($30 million after-tax) recorded in impairments and other charges (reflected in the Corporate and Other segment) in its Consolidated Statements of Income, including $19 million ($14 million after-tax) at Virginia Power for inventory not expected to be utilized at such facilities prior to their planned retirement in the first half of 2023.

Goodwill

Dominion Energy evaluates goodwill for impairment annually as of April 1 and whenever an event occurs or circumstances change in the interim that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

New Accounting Standards

DEBT WITH CONVERSION OPTIONS AND CONTRACTS IN AN ENTITY'S OWN EQUITY

In August 2020, the FASB issued revised accounting guidance for debt with conversion options and contracts in an entity's own equity. The revised guidance eliminates the ability to assert cash settlement and exclude potential shares from the diluted EPS calculation for a contract that may be settled in stock or cash. The guidance became effective for Dominion Energy's interim and annual reporting periods beginning January 1, 2022. Upon adoption, Dominion Energy applied the guidance using a modified retrospective approach and continued to apply the if-converted method to calculate diluted EPS in connection with any potentially dilutive instruments, or components of instruments, that may be settled in stock or cash.

NOTE 3. ACQUISITIONS AND DISPOSITIONS

Disposition of Gas Transmission & Storage Operations

In July 2020, Dominion Energy entered into an agreement with BHE with a total value of approximately $10 billion, comprised of approximately $4.0 billion of cash consideration (subject to customary closing adjustments) plus the assumption of long-term debt, to sell substantially all of its gas transmission and storage operations, including processing assets, as well as noncontrolling partnership interests in Iroquois, JAX LNG and White River Hub and a controlling interest in Cove Point (consisting of 100% of the general partner interest and 25% of the total limited partner interests). The agreement provides that Dominion Energy retains the assets and obligations of the pension and other postretirement employee benefit plans associated with the operations included in the transaction and relating to services provided through closing. In October 2020, pursuant to a provision in the agreement with BHE, Dominion Energy elected to exclude the Q-Pipe Group and certain other affiliated entities from the transaction as approval under the Hart-Scott-Rodino Act had not been obtained by mid-September 2020. Concurrently in October 2020, Dominion Energy and BHE entered into a separate agreement under which Dominion Energy would sell the Q-Pipe Group and certain other affiliated entities to BHE for cash consideration of $1.3 billion and the assumption of related long-term debt.

In November 2020, Dominion Energy completed the GT&S Transaction and received cash proceeds of $2.7 billion. This transaction was structured as an asset sale for tax purposes. Dominion Energy retained a 50% noncontrolling interest in Cove Point that is accounted for as an equity method investment upon closing of the GT&S Transaction as Dominion Energy has the ability to exercise significant influence over, but not control, Cove Point. The retained 50% noncontrolling interest in Cove Point was recognized at its initial fair value of $2.8 billion on the date of close estimated using an income approach and a market approach. The valuation is considered a Level 3 fair value measurement due to the use of significant judgment and unobservable inputs, including projected timing and amount of future cash flows and a discount rate reflecting risks inherent in the future cash flows and market prices. Upon closing the GT&S Transaction, Dominion Energy recognized a gain of $127 million (net of a $1.4 billion write-off of goodwill and a $222 million closing adjustment paid to BHE in December 2020) and an associated tax expense of $336 million, presented in net income (loss) from discontinued operations including noncontrolling interest in Dominion Energy's Consolidated Statements of Income.

In connection with closing of the GT&S Transaction, Dominion Energy and BHE entered into a transition services agreement under which Dominion Energy will continue to provide specified administrative services to support the operations of the disposed business for up to 24 months after closing, subsequently extended through June 2023 for certain services. In addition, BHE provided certain administrative services to Dominion Energy through December 2022. Dominion Energy recorded $20 million, $21 million and $4 million associated with the transition services agreement in operating revenue in the Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020, respectively.

Also in November 2020, BHE provided a $1.3 billion deposit to Dominion Energy on the Q-Pipe Transaction. In July 2021, Dominion Energy and BHE mutually agreed to terminate the Q-Pipe Transaction as a result of uncertainty associated with receiving approval under the Hart-Scott-Rodino Act. Also in July 2021, Dominion Energy entered into an approximately $1.3 billion term loan credit agreement and borrowed the full amount available thereunder. The agreement matured in December 2021 and bore interest at a variable rate. The proceeds were utilized to repay the deposit received from BHE on the Q-Pipe Transaction. Upon completion of a sale of the Q-Pipe Group, Dominion Energy was required to utilize the net proceeds to repay any outstanding balances under the term loan agreement.

In October 2021, Dominion Energy entered into an agreement with Southwest Gas to sell the Q-Pipe Group. The total value of this transaction was approximately $2 billion, comprised of approximately $1.5 billion of cash consideration (subject to customary closing adjustments) plus the assumption of long-term debt. The agreement provided that Dominion Energy retain the assets and obligations of the pension and other postretirement employee benefit plans associated with the operations included in the transaction and relating to services provided through closing.

In December 2021, Dominion Energy completed the sale of the Q-Pipe Group and received cash proceeds of $1.5 billion. This transaction was structured as an asset sale for tax purposes. Upon closing, Dominion Energy recognized a gain of $666 million (net of a $191 million write-off of goodwill) and an associated tax expense of $173 million, presented in net income (loss) from discontinued operations including noncontrolling interest in Dominion Energy's Consolidated Statements of Income. Also in December 2021, Dominion Energy used the net proceeds from the sale to repay all outstanding balances under the July 2021 term loan agreement and terminated the term loan agreement. In 2022, Dominion Energy recognized a gain of $27 million ($20 million after-tax) in discontinued operations in its Consolidated Statements of Income associated with the finalization of working capital adjustments.

In connection with the closing of the sale of the Q-Pipe Group, Dominion Energy and Southwest Gas entered into a transition services agreement under which Dominion Energy will continue to provide specified administrative services to support the operations of the disposed businesses for up to 12 months after closing, subsequently extended through July 2023 for certain services. Dominion Energy recorded $6 million associated with the transition services agreement in operating revenue in the Consolidated Statements of Income for the year ended December 31, 2022.

The operations included in both the GT&S Transaction and the Q-Pipe Group are presented in discontinued operations effective July 2020. As a result, depreciation and amortization ceased on the applicable assets. As Cove Point had previously been consolidated within Dominion Energy's financial statements, balances associated with Cove Point prior to the closing of the GT&S Transaction are presented within discontinued operations. See Note 9 for additional information regarding Dominion Energy's equity method investment in Cove Point.

The following table represents selected information regarding the results of operations, which were reported within discontinued operations in Dominion Energy's Consolidated Statements of Income:

	Year Ended December 31, 2021	Year Ended December 31, 2020	
	Q-Pipe Group[1]	GT&S Transaction[1]	Q-Pipe Group
(millions)			
Operating revenue	$254	$1,710	$246
Operating expense[2]	76	1,289	96
Other income[3]	28	88	1
Interest and related charges[4]	25	372	20
Income before income taxes	181	137	131
Income tax expense (benefit)[5]	36	334	(9)
Net income (loss) including noncontrolling interests	145	(197)	140
Noncontrolling interests	—	106	—
Net income (loss) attributable to Dominion Energy	$145	$ (303)	$140

(1) Operations associated with the Q-Pipe Group are through the December 31, 2021 closing date. Operations associated with the GT&S Transaction are through the November 1, 2020 closing date.
(2) GT&S Transaction includes a charge of $482 million ($359 million after-tax) recorded in 2020 associated with the probable abandonment of a significant portion of the Supply Header Project as well as the establishment of a $75 million ARO as a result of the cancellation of the Atlantic Coast Pipeline Project.
(3) Q-Pipe Group includes a $25 million benefit associated with the termination of the Q-Pipe Transaction in 2021.
(4) GT&S Transaction includes a loss of $237 million ($178 million after-tax) recorded in 2020 associated with cash flow hedges of debt-related items that were determined to be probable of not occurring.
(5) Excludes $17 million income tax benefit recorded in 2021 associated with the GT&S Transaction.

Capital expenditures and significant noncash items relating to the disposal groups included the following:

	Year Ended December 31, 2021	Year Ended December 31, 2020	
	Q-Pipe Group[1]	GT&S Transaction[1]	Q-Pipe Group
(millions)			
Capital expenditures	$34	$292	$38
Significant noncash items			
Impairment of assets and other charges	—	469	—
Depreciation, depletion and amortization	—	177	27
Accrued capital expenditures	—	—	1

(1) Operations associated with the Q-Pipe Group are through the December 31, 2021 closing date. Operations associated with the GT&S Transaction are through the November 1, 2020 closing date.

In October 2020, Dominion Energy settled various derivatives related to, but not included in, the GT&S Transaction for a payment of $165 million.

Sale of Hope

In February 2022, Dominion Energy entered into an agreement to sell 100% of the equity interests in Hope to Ullico for $690 million of cash consideration, subject to customary closing adjustments, which closed in August 2022 after all customary closing and regulatory conditions were satisfied, including clearance under the Hart-Scott-Rodino Act and approval from the West Virginia Commission. The sale was treated as a stock sale for tax purposes.

In connection with closing, Dominion Energy recognized a pre-tax gain of $14 million, inclusive of customary closing adjustments, (net of $110 million write-off of goodwill which was not deductible for tax purposes) in losses (gains) on sales of assets in its Consolidated Statements of Income. The transaction resulted in an after-tax loss of $84 million. Upon meeting the classification as held for sale in the first quarter of 2022 and through the second quarter of 2022, Dominion Energy had recorded charges of $90 million in deferred income tax expense in its Consolidated Statements of Income to reflect the recognition of deferred taxes on the outside basis of Hope's stock. This deferred income tax expense reversed upon closing of the sale and became a component of current income tax expense on the sale disclosed above. See Note 5 for additional information. In addition, a curtailment was recorded related to other postretirement benefit plans as discussed in Note 22.

All activity related to Hope prior, or not related, to closing is included in Gas Distribution, with remaining activity reflected in the Corporate and Other segment.

Sale of Kewaunee

In May 2021, Dominion Energy entered into an agreement to sell 100% of the equity interests in Dominion Energy Kewaunee, Inc. to EnergySolutions, including the transfer of all decommissioning obligations associated with Kewaunee, which ceased operations in 2013. The sale closed in June 2022 following approval from the Wisconsin Commission in May 2022 and NRC approval of a requested license transfer in March 2022. The sale was treated as an asset sale for tax purposes and Dominion Energy retained the assets and obligations of the pension and other postretirement employee benefit plans. EnergySolutions is subject to the Wisconsin regulatory conditions agreed to by Dominion Energy upon its acquisition of Kewaunee, including the return of any excess decommissioning funds to WPSC and WP&L customers following completion of all decommissioning activities.

In the second quarter of 2022, Dominion Energy recorded a loss of $649 million ($513 million after-tax), recorded in losses (gains) on sales of assets in its Consolidated Statements of Income, primarily related to the difference between the nuclear decommissioning trust and AROs. Prior to its receipt, there had been uncertainty as to the timing of or ability to obtain approval from the Wisconsin Commission. Prior to closing, Dominion Energy withdrew $80 million from the nuclear decommissioning trust to recover certain spent nuclear fuel and other permitted costs.

All activity related to Kewaunee prior to closing is included in Contracted Assets, with remaining activity reflected in the Corporate and Other segment.

Acquisition of Birdseye

In May 2021, Dominion Energy acquired 100% of the ownership interest in Birdseye from BRE Holdings, LLC for total consideration of $46 million, consisting of $28 million in cash and $18 million, measured at fair value at closing, of consideration contingent on the achievement of certain revenue targets and future development project sales. Birdseye is primarily engaged in the development of solar energy projects in southeastern states in the U.S. with 2.5 GW of solar generation projects under development at acquisition. The allocation of the purchase price resulted in $25 million of development project assets, primarily reflected in other deferred charges and other assets in Dominion Energy's Consolidated Balance Sheets, and $24 million of goodwill, which is not deductible for tax purposes. The goodwill reflects the value associated with enhancing Dominion Energy's development of regulated and long-term contracted solar generating and electric storage projects. The fair value measurements, including of the assets acquired, were determined using the income approach and are considered Level 3 fair value measurements due to the use of significant judgmental and unobservable inputs, including projected timing and amount of future cash flows. Birdseye is included in Contracted Assets.

NOTE 4. OPERATING REVENUE

The Companies' operating revenue consists of the following:

Year Ended December 31,	Dominion Energy			Virginia Power		
	2022	2021	2020	**2022**	2021	2020
(millions)						
Regulated electric sales:						
Residential	**$ 5,261**	$ 4,509	$ 4,833	**$4,039**	$3,366	$3,677
Commercial	**4,480**	3,194	3,102	**3,647**	2,417	2,342
Industrial	**901**	748	730	**472**	367	380
Government and other retail	**1,235**	921	868	**1,172**	862	804
Wholesale	**234**	175	128	**132**	107	90
Nonregulated electric sales	**1,249**	1,005	823	**68**	44	19
Regulated gas sales:						
Residential	**1,816**	1,455	1,283			
Commercial	**714**	527	457			
Other	**208**	135	88			
Nonregulated gas sales	**25**	96	174			
Regulated gas transportation and storage	**1,047**	945	801			
Other regulated revenues	**313**	265	327	**277**	234	299
Other nonregulated revenues[1][2]	**242**	195	138	**61**	73	50
Total operating revenue from contracts with customers	**17,725**	14,170	13,752	**9,868**	7,470	7,661
Other revenues[1][3][4]	**(551)**	(206)	420	**(214)**	—	102
Total operating revenue	**$17,174**	$13,964	$14,172	**$9,654**	$7,470	$7,763

(1) See Note 25 for amounts attributable to related parties and affiliates.
(2) Includes sales which are considered to be goods transferred at a point in time of $45 million, $34 million and $22 million for the years ended December 31, 2022, 2021 and 2020, respectively, at Dominion Energy, primarily consisting of sales of commodities related to nonregulated extraction activities and other miscellaneous products. Additionally, sales of renewable energy credits were $42 million, $33 million and $20 million for the years ended December 31, 2022, 2021 and 2020, respectively, at Dominion Energy and $18 million, $21 million and $11 million for the years ended December 31, 2022, 2021 and 2020, respectively, at Virginia Power.
(3) Includes alternative revenue of $95 million, $56 million and $119 million at Dominion Energy and $72 million, $44 million and $82 million at Virginia Power for years ended December 31, 2022, 2021 and 2020, respectively.
(4) Includes revenue associated with services provided to discontinued operations of $5 million and $4 million for the years ended December 31, 2021 and 2020, respectively, at Dominion Energy.

The table below discloses the aggregate amount of the transaction price allocated to fixed-price performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period and when Dominion Energy expects to recognize this revenue. These revenues relate to contracts containing fixed prices where Dominion Energy will earn the associated revenue over time as it stands ready to perform services provided. This disclosure does not include revenue related to performance obligations that are part of a contract with original durations of one year or less. In addition, this disclosure does not include expected consideration related to performance obligations for which Dominion Energy elects to recognize revenue in the amount it has a right to invoice.

Revenue expected to be recognized on multi-year contracts in place at December 31, 2022	2023	2024	2025	2026	2027	Thereafter	Total
(millions)							
Dominion Energy[1]	**$68**	**$61**	**$54**	**$48**	**$46**	**$402**	**$679**

(1) Includes no amounts for Virginia Power.

Contract liabilities represent an entity's obligation to transfer goods or services to a customer for which the entity has received consideration, or the amount that is due, from the customer. At December 31, 2022 and 2021, Dominion Energy's contract liability balances were $150 million and $124 million, respectively. At December 31, 2022 and 2021, Virginia Power's contract liability balances were $39 million and $33 million, respectively. The Companies' contract liabilities are recorded in other current liabilities and other deferred credits and other liabilities in the Consolidated Balance Sheets. The Companies recognize revenue as they fulfill their obligations to provide service to their customers. During the years ended December 31, 2022 and 2021, Dominion Energy recognized revenue of $118 million and $124 million from the beginning contract liability balance. During the years ended December 31, 2022 and 2021, Virginia Power recognized revenue of $33 million and $36 million, respectively, from the beginning contract liability balance.

Combined Notes to Consolidated Financial Statements, Continued

NOTE 5. INCOME TAXES

Judgment and the use of estimates are required in developing the provision for income taxes and reporting of tax-related assets and liabilities. The interpretation of tax laws and associated regulations involves uncertainty, since tax authorities may interpret the laws differently. The Companies are routinely audited by federal and state tax authorities. Ultimate resolution of income tax matters may result in favorable or unfavorable impacts to net income and cash flows, and adjustments to tax-related assets and liabilities could be material.

In August 2022, the IRA was enacted which, among other things, extends the investment and production tax credits for clean energy technologies until at least 2032 and imposes a 15% alternative minimum tax on GAAP net income, as adjusted for certain items, of corporations greater than $1 billion for tax years beginning after December 31, 2022. The IRA did not impact the measurement of the Companies' deferred income taxes or change the assessment of the realizability of deferred tax assets. The Companies continue to monitor and evaluate the impacts of the IRA, including changes in interpretations, if any, as guidance is issued and finalized.

In July 2020, the U.S. Department of Treasury issued final regulations providing guidance about the limitation on the deduction for business interest expenses under the 2017 Tax Reform Act. Under the 2017 Tax Reform Act, deductions for net interest expense are limited to 30% of adjusted taxable income, which prior to 2022, was defined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). For tax years beginning after December 31, 2021, the calculation of adjusted taxable income is defined similarly to EBIT (earnings before interest and taxes). For consolidated groups such as Dominion Energy that have both regulated and nonregulated operations, these rules may result in a temporary disallowance of a portion of Dominion Energy's interest deductions in the future, although any interest disallowed has an indefinite carryforward period.

As indicated in Note 2, certain of the Companies' operations, including accounting for income taxes, are subject to regulatory accounting treatment. For regulated operations, many of the changes in deferred taxes from the 2017 Tax Reform Act represent amounts probable of collection from or return to customers and were recorded as either an increase to a regulatory asset or liability.

Continuing Operations

Details of income tax expense for continuing operations including noncontrolling interests were as follows:

	Dominion Energy			Virginia Power		
Year Ended December 31,	**2022**	2021	2020	**2022**	2021	2020
(millions)						
Current:						
Federal	**$ 7**	$(162)	$(314)	**$ 17**	$ 67	$ 364
State	**46**	45	(81)	**(17)**	(13)	71
Total current expense (benefit)	**53**	(117)	(395)	**—**	54	435
Deferred:						
Federal						
Taxes before operating loss carryforwards and investment tax credits	**62**	151	12	**212**	145	(226)
Tax utilization expense of operating loss carryforwards	**36**	43	44	**—**	—	—
Investment tax credits	**(129)**	250	311	**(148)**	(39)	(27)
State	**32**	(19)	72	**112**	118	7
Total deferred expense (benefit)	**1**	425	439	**176**	224	(246)
Investment tax credit-gross deferral	**18**	121	42	**18**	121	42
Investment tax credit-amortization	**(4)**	(4)	(3)	**(3)**	(2)	(2)
Total income tax expense	**$ 68**	$ 425	$ 83	**$ 191**	$397	$ 229

In 2021, Dominion Energy's current income taxes reflect a benefit from continuing operations as the income tax expense associated with the Q-Pipe Group's operations, including taxes on the gain, is reflected in discontinued operations. Dominion Energy's income tax expense reflects the utilization of investment tax credit carryforwards to offset a portion of the federal tax gain on the sale.

In 2020, Dominion Energy's current income taxes reflect a benefit from continuing operations as the income tax expense associated with gas transmission and storage operations, including taxes on the gain, is reflected in discontinued operations. Dominion Energy's income tax expense reflects the utilization of investment tax credit carryforwards to offset a portion of the federal tax gain on the sale. In addition, an $18 million income tax benefit is reflected in common shareholders' equity associated with state deferred taxes on assets and liabilities retained in connection with the GT&S Transaction.

Discontinued Operations

Income tax expense (benefit) reflected in discontinued operations is $8 million, $188 million, and $(204) million for the years ended December 31, 2022, 2021 and 2020, respectively. 2021 income taxes include a $14 million benefit related to finalizing income tax returns on the GT&S Transaction and the absence of a $36 million benefit on non-deductible goodwill written off in connection with the sale of the Q-Pipe Group. The 2020 income tax expense reflects a charge of $81 million for the write-off of tax-related regulatory assets associated with the Atlantic Coast Pipeline Project and the absence of a $236 million benefit on non-deductible goodwill written off in connection with the GT&S Transaction.

Continuing Operations

For continuing operations including noncontrolling interests, the statutory U.S. federal income tax rate reconciles to the Companies' effective income tax rate as follows:

Year Ended December 31,	Dominion Energy			Virginia Power		
	2022	2021	2020	**2022**	2021	2020
U.S. statutory rate	**21.0%**	21.0%	21.0%	**21.0%**	21.0%	21.0%
Increases (reductions) resulting from:						
Recognition of taxes—sale of subsidiary stock	**8.7**	—	—			
Recognition of taxes—privatization intercompany gain	**—**	—	—	**2.4**	—	—
State taxes, net of federal benefit	**3.9**	2.6	2.0	**4.6**	4.6	4.8
Investment tax credits	**(12.7)**	(3.2)	(9.6)	**(9.1)**	(3.0)	(4.5)
Production tax credits	**(1.4)**	(0.4)	(0.7)	**(1.0)**	(0.6)	(0.7)
Valuation allowances	**—**	0.1	0.9	**—**	—	—
Reversal of excess deferred income taxes	**(11.5)**	(3.2)	(5.4)	**(3.8)**	(2.1)	(2.2)
State legislative change	**(0.2)**	(0.7)	—	**—**	(0.7)	—
Change in tax status	**—**	—	(1.7)	**—**	—	—
AFUDC—equity	**(0.7)**	(0.4)	(0.2)	**(0.4)**	(0.5)	—
Changes in state deferred taxes associated with assets held for sale	**0.5**	(0.3)	(3.2)			
Absence of tax on noncontrolling interest	**—**	(0.1)	3.8			
Settlements of uncertain tax positions	**—**	(1.2)	—	**—**	—	—
Employee stock ownership plan deduction	**(0.8)**	(0.3)	(0.9)			
Other, net	**(0.3)**	(0.2)	(0.1)	**(0.1)**	0.1	(0.1)
Effective tax rate	**6.5%**	13.7%	5.9%	**13.6%**	18.8%	18.3%

As described in Note 3, Dominion Energy sold 100% of the equity interests in Hope in a stock sale for income tax purposes. Dominion Energy's 2022 effective tax rate reflects the current income tax expense on the sale of Hope's stock. As described in Note 9, Virginia Power transferred its existing privatization operations in Virginia to Dominion Energy, and Dominion Energy contributed these assets to Dominion Privatization. As the original owner of these privatization assets, Virginia Power is required to recognize the income tax expense on Dominion Energy's transaction with Dominion Privatization. As such, Virginia Power's effective tax rate reflects an income tax expense of $34 million on this transaction.

In December 2021, unrecognized tax benefits related to several state uncertain tax positions acquired in the SCANA Combination were effectively settled through negotiations with the taxing authority. Management believed it was reasonably possible these unrecognized tax benefits could decrease through settlement negotiations or payments during 2021, however no income tax benefits could be recognized unless or until the positions were effectively settled. Resolution of these uncertain tax positions decreased income tax expense by $38 million. In addition, the Companies' effective tax rates reflect the benefit of a state legislative change enacted in April 2021 for tax years beginning January 1, 2022. Dominion Energy's effective tax rate reflects a $21 million deferred tax benefit, inclusive of a $16 million deferred tax benefit at Virginia Power.

Dominion Energy's 2020 effective tax rate reflects an income tax benefit of $45 million associated with the remeasurement of consolidated state deferred taxes with the classification of gas transmission and storage operations as held for sale. In addition, Dominion Energy's effective tax rate reflects an income tax expense of $55 million attributable to the noncontrolling interest primarily associated with the impairment of non-wholly-owned nonregulated solar facilities held in partnerships discussed in Note 10.

The Companies' deferred income taxes consist of the following:

At December 31,	Dominion Energy		Virginia Power	
	2022	2021	**2022**	2021
(millions)				
Deferred income taxes:				
Total deferred income tax assets	**$ 2,869**	$ 3,025	**$1,535**	$1,373
Total deferred income tax liabilities	**9,267**	9,397	**4,701**	4,286
Total net deferred income tax liabilities	**$ 6,398**	$ 6,372	**$3,166**	$2,913
Total deferred income taxes:				
Plant and equipment, primarily depreciation method and basis differences	**$ 5,545**	$ 6,017	**$3,355**	$3,327
Excess deferred income taxes	**(1,060)**	(1,107)	**(616)**	(629)
Unrecovered NND Project costs	**479**	508		
DESC rate refund	**(89)**	(113)		
Toshiba Settlement	**(162)**	(189)		
Nuclear decommissioning	**1,001**	1,114	**311**	324
Deferred state income taxes	**892**	857	**566**	420
Federal benefit of deferred state income taxes	**(199)**	(179)	**(119)**	(88)
Deferred fuel, purchased energy and gas costs	**579**	189	**403**	126
Pension benefits	**414**	362	**(105)**	(119)
Other postretirement benefits	**73**	73	**111**	93
Loss and credit carryforwards	**(1,790)**	(1,571)	**(751)**	(537)
Valuation allowances	**138**	140	**7**	6
Partnership basis differences	**470**	398		
Other	**107**	(127)	**4**	(10)
Total net deferred income tax liabilities	**$ 6,398**	$ 6,372	**$3,166**	$2,913
Deferred Investment Tax Credits – Regulated Operations	**300**	286	**286**	270
Total Deferred Taxes and Deferred Investment Tax Credits	**$ 6,698**	$ 6,658	**$3,452**	$3,183

At December 31, 2022, Dominion Energy had the following deductible loss and credit carryforwards:

	Deductible Amount	Deferred Tax Asset	Valuation Allowance	Expiration Period
(millions)				
Federal losses	$ 794	$ 167	$ —	2037
Federal investment credits	—	874	—	2036-2042
Federal production and other credits	—	84	—	2036-2042
State losses	5,711	306	(51)	2023-2042
State minimum tax credits	—	271	—	No expiration
State investment and other credits	—	128	(87)	2023-2032
Total	$6,505	$1,830	$(138)	

At December 31, 2022, Virginia Power had the following deductible loss and credit carryforwards:

	Deductible Amount	Deferred Tax Asset	Valuation Allowance	Expiration Period
(millions)				
Federal losses	$ —	$ —	$—	
Federal investment credits	—	631	—	2036-2042
Federal production and other credits	—	80	—	2036-2042
State losses	513	31	—	2042
State investment and other credits	—	9	(7)	2024
Total	$513	$751	$(7)	

A reconciliation of changes in Dominion Energy's unrecognized tax benefits follows. Virginia Power does not have any unrecognized tax benefits in the periods presented:

	Dominion Energy		
	2022	2021	2020
(millions)			
Beginning balance	**$128**	$167	$175
Increases-prior period positions	**8**	48	18
Decreases-prior period positions	**(8)**	(59)	(19)
Increases-current period positions	**2**	2	1
Settlements with tax authorities	**(3)**	(26)	—
Expiration of statutes of limitations	**(10)**	(4)	(8)
Ending balance	**$117**	$128	$167

Certain unrecognized tax benefits, or portions thereof, if recognized, would affect the effective tax rate. Changes in these unrecognized tax benefits may result from remeasurement of amounts expected to be realized, settlements with tax authorities and expiration of statutes of limitations. For Dominion Energy and its subsidiaries, these unrecognized tax benefits were $64 million, $72 million and $140 million at December 31, 2022, 2021 and 2020, respectively. In discontinued operations, these unrecognized tax benefits were $33 million at both December 31, 2022 and 2021. For Dominion Energy, the change in these unrecognized tax benefits decreased income tax expense by $7 million, $34 million and $6 million in 2022, 2021 and 2020, respectively. For discontinued operations, the change in these unrecognized tax benefits increased income tax expense by $5 million in 2020.

Dominion Energy participates in the IRS Compliance Assurance Process which provides the opportunity to resolve complex tax matters with the IRS before filing its federal income tax returns, thus achieving certainty for such tax return filing positions agreed to by the IRS. The IRS has completed its audit of tax years through 2019. The statute of limitations has not yet expired for years after 2018. Although Dominion Energy has not received a final letter indicating no changes to its taxable income for tax years 2021 and 2020, no material adjustments are expected. The IRS examination of tax year 2022 is ongoing.

It is reasonably possible that settlement negotiations and expiration of statutes of limitations could result in a decrease in unrecognized tax benefits in 2023 by up to $39 million for Dominion Energy. If such changes were to occur, other than revisions of the accrual for interest on tax underpayments and overpayments, earnings could increase by up to $26 million for

Dominion Energy. Otherwise, with regard to 2022 and prior years, the Companies cannot estimate the range of reasonably possible changes to unrecognized tax benefits that may occur in 2023.

For each of the major states in which Dominion Energy operates or previously operated, the earliest tax year remaining open for examination is as follows:

State	Earliest Open Tax Year
Pennsylvania[1]	2012
Connecticut	2019
Virginia[2]	2019
Utah	2019
South Carolina	2019

(1) Considered a major state for entities presented in discontinued operations.
(2) Considered a major state for Virginia Power's operations.

The Companies are also obligated to report adjustments resulting from IRS settlements to state tax authorities. In addition, if Dominion Energy utilizes operating losses or tax credits generated in years for which the statute of limitations has expired, such amounts are generally subject to examination.

Note 6. Fair Value Measurements

The Companies' fair value measurements are made in accordance with the policies discussed in Note 2. See Note 7 for additional information about the Companies' derivative and hedge accounting activities.

The Companies enter into certain physical and financial forwards, futures and options, which are considered Level 3 as they have one or more inputs that are not observable and are significant to the valuation. The discounted cash flow method is used to value Level 3 physical and financial forwards and futures contracts. An option model is used to value Level 3 physical options. The discounted cash flow model for forwards and futures calculates mark-to-market valuations based on forward market prices, original transaction prices, volumes, risk-free rate of return and credit spreads. The option model calculates mark-to-market valuations using variations of the Black-Scholes option model. The inputs into the models are the forward market prices, implied price volatilities, risk-free rate of return, the option expiration dates, the option strike prices, the original sales prices and volumes. For Level 3 fair value measurements, certain forward market prices and implied price volatilities are considered unobservable.

Combined Notes to Consolidated Financial Statements, Continued

The following table presents the Companies' quantitative information about Level 3 fair value measurements at December 31, 2022. The range and weighted average are presented in dollars for market price inputs and percentages for price volatility.

| | | | Dominion Energy | | | | Virginia Power | |
| | | | Fair Value (millions) | Range | Weighted Average[1] | Fair Value (millions) | Range | Weighted Average[1] |
	Valuation Techniques	Unobservable Input						
Assets								
Physical and financial forwards:								
FTRs	Discounted cash flow	Market price (per MWh)[3]	$ 214	2-24	6	$214	2-24	6
Electricity	Discounted cash flow	Market price (per MWh)[3]	201	27-110	51	—	—	—
Physical options:								
Natural gas[2]	Option model	Market price (per Dth)[3]	22	3-16	10	22	3-16	10
		Price volatility [4]		11%-63%	45%		11%-63%	45%
Total assets			$ 437			$236		
Liabilities								
Physical and financial forwards:								
Natural gas[2]	Discounted cash flow	Market price (per Dth)[3]	$ 10	(2)-4	(1)	$ 10	(2)-4	(1)
FTRs	Discounted cash flow	Market price (per MWh)[3]	5	2-12	5	5	2-12	5
Total liabilities			$ 15			$ 15		

(1) Averages weighted by volume.
(2) Includes basis.
(3) Represents market prices beyond defined terms for Levels 1 and 2.
(4) Represents volatilities unrepresented in published markets.

Sensitivity of the fair value measurements to changes in the significant unobservable inputs is as follows:

Significant Unobservable Inputs	Position	Change to Input	Impact on Fair Value Measurement
Market price	Buy	Increase (decrease)	Gain (loss)
Market price	Sell	Increase (decrease)	Loss (gain)
Price volatility	Buy	Increase (decrease)	Gain (loss)
Price volatility	Sell	Increase (decrease)	Loss (gain)

Nonrecurring Fair Value Measurements

See Note 3 for information on the nonrecurring fair value measurement associated with Dominion Energy's acquisition of Birdseye and its retained noncontrolling interest in Cove Point. See Note 9 for information regarding nonrecurring fair value measurements associated with charges related to Fowler Ridge, Dominion Energy's noncontrolling interest in businesses and assets contributed to Wrangler and Dominion Energy's noncontrolling ownership interest in Dominion Privatization. See Note 10 for information regarding impairment charges recorded by Dominion Energy associated with nonregulated solar facilities and non-wholly-owned nonregulated solar facilities in partnerships.

In 2021, Dominion Energy recorded a charge of $20 million ($15 million after-tax) in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) to write off substantially all of the long-lived assets of its nonregulated retail software development operations to their estimated fair value, using a market approach, of less than $1 million. The valuation is considered a Level 2 fair value measurement given that it is based on bids received.

In 2021, Dominion Energy recorded a charge of $16 million ($12 million after-tax) in impairment of assets and other charges in its Consolidated Statements of Income to adjust a corporate office building down to its estimated fair value, using both an income and market approach, of $26 million. The valuation is considered a Level 3 measurement due to the use of significant judgmental and unobservable inputs, including projected timing and amount of future cash flows and discount rates inherent in the future cash flows and market prices. The corporate office building is reflected in the Corporate and Other segment and presented as held for sale in Dominion Energy's Consolidated Balance Sheets at both December 31, 2022 and 2021.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3. Fair value disclosures for assets held in the Companies' pension and other postretirement benefit plans are presented in Note 22.

The following table presents the Companies' assets and liabilities that are measured at fair value on a recurring basis for each hierarchy level, including both current and noncurrent portions:

(millions)	Dominion Energy				Virginia Power			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
December 31, 2022								
Assets								
Derivatives:								
Commodity	$ —	$ 332	$437	$ 769	$ —	$ 32	$236	$ 268
Interest rate	—	1,407	—	1,407	—	614	—	614
Investments[1]:								
Equity securities:								
U.S.	3,810	—	—	3,810	2,028	—	—	2,028
Fixed income:								
Corporate debt instruments	—	576	—	576	—	360	—	360
Government securities	161	1,059	—	1,220	90	542	—	632
Total assets	$3,971	$3,374	$437	$7,782	$2,118	$1,548	$236	$3,902
Liabilities								
Derivatives:								
Commodity	$ —	$ 911	$ 15	$ 926	$ —	$ 333	$ 15	$ 348
Interest rate	—	377	—	377	—	7	—	7
Foreign currency exchange rate	—	101	—	101	—	101	—	101
Total liabilities	$ —	$1,389	$ 15	$1,404	$ —	$ 441	$ 15	$ 456
December 31, 2021								
Assets								
Derivatives:								
Commodity	$ —	$ 52	$230	$ 282	$ —	$ 36	$110	$ 146
Interest rate	—	323	—	323	—	146	—	146
Foreign currency exchange rate	—	8	—	8	—	8	—	8
Investments[1]:								
Equity securities:								
U.S.	5,241	—	—	5,241	2,420	—	—	2,420
Fixed income:								
Corporate debt instruments	—	881	—	881	—	531	—	531
Government securities	199	1,256	—	1,455	93	506	—	599
Cash equivalents and other	(29)	—	—	(29)	(3)	—	—	(3)
Total assets	$5,411	$2,520	$230	$8,161	$2,510	$1,227	$110	$3,847
Liabilities								
Derivatives:								
Commodity	$ —	$ 461	$ 8	$ 469	$ —	$ 125	$ 8	$ 133
Interest rate	—	399	—	399	—	337	—	337
Total liabilities	$ —	$ 860	$ 8	$ 868	$ —	$ 462	$ 8	$ 470

(1) Includes investments held in the nuclear decommissioning trusts and rabbi trusts. Excludes $404 million and $366 million of assets at Dominion Energy, inclusive of $161 million and $185 million at Virginia Power, at December 31, 2022 and 2021, respectively, measured at fair value using NAV (or its equivalent) as a practical expedient which are not required to be categorized in the fair value hierarchy.

Combined Notes to Consolidated Financial Statements, Continued

The following table presents the net change in the Companies' assets and liabilities measured at fair value on a recurring basis and included in the Level 3 fair value category:

(millions)	Dominion Energy			Virginia Power		
	2022	2021	2020	**2022**	2021	2020
Beginning balance	**$ 222**	$103	$ (37)	**$ 102**	$103	$ (37)
Total realized and unrealized gains (losses):						
Included in earnings:						
Operating Revenue	**2**	(9)	—	**—**	—	—
Electric fuel and other energy-related purchases	**444**	10	(33)	**382**	4	(33)
Discontinued operations	**—**	—	1	**—**	—	—
Included in regulatory assets/liabilities	**183**	119	140	**102**	(1)	140
Settlements	**(455)**	(10)	33	**(393)**	(4)	33
Purchases	**28**	—	—	**28**	—	—
Sales	**—**	—	(1)	**—**	—	—
Transfers out of Level 3	**(2)**	9	—	**—**	—	—
Ending balance	**$ 422**	$222	$103	**$ 221**	$102	$103

The Companies' had no unrealized gains and losses included in earnings in the Level 3 fair value category relating to assets/liabilities still held at the reporting date for the years ended December 31, 2022, 2021 and 2020.

Fair Value of Financial Instruments

Substantially all of the Companies' financial instruments are recorded at fair value, with the exception of the instruments described below, which are reported at historical cost. Estimated fair values have been determined using available market information and valuation methodologies considered appropriate by management. The carrying amount of cash, restricted cash and equivalents, customer and other receivables, affiliated receivables, short-term debt, affiliated current borrowings, payables to affiliates and accounts payable are representative of fair value because of the short-term nature of these instruments. For the Companies' financial instruments that are not recorded at fair value, the carrying amounts and estimated fair values are as follows:

(millions)	Dominion Energy		Virginia Power	
	Carrying Amount	Estimated Fair Value[1]	Carrying Amount	Estimated Fair Value[1]
December 31, 2022				
Long-term debt[2]	**$39,680**	**$36,426**	**$15,616**	**$14,067**
Supplemental credit facility borrowings	**450**	**450**		
Junior subordinated notes[2]	**1,387**	**1,340**		
December 31, 2021				
Long-term debt[2]	$35,996	$40,947	$13,753	$16,021
Junior subordinated notes[2]	1,386	1,470		

(1) Fair value is estimated using market prices, where available, and interest rates currently available for issuance of debt with similar terms and remaining maturities. All fair value measurements are classified as Level 2. The carrying amount of debt issuances with short-term maturities and variable rates refinanced at current market rates is a reasonable estimate of their fair value.

(2) Carrying amount includes current portions included in securities due within one year and amounts which represent the unamortized debt issuance costs and discount or premium. At December 31, 2021, the carrying amount of Dominion Energy's long-term debt included the valuation of certain fair value hedges associated with fixed-rate debt of $2 million. There were no fair value hedges associated with fixed-rate debt at December 31, 2022.

NOTE 7. DERIVATIVES AND HEDGE ACCOUNTING ACTIVITIES

See Note 2 for the Companies' accounting policies, objectives, and strategies for using derivative instruments. See Notes 2 and 6 for further information about fair value measurements and associated valuation methods for derivatives.

Cash collateral is used in the table below to offset derivative assets and liabilities. In February 2022, Dominion Energy entered into contracts representing offsetting positions to certain existing exchange contracts with collateral requirements as well as new over-the-counter transactions that are not subject to collateral requirements. These contracts resulted in positions which limit the risk of increased cash collateral requirements. Certain accounts receivable and accounts payable recognized on the Companies' Consolidated Balance Sheets, letters of credit and other forms of securities, as well as certain other long-term debt, all of which are not included in the tables below, are subject to offset under master netting or similar arrangements and would reduce the net exposure. See Note 18 for further information regarding other long-term debt, in the form of restructured derivatives, subject to offset under master netting or similar agreements. See Note 24 for further information regarding credit-related contingent features for the Companies derivative instruments.

Balance Sheet Presentation

The tables below present the Companies' derivative asset and liability balances by type of financial instrument, if the gross amounts recognized in its Consolidated Balance Sheets were netted with derivative instruments and cash collateral received or paid:

	Dominion Energy Gross Amounts Not Offset in the Consolidated Balance Sheet				Virginia Power Gross Amounts Not Offset in the Consolidated Balance Sheet			
	Gross Assets Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Received	Net Amounts	Gross Assets Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Received	Net Amounts
(millions)								
December 31, 2022								
Commodity contracts:								
Over-the-counter	$ 408	$ 28	$—	$ 380	$238	$ 7	$—	$231
Exchange	160	159	—	1	—	—	—	—
Interest rate contracts:								
Over-the-counter	1,407	248	—	1,159	614	38	—	576
Total derivatives, subject to a master netting or similar arrangement	$1,975	$435	$—	$1,540	$852	$45	$—	$807
December 31, 2021								
Commodity contracts:								
Over-the-counter	$ 153	$ 13	$—	$ 140	$110	$ 8	$—	$102
Exchange	9	7	—	2	7	7	—	—
Interest rate contracts:								
Over-the-counter	323	49	—	274	146	20	—	126
Foreign currency exchange rate contracts:								
Over-the-counter	8	—	—	8	8	—	—	8
Total derivatives, subject to a master netting or similar arrangement	$ 493	$ 69	$—	$ 424	$271	$35	$—	$236

(1) Excludes derivative assets of $201 million and $120 million at Dominion Energy, and $30 million and $29 million at Virginia Power, at December 31, 2022 and 2021, respectively, which are not subject to master netting or similar arrangements.

	Dominion Energy Gross Amounts Not Offset in the Consolidated Balance Sheet				Virginia Power Gross Amounts Not Offset in the Consolidated Balance Sheet			
	Gross Liabilities Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Paid	Net Amounts	Gross Liabilities Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Paid	Net Amounts
(millions)								
December 31, 2022								
Commodity contracts:								
Over-the-counter	$ 443	$ 34	$ 71	$338	$146	$13	$ 71	$ 62
Exchange	483	159	324	—	176	—	176	—
Interest rate contracts:								
Over-the-counter	377	210	1	166	7	—	—	7
Foreign currency exchange rate contracts:								
Over-the-counter	101	32	—	69	101	32	—	69
Total derivatives, subject to a master netting or similar arrangement	$1,404	$435	$396	$573	$430	$45	$247	$138
December 31, 2021								
Commodity contracts:								
Over-the-counter	$ 95	$ 13	$ 54	$ 28	$ 84	$ 8	$ 54	$ 22
Exchange	374	7	367	—	43	7	36	—
Interest rate contracts:								
Over-the-counter	399	49	11	339	337	20	—	317
Total derivatives, subject to a master netting or similar arrangement	$ 868	$ 69	$432	$367	$464	$35	$ 90	$339

(1) Excludes derivative liabilities of $26 million and $6 million at Virginia Power at December 31, 2022 and 2021, respectively, which are not subject to master netting or similar arrangements. Dominion Energy did not have any derivative liabilities at December 31, 2022 or 2021 which were not subject to master netting or similar arrangements.

Combined Notes to Consolidated Financial Statements, Continued

Volumes

The following table presents the volume of the Companies' derivative activity as of December 31, 2022. These volumes are based on open derivative positions and represent the combined absolute value of their long and short positions, except in the case of offsetting transactions, for which they represent the absolute value of the net volume of their long and short positions.

	Dominion Energy		Virginia Power	
	Current	Noncurrent	Current	Noncurrent
Natural Gas (bcf):				
Fixed price	50	2	41	2
Basis(1)	154	414	140	407
Electricity (MWh in millions):				
Fixed price	16	35	8	9
FTRs	45	—	45	—
Oil (Gal in millions)	6	—	6	—
Interest rate(2) (in millions)	$ 2,003	$ 10,707	$ 1,600	$ 1,950
Foreign currency exchange rate(2) (in millions)				
Danish Krone	394 kr.	4,167 kr.	394 kr.	4,167 kr.
Euro	€ 780	€ 2,131	€ 780	€ 2,131

(1) Includes options.
(2) Maturity is determined based on final settlement period.

AOCI

The following table presents selected information related to losses on cash flow hedges included in AOCI in the Companies' Consolidated Balance Sheets at December 31, 2022:

	Dominion Energy			Virginia Power		
	AOCI After-Tax	Amounts Expected to be Reclassified to Earnings During the Next 12 Months After-Tax	Maximum Term	AOCI After-Tax	Amounts Expected to be Reclassified to Earnings During the Next 12 Months After-Tax	Maximum Term
(millions)						
Interest rate	$(249)	$(33)	396 months	$16	$(1)	396 months
Total	$(249)	$(33)		$16	$(1)	

The amounts that will be reclassified from AOCI to earnings will generally be offset by the recognition of the hedged transactions (e.g., interest rate payments) in earnings, thereby achieving the realization of prices contemplated by the underlying risk management strategies and will vary from the expected amounts presented above as a result of changes in interest rates.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings and presented in the same line item. There were no derivative instruments designated as fair value hedges during the years ended December 31, 2022, 2021 and 2020.

The following table presents the amounts recorded on Dominion Energy's Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges all of which related to discontinued hedging relationships at both December 2022 and 2021, respectively:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Assets (Liabilities)	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
(millions)				
Long-term debt	$—	$(352)	$—	$(2)

Virginia Power had no amounts recorded in its Consolidated Balance Sheets related to fair value hedges at December 31, 2022 or 2021.

Fair Value and Gains and Losses on Derivative Instruments

The following tables present the fair values of the Companies' derivatives and where they are presented in their Consolidated Balance Sheets:

	Dominion Energy			Virginia Power		
	Fair Value – Derivatives under Hedge Accounting	Fair Value – Derivatives not under Hedge Accounting	Total Fair Value	Fair Value – Derivatives under Hedge Accounting	Fair Value – Derivatives not under Hedge Accounting	Total Fair Value
(millions)						
At December 31, 2022						
ASSETS						
Current Assets						
Commodity	$ —	$ 532	$ 532	$ —	$264	$264
Interest rate	501	104	605	501	—	501
Total current derivative assets	501	636	1,137	501	264	765
Noncurrent Assets						
Commodity	—	237	237	—	4	4
Interest rate	113	689	802	113	—	113
Total noncurrent derivative assets[1]	113	926	1,039	113	4	117
Total derivative assets	$ 614	$1,562	$2,176	$614	$268	$882
LIABILITIES						
Current Liabilities						
Commodity	$ —	$ 700	$ 700	$ —	$290	$290
Interest rate	—	70	70	—	—	—
Foreign currency exchange rate	—	8	8	—	8	8
Total current derivative liabilities	—	778	778	—	298	298
Noncurrent Liabilities						
Commodity	—	226	226	—	58	58
Interest rate	7	300	307	7	—	7
Foreign currency exchange rate	—	93	93	—	93	93
Total noncurrent derivative liabilities[2]	7	619	626	7	151	158
Total derivative liabilities	$ 7	$1,397	$1,404	$ 7	$449	$456
At December 31, 2021						
ASSETS						
Current Assets						
Commodity	$ —	$ 103	$ 103	$ —	$ 74	$ 74
Interest rate	1	17	18	1	—	1
Foreign currency exchange rate	—	1	1	—	1	1
Total current derivative assets	1	121	122	1	75	76
Noncurrent Assets						
Commodity	—	179	179	—	72	72
Interest rate	145	160	305	145	—	145
Foreign currency exchange rate	—	7	7	—	7	7
Total noncurrent derivative assets[1]	145	346	491	145	79	224
Total derivative assets	$ 146	$ 467	$ 613	$146	$154	$300
LIABILITIES						
Current Liabilities						
Commodity	$ —	$ 304	$ 304	$ —	$ 92	$ 92
Interest rate	42	13	55	42	—	42
Total current derivative liabilities	42	317	359	42	92	134
Noncurrent Liabilities						
Commodity	—	165	165	—	41	41
Interest rate	295	49	344	295	—	295
Total noncurrent derivative liabilities[2]	295	214	509	295	41	336
Total derivative liabilities	$ 337	$ 531	$ 868	$337	$133	$470

(1) Virginia Power's noncurrent derivative assets are presented in other deferred charges and other assets in its Consolidated Balance Sheets.
(2) Virginia Power's noncurrent derivative liabilities are presented in other deferred credits and other liabilities in its Consolidated Balance Sheets.

Combined Notes to Consolidated Financial Statements, Continued

The following tables present the gains and losses on the Companies' derivatives, as well as where the associated activity is presented in their Consolidated Balance Sheets and Statements of Income:

	Dominion Energy			Virginia Power		
Derivatives in cash flow hedging relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives[1]	Amount of Gain (Loss) Reclassified from AOCI to Income	Increase (Decrease) in Derivatives Subject to Regulatory Treatment[2]	Amount of Gain (Loss) Recognized in AOCI on Derivatives[1]	Amount of Gain (Loss) Reclassified from AOCI to Income	Increase (Decrease) in Derivatives Subject to Regulatory Treatment[2]
(millions)						
Year Ended December 31, 2022						
Derivative type and location of gains (losses):						
Interest rate[3]	$ 89	$ (57)	$ 855	$ 80	$(2)	$ 854
Total	$ 89	$ (57)	$ 855	$ 80	$(2)	$ 854
Year Ended December 31, 2021						
Derivative type and location of gains (losses):						
Commodity[4]		$ (1)				
Interest rate[3]	$ 21	(60)	$ 135	$ 17	$(3)	$ 130
Total	$ 21	$ (61)	$ 135	$ 17	$(3)	$ 130
Year Ended December 31, 2020						
Derivative type and location of gains (losses):						
Commodity:						
Operating revenue		$ 25				
Purchased gas		(4)				
Discontinued operations		2				
Total commodity	$ —	$ 23	$ —	$ —	$—	$ —
Interest rate:						
Interest and related charges		$ (83)		$(37)	$(2)	$(338)
Discontinued operations		(236)				
Total interest rate	$(309)	$(319)	$(332)	$(37)	$(2)	$(338)
Foreign currency exchange rate[5]	(11)	(6)	—			—
Total	$(320)	$(302)	$(332)	$(37)	$(2)	$(338)

(1) Amounts deferred into AOCI have no associated effect in the Companies' Consolidated Statements of Income.
(2) Represents net derivative activity deferred into and amortized out of regulatory assets/liabilities. Amounts deferred into regulatory assets/liabilities have no associated effect in the Companies' Consolidated Statements of Income.
(3) Amounts recorded in the Companies' Consolidated Statements of Income are classified in interest and related charges.
(4) Amounts recorded in Dominion Energy's Consolidated Statements of Income are classified in purchased gas.
(5) Amounts recorded in Dominion Energy's Consolidated Statements of Income are classified in discontinued operations.

	Amount of Gain (Loss) Recognized in Income on Derivatives[1][2]					
Derivatives not designated as hedging instruments	Dominion Energy			Virginia Power		
Year Ended December 31,	**2022**	2021	2020	**2022**	2021	2020
(millions)						
Derivative type and location of gains (losses):						
Commodity:						
Operating revenue	$(721)	$(487)	$ 73	$(303)	$(62)	$(104)
Purchased gas	13	(1)	(20)			
Electric fuel and other energy-related purchases	514	16	(104)	453	9	—
Discontinued operations	—	—	(11)			
Interest rate:						
Interest and related charges	650	97	87			
Discontinued operations	—	—	5			
Foreign currency exchange rate:						
Discontinued operations	—	—	12			
Total	$ 456	$(375)	$ 42	$ 150	$(53)	$(104)

(1) Includes derivative activity amortized out of regulatory assets/liabilities. Amounts deferred into regulatory assets/liabilities have no associated effect in the Companies' Consolidated Statements of Income.
(2) Excludes amounts related to foreign currency exchange rate derivatives that are deferred to plant under construction within property, plant and equipment and regulatory assets/liabilities that will begin to amortize once the CVOW Commercial Project is placed in service.

Note 8. Earnings Per Share

The following table presents the calculation of Dominion Energy's basic and diluted EPS:

(millions, except EPS)	2022	2021	2020
Net income attributable to Dominion Energy from continuing operations	$ 985	$2,647	$ 1,583
Preferred stock dividends (see Note 19)	(93)	(68)	(65)
Net income attributable to Dominion Energy from continuing operations— Basic	892	2,579	1,518
Dilutive effect of 2019 Equity Units[1]	—	—	(11)
Net income attributable to Dominion Energy from continuing operations— Diluted	$ 892	$2,579	$ 1,507
Net income (loss) attributable to Dominion Energy from discontinued operations – Basic & Diluted	$ 9	$ 641	$(1,984)
Average shares of common stock outstanding – Basic	823.9	807.8	831.0
Net effect of dilutive securities[2]	0.9	0.7	—
Average shares of common stock outstanding – Diluted	824.8	808.5	831.0
EPS from continuing operations—Basic	$ 1.08	$ 3.19	$ 1.83
EPS from discontinued operations—Basic	0.01	0.79	(2.39)
EPS attributable to Dominion Energy—Basic	$ 1.09	$ 3.98	$ (0.56)
EPS from continuing operations—Diluted	$ 1.08	$ 3.19	$ 1.82
EPS from discontinued operations—Diluted	0.01	0.79	(2.39)
EPS attributable to Dominion Energy—Diluted	$ 1.09	$ 3.98	$ (0.57)

(1) As discussed in Note 19, effective in June 2022 through its redemption in September 2022, the Series A Preferred Stock was considered to be mandatorily redeemable and was classified in current liabilities. In accordance with revised accounting standards effective January 2022, a fair value adjustment, if dilutive, of the Series A Preferred Stock was no longer included in applying the if converted method to the 2019 Equity Units. In addition, diluted net income was no longer reduced by the Series A Preferred Stock dividends. No fair value adjustment was necessary for 2021.
(2) Dilutive securities for 2022 and 2021 consist primarily of stock potentially to be issued to satisfy the obligation under a settlement agreement with the SCDOR (applying the if converted method) as well as forward sales agreements entered into in November 2021 and settled in December 2022 (applying the treasury stock method). See Notes 20 and 23 for additional information.

The 2019 Equity Units, prior to settlement in June 2022, and the Q-Pipe Transaction deposit, prior to being settled in cash in July 2021, were potentially dilutive instruments. See Notes 3 and 19 for additional information.

For the year ended December 31, 2022, the 2019 Equity Units, applying the if converted method as updated effective January 2022, for the period prior to settlement in June 2022, were excluded from the calculation of diluted earnings per share from continuing operations as the effects were anti-dilutive.

For the years ended December 31, 2021 and 2020, the forward stock purchase contracts included within the 2019 Equity Units were excluded from the calculation of diluted EPS from continuing operations as the dilutive stock price threshold was not met. The Series A Preferred Stock included within the 2019 Equity Units is excluded from the effect of dilutive securities within diluted EPS from continuing operations, but a fair value adjustment is reflected within net income attributable to Dominion Energy from continuing operations for the calculation of diluted EPS from continuing operations for the year ended December 31, 2020, based upon the expectation that the conversion would be settled in cash rather than through the issuance of Dominion Energy common stock. As described in Note 19, effective November 2021 any settlement of the conversion up to $1,000 per share was payable in cash, and any amount in excess of $1,000 per share could have been settled in cash, common stock or a combination thereof. For the year ended December 31, 2021, a fair value adjustment related to the Series A Preferred Stock included within the 2019 Equity Units is excluded from the calculation of diluted EPS from continuing operations, as such fair value adjustment was not dilutive during the period.

The impact of settling the deposit associated with the Q-Pipe Transaction in shares is excluded from the calculation for the years ending December 31, 2021 and 2020 based upon the expectation Dominion Energy would settle in cash, which occurred in July 2021, rather than through the issuance of shares of Dominion Energy common stock.

NOTE 9. INVESTMENTS

DOMINION ENERGY

Equity and Debt Securities

SHORT-TERM DEPOSIT

In May 2022, Dominion Energy entered into an agreement with a financial institution and committed to make a short-term deposit of at least $1.6 billion but not more than $2.0 billion to be posted as collateral to secure its $1.6 billion redemption obligation of the Series A Preferred Stock as described in Note 19. In May 2022, Dominion Energy funded the short-term deposit in the amount of $2.0 billion, which earned interest income at an annual rate of 1.75% through its maturity in September 2022.

RABBI TRUST SECURITIES

Equity and fixed income securities and cash equivalents in Dominion Energy's rabbi trusts and classified as trading totaled $111 million and $122 million at December 31, 2022 and 2021, respectively.

DECOMMISSIONING TRUST SECURITIES

The Companies hold equity and fixed income securities and cash equivalents, and Dominion Energy also holds insurance contracts, in nuclear decommissioning trust funds to fund future decommissioning costs for its nuclear plants. The Companies' decommissioning trust funds are summarized below:

	Dominion Energy									Virginia Power
	Amortized Cost	Total Unrealized Gains	Total Unrealized Losses	Allowance for Credit Losses	Fair Value	Amortized Cost	Total Unrealized Gains	Total Unrealized Losses	Allowance for Credit Losses	Fair Value
(millions)										
December 31, 2022										
Equity securities:(1)										
U.S.	$1,378	$2,501	$ (46)		$3,833	$ 858	$1,304	$ (35)		$2,127
Fixed income securities:(2)										
Corporate debt instruments	640	1	(65)	$—	576	406	1	(47)	$—	360
Government securities	1,252	4	(70)	—	1,186	664	2	(35)	—	631
Common/collective trust funds	98	—	—	—	98	61	—	—	—	61
Insurance contracts	221	—	—		221					
Cash equivalents and other(3)	43	—	—	—	43	23	—	—	—	23
Total	$3,632	$2,506	$(181)(4)	$—	$5,957	$2,012	$1,307	$(117)(4)	$—	$3,202
December 31, 2021										
Equity securities:(1)										
U.S.	$1,567	$3,734	$ (13)		$5,288	$ 841	$1,720	$ (11)		$2,550
Fixed income securities:(2)										
Corporate debt instruments	854	32	(5)	$—	881	517	17	(3)	$—	531
Government securities	1,382	43	(7)	—	1,418	584	16	(2)	—	598
Common/collective trust funds	168	4	—	—	172	53	—	—	—	53
Insurance contracts	255	—	—		255					
Cash equivalents and other(3)	9	2	(75)	—	(64)	2	—	—	—	2
Total	$4,235	$3,815	$(100)(4)	$—	$7,950	$1,997	$1,753	$ (16)(4)	$—	$3,734

(1) Unrealized gains and losses on equity securities are included in other income and the nuclear decommissioning trust regulatory liability as discussed in Note 2.

(2) Unrealized gains and losses on fixed income securities are included in AOCI and the nuclear decommissioning trust regulatory liability as discussed in Note 2. Changes in allowance for credit losses are included in other income.

(3) Dominion Energy includes pending sales of securities of $42 million and pending purchases of securities of $35 million at December 31, 2022 and 2021, respectively. Virginia Power includes pending sales of securities of $24 million and $5 million at December 31, 2022 and 2021, respectively.

(4) Dominion Energy's fair value of securities in an unrealized loss position was $1.6 billion and $883 million at December 31, 2022 and 2021, respectively. Virginia Power's fair value of securities in an unrealized loss position was $946 million and $425 million at December 31, 2022 and 2021, respectively.

The portion of unrealized gains and losses that relates to equity securities held within Dominion Energy and Virginia Power's nuclear decommissioning trusts is summarized below:

	Dominion Energy			Virginia Power		
Year Ended December 31,	**2022**	2021	2020	**2022**	2021	2020
(millions)						
Net gains (losses) recognized during the period	**$(848)**	$1,072	$512	**$(436)**	$ 552	$224
Less: Net (gains) losses recognized during the period on securities sold during the period	**8**	(346)	(16)	**(7)**	(190)	(6)
Unrealized gains (losses) recognized during the period on securities still held at period end[1]	**$(840)**	$ 726	$496	**$(443)**	$ 362	$218

(1) Included in other income and the nuclear decommissioning trust regulatory liability as discussed in Note 2.

The fair value of Dominion Energy and Virginia Power's fixed income securities with readily determinable fair values held in nuclear decommissioning trust funds at December 31, 2022 by contractual maturity is as follows:

	Dominion Energy	Virginia Power
(millions)		
Due in one year or less	$ 146	$ 80
Due after one year through five years	511	280
Due after five years through ten years	442	279
Due after ten years	761	413
Total	$1,860	$1,052

Presented below is selected information regarding Dominion Energy and Virginia Power's equity and fixed income securities with readily determinable fair values held in nuclear decommissioning trust funds.

	Dominion Energy			Virginia Power		
Year Ended December 31,	**2022**	2021	2020	**2022**	2021	2020
(millions)						
Proceeds from sales	**$3,282**	$3,985	$4,278	**$1,538**	$1,791	$884
Realized gains[1]	**143**	441	340	**48**	228	88
Realized losses[1]	**296**	91	297	**107**	35	68

(1) Includes realized gains and losses recorded to the nuclear decommissioning trust regulatory liability as discussed in Note 2.

Equity Method Investments

Investments that Dominion Energy accounts for under the equity method of accounting are as follows:

Company	Ownership%	Investment Balance		Description
As of December 31,		**2022**	2021	
(millions)				
Cove Point	50%	**$2,673**	$2,738	LNG import/export and storage facility
Atlantic Coast Pipeline	53%	**—[3]**	—[3]	Gas transmission system
Wrangler	—[2]	**—**	68	Nonregulated retail energy marketing
Align RNG[1]	50%	**103**	74	Renewable natural gas
Dominion Privatization	50%	**176**	—	Military electric and gas
Other	various	**60**	52	
Total		**$3,012**	$2,932	

(1) Dominion Energy's unfunded commitment to be made to Align RNG by the end of 2022 was $8 million at December 31, 2021. The commitment was fully paid in January 2022.
(2) Dominion Energy's sold its remaining 15% ownership interest in March 2022, following a previous sale of 5% of its ownership interest in 2021. See discussion below.
(3) Dominion Energy's Consolidated Balance Sheets include a liability associated with its investment in Atlantic Coast Pipeline of $114 million and $113 million at December 31, 2022 and 2021, respectively, presented in other current liabilities. See discussion below for additional information.

Dominion Energy recorded equity earnings on its investments of $299 million, $276 million and $40 million for the years ended December 31, 2022, 2021 and 2020, respectively, in its Consolidated Statements of Income. In addition, Dominion Energy recorded equity losses of $7 million, $20 million and $2.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively, in discontinued operations related to its investment in Atlantic Coast Pipeline. Dominion Energy received distributions from these investments of $355 million, $328 million and $102 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the net difference between the carrying amount of Dominion Energy's investments and its share of underlying equity in net assets was $223 million and $244 million, respectively. At December 31, 2022, these differences are comprised of $9 million of equity method goodwill that is not being amortized, $215 million basis difference from Dominion Energy's investment in Cove Point, which is being amortized over the useful lives of the underlying assets and a net $(1) million basis difference primarily attributable to capitalized interest. At December 31, 2021, these differences are comprised of $27 million of equity method goodwill that is not being amortized, $221 million basis difference from Dominion Energy's investment in Cove Point, which is being amortized over the useful lives of the underlying assets and a net $(4) million basis difference primarily attributable to an unfunded commitment made to Align RNG.

COVE POINT

In November 2020, in conjunction with the GT&S Transaction, Dominion Energy sold 100% of its general partner interest and 25% of the total limited partner interest in Cove Point. Dominion Energy retained a 50% noncontrolling limited partnership interest in Cove Point which is accounted for as an equity method investment as Dominion Energy has the ability to exercise significant influence over, but not control, Cove Point. See Note 3 for further information regarding the GT&S Transaction.

Income before income taxes recorded for 100% of Cove Point for the years ended December 31, 2022, 2021 and 2020 was $574 million, $528 million and $511 million, respectively. For the periods prior to closing of the GT&S Transaction, earnings attributable to Dominion Energy are presented in discontinued operations. Subsequent to the closing of the GT&S Transaction, earnings attributable to Dominion Energy are presented within earnings from equity method investees in its Consolidated Statements of Income. In 2020, earnings attributable to Dominion Energy of $40 million are presented within earnings from equity method investees in its Consolidated Statements of Income.

Dominion Energy recorded distributions from Cove Point of $344 million, $300 million and $70 million for the years ended December 31, 2022, 2021 and 2020 (after the date of disposal), respectively. Dominion Energy made no contributions to Cove Point for the years ended December 31, 2022, 2021 or 2020 (after the date of disposal).

All activity relating to Dominion Energy's noncontrolling interest in Cove Point is recorded within Contracted Assets. See Note 3 for further information regarding the GT&S Transaction.

ATLANTIC COAST PIPELINE

In September 2014, Dominion Energy, along with Duke Energy and Southern, announced the formation of Atlantic Coast Pipeline for the purpose of constructing an approximately 600-mile natural gas pipeline running from West Virginia through Virginia to North Carolina. Subsidiaries and affiliates of Dominion Energy, Duke Energy and Southern had planned to be customers of the pipeline under 20-year contracts.

In March 2020, Dominion Energy completed the acquisition from Southern of its 5% membership interest in Atlantic Coast Pipeline and its 100% ownership interest in Pivotal LNG, Inc., for $184 million in aggregate, subject to certain purchase price adjustments. Pivotal LNG, Inc. includes a 50% noncontrolling interest in JAX LNG. Following completion of the acquisition, Dominion Energy owns a 53% noncontrolling membership interest in Atlantic Coast Pipeline with Duke Energy owning the remaining interest.

Atlantic Coast Pipeline continues to be accounted for as an equity method investment as the power to direct the activities most significant to Atlantic Coast Pipeline is shared with Duke Energy. As a result, Dominion Energy has the ability to exercise significant influence, but not control, over the investee.

The Atlantic Coast Pipeline Project had been the subject of challenges in federal courts including, among others, challenges of the

Atlantic Coast Pipeline Project's biological opinion and incidental take statement, permits providing right of way crossings of certain federal lands, the U.S. Army Corps of Engineers 404 permit, the air permit for a compressor station at Buckingham, Virginia, and the FERC order approving the CPCN. Each of these challenges alleged non-compliance on the part of federal and state permitting authorities and adverse ecological consequences if the Atlantic Coast Pipeline Project was permitted to proceed. Since December 2018, notable developments in these challenges included a stay in December 2018 issued by the U.S. Court of Appeals for the Fourth Circuit and the same court's July 2019 vacatur of the biological opinion and incidental take statement (which stay and subsequent vacatur halted most project construction activity), the U.S. Court of Appeals for the Fourth Circuit decisions vacating the permits to cross certain federal forests and the air permit for a compressor station at Buckingham, Virginia, the U.S. Court of Appeals for the Fourth Circuit's remand to the U.S. Army Corps of Engineers of Atlantic Coast Pipeline's Huntington District 404 verification and the U.S. Court of Appeals for the Fourth Circuit's remand to the National Park Service of Atlantic Coast Pipeline's Blue Ridge Parkway right-of-way. In June 2019, the Solicitor General of the U.S. and Atlantic Coast Pipeline filed petitions requesting that the Supreme Court of the U.S. hear the case regarding the Appalachian Trail crossing and in June 2020, the Supreme Court of the U.S. ruled in favor of the Atlantic Coast Pipeline, reversing the lower court's decision and remanding the case back to the U.S. Court of Appeals for the Fourth Circuit.

The project also faced new and serious challenges from uncertainty related to NWP 12, specifically, from the decision of the U.S. District Court for the District of Montana in April 2020 vacating an NWP 12 issued by the U.S. Army Corps of Engineers, including among other things gas pipelines, followed by a U.S. Court of Appeals for the Ninth Circuit ruling in May 2020 denying a stay of that decision. In July 2020, the Supreme Court of the U.S. issued an order allowing other new oil and gas pipeline projects to use the NWP 12 process pending appeal to the U.S. Court of Appeals for the Ninth Circuit; however, that did not decrease the uncertainty associated with an eventual ruling. The Montana district court decision was viewed as likely to prompt similar challenges in other federal circuit courts related to permits issued under NWP 12, including for the Atlantic Coast Pipeline Project.

In July 2020, as a result of ongoing permitting delays, growing legal uncertainties and the need to incur significant capital expenditures to maintain project timing before such uncertainties could be resolved, Dominion Energy and Duke Energy announced the cancellation of the Atlantic Coast Pipeline Project.

Dominion Energy recorded equity method losses of $2.3 billion ($1.8 billion after-tax) for the year ended December 31, 2020, as a result of the determination of the probable abandonment of the Atlantic Coast Pipeline Project in June 2020, and $7 million ($5 million after-tax) and $20 million ($14 million after-tax) for the years ended December 31, 2022 and 2021, respectively. In connection with Dominion Energy's decision to sell substantially all of its gas transmission and storage operations, Dominion Energy has reflected the results of its equity method investment in Atlantic Coast Pipeline as discontinued operations in its Consolidated Statements of Income. As a result of its share of equity losses exceeding its investment, Dominion Energy's

Consolidated Balance Sheets at December 31, 2022 and 2021 include a liability of $114 million and $113 million, respectively, presented in other current liabilities and reflecting Dominion Energy's obligations to Atlantic Coast Pipeline related to AROs.

In October 2017, Dominion Energy entered into a guarantee agreement to support a portion of Atlantic Coast Pipeline's obligation under a $3.4 billion revolving credit facility with a stated maturity date of October 2021. In July 2020, the capacity of the revolving credit facility was reduced from $3.4 billion to $1.9 billion. In February 2021, Atlantic Coast Pipeline repaid the outstanding borrowed amounts and terminated its revolving credit facility. Concurrently, Dominion Energy's related guarantee agreement to support its portion of the Atlantic Coast Pipeline's borrowings was also terminated. In 2020, Dominion Energy recorded a $48 million adjustment related to this guarantee agreement, reflected within equity as a cumulative effect of a change in accounting principle upon adoption of a new credit loss standard in January 2020.

Dominion Energy recorded contributions of $3 million, $965 million and $107 million during the years ended December 31, 2022, 2021 and 2020, respectively, to Atlantic Coast Pipeline.

Dominion Energy expects to incur additional losses from Atlantic Coast Pipeline as it completes wind-down activities. While Dominion Energy is unable to precisely estimate the amounts to be incurred by Atlantic Coast Pipeline, the portion of such amounts attributable to Dominion Energy is not expected to be material to Dominion Energy's results of operations, financial position or statement of cash flows.

DETI provided services to Atlantic Coast Pipeline which totaled $49 million during the year ended December 31, 2020 (prior to closing of the GT&S Transaction), included in discontinued operations in Dominion Energy's Consolidated Statements of Income.

All activity relating to Atlantic Coast Pipeline is recorded within the Corporate and Other segment.

Fowler Ridge

In September 2020, Dominion Energy sold its 50% noncontrolling partnership interest in Fowler Ridge to BP and terminated an affiliate's long-term power, capacity and renewable energy credit contract with Fowler Ridge for a net payment by Dominion Energy of $150 million. The $150 million payment was allocated between the contract termination and sale based on the relative fair value of each using an income approach. The fair value determinations for the payment allocations are considered Level 3 fair value measurements due to the use of significant judgmental and unobservable inputs, including the amount of future cash flows and discount rate reflecting risks inherent in the future cash flows and market prices. Dominion Energy recognized a loss of $221 million ($165 million after-tax) on the contract termination, included in impairment of assets and other charges in its Consolidated Statements of Income for the year ended December 31, 2020, reflected in the Corporate and Other segment.

All activity relating to Fowler Ridge, unless otherwise specified, is recorded within Contracted Assets.

Wrangler

In September 2019, Dominion Energy entered into an agreement to form Wrangler, a partnership with Interstate Gas Supply, Inc.

Wrangler operated a nonregulated natural gas retail energy marketing business with Dominion Energy contributing its nonregulated retail energy marketing operations and Interstate Gas Supply, Inc. contributing cash. At December 31, 2021 Dominion Energy had a 15% noncontrolling ownership interest in Wrangler, which was accounted for as an equity method investment as Dominion Energy had the ability to exercise significant influence, but not control, over the investee.

After an initial contribution of assets to Wrangler in 2019 for which Dominion Energy received cash and a 20% noncontrolling ownership interest in Wrangler, Dominion Energy completed a second contribution in November 2020, consisting of certain nonregulated natural gas retail energy contracts for which Dominion Energy received $74 million in cash proceeds and retained a 20% noncontrolling ownership interest through its ownership interest in Wrangler in the contracts valued at $13 million using the market approach. This valuation is considered a Level 2 fair value measurement given that it is based on the agreed-upon sales price. In connection with the transaction, Dominion Energy recorded a gain of $64 million presented in losses (gains) on sales of assets, and an associated tax expense of $19 million, in the Consolidated Statements of Income for the year ended December 31, 2020.

The final contribution, consisting of Dominion Energy's remaining nonregulated natural gas retail energy marketing operations, closed in December 2021 for which Dominion Energy received $127 million in cash proceeds and retained a 20% noncontrolling ownership interest in Wrangler with an initial fair value of $23 million estimated using the market approach. This valuation is considered a Level 2 fair value measurement given that it is based on the agreed-upon sales price. In connection with the transaction, Dominion Energy recorded a gain of $87 million, net of a $14 million write-off of goodwill, presented in losses (gains) on sales of assets, and an associated tax expense of $32 million, in the Consolidated Statements of Income for the year ended December 31, 2021.

Subsequently in December 2021, Dominion Energy sold 5% of its noncontrolling ownership interest in Wrangler to Interstate Gas Supply, Inc. for $33 million and recorded a gain of $10 million, presented in other income, and an associated tax expense of $3 million, in the Consolidated Statements of Income for the year ended December 31, 2021. In March 2022, Dominion Energy sold its remaining 15% noncontrolling partnership interest in Wrangler to Interstate Gas Supply, Inc. for cash consideration of $85 million. Dominion Energy recognized a gain of $11 million ($8 million after-tax), included in other income, in its Consolidated Statements of Income for the year ended December 31, 2022.

All activity relating to Wrangler is recorded within the Corporate and Other segment.

Dominion Privatization

In February 2022, Dominion Energy entered into an agreement to form Dominion Privatization, a partnership with Patriot. Dominion Privatization, through its wholly-owned subsidiaries, will maintain and operate electric and gas distribution infrastructure under service concession arrangements with certain U.S. military installations. Under the agreement, Dominion Energy would contribute its existing privatization operations, excluding contracts held by DESC, and Patriot would contribute cash.

The initial contribution, consisting of privatization operations in South Carolina, Texas and Pennsylvania, closed in March 2022 for which Dominion Energy received total consideration of $120 million, subject to customary closing adjustments, comprised of $60 million in cash proceeds and a 50% noncontrolling ownership interest in Dominion Privatization with an initial fair value of $60 million, estimated using the market approach. This is considered a Level 2 fair value measurement given that it is based on the agreed-upon sales price. In the first quarter of 2022, Dominion Energy recorded a gain of $23 million ($16 million after-tax), presented in losses (gains) on sales of assets in its Consolidated Statements of Income. Dominion Energy's 50% non-controlling ownership interest in Dominion Privatization is accounted for as an equity method investment as Dominion Energy has the ability to exercise significant influence, but not control, over the investee.

The second contribution, consisting of privatization operations in Virginia, closed in December 2022 for which Dominion Energy received total consideration of $215 million, subject to customary closing adjustments, comprised of $108 million in cash proceeds and retention of its 50% noncontrolling ownership interest valued at $107 million using the market approach. This is considered a Level 2 fair value measurement given that it is based on the agreed-upon sales price. In the fourth quarter of 2022, Dominion Energy recorded a gain of $133 million ($99 million after-tax), presented in losses (gains) on sales of assets in its Consolidated Statements of Income.

All activity related to Dominion Privatization is reflected within the Corporate and Other segment.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment and their respective balances for the Companies are as follows:

	Dominion Energy		Virginia Power	
At December 31,	**2022**	2021	**2022**	2021
(millions)				
Dominion Energy				
Utility:				
Generation	**$23,720**	$23,378	**$17,611**	$17,325
Transmission	**16,857**	15,430	**13,034**	11,760
Distribution	**30,624**	28,953	**14,681**	13,621
Storage	**491**	455	**—**	—
Nuclear fuel	**2,373**	2,306	**1,823**	1,702
General and other	**4,630**	4,373	**1,019**	912
Plant under construction	**5,678**	3,898	**4,685**	2,865
Total utility	**84,373**	78,793	**52,853**	48,185
Non-jurisdictional—including plant under construction	**1,834**	1,694	**1,834**	1,694
Nonutility:				
Nonregulated generation-nuclear	**1,935**	1,773	**—**	—
Nonregulated generation-solar	**495**	2,026	**—**	—
Nuclear fuel	**954**	1,056	**—**	—
Other-including plant under construction	**1,611**	1,161	**10**	11
Total nonutility	**4,995**	6,016	**10**	11
Total property, plant and equipment	**$91,202**	$86,503	**$54,697**	$49,890

Jointly-Owned Power Stations

The Companies proportionate share of jointly-owned power stations at December 31, 2022 is as follows:

	Bath County Pumped Storage Station[1]	North Anna Units 1 and 2[1]	Clover Power Station[1]	Millstone Unit 3[2]	Summer Unit 1[2]
(millions, except percentages)					
Ownership interest	60%	88.4%	50%	93.5%	66.7%
Plant in service	1,066	2,540	611	1,487	1,532
Accumulated depreciation	(730)	(1,402)	(282)	(563)	(724)
Nuclear fuel	—	792	—	551	550
Accumulated amortization of nuclear fuel	—	(602)	—	(459)	(347)
Plant under construction	3	253	—	68	87

(1) Units jointly owned by Virginia Power.
(2) Unit jointly owned by Dominion Energy.

The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly-owned facilities in the same proportion as their respective ownership interest. The Companies report their share of operating costs in the appropriate operating expense (electric fuel and other energy-related purchases, other operations and maintenance, depreciation, depletion and amortization and other taxes, etc.) in the Consolidated Statements of Income.

Nonregulated Solar Projects

The following table presents acquisitions by Virginia Power of non-jurisdictional solar projects (reflected in Dominion Energy Virginia). Virginia Power has claimed or expects to claim federal investment tax credits on the projects, except as otherwise noted.

Project Name	Date Agreement Entered	Date Agreement Closed	Project Location	Project Cost (millions)[1]	Date of Commercial Operations	MW Capacity
Grasshopper[2]	August 2018	May 2019	Virginia	128	October 2020	80
Chestnut	August 2018	May 2019	North Carolina	127	January 2020	75
Ft. Powhatan	June 2019	June 2019	Virginia	267	January 2022	150
Belcher[3]	June 2019	August 2019	Virginia	164	June 2021	88
Bedford	August 2019	November 2019	Virginia	106	November 2021	70
Maplewood	October 2019	October 2019	Virginia	210	December 2022	120
Rochambeau	December 2019	January 2020	Virginia	35	December 2021	20
Pumpkinseed	May 2020	May 2020	Virginia	138	September 2022	60
Bookers Mill	February 2021	June 2021	Virginia	225	Expected 2023[4]	127

(1) Includes acquisition costs.
(2) Referred to as Butcher Creek once placed in service.
(3) Referred to as Desper once placed in service.
(4) Virginia Power expects to claim production tax credits on the energy generated and sold by project.

In addition, the following table presents acquisitions by Dominion Energy of solar projects (reflected in Contracted Assets). Dominion Energy has claimed or expects to claim federal investment tax credits on the projects, except as otherwise noted.

Project Name	Date Agreement Entered	Date Agreement Closed	Project Location	Project Cost (millions)[1]	Date of Commercial Operations	MW Capacity
Greensville	August 2019	August 2019	Virginia	$127	December 2020	80
Myrtle	August 2019	August 2019	Virginia	32	June 2020	15
Blackville	May 2020	May 2020	South Carolina	12	December 2020	7
Denmark	May 2020	May 2020	South Carolina	14	December 2020	6
Yemassee	May 2020	August 2020	South Carolina	17	January 2021	10
Trask	May 2020	October 2020	South Carolina	22	March 2021	12
Hardin I	June 2020	June 2020	Ohio	240	Split[2]	150
Madison	July 2020	July 2020	Virginia	165	Expected 2024[3]	62
Hardin II	August 2020	Terminated[4]				
Atlanta Farms	March 2022	May 2022	Ohio	390	Expected split[3][5]	200

(1) Includes acquisition costs.
(2) In December 2020 and January 2021, 97 MW and 53 MW of the project commenced commercial operations, respectively.
(3) Dominion Energy expects to claim production tax credits on the energy generated and sold by project.
(4) In January 2023, Dominion Energy terminated its agreement, without penalty, to acquire Hardin II.
(5) Expected to be split between 2023 and 2024.

In addition to the facilities discussed above, Dominion Energy has also entered into various agreements to install solar facilities (reflected in Dominion Energy Virginia), primarily at schools in Virginia. As of December 31, 2022, Dominion Energy had placed in service solar facilities with an aggregate generation capacity of 23 MW at a cost of $48 million and anticipates placing additional facilities in service by the end of 2023 with an estimated total projected cost of approximately $39 million and an aggregate generation capacity of 17 MW. Dominion Energy has claimed or expects to claim federal investment tax credits on the projects.

IMPAIRMENT

In the fourth quarter of 2022, Dominion Energy modified its intentions for the ongoing growth and development of its non-regulated solar generation assets as part of the preliminary stages of its comprehensive business review announced in November 2022. In connection with that determination, Dominion Energy expects that it is more likely than not that the nonregulated solar generation projects within Contracted Assets will be sold before the end of their useful lives and therefore evaluated the associated long-lived assets for recoverability. Given their strategic alignment with Virginia Power's operations, the non-jurisdictional solar generation projects reflected in Dominion Energy Virginia were not further evaluated for recoverability. Using a probability-weighted approach, Dominion Energy determined Contracted Assets' nonregulated solar generation assets were impaired and recorded a charge of $1.5 billion ($1.1 billion after-tax) in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for the year ended December 31, 2022 to adjust the property, plant and equipment, intangible assets and right-of-use lease assets down to an estimated fair value of $665 million in aggregate. The fair value was estimated using an income approach. The valuation is considered a Level 3 fair value measurement due to the use of significant judgmental and unobservable inputs, including projected timing and amount of future cash flows and discount rates reflecting risks inherent in the future cash flows and market prices.

Combined Notes to Consolidated Financial Statements, Continued

Non-Wholly-Owned Nonregulated Solar Facilities

IMPAIRMENT

In the third quarter of 2020, Dominion Energy performed a strategic review of its long-term intentions for its contracted non-regulated solar generation assets in partnerships outside of its core electric service territories in consideration of the impact of the VCEA and Dominion Energy's decision to sell substantially all of its gas transmission and storage operations. Based on an evaluation of Dominion Energy's interests in these long-lived assets for recoverability under a probability weighted approach, Dominion Energy determined the assets were impaired. As a result of this evaluation, Dominion Energy recorded a charge of $665 million ($293 million after-tax attributable to Dominion Energy and $267 million attributable to noncontrolling interest) in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for the year ended December 31, 2020 to adjust the property, plant and equipment down to its estimated fair value of $1.4 billion. The fair value was estimated using an income approach. The valuation is considered a Level 3 fair value measurement due to the use of significant judgmental and unobservable inputs, including projected timing and amount of future cash flows and discount rates reflecting risks inherent in the future cash flows and market prices.

SALE TO TERRA NOVA RENEWABLE PARTNERS

In August 2021, Dominion Energy entered into an agreement with Terra Nova Renewable Partners to sell SBL Holdco, which held Dominion Energy's 67% controlling interest in certain nonregulated solar projects for consideration of $456 million, subject to customary closing adjustments, with the amount of cash reduced by the amount of SBL Holdco's debt outstanding at closing. The sale was contingent on clearance or approval under the Hart-Scott-Rodino Act and by FERC as well as other customary closing and regulatory conditions. In September 2021, the waiting period under the Hart-Scott-Rodino Act expired and in October 2021, FERC approved the proposed sale. In December 2021, the transaction closed and Dominion Energy recorded a gain of $19 million ($15 million after-tax) in losses (gains) on sales of assets in its Consolidated Statements of Income (reflected in the Corporate and Other segment). Except as specifically identified, all activity related to SBL Holdco is recorded within Contracted Assets.

SALE TO CLEARWAY

In August 2021, Dominion Energy entered an agreement with Clearway to sell its 50% controlling interest in Four Brothers and Three Cedars for $335 million in cash, subject to customary closing adjustments. The transaction was contingent on clearance or approval under the Hart-Scott-Rodino Act and by FERC as well as other customary closing and regulatory conditions. In October 2021, the waiting period under the Hart-Scott-Rodino Act expired. In December 2021, the transaction closed and Dominion Energy recorded a loss of $229 million ($176 million after-tax) in losses (gains) on sales of assets in its Consolidated Statements of Income (reflected in the Corporate and Other segment), primarily associated with the derecognition of non-controlling interest. Except as specifically identified, all activity related to Four Brothers and Three Cedars is recorded within Contracted Assets.

Acquisition of Gathering and Processing Assets

In November 2021, Wexpro closed on an agreement with a natural gas gathering systems operator to purchase an existing natural gas gathering system in Wyoming including pipelines, compressors and dehydration equipment for total consideration of $41 million.

Virginia Power CCRO Utilization

In 2021, Virginia Power wrote off $318 million, primarily to accumulated depreciation, representing the utilization of a CCRO in accordance with the GTSA in connection with the settlement of the 2021 Triennial Review. See Note 13 for additional information.

Sale of Utility Property

In 2022, Dominion Energy completed the sales of certain utility property in South Carolina, as approved by the South Carolina Commission, for total cash consideration of $20 million. In connection with the sales, Dominion Energy recognized a gain of $20 million ($15 million after-tax), recorded in losses (gains) on sales of assets, in its Consolidated Statements of Income (reflected in Dominion Energy South Carolina) for the year ended December 31, 2022.

NOTE 11. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in Dominion Energy's carrying amount and segment allocation of goodwill are presented below:

	Dominion Energy Virginia	Gas Distribution	Dominion Energy South Carolina	Contracted Assets	Corporate and Other	Total
(millions)						
Dominion Energy						
Balance at December 31, 2020[1]	$2,106	$3,512	$1,521	$242	$—	$7,381
Acquisition of Birdseye[2]	—	—	—	24	—	24
Balance at December 31, 2021[1]	$2,106	$3,512	$1,521	$266	$—	$7,405
Sale of Hope[2]	—	(110)	—	—	—	(110)
Balance at December 31, 2022[1]	**$2,106**	**$3,402**	**$1,521**	**$266**	**$—**	**$7,295**

(1) Goodwill amounts do not contain any accumulated impairment losses.
(2) See Note 3 for more information.

Other Intangible Assets

The Companies' other intangible assets are subject to amortization over their estimated useful lives. Dominion Energy's amortization expense for intangible assets was $115 million, $79 million and $69 million for the years ended December 31, 2022, 2021 and 2020, respectively. In 2022, Dominion Energy acquired $488 million of intangible assets, primarily representing RGGI allowances and software, with an estimated weighted-average amortization period of approximately 3 years. Amortization expense for Virginia Power's intangible assets was $67 million, $31 million and $28 million for the years ended December 31, 2022, 2021 and 2020, respectively. In 2022, Virginia Power acquired $430 million of intangible assets, primarily representing RGGI allowances and software, with an estimated weighted-average amortization period of 2 years.

The components of intangible assets are as follows:

	2022		2021	
At December 31,	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
(millions)				
Dominion Energy				
Software, licenses and other[1]	**$1,854**	**$986**	$1,459	$675
Virginia Power				
Software, licenses and other[1]	**$1,113**	**$577**	$ 685	$290

(1) Includes $253 million and $158 million of RGGI allowances purchased and consumed in 2022 and 2021, respectively, with deferral to a regulatory asset.

Annual amortization expense for these intangible assets is estimated to be as follows:

	2023	2024	2025	2026	2027
(millions)					
Dominion Energy	**$74**	**$67**	**$59**	**$47**	**$29**
Virginia Power	**$33**	**$30**	**$26**	**$20**	**$10**

NOTE 12. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities include the following:

At December 31,	Dominion Energy		Virginia Power	
	2022	2021	**2022**	2021
(millions)				
Dominion Energy				
Regulatory assets:				
Deferred cost of fuel used in electric generation[1]	**$ 603**	$ 251	**$ 133**	$ 131
Deferred project costs and DSM programs for gas utilities[2]	**68**	53		
Unrecovered gas costs[3]	**374**	191		
Deferred rider costs for Virginia electric utility[4]	**152**	72	**152**	72
Ashpond and landfill closure costs[5]	**221**	193	**221**	193
Deferred nuclear refueling outage costs[6]	**83**	79	**83**	79
NND Project costs[7]	**138**	138		
Deferred early plant retirement charges[8]	**226**	226	**226**	226
Derivatives[9]	**262**	112	**251**	105
Other	**213**	177	**74**	44
Regulatory assets-current	**2,340**	1,492	**1,140**	850
Unrecognized pension and other postretirement benefit costs[10]	**989**	548	**4**	3
Deferred rider costs for Virginia electric utility[4]	**363**	489	**363**	489
Deferred project costs for gas utilities[2]	**703**	675		
Interest rate hedges[11]	**169**	899	**—**	604
AROs and related funding[12]	**398**	329		
NND Project costs[7]	**2,088**	2,226		
Ash pond and landfill closure costs[5]	**2,051**	2,223	**2,049**	2,223
Deferred cost of fuel used in electric generation[1]	**1,551**	409	**1,551**	409
Deferred early plant retirement charges[8]	**—**	226	**—**	226
Derivatives[9]	**255**	35	**148**	34
Other	**520**	584	**132**	142
Regulatory assets-noncurrent	**9,087**	8,643	**4,247**	4,130
Total regulatory assets	**$11,427**	$10,135	**$5,387**	$4,980
Regulatory liabilities:				
Provision for future cost of removal and AROs[13]	**127**	181	**111**	154
Reserve for refunds and rate credits to electric utility customers[14]	**125**	420	**25**	306
Income taxes refundable through future rates[15]	**152**	153	**65**	63
Monetization of guarantee settlement[16]	**67**	67		
Derivatives[9]	**327**	69	**176**	51
Other	**148**	96	**129**	73
Regulatory liabilities-current	**946**	986	**506**	647
Income taxes refundable through future rates[15]	**4,054**	4,260	**2,272**	2,335
Provision for future cost of removal and AROs[13]	**2,510**	2,331	**1,135**	1,043
Nuclear decommissioning trust[17]	**1,685**	2,158	**1,685**	2,158
Monetization of guarantee settlement[16]	**702**	831		
Interest rate hedges[11]	**240**	—	**240**	—
Reserve for refunds and rate credits to electric utility customers[14]	**325**	448	**—**	25
Unrecognized pension and other postretirement benefit costs[10]	**22**	200		
Overrecovered other postretirement benefit costs[18]	**140**	105		
Derivatives[9]	**235**	236	**—**	62
Other	**194**	144	**167**	117
Regulatory liabilities-noncurrent	**10,107**	10,713	**5,499**	5,740
Total regulatory liabilities	**$11,053**	$11,699	**$6,005**	$6,387

(1) Reflects deferred fuel expenses for the Virginia and North Carolina jurisdictions of Virginia Power's electric generation operations and additionally for Dominion Energy, deferred fuel expenses for the South Carolina jurisdiction of its electric generation operations. Dominion Energy reflects a $66 million reduction recorded in 2022 from the application of a portion of the monetization of guarantee settlement previously reflected as regulatory liabilities associated with the approval of DESC's cost of fuel proceedings. See Note 13 for additional information.

(2) Primarily reflects amounts expected to be collected from or owed to gas customers in Dominion Energy's service territories associated with current rider projects, including CEP, PIR and certain amounts related to pipeline integrity management. See Note 13 for additional information.

(3) Reflects unrecovered gas costs at regulated gas operations, which are recovered through filings with the applicable regulatory authority.

(4) Reflects deferrals under Virginia Power's electric transmission FERC formula rate and the deferral of costs associated with certain current and prospective rider projects. See Note 13 for additional information.

(5) Primarily reflects legislation in Virginia which requires any CCR asset located at certain Virginia Power stations to be closed by removing the CCR to an approved landfill or through beneficial reuse. These deferred costs are expected to be collected over a period between 15 and 18 years commencing December 2021 through Rider CCR. Virginia Power is entitled to collect carrying costs on uncollected expenditures once expenditures have been made.

(6) Legislation in Virginia requires Virginia Power to defer operation and maintenance costs incurred in connection with the refueling of any nuclear-powered generating plant. These deferred costs will be amortized over the refueling cycle, not to exceed 18 months.

(7) Reflects expenditures by DESC associated with the NND Project, which pursuant to the SCANA Merger Approval Order, will be recovered from DESC electric service customers over a 20-year period ending in 2039.

(8) Reflects amounts from the early retirements of certain coal- and oil-fired generating units to be amortized through 2023 in accordance with the settlement of the 2021 Triennial Review. See Note 13 for additional information.

(9) Represents changes in the fair value of derivatives, excluding separately presented interest rate hedges, that following settlement are expected to be recovered from or refunded to customers.

(10) Represents unrecognized pension and other postretirement employee benefit costs expected to be recovered or refunded through future rates generally over the expected remaining service period of plan participants by certain of Dominion Energy's rate-regulated subsidiaries.

(11) Reflects interest rate hedges recoverable from or refundable to customers. Certain of these instruments are settled and any related payments are being amortized into interest expense over the life of the related debt, which has a weighted-average useful life of approximately 25 years and 24 years for Dominion Energy and Virginia Power, respectively, as of December 31, 2022.

(12) Represents deferred depreciation and accretion expense related to legal obligations associated with the future retirement of generation, transmission and distribution properties. The AROs primarily relate to DESC's electric generating facilities, including Summer, and are expected to be recovered over the related property lives and periods of decommissioning which may range up to approximately 105 years.

(13) Rates charged to customers by Dominion Energy and Virginia Power's regulated businesses include a provision for the cost of future activities to remove assets that are expected to be incurred at the time of retirement.

(14) Reflects amounts previously collected from retail electric customers of DESC for the NND Project to be credited over an estimated 11-year period effective February 2019, in connection with the SCANA Merger Approval Order. Also reflects amounts to be refunded to jurisdictional retail electric customers in Virginia associated with the settlement of the 2021 Triennial Review. See Note 13 for additional information.

(15) Amounts recorded to pass the effect of reduced income taxes from the 2017 Tax Reform Act to customers in future periods, which will primarily reverse at the weighted average tax rate that was used to build the reserves over the remaining book life of the property, net of amounts to be recovered through future rates to pay income taxes that become payable when rate revenue is provided to recover AFUDC equity.

(16) Reflects amounts to be refunded to DESC electric service customers over a 20-year period ending in 2039 associated with the monetization of a bankruptcy settlement agreement.

(17) Primarily reflects a regulatory liability representing amounts collected from Virginia jurisdictional customers and placed in external trusts (including income, losses and changes in fair value thereon, as applicable) for the future decommissioning of Virginia Power's utility nuclear generation stations, in excess of the related AROs.
(18) Reflects a regulatory liability for the collection of postretirement benefit costs allowed in rates in excess of expense incurred.

At December 31, 2022, Dominion Energy and Virginia Power regulatory assets include $5.5 billion and $2.7 billion, respectively, on which they do not expect to earn a return during the applicable recovery period. With the exception of certain items discussed above, the majority of these expenditures are expected to be recovered within the next two years.

NOTE 13. REGULATORY MATTERS

Regulatory Matters Involving Potential Loss Contingencies

As a result of issues generated in the ordinary course of business, the Companies are involved in various regulatory matters. Certain regulatory matters may ultimately result in a loss; however, as such matters are in an initial procedural phase, involve uncertainty as to the outcome of pending reviews or orders, and/or involve significant factual issues that need to be resolved, it is not possible for the Companies to estimate a range of possible loss. For regulatory matters that the Companies cannot estimate, a statement to this effect is made in the description of the matter. Other matters may have progressed sufficiently through the regulatory process such that the Companies are able to estimate a range of possible loss. For regulatory matters that the Companies are able to reasonably estimate a range of possible losses, an estimated range of possible loss is provided, in excess of the accrued liability (if any) for such matters. Any estimated range is based on currently available information, involves elements of judgment and significant uncertainties and may not represent the Companies' maximum possible loss exposure. The circumstances of such regulatory matters will change from time to time and actual results may vary significantly from the current estimate. For current matters not specifically reported below, management does not anticipate that the outcome from such matters would have a material effect on the Companies' financial position, liquidity or results of operations.

Other Regulatory Matters

VIRGINIA REGULATION – KEY LEGISLATION AFFECTING OPERATIONS

Regulation Act and Grid Transformation and Security Act of 2018
The Regulation Act enacted in 2007 instituted a cost-of-service rate model, ending Virginia's planned transition to retail competition for electric supply service to most classes of customers.

The Regulation Act authorizes stand-alone rate adjustment clauses for recovery of costs for new generation projects, FERC-approved transmission costs, underground distribution lines, environmental compliance, conservation and energy efficiency programs, renewable energy programs and nuclear license renewals, and also contains statutory provisions directing Virginia Power to file annual fuel cost recovery cases with the Virginia Commission.

If the Virginia Commission's future rate decisions, including actions relating to Virginia Power's rate adjustment clause filings, differ materially from Virginia Power's expectations, it may adversely affect its results of operations, financial condition and cash flows.

The GTSA reinstated base rate reviews commencing with the 2021 Triennial Review. In the triennial review proceedings, earnings that are more than 70 basis points above the utility's authorized ROE that might have been refunded to customers and served as the basis for a reduction in future rates, may be reduced by Virginia Commission-approved investment amounts in qualifying solar or wind generation facilities or electric distribution grid transformation projects that Virginia Power elects to include in a CCRO. The legislation declares that electric distribution grid transformation projects are in the public interest and provides that the costs of such projects may be recovered through a rate adjustment clause if not the subject of a CCRO. Any costs that are the subject of a CCRO are deemed recovered in base rates during the triennial period under review and may not be included in base rates in future triennial review proceedings. In any triennial review in which the Virginia Commission determines that the utility's earnings are more than 70 basis points above its authorized ROE, base rates are subject to reduction prospectively and customer refunds would be due unless the total CCRO elected by the utility equals or exceeds the amount of earnings in excess of the 70 basis points. For the purposes of measuring any customer refunds or CCRO amounts utilized under the GTSA, associated income taxes are factored into the determination of such amounts. In the 2021 Triennial Review, any such rate reduction was limited to $50 million.

Virginia 2020 Legislation
In April 2020, the Governor of Virginia signed into law the VCEA, which along with related legislation forms a comprehensive framework affecting Virginia Power's operations. The VCEA replaces Virginia's voluntary renewable energy portfolio standard for Virginia Power with a mandatory program setting annual renewable energy portfolio standard requirements based on the percentage of total electric energy sold by Virginia Power, excluding existing nuclear generation and certain new carbon-free resources, reaching 100% by the end of 2045. The VCEA includes related requirements concerning deployment of wind, solar and energy storage resources, as well as provides for certain measures to increase net-metering, including an allocation for low-income customers, incentivizes energy efficiency programs and provides for cost recovery related to participation in a carbon trading program. While the legislation affects several portions of Virginia Power's operations, key provisions of the GTSA remain in effect, including the triennial review structure and timing, the use of the CCRO and the $50 million cap on revenue reductions in the first triennial review proceeding. Key provisions of the VCEA and related legislation passed include the following:

- *Fossil Fuel Electric Generation*: The legislation mandates Chesterfield Power Station Units 5 & 6 and Yorktown Power Station Unit 3 to be retired by the end of 2024, Altavista, Southampton and Hopewell to be retired by the end of 2028 and Virginia Power's remaining fossil fuel units to be retired by the end of 2045, unless the retirement of such generating units will compromise grid reliability or security. The legislation also imposed a temporary moratorium on CPCNs for

fossil fuel generation, unless the resources are needed for grid reliability. This temporary moratorium concluded in January 2022. In addition, the Virginia Commission shall determine the amortization period for recovery of any appropriate costs due to the early retirement of any electric generation facilities. Virginia Power also revised the depreciable lives of Altavista, Southampton and Hopewell for the mandated retirement to the end of 2028, which will not have a material impact to Virginia Power's results of operations or cash flows given the existing regulatory framework.

*   *Renewable Generation:* The legislation provides a detailed renewable energy portfolio standard to achieve 100% zero-carbon generation by the end of 2045, excluding existing nuclear generation and certain new carbon-free resources. Components include requirements to petition the Virginia Commission for approval to construct or acquire new generating capacity to reach 16.1 GW of installed solar and onshore wind by the end of 2035, which includes specific requirements for utility-scale solar of 3.0 GW by the end of 2024, up to 15.0 GW by the end of 2035 and 1.1 GW of small-scale solar by the end of 2035. The legislation deems 2.7 GW of energy storage, including up to 800 MW for any one project which may include a pumped storage facility, by the end of 2035 to be in the public interest. The legislation also deems the construction or purchase of an offshore wind facility constructed off the Virginia coast with a capacity of up to 5.2 GW before 2035 to be in the public interest and provides certain presumptions facilitating cost recovery. The costs of such a facility constructed by the utility with a capacity between 2.5 and 3.0 GW will be presumed reasonably and prudently incurred if the Virginia Commission finds that the project meets competitive procurement requirements, the projected cost of the facility does not exceed a specified industry benchmark and the utility commences construction by the end of 2023 or has a plan for the facility to be in service by the end of 2027. Projects to meet these requirements are subject to approval by the Virginia Commission.

*   *Energy Efficiency*: The legislation includes an energy efficiency target of 5% energy savings, as measured from a 2019 baseline, through verifiable energy efficiency programs by the end of 2025 with future targets to be set by the Virginia Commission. Virginia Power has the opportunity to offset the lost revenues with margins on program spend if certain targets are achieved and can also seek recovery of the lost revenues associated with energy efficiency programs if such reductions are found to have caused Virginia Power to earn more than 50 basis points below a fair rate of return on its rates for generation and distribution services.

*   *Carbon trading program*: The legislation authorizes Virginia to participate in a market-based carbon trading program consistent with RGGI through 2050. In January 2022, the Governor of Virginia issued an executive order which puts directives in place to start the withdrawal of Virginia from RGGI. All costs of the carbon trading program are recoverable through an environmental rider.

*   *Low-income customers*: The legislation includes the establishment of a percentage of income payment program to be administered by the Virginia Department of Housing and Community Development and the Virginia Department of

Social Services. To fund the program, Virginia Power will remit amounts collected from customers under a universal service fee established and set by the Virginia Commission. As such, this program will not affect Virginia Power's results of operations, financial position or cash flows. In December 2020, the Virginia Commission issued a final order confirming a revenue requirement of $93 million related to this program. Implementation details and the effective date of the program will be established in future legislation prior to collection of fees from customers.

Virginia Power is incurring and expects to incur significant costs, including capital expenditures, to comply with the legislative requirements discussed above. The legislation allows for cost recovery under the existing or modified regulatory framework through rate adjustment clauses, rates for generation and distribution services or Virginia Power's fuel factor, as approved by the Virginia Commission. Costs allocated to the North Carolina jurisdiction will be recovered, subject to approval by the North Carolina Commission, in accordance with the existing regulatory framework.

Virginia Regulation – Recent Developments
2021 Triennial Review

In 2020, Virginia Power recorded a net charge of $130 million related to the use of a CCRO in accordance with the GTSA, included in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for benefits expected to be provided to jurisdictional customers as a result of the 2021 Triennial Review as well as the impact on certain non-jurisdictional customers which follow Virginia Power's jurisdictional customer rate methodology. In 2021, Virginia Power recorded a benefit of $130 million ($97 million after-tax) in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment) to adjust its reserve related to the use of a CCRO in accordance with the GTSA.

Subsequently, in October 2021, Virginia Power, the Virginia Commission staff and other parties filed a comprehensive settlement agreement with the Virginia Commission for approval. The comprehensive settlement agreement provides for $330 million in one-time refunds to customers made up of $255 million over a 6-month period and $75 million over three years, a $50 million going-forward base rate reduction and an authorized ROE of 9.35%. Additionally, Virginia Power has agreed to utilize $309 million of qualifying CCRO investments in the CVOW Pilot Project, deployment of AMI and a Customer Information Platform to offset available earnings and to amortize through 2023 the early retirement charges for coal- and oil-fired generation units recorded in 2019 and 2020. In November 2021, the Virginia Commission approved the comprehensive settlement agreement.

In connection with the settlement agreement, Virginia Power recorded a $356 million ($265 million after-tax) charge for refunds to be provided to customers in operating revenues in its Consolidated Statements of Income as well as a $549 million ($409 million after-tax) benefit primarily from the establishment of a regulatory asset associated with the early retirements of certain coal- and oil-fired generating units and a $318 million ($237 million after-tax) charge for CCRO benefits provided to customers in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment). The amounts recorded reflect the impact related to jurisdictional customers as a result of the 2021 Triennial Review as well as the impact on certain non-jurisdictional customers which follow Virginia Power's jurisdictional customer rate methodology.

Utility Disconnection Moratorium
In November 2020, legislation was enacted in Virginia relating to the moratorium on utility disconnections during the COVID-19 pandemic and resulted in Virginia Power forgiving Virginia jurisdictional retail electric customer balances that were more than 30 days past due as of September 30, 2020. As a result, Virginia Power recorded a charge of $127 million ($94 million after-tax) in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) in 2020. In connection with the Virginia 2021 budget process, in the first quarter of 2021 Virginia Power recorded a charge of $76 million ($56 million after-tax) in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for Virginia jurisdictional retail electric customer balances that were more than 30 days past due as of December 31, 2020 that Virginia Power is required to forgive.

Virginia Fuel Expenses
In May 2022, Virginia Power filed its annual fuel factor filing with the Virginia Commission to recover an estimated $2.3 billion in Virginia jurisdictional projected fuel expense for the rate year beginning July 1, 2022 and a projected $1.0 billion under-recovered balance as of June 30, 2022. Virginia Power's proposed fuel rate represents a fuel revenue increase of $1.8 billion when applied to projected kilowatt-hour sales for that period. Virginia Power also proposed alternatives to recover this under-collected balance over a two- or three-year period. Under these alternatives, Virginia Power's fuel revenues for the rate year would increase by $1.3 billion or $1.2 billion, respectively. In addition, Virginia Power proposed a change in the timing of fuel cost recovery for certain customers who elect market-based rates that would consider those customers' portion of the projected under-recovered balance to have been recovered as of June 30, 2022. In July 2022, Virginia Power, the Virginia Commission staff and another party filed a comprehensive settlement agreement with the Virginia Commission for approval. The comprehensive settlement agreement provides for the collection of the requested under-recovered projected fuel expense over a three-year period beginning July 1, 2022 and that Virginia Power will exclude from recovery through base rates one half of the related financing costs over the three-year period. In addition, the proposed settlement agreement affirmed Virginia Power's proposal regarding fuel cost recovery for market-based rate customers. As a result, Virginia Power recorded a $191 million ($142 million after-tax) charge in the second quarter of 2022 within impairment of assets and other charges in its Consolidated Statement of Income (reflected in the Corporate and Other segment). In September 2022, the Virginia Commission approved the comprehensive settlement agreement.

Renewable Generation Projects – Construction
In September 2021, Virginia Power filed a petition with the Virginia Commission for CPCNs to construct and operate 13 utility-scale projects totaling approximately 661 MW of solar generation and 70 MW of energy storage as part of its efforts to meet the renewable generation development requirements under the VCEA. The projects are expected to cost approximately $1.4 billion in the aggregate, excluding financing costs, and be placed into service between 2022 and 2023. In March 2022, the Virginia Commission approved the petition.

In November 2021, Virginia Power filed an application with the Virginia Commission requesting approval and certification of the Virginia Facilities component of the CVOW Commercial Project. The onshore Virginia Facilities have an estimated cost of approximately $1.1 billion, excluding financing costs, which is included within the overall cost of the CVOW Commercial Project. In addition, Virginia Power requested approval from the Virginia Commission to enter into financial hedges with U.S. financial institutions to mitigate the foreign currency exchange risk associated with certain supplier contracts associated with the CVOW Commercial Project. In August 2022, the Virginia Commission approved the application for certification of the Virginia Facilities component of the CVOW Commercial Project and noted that no further action was required with respect to Virginia Power's foreign currency risk mitigation plan. Also in August 2022, Virginia Power filed a petition for limited reconsideration relating to the performance standard for operation of the CVOW Commercial Project included in the Virginia Commission's August order. The Virginia Commission granted reconsideration and suspended in part the August order pending its reconsideration. In October 2022, Virginia Power, Office of the Attorney General of Virginia and other parties filed a settlement agreement with the Virginia Commission for approval. The settlement agreement provides for certain cost sharing mechanisms of total construction costs between $10.3 billion and $13.7 billion, as subject to potential adjustment to the extent construction costs are decreased by the IRA, and includes enhanced performance reporting provisions associated with operation of the CVOW Commercial Project in lieu of a performance guarantee. In December 2022, the Virginia Commission approved the settlement agreement.

In October 2022, Virginia Power filed a petition with the Virginia Commission for CPCNs to construct and operate eight utility-scale projects totaling approximately 474 MW of solar generation and 16 MW of energy storage as part of its efforts to meet the renewable generation development requirements under the VCEA. The projects, as of October 2022, are expected to cost approximately $1.2 billion in the aggregate, excluding financing costs, and be placed into service between 2024 through 2025. This matter is pending.

Nuclear Life Extension Program
In October 2021, Virginia Power filed a petition with the Virginia Commission requesting a determination that it is reasonable and prudent for Virginia Power to pursue a nuclear life extension program to extend the operating licenses of Surry and North Anna and to carry out projects to upgrade or replace systems and equipment necessary to continue to safely and reliably operate these nuclear power stations. The nuclear life extension program is expected to cost approximately $3.9 billion, excluding financing costs. In July 2022, the Virginia Commission approved the petition.

Riders

Significant riders associated with various Virginia Power projects are as follows:

Rider Name	Application Date	Approval Date	Rate Year Beginning	Total Revenue Requirement (millions)	Increase (Decrease) Over Previous Year (millions)
Rider B	June 2022	January 2023	April 2023	$ 34	$ 18
Rider B	June 2022	January 2023	April 2024	34	—
Rider BW	October 2021	May 2022	September 2022	145	32
Rider BW	October 2021	May 2022	September 2023	120	(25)
Rider CCR	February 2022	October 2022	December 2022	231	15
Rider CE[1]	September 2021	March 2022	May 2022	71	61
Rider CE[2]	October 2022	Pending	May 2023	89	18
Rider E	January 2022	September 2022	November 2022	101	34
Rider E	January 2023	Pending	November 2023	109	8
Rider GT	August 2021	May 2022	June 2022	56	N/A
Rider GT	August 2022	Pending	June 2023	16	(40)
Rider GV	June 2021	December 2021	April 2023	127	(15)
Rider OSW	November 2021	August 2022[3]	September 2022	79	N/A
Rider OSW	November 2022	Pending	September 2023	271	192
Rider PPA	December 2022	Pending	September 2023	(22)	(17)
Rider R	June 2021	March 2022	April 2022	59	1
Rider R	June 2021	March 2022	April 2023	55	(4)
Rider RGGI[4]	December 2021	Withdrawn			
Rider RGGI[5]	December 2022	Pending	September 2023	373	N/A
Rider RPS	December 2021	June 2022	September 2022	140	127
Rider RPS	December 2022	Pending	September 2023	111	(29)
Rider S	June 2021	February 2022	April 2023	191	(1)
Rider SNA[6]	October 2021	July 2022	September 2022	107	N/A
Rider SNA[6]	October 2022	Pending	September 2023	50	(57)
Rider T1[7]	May 2022	July 2022	September 2022	706	(168)
Rider U[8]	June 2021	March 2022	April 2022	95	15
Rider U[9]	June 2022	Pending	April 2023	74	(21)
Rider US-2	October 2021	June 2022	September 2022	11	2
Rider US-3	August 2021	March 2022	June 2022	50	12
Rider US-3	August 2022	Pending	June 2023	40	(10)
Rider US-4	August 2021	March 2022	June 2022	15	5
Rider US-4	August 2022	Pending	June 2023	17	2
Rider W	June 2022	Pending	April 2023	106	(15)
Rider W	June 2022	Pending	April 2024	109	3
DSM Riders[10]	December 2021	August 2022	September 2022	91	17
DSM Riders[11]	December 2022	Pending	September 2023	107	16

(1) Associated with solar generation and energy storage projects approved in March 2022, solar generation projects approved in April 2021 and certain small-scale solar projects.

(2) Associated with solar generation and energy storage projects requested for approval in October 2022 and certain small-scale solar projects in addition to previously approved Rider CE projects.

(3) In August 2022, Virginia Power filed a petition for limited reconsideration relating to a performance standard for operation of the CVOW Commercial Project included in the Virginia Commission's August order. The Virginia Commission granted reconsideration and suspended in part the August order pending its reconsideration with Rider OSW approved on an interim basis. In December 2022, the Virginia Commission issued an order reinstating its August 2022 order granting approval of Rider OSW.

(4) In January 2022, Virginia Power filed a motion to withdraw its application as a result of the announcement by the Governor of Virginia that he intends to withdraw Virginia from RGGI. The Virginia Commission granted Virginia Power's motion in April 2022. In May 2022, Virginia Power filed a petition with the Virginia Commission requesting a suspension of Rider RGGI approved in August 2021. Virginia Power also requested that RGGI compliance costs incurred and unrecovered through July 2022 be recovered through existing base rates in effect during the period incurred. The Virginia Commission approved the request in June 2022. In the second quarter of 2022, Virginia Power recorded a charge of $180 million ($134 million after-tax) in impairment of assets and other charges (reflected in the Corporate and Other segment) for the amount deemed recovered through base rates through June 30, 2022, including the impact of certain non-jurisdictional customers which follow Virginia Power's jurisdictional rate methodology. Virginia Power recorded $33 million ($25 million after-tax) in depreciation and amortization in the third quarter of 2022.

(5) In December 2022, Virginia Power filed a petition to update and reinstate Rider RGGI to recover RGGI compliance costs incurred after July 2022 and those projected to occur through December 2023, with rate recovery from September 2023 through August 2024. For purposes of this proceeding, Virginia Power has assumed that Virginia will withdraw from RGGI on December 31, 2023, and accordingly did not project any RGGI compliance costs to be incurred after that date.

(6) Virginia Power also requested approval of cost recovery of approximately $1.2 billion through Rider SNA for the first phase of nuclear life extension program which includes investments through 2024. In April 2022, Virginia Power, the Virginia Commission staff and certain interested parties filed a proposed stipulation recommending that costs incurred after February 2022 associated with the first phase of the nuclear life extension program for North Anna be deferred and requested for recovery in a subsequent Rider SNA filing.

(7) Consists of $482 million for the transmission component of Virginia Power's base rates and $224 million for Rider T1.

(8) Consists of $60 million for previously approved phases and $35 million for phase six costs for Rider U.

(9) As amended in June 2022, application consists of $74 million for previously approved phases of Rider U.

(10) Associated with an additional nine new energy efficiency programs with a $140 million cost cap, with the ability to exceed the cost cap by no more than 15%.

(11) Associated with an additional four new energy efficiency programs, one new demand response program and four new program bundles with a $150 million cost cap, with the ability to exceed the cost cap by no more than 15%.

Electric Transmission Projects
Significant Virginia Power electric transmission projects approved or applied for are as follows:

Description and Location of Project	Application Date	Approval Date	Type of Line	Miles of Lines	Cost Estimate (millions)
Elmont-Ladysmith rebuild and related projects in the Counties of Hanover and Caroline, Virginia	April 2021	April 2022	500 kV	26	$ 95
Rebuild transmission lines and related projects in the City of Staunton and County of Augusta, Virginia	November 2021	August 2022	230 kV	21	45
Build new Dulles Towne Center substation and line loop in the County of Loudoun, Virginia	December 2021	July 2022	230 kV	1	105
Build new Aviator substation and line loop in the County of Loudoun, Virginia	February 2022	November 2022	230 kV	1	80
Nimbus line loop and substation and new 230 kV line in the County of Loudon, Virginia	February 2022	October 2022	230 kV	1	40
Partial rebuild of Bristers-Ox 115 kV line in Fauquier and Prince William Counties, Virginia	August 2022	Pending	115 kV	15	40
Construct new switching station, substations, transmission lines and related projects in Lunenberg and Mecklenburg Counties, Virginia	October 2022	Pending	230 kV	18	230
Construct new switching station, substation, transmission lines and related projects in Charlotte, Halifax and Mecklenburg Counties, Virginia	October 2022	Pending	230kV	26	215
Construct new Mars and Wishing Star substations, transmission lines and related projects in Loudoun County, Virginia	October 2022	Pending	500/230 kV	4	720
Construct new Altair switching station, transmission lines and related projects in Loudoun County, Virginia	November 2022	Pending	230 kV	2	50
Construct new Cirrus and Keyser switching stations, transmission lines and related projects in Culpeper, Virginia	November 2022	Pending	230 kV	5	65

In November 2013, the Virginia Commission issued an order granting Virginia Power a CPCN to construct approximately 7 miles of new overhead 500 kV transmission line from the existing Surry switching station in Surry County to a new Skiffes Creek switching station in James City County, and approximately 20 miles of new 230 kV transmission line in James City County, York County, and the City of Newport News from the proposed new Skiffes Creek switching station to Virginia Power's existing Whealton substation in the City of Hampton. In February 2019, the transmission line project was placed into service. In March 2019, the U.S. Court of Appeals for the D.C. Circuit issued an order vacating the permit from the U.S. Army Corps of Engineers issued in July 2017 and ordered the U.S. Army Corps of Engineers to do a full environmental impact study of the project. In April 2019, Virginia Power and the U.S. Army Corps of Engineers filed petitions for rehearing with the U.S. Court of Appeals for the D.C. Circuit, asking that the permit from the U.S. Army Corps of Engineers remain in effect while an environmental impact study is performed. In May 2019, the U.S. Court of Appeals for the D.C. Circuit denied the request for rehearing and ordered the U.S. District Court for the D.C. Circuit to consider and issue a ruling on whether the permit should be vacated during the U.S. Army Corps of Engineers' preparation of an environmental impact statement. In November 2019, the U.S. District Court for the D.C. Circuit issued an order allowing the permit to remain in effect while an environmental impact statement is prepared. In November 2020, the U.S. Army Corps of Engineers issued a draft environmental impact statement noting there is no better alternative. This matter is pending.

NORTH CAROLINA REGULATION
Virginia Power North Carolina Base Rate Case

In March 2019, Virginia Power filed its base rate case and schedules with the North Carolina Commission. In January 2020, the North Carolina Commission approved a 9.75% ROE and disallowed certain costs associated with coal ash remediation at Chesterfield power station. In February 2020, the North Carolina Commission issued its final order relating to base rates. In July 2020, Virginia Power filed a notice of appeal and exceptions to the Supreme Court of North Carolina, arguing that the North Carolina Commission committed reversible error on certain issues relating to the ratemaking treatment of certain coal ash remediation costs. In June 2022, the Supreme Court of North Carolina affirmed the North Carolina Commission's order.

Virginia Power North Carolina Fuel Filing
In August 2022, Virginia Power submitted its annual filing to the North Carolina Commission to adjust the fuel component of its electric rates. Virginia Power updated its filing in October 2022 to reflect the increased commodity cost of fuel and proposed a total $107 million increase to the fuel component of its electric rates for the rate year beginning February 1, 2023. Virginia Power also submitted an alternative to recover the increase over a two-year period. Under this approach, Virginia Power proposed a total $80 million increase to the fuel component of its electric rates implemented on a staggered timeline for the rate year beginning February 1, 2023 with remaining unrecovered balances to be recovered in the rate year beginning February 1, 2024. In January 2023, the North Carolina Commission approved the filing for recovery over the two-year period.

PSNC Rider D

Rider D allows PSNC to recover from customers all prudently incurred gas costs and the related portion of uncollectible expenses as well as losses on negotiated gas and transportation sales. In May 2022, PSNC submitted a filing with, and received approval from, the North Carolina Commission for a $56 million gas cost increase with rates effective June 2022. In September 2022, PSNC submitted a filing with, and received approval from, the North Carolina Commission for a $126 million gas cost increase with rates effective October 2022. In November 2022, PSNC submitted a filing with, and received approval from, the North Carolina Commission for a net $41 million gas cost decrease with rates effective December 2022.

In January 2023, PSNC submitted a filing with, and received approval from, the North Carolina Commission for a $154 million gas cost decrease with rates effective February 2023. In February 2023, PSNC submitted a filing with the North Carolina Commission for a $56 million gas cost decrease with rates effective March 2023. This matter is pending.

PSNC Customer Usage Tracker

PSNC utilizes a customer usage tracker, a decoupling mechanism, which allows it to adjust its base rates semi-annually for residential and commercial customers based on average per customer consumption. In September 2022, PSNC submitted a filing with the North Carolina Commission for a $46 million increase relating to the customer usage tracker. The North Carolina Commission approved the filing in September 2022 with rates effective October 2022.

SOUTH CAROLINA REGULATION

South Carolina Electric Base Rate Case

In August 2020, DESC filed its retail electric base rate case and schedules with the South Carolina Commission. In July 2021, DESC, the South Carolina Office of Regulatory Staff and other parties of record filed a comprehensive settlement agreement with the South Carolina Commission for approval. The comprehensive settlement agreement provided for a non-fuel, base rate increase of $62 million (resulting in a net increase of $36 million after considering an accelerated amortization of certain excess deferred income taxes) commencing with bills issued on September 1, 2021 and an authorized earned ROE of 9.50%. Additionally, DESC agreed to commit up to $15 million to forgive retail electric customer balances that were more than 60 days past due as of May 31, 2021 and provide $15 million for energy efficiency upgrades and critical health and safety repairs to customer homes. Pursuant to the comprehensive settlement agreement, DESC would not file a retail electric base rate case prior to July 1, 2023, such that new rates would not be effective prior to January 1, 2024, absent unforeseen extraordinary economic or financial conditions that may include changes in corporate tax rates. In July 2021, the South Carolina Commission approved the comprehensive settlement agreement and issued its final order in August 2021.

In connection with this matter, Dominion Energy recorded charges of $249 million ($187 million after-tax) reflected within impairment of assets and other charges (benefits) (reflected in the Corporate and Other segment), including $237 million of regulatory assets associated with DESC's purchases of its first mortgage bonds during 2019 that are no longer probable of recovery under the settlement agreement, and $18 million ($14 million after-tax) reflected within other income in its Consolidated Statements of Income for the year ended December 31, 2021.

DSM Programs

DESC has approval for a DSM rider through which it recovers expenditures related to its DSM programs.

In January 2022, DESC filed an application with the South Carolina Commission seeking approval to recover $60 million of costs and net lost revenues associated with these programs, along with an incentive to invest in such programs. In April 2022, the South Carolina Commission approved the request, effective with the first billing cycle of May 2022.

In January 2023, DESC filed an application with the South Carolina Commission seeking approval to recover $46 million of costs and net lost revenues associated with these programs, along with an incentive to invest in such programs. DESC requested that rates be effective with the first billing cycle of May 2023. This matter is pending.

Natural Gas Rates

In June 2022, DESC filed with the South Carolina Commission its monitoring report for the 12-month period ended March 31, 2022 with a total revenue requirement of $553 million. This represents a $129 million overall annual increase to its natural gas rates including a $16 million base rate increase under the terms of the Natural Gas Rate Stabilization Act effective with the first billing cycle of November 2022. In October 2022, the South Carolina Commission issued an order approving a total revenue requirement of $549 million effective with the first billing cycle of November 2022. This represents a $125 million overall annual increase to DESC's natural gas rates including a $12 million base rate increase under the terms of the Natural Gas Rate Stabilization Act.

Cost of Fuel

DESC's retail electric rates include a cost of fuel component approved by the South Carolina Commission which may be adjusted periodically to reflect changes in the price of fuel purchased by DESC.

In February 2022, DESC filed with the South Carolina Commission a proposal to increase the total fuel cost component of retail electric rates. DESC's proposed adjustment is designed to recover DESC's current base fuel costs, including its existing under-collected balance, over the 12-month period beginning with the first billing cycle of May 2022. DESC also proposed to apply approximately $66 million representing the net balance of funds associated with the monetization of the bankruptcy settlement with Toshiba Corporation following the satisfaction of liens against NND Project property recorded in regulatory liabilities, as a reduction to its under-collected base fuel cost balance. In addition, DESC proposed an increase to its variable environmental and avoided capacity cost component. The net effect is a proposed annual increase of $143 million. In April 2022, the South Carolina Commission approved the filing.

In August 2022, DESC filed an application with the South Carolina Commission seeking a mid-period adjustment to increase the base fuel component of retail electric rates for the recovery of electric fuel costs. The application requested an increase of the base fuel cost component of $399 million, with rates expected to be effective with the first billing cycle of January 2023. In November 2022, DESC, the South Carolina Office of Regulatory Staff and other parties of record filed a stipulation agreement with the South Carolina Commission for approval that reflects updated fuel cost experience and forecasts. The stipulation agreement proposes an increase of the base fuel cost component to be effective with the first billing cycle of January 2023, with an estimated annual increase of $168 million. In December 2022, the South Carolina Commission approved the stipulation agreement and issued a final order.

In February 2023, DESC filed with the South Carolina Commission a proposal to increase the total fuel cost component of retail electric rates. DESC's proposed adjustment is designed to recover DESC's current base fuel costs, including its existing under-collected balance, over the 12-month period beginning with the first billing cycle of May 2023. In addition, DESC proposed a decrease to its variable environmental and avoided capacity cost component. The net effect is a proposed annual increase of $176 million. This matter is pending.

Electric—Other
DESC utilizes a pension costs rider approved by the South Carolina Commission which is designed to allow recovery of projected pension costs, including under-collected balances or net of over-collected balances, as applicable. The rider is typically reviewed for adjustment every 12 months with any resulting increase or decrease going into effect beginning with the first billing cycle in May. In February 2023, DESC requested that the South Carolina Commission approve an adjustment to this rider to increase annual revenue by $24 million. This matter is pending.

Ohio Regulation
PIR Program
In 2008, East Ohio began PIR, aimed at replacing approximately 25% of its pipeline system. In September 2016, the Ohio Commission approved a stipulation filed jointly by East Ohio and the Staff of the Ohio Commission to continue the PIR program and associated cost recovery for another five-year term, calendar years 2017 through 2021, and to permit East Ohio to increase its annual capital expenditures to $200 million by 2018 and 3% per year thereafter subject to the cost recovery rate increase caps proposed by East Ohio. In April 2022, the Ohio Commission approved an extension of East Ohio's PIR program for capital investments through 2026 with continuation of 3% increases of annual capital expenditures per year.

In June 2022, the Ohio Commission approved East Ohio's application to adjust the PIR cost recovery rates for 2021 costs. The filing reflects gross plant investment for 2021 of $225 million, cumulative gross plant investment of $2.2 billion and a revenue requirement of $273 million.

CEP Program
In 2011, East Ohio began CEP which enables East Ohio to defer depreciation expense, property tax expense and carrying costs at the debt rate of 6.5% on capital investments not covered by its

PIR program to expand, upgrade or replace its infrastructure and information technology systems as well as investments necessary to comply with the Ohio Commission or other government regulation. In April 2022, certain parties filed an appeal with the Supreme Court of Ohio appealing the Ohio Commission's December 2020 order establishing the CEP rider, including the rate of return utilized in determining the revenue requirement. This matter is pending.

In April 2021, East Ohio filed an application requesting approval to adjust the CEP cost recovery rates for 2019 and 2020 costs. The filing reflects gross plant investment for 2019 of $137 million, gross plant investment for 2020 of $99 million, cumulative gross plant investment of $957 million and a revenue requirement of $119 million. In February 2022, the Ohio Commission approved adjustments to CEP cost recovery rates for 2019 and 2020 costs. The approved rates reflect gross plant investment for 2019 and 2020 of $231 million, cumulative gross plant investment of $952 million and a revenue requirement of $118 million. The Ohio Commission also ordered that East Ohio should file its next base rate case by October 2023.

In November 2022, the Ohio Commission approved adjustments to CEP cost recovery rates for 2021 costs. The approved rates reflect gross plant investment for 2021 of $146 million, cumulative gross plant investment of $1.1 billion and a revenue requirement of $131 million.

PIPP Plus Program
Under the Ohio PIPP Plus Program, eligible customers can make reduced payments based on their ability to pay their bill. The difference between the customer's total bill and the PIPP amount is deferred and collected under the PIPP rider in accordance with the rules of the Ohio Commission. In July 2022, East Ohio's annual update of the PIPP rider filed in May 2022 with the Ohio Commission was approved. The revised rider rate reflects recovery over the twelve-month period from July 2022 through June 2023 of projected deferred program costs of approximately $22 million from April 2022 through June 2023, net of over-recovery of accumulated arrearages of approximately $4 million as of March 31, 2022.

UEX Rider
East Ohio has approval for a UEX Rider through which it recovers the bad debt expense of most customers not participating in the PIPP Plus Program. The UEX Rider is adjusted annually to achieve dollar for dollar recovery of East Ohio's actual write-offs of uncollectible amounts. In July 2022, the Ohio Commission approved East Ohio's application to adjust its UEX Rider to reflect an annual revenue requirement of $20 million to provide for recovery of an under-recovered accumulated bad debt expense of $7 million as of March 31, 2022, and recovery of net bad debt expense projected to total $13 million for the twelve-month period ending March 2023.

Utah Regulation
Utah Base Rate Case
In May 2022, Questar Gas filed its base rate case and schedules with the Utah Commission. Questar Gas proposed a non-fuel, base rate increase of $71 million effective January 2023. The base rate increase was proposed to recover the significant investment in distribution infrastructure for the benefit of Utah customers. The

proposed rates would provide for an ROE of 10.3% compared to the currently authorized ROE of 9.5%. In December 2022, the Utah Commission approved a non-fuel, base rate increase of $48 million for rates effective January 2023 with an ROE of 9.6%.

Purchased Gas

In July 2022, the Utah Commission approved Questar Gas' request for a $94 million gas cost increase with rates effective August 2022. In October 2022, the Utah Commission approved Questar Gas' request for a $128 million gas cost increase with rates effective November 2022.

In February 2023, Questar Gas filed an application with the Utah Commission seeking approval for a $92 million gas cost increase with rates effective March 2023. This matter is pending.

NOTE 14. ASSET RETIREMENT OBLIGATIONS

AROs represent obligations that result from laws, statutes, contracts and regulations related to the eventual retirement of certain of the Companies' long-lived assets. The Companies AROs are primarily associated with the decommissioning of their nuclear generation facilities and ash pond and landfill closures.

The Companies have also identified, but not recognized, AROs related to the retirement of Dominion Energy's storage wells in its underground natural gas storage network, certain Virginia Power electric transmission and distribution assets located on property with easements, rights of way, franchises and lease agreements, Virginia Power's hydroelectric generation facilities and the abatement of certain asbestos not expected to be disturbed in the Companies' generation facilities. The Companies currently do not have sufficient information to estimate a reasonable range of expected retirement dates for any of these assets since the economic lives of these assets can be extended indefinitely through regular repair and maintenance and they currently have no plans to retire or dispose of any of these assets. As a result, a settlement date is not determinable for these assets and AROs for these assets will not be reflected in the Consolidated Financial Statements until sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed. The Companies continue to monitor operational and strategic developments to identify if sufficient information exists to reasonably estimate a retirement date for these assets.

The changes to AROs during 2021 and 2022 were as follows:

(millions)	Dominion Energy	Virginia Power
AROs at December 31, 2020	$5,583	$3,820
Obligations incurred during the period	31	26
Obligations settled during the period	(165)	(131)
Revisions in estimated cash flows[1]	(151)	67
Accretion	224	141
Sale of non-wholly-owned nonregulated solar facilities	(49)	
AROs at December 31, 2021[2]	$5,473	$3,923
Obligations incurred during the period	**144**	**132**
Obligations settled during the period	**(129)**	**(155)**
Revisions in estimated cash flows[3]	**46**	**48**
Accretion	**217**	**145**
Sales of Kewaunee and Hope	**(175)**	
AROs at December 31, 2022[2]	**$5,576**	**$4,093**

(1) *Reflects revisions to future ash pond and landfill closure costs at certain utility generation facilities, and additionally for Dominion Energy estimated cash flow projections associated with the recovery of spent nuclear fuel costs for its AROs associated with the decommissioning of Kewaunee and estimated cash flow projections associated with certain gas distribution pipelines. For Dominion Energy, these revisions in 2021 resulted in a charge of $44 million ($35 million after-tax) within other operations and maintenance expense in the Consolidated Statements of Income as well as a $173 million decrease to property, plant and equipment, net.*

(2) *Includes $198 million and $368 million reported in other current liabilities for Dominion Energy at December 31, 2021 and 2022, respectively.*

(3) *Primarily reflects revisions to asbestos abatement costs associated with the early retirement of certain retired electric generation facilities.*

Dominion Energy's AROs at December 31, 2022 and 2021, include $1.9 billion and $2.0 billion, respectively, with $0.9 billion and $0.9 billion recorded by Virginia Power, related to the future decommissioning of their nuclear facilities. The Companies have established trusts dedicated to funding the future decommissioning activities. At December 31, 2022 and 2021, the aggregate fair value of Dominion Energy's trusts, consisting primarily of equity and debt securities, totaled $6.0 billion and $8.0 billion, respectively. At December 31, 2022 and 2021, the aggregate fair value of Virginia Power's trusts, consisting primarily of debt and equity securities, totaled $3.2 billion and $3.7 billion, respectively.

In addition, AROs at December 31, 2022 and 2021 include $2.8 billion and $2.9 billion, respectively, related to Virginia Power's future ash pond and landfill closure costs. Regulatory mechanisms, primarily associated with legislation enacted in Virginia in 2019, provide for recovery of costs to be incurred. See Note 12 for additional information.

NOTE 15. LEASES

At December 31, 2022 and 2021, the Companies had the following lease assets and liabilities recorded in the Consolidated Balance Sheets:

	Dominion Energy		Virginia Power	
At December 31,	**2022**	2021	**2022**	2021
(millions)				
Lease assets:				
Operating lease assets[1]	**$415**	$506	**$294**	$256
Finance lease assets[2]	**144**	144	**82**	71
Total lease assets	**$559**	$650	**$376**	$327
Lease liabilities:				
Operating lease liabilities[3]	**$ 39**	$ 44	**$ 21**	$ 25
Finance lease liabilities[4]	**46**	36	**17**	13
Total lease liabilities—current	**85**	80	**38**	38
Operating lease liabilities [5]	**514**	464	**273**	227
Finance lease liabilities[6]	**104**	112	**65**	57
Total lease liabilities—noncurrent	**618**	576	**338**	284
Total lease liabilities	**$703**	$656	**$376**	$322

(1) Included in other deferred charges and other assets in the Companies' Consolidated Balance Sheets.
(2) Included in property, plant and equipment in the Companies' Consolidated Balance Sheets, net of $114 million and $33 million of accumulated amortization at Dominion Energy and Virginia Power, respectively, at December 31, 2022 and net of $81 million and $18 million of accumulated amortization at Dominion Energy and Virginia Power, respectively, at December 31, 2021.
(3) Included in other current liabilities in the Companies' Consolidated Balance Sheets.
(4) Included in securities due within one year in the Companies' Consolidated Balance Sheets.
(5) Included in other deferred credits and other liabilities in the Companies' Consolidated Balance Sheets.
(6) Included in other long-term debt in the Companies' Consolidated Balance Sheets.

In addition to the amounts disclosed above, Dominion Energy's Consolidated Balance Sheets at December 31, 2022 and 2021 include property, plant and equipment of $183 million and $1.2 billion, respectively, related to facilities subject to power purchase agreements under which Dominion Energy is the lessor. Accumulated depreciation related to these facilities was $106 million at December 31, 2021. There was no accumulated depreciation related to these facilities recorded in Dominion Energy's Consolidated Balance Sheets at December 31, 2022.

For the years ended December 31, 2022, 2021 and 2020, total lease cost associated with the Companies' leasing arrangements consisted of the following:

	Dominion Energy			Virginia Power		
Year ended December 31,	**2022**	2021	2020	**2022**	2021	2020
(millions)						
Finance lease cost:						
Amortization	**$ 41**	$ 40	$ 33	**$15**	$12	$ 7
Interest	**3**	(3)	—	**3**	1	1
Operating lease cost	**53**	66	68	**32**	$30	$36
Short-term lease cost	**31**	32	20	**21**	19	12
Variable lease cost	**4**	5	8	**1**	1	4
Total lease cost	**$132**	$140	$129	**$72**	$63	$60

For the years ended December 31, 2022, 2021 and 2020, cash paid for amounts included in the measurement of the lease liabilities consisted of the following amounts, included in the Companies' Consolidated Statements of Cash Flows:

	Dominion Energy			Virginia Power		
Year ended December 31,	**2022**	2021	2020	**2022**	2021	2020
(millions)						
Operating cash flows for finance leases	**$ 3**	$ (3)	$—	**$ 3**	$ 1	$ 1
Operating cash flows for operating leases	**82**	103	96	**50**	53	52
Financing cash flows for finance leases	**32**	40	33	**12**	12	7

In addition to the amounts disclosed above, Dominion Energy's Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020, include $16 million, $168 million and $175 million, respectively, of rental revenue, included in operating revenue and $34 million, $110 million and $102 million, respectively, of depreciation expense, included in depreciation, depletion and amortization, related to facilities subject to power purchase agreements under which Dominion Energy is the lessor.

At December 31, 2022 and 2021, the weighted average remaining lease term and weighted discount rate for the Companies' finance and operating leases were as follows:

	Dominion Energy		Virginia Power	
December 31,	**2022**	2021	**2022**	2021
Dominion Energy				
Weighted average remaining lease term— finance leases	**4 years**	5 years	**6 years**	6 years
Weighted average remaining lease term— operating leases	**29 years**	27 years	**30 years**	25 years
Weighted average discount rate—finance leases	**5.77%**	2.77%	**6.12%**	2.27%
Weighted average discount rate— operating leases	**3.91%**	3.96%	**3.90%**	4.00%

The Companies' lease liabilities have the following maturities:

Maturity of Lease Liabilities	Dominion Energy		Virginia Power	
(millions)	Operating	Finance	Operating	Finance
2023	$ 44	$ 52	$ 23	$ 21
2024	36	45	19	20
2025	30	25	15	17
2026	27	20	12	14
2027	25	14	10	11
After 2027	642	15	314	13
Total undiscounted lease payments	804	171	393	96
Present value adjustment	(251)	(21)	(99)	(14)
Present value of lease liabilities	$ 553	$150	$294	$ 82

Corporate Office Leasing Arrangement

In December 2019, Dominion Energy signed an agreement with a lessor, as amended in May 2020, to construct and lease a new corporate office property in Richmond, Virginia. The lessor provided equity and had obtained financing commitments from debt investors, totaling $465 million, to fund the estimated project costs. In March 2021, Dominion Energy notified the lessor of its intention to terminate the leasing arrangement effective April 2021. As a result, Dominion Energy recorded a charge of $62 million ($46 million after-tax) in 2021, included in impairment of assets and other charges (reflected in the Corporate and Other segment) in its Consolidated Statements of Income, primarily for amounts required to be repaid to the lessor.

Offshore Wind Vessel Leasing Arrangement

In December 2020, Dominion Energy signed an agreement (subsequently amended in December 2022) with a lessor to complete construction of and lease a Jones Act compliant offshore wind installation vessel. This vessel is designed to handle current turbine technologies as well as next generation turbines. The lessor is providing equity and has obtained financing commitments from debt investors, totaling $550 million, to fund the estimated project costs. The project is expected to be ready for the 2024 offshore wind turbine installation season. Dominion Energy has been appointed to act as the construction agent for the lessor, during which time Dominion Energy will request cash draws from the lessor and debt investors to fund all project costs, which totaled $334 million as of December 31, 2022. If the project is terminated under certain events of default, Dominion Energy could be required to pay up to 100% of the then funded amount.

The initial lease term will commence once construction is substantially complete and the vessel is delivered and will mature in November 2027. At the end of the initial lease term, Dominion Energy can (i) extend the term of the lease for an additional term, subject to the approval of the participants, at current market terms, (ii) purchase the property for an amount equal to the outstanding project costs or, (iii) subject to certain terms and conditions, sell the property on behalf of the lessor to a third party using commercially reasonable efforts to obtain the highest cash purchase price for the property. If the project is sold and the proceeds from the sale are insufficient to repay the investors for the outstanding project costs, Dominion Energy may be required to make a payment to the lessor for the difference between the outstanding project costs and sale proceeds. Dominion Energy is

not considered the owner during construction for financial accounting purposes and, therefore, will not reflect the construction activity in its consolidated financial statements. Dominion Energy expects to recognize a right-of-use asset and a corresponding finance lease liability at the commencement of the lease term. Dominion Energy will be considered the owner of the leased property for tax purposes, and as a result, will be entitled to tax deductions for depreciation and interest expense.

NOTE 16. VARIABLE INTEREST ENTITIES

The primary beneficiary of a VIE is required to consolidate the VIE and to disclose certain information about its significant variable interests in the VIE. The primary beneficiary of a VIE is the entity that has both 1) the power to direct the activities that most significantly impact the entity's economic performance and 2) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

DOMINION ENERGY

At December 31, 2022, Dominion Energy owns a 50% membership interest in Cove Point, as discussed in Notes 3 and 9. Dominion Energy concluded that Cove Point is a VIE due to the limited partners lacking the characteristics of a controlling financial interest. As a result of the GT&S Transaction, effective November 1, 2020, Dominion Energy is no longer the primary beneficiary of Cove Point as BHE retains the power to direct the activities that most significantly impact Cove Point's economic performance. Dominion Energy's maximum exposure to loss is limited to its current and future investment, as well as any obligations under guarantees provided. See Note 23 for additional information.

At December 31, 2022, Dominion Energy owns a 53% membership interest in Atlantic Coast Pipeline. Dominion Energy concluded that Atlantic Coast Pipeline is a VIE because it has insufficient equity to finance its activities without additional subordinated financial support. Dominion Energy has concluded that it is not the primary beneficiary of Atlantic Coast Pipeline as it does not have the power to direct the activities of Atlantic Coast Pipeline that most significantly impact its economic performance, as the power to direct is shared with Duke Energy. Dominion Energy is obligated to provide capital contributions based on its ownership percentage. Dominion Energy's maximum exposure to loss is limited to any future investment. See Note 9 for additional details regarding the nature of this entity.

DOMINION ENERGY AND VIRGINIA POWER

The Companies' nuclear decommissioning trust funds and Dominion Energy's rabbi trusts hold investments in limited partnerships or similar type entities (see Note 9 for additional details). Dominion Energy and Virginia Power concluded that these partnership investments are VIEs due to the limited partners lacking the characteristics of a controlling financial interest. Dominion Energy and Virginia Power have concluded neither is the primary beneficiary as they do not have the power to direct the activities that most significantly impact these VIEs' economic performance. Dominion Energy and Virginia Power are obligated to provide capital contributions to the partnerships as required by each partnership agreement based on their ownership percentages. Dominion Energy and Virginia Power's maximum exposure to loss is limited to their current and future investments.

Virginia Power

Virginia Power purchased shared services from DES, an affiliated VIE, of $396 million, $380 million and $349 million for the years ended December 31, 2022, 2021 and 2020, respectively. Virginia Power's Consolidated Balance Sheets included amounts due to DES of $28 million at December 31, 2022, and $20 million at December 31, 2021, respectively, recorded in payables to affiliates in the Consolidated Balance Sheets. Virginia Power determined that it is not the primary beneficiary of DES as it does not have power to direct the activities that most significantly impact its economic performance as well as the obligation to absorb losses and benefits which could be significant to it. DES provides accounting, legal, finance and certain administrative and technical services to all Dominion Energy subsidiaries, including Virginia Power. Virginia Power has no obligation to absorb more than its allocated share of DES costs.

Note 17. Short-term Debt And Credit Agreements

The Companies use short-term debt to fund working capital requirements and as a bridge to long-term debt financings. The levels of borrowing may vary significantly during the course of the year, depending upon the timing and amount of cash requirements not satisfied by cash from operations. In addition, Dominion Energy utilizes cash and letters of credit to fund collateral requirements. Collateral requirements are impacted by commodity prices, hedging levels, Dominion Energy's credit ratings and the credit quality of its counterparties.

Dominion Energy

Dominion Energy's short-term financing is supported by its $6.0 billion joint revolving credit facility that provides for a discount in the pricing of certain annual fees and amounts borrowed by Dominion Energy under the facility if Dominion Energy achieves certain annual renewable electric generation and diversity and inclusion objectives. Commercial paper and letters of credit outstanding, as well as capacity available under the credit facility were as follows:

	Facility Limit	Outstanding Commercial Paper[1]	Outstanding Letters of Credit	Facility Capacity Available
(millions)				
At December 31, 2022				
Joint revolving credit facility[2]	**$6,000**	**$3,076**	**$202**	**$2,722**
At December 31, 2021				
Joint revolving credit facility[2]	$6,000	$1,883	$131	$3,986

(1) The weighted-average interest rates of the outstanding commercial paper supported by Dominion Energy's credit facility was 4.73% and 0.31% at December 31, 2022 and 2021, respectively.
(2) This credit facility matures in June 2026, with the potential to be extended by the borrowers to June 2028, and can be used by the borrowers under the credit facility to support bank borrowings and the issuance of commercial paper, as well as to support up to a combined $2.0 billion of letters of credit.

DESC and Questar Gas' short-term financings are supported through access as co-borrowers to the joint revolving credit facility discussed above with the Companies. At December 31, 2022, the sub-limits for DESC and Questar Gas were $500 million and $250 million, respectively.

In March 2021, FERC granted DESC authority through March 2023 to issue short-term indebtedness (pursuant to Section 204 of the Federal Power Act) in amounts not to exceed $2.2 billion outstanding with maturity dates of one year or less. In addition, in March 2021, FERC granted GENCO authority through March 2023 to issue short-term indebtedness not to exceed $200 million outstanding with maturity dates of one year or less. In January 2023, DESC and GENCO applied to FERC for a two-year short-term borrowing authorization. The applications are pending.

In addition to the joint revolving credit facility mentioned above, Dominion Energy also has a credit facility which allows Dominion Energy to issue up to approximately $30 million in letters of credit and was scheduled to mature in June 2022. In April 2022, Dominion Energy entered into an agreement to amend and restate this facility to extend the maturity date to June 2025. In May 2022, Dominion Energy further amended and restated this facility to have a maturity date of June 2024. At December 31, 2022 and 2021, Dominion Energy had $25 million and $29 million in letters of credit outstanding under this facility, respectively.

In December 2021, in connection with the sale of certain non-wholly owned nonregulated solar facilities, as discussed in Note 10, SBL Holdco terminated $30 million of credit facilities and Dominion Solar Projects III, Inc. terminated $25 million of credit facilities.

In July 2021, Dominion Energy entered into an approximately $1.3 billion term loan credit agreement following the termination of the Q-Pipe Transaction as discussed in Note 3 and borrowed the full amount available thereunder. The term loan was scheduled to mature in December 2021, with the ability to extend maturity at Dominion Energy's option to June 2022 and bore interest at a variable rate. The proceeds were utilized to repay the deposit received from BHE on the Q-Pipe Transaction. In December 2021, Dominion Energy used the net proceeds from the completion of the sale of the Q-Pipe Group to Southwest Gas to repay the principal outstanding under the term loan plus accrued interest.

In December 2021, DECP Holdings entered into a credit facility, which allows it to issue up to $110 million in letters of credit with automatic one-year renewals through the maturity of the facility in December 2024. At both December 31, 2022 and 2021, $110 million in letters of credit were outstanding under this agreement with no amounts drawn under the letters of credit.

Dominion Energy has an effective shelf registration statement with the SEC for the sale of up to $3.0 billion of variable denomination floating rate demand notes, called Dominion Energy Reliability Investment[SM]. The registration limits the principal amount that may be outstanding at any one time to $1.0 billion. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Dominion Energy Reliability Investment Committee, or its designee, on a weekly basis. The notes have no stated maturity date, are non-transferable and may be redeemed in whole or in part by Dominion Energy or at the investor's option at any time. At December 31, 2022 and December 31, 2021, Dominion Energy's Consolidated Balance Sheets include $347 million and $431 million, respectively, presented within short-term debt with weighted-average interest rates of 4.24% and 1.25%, respectively. The proceeds are used for general corporate purposes and to repay debt.

In January 2023, Dominion Energy entered into a $2.5 billion 364-Day term loan facility which bears interest at a variable rate and will mature in January 2024 with the proceeds to be used to repay existing long-term debt and short-term debt upon maturity and for other general corporate purposes. Concurrently, Dominion Energy borrowed an initial $1.0 billion with the proceeds used to repay long-term debt. The maximum allowed total debt to total capital ratio under the facility is consistent with such allowed ratio under Dominion Energy's joint revolving credit facility. Dominion Energy may make up to two additional borrowings under this agreement through March 31, 2023, at which point any unused capacity will cease to be available to Dominion Energy.

VIRGINIA POWER

Virginia Power's short-term financing is supported through its access as co-borrower to Dominion Energy's $6.0 billion joint revolving credit facility. The credit facility can be used for working capital, as support for the combined commercial paper programs of the borrowers under the credit facility and for other general corporate purposes.

Virginia Power's share of commercial paper and letters of credit outstanding under the joint revolving credit facility with Dominion Energy, Questar Gas and DESC were as follows:

	Facility Limit	Outstanding Commercial Paper[1]	Outstanding Letters of Credit
(millions)			
At December 31, 2022			
Joint revolving credit facility[2]	**$6,000**	**$941**	**$140**
At December 31, 2021			
Joint revolving credit facility[2]	$6,000	$ 745	$40

(1) The weighted-average interest rates of the outstanding commercial paper supported by the credit facility was 4.68% and 0.26% at December 31, 2022 and 2021, respectively.

(2) The full amount of the facility is available to Virginia Power, less any amounts outstanding to co-borrowers Dominion Energy, Questar Gas and DESC. The sub-limit for Virginia Power is set pursuant to the terms of the facility but can be changed at the option of the borrowers multiple times per year. At December 31, 2022, the sub-limit for Virginia Power was $1.75 billion. If Virginia Power has liquidity needs in excess of its sub-limit, the sub-limit may be changed or such needs may be satisfied through short-term intercompany borrowings from Dominion Energy. This credit facility matures in June 2026, with the potential to be extended by the borrowers to June 2028. The credit facility can be used to support bank borrowings and the issuance of commercial paper, as well as to support up to $2.0 billion (or the sub-limit, whichever is less) of letters of credit.

In January 2023, Virginia Power entered into a letter of credit facility which allows Virginia Power to issue up to $125 million in letters of credit and matures in January 2026. Through February 2023, less than $1 million in letters of credit were issued and outstanding under this facility with no amounts drawn under the letters of credit.

NOTE 18. LONG-TERM DEBT

	2022 Weighted-average Coupon[1]	Dominion Energy		Virginia Power	
At December 31,		**2022**	2021	**2022**	2021
(millions, except percentages)					
Sustainability Revolving Credit Agreement, variable rate, due 2024[2]	**5.24%**	**$ 450**	$ —		
Unsecured Senior Notes:					
Variable rate, due 2023	**5.30%**	**1,000**	1,000		
1.45% to 7.0%, due 2022 to 2052[3][4]	**4.01%**	**12,476**	11,238		
Unsecured Junior Subordinated Notes:					
3.071% due 2024	**3.07%**	**700**	700		
Payable to Affiliated Trust, 8.4%, due 2031	**8.40%**	**10**	10		
Enhanced Junior Subordinated Notes:					
5.75% due 2054	**5.75%**	**685**	685		
Virginia Electric and Power Company:					
Unsecured Senior Notes, 2.30% to 8.875%, due 2022 to 2052	**3.99%**	**15,135**	13,238	**$15,135**	$13,238
Tax-Exempt Financings, 0.75% to 1.90%, due 2032 to 2041[5]	**1.32%**	**625**	625	**625**	625
DECP Holdings, Term Loan, variable rate, due 2024[6]	**5.71%**	**2,349**	2,500		
Questar Gas, Unsecured Senior Notes, 2.21% to 7.20%, due 2024 to 2052	**3.99%**	**1,250**	1,000		
East Ohio, Unsecured Senior Notes, 1.30% to 6.38%, due 2025 to 2052	**3.13%**	**2,300**	1,800		
PSNC, Senior Debentures and Notes, 3.10% to 7.45%, due 2026 to 2051	**4.34%**	**800**	800		
DESC:					
First Mortgage Bonds, 2.30% to 6.625%, due 2028 to 2065	**5.09%**	**3,634**	3,634		
Tax-Exempt Financings[7]:					
Variable rate due 2038	**3.70%**	**35**	35		
3.625% and 4.00%, due 2028 and 2033	**3.90%**	**54**	54		
GENCO, variable rate due 2038	**3.70%**	**33**	33		
Other	**3.63%**	**1**	1		
Secured Senior Notes, 4.82%, due 2042[8]	**4.82%**	**308**	314		
Tax-Exempt Financing, 3.8% due 2033	**3.80%**	**27**	27		
Total Principal		**$41,872**	$37,694	**$15,760**	$13,863
Fair value hedge valuation[9]		**—**	2		
Securities due within one year[10]		**(2,848)**	(805)	**(700)**	(300)
Unamortized discount, premium and debt issuance costs, net		**(355)**	(315)	**(144)**	(110)
Derivative restructuring[11]		**141**	738	**—**	446
Finance leases		**104**	112	**65**	57
Total long-term debt		**$38,914**	$37,426	**$14,981**	$13,956

(1) Represents weighted-average coupon rates for debt outstanding as of December 31, 2022.
(2) This $900 million supplemental credit facility, entered in June 2021, offers a reduced interest rate margin with respect to borrowed amounts allocated to certain environmental sustainability or social investment initiatives. Proceeds of the supplemental credit facility also may be used for general corporate purposes, but such proceeds are not eligible for a reduced interest rate margin. In June 2021 and August 2021, Dominion Energy borrowed $250 million and $650 million respectively. The proceeds from these borrowings were used to support environmental sustainability and social investment initiatives ($250 million) and for general corporate purposes ($650 million). In November 2021 and December 2021, Dominion Energy repaid $650 million and $250 million, respectively, borrowed under this arrangement. In May 2022, Dominion Energy borrowed $900 million. The proceeds from these borrowings were used to support environmental sustainability and social investment initiatives ($450 million) and for general corporate purposes ($450 million). In June 2022, Dominion Energy repaid $450 million borrowed for general corporate purposes.
(3) Includes debt assumed by Dominion Energy from the merger of its former CNG subsidiary.
(4) In 2022, Dominion Energy repurchased $263 million of senior notes with various interest rates and maturity dates. Gains related to the early redemption of the senior notes were $35 million ($26 million after-tax) reflected within interest and related charges in Dominion Energy's Consolidated Statements of Income.
(5) These financings relate to certain pollution control equipment at Virginia Power's generating facilities.
(6) The term loan amortizes over a 17-year period and matures in December 2024 with the potential to be extended to December 2026. The debt is secured by DECP Holdings' noncontrolling interest in Cove Point.
(7) Industrial revenue bonds totaling $68 million are secured by letters of credit that expire, subject to renewal, in the fourth quarter of 2023.
(8) Represents debt associated with Eagle Solar. The debt is nonrecourse to Dominion Energy and is secured by Eagle Solar's interest in certain solar facilities.
(9) Represents the valuation of certain fair value hedges associated with Dominion Energy's fixed rate debt.
(10) Dominion Energy and Virginia Power's weighted-average rate for securities due within one year was 3.69% and 2.75%, respectively, as of December 31, 2022.
(11) Excludes $447 million at December 31, 2022 for both Dominion Energy and Virginia Power, representing the current portion which is presented within securities due within one year in the Companies' Consolidated Balance Sheets. The Companies did not have any current derivative restructuring balances at December 31, 2021.

Based on stated maturity dates rather than early redemption dates that could be elected by instrument holders, the scheduled principal payments of long-term debt at December 31, 2022, were as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
(millions, except percentages)							
Dominion Energy							
Term Loans	$ 134	$2,215	$ —	$ —	$ —	$ —	$ 2,349
Sustainability Revolving Credit Agreement	—	450	—	—	—	—	450
First Mortgage Bonds	—	—	—	—	—	3,634	3,634
Unsecured Senior Notes	2,700	690	2,000	2,220	1,893	23,459	32,962
Secured Senior Notes	17	31	19	20	21	200	308
Tax-Exempt Financings	—	—	—	—	—	774	774
Unsecured Junior Subordinated Notes Payable to Affiliated Trusts	—	—	—	—	—	10	10
Unsecured Junior Subordinated Notes	—	700	—	—	—	—	700
Enhanced Junior Subordinated Notes	—	—	—	—	—	685	685
Total	$2,851	$4,086	$2,019	$2,240	$1,914	$28,762	$41,872
Weighted-average Coupon	3.69%	4.81%	3.01%	2.84%	3.74%	4.34%	
Virginia Power							
Unsecured Senior Notes	$ 700	$ 350	$ 350	$1,150	$1,350	$11,235	$15,135
Tax-Exempt Financings	—	—	—	—	—	625	625
Total	$ 700	$ 350	$ 350	$1,150	$1,350	$11,860	$15,760
Weighted-average Coupon	2.75%	3.45%	3.10%	3.08%	3.61%	4.10%	

The Companies' credit facilities and debt agreements, both short-term and long-term, contain customary covenants and default provisions. As of December 31, 2022, there were no events of default under these covenants.

Enhanced Junior Subordinated Notes

In October 2014, Dominion Energy issued $685 million of October 2014 hybrids that will bear interest at 5.75% per year until October 1, 2024. Thereafter, assuming three-month LIBOR has been terminated and the October 2014 hybrids remain outstanding, interest will accrue at a SOFR-based rate selected by, and subject to any spread adjustment or other benchmark conforming changes implemented by, the Board of Governors of the Federal Reserve in accordance with the Adjustable Interest Rate (LIBOR) Act of 2022.

In July 2016, Dominion Energy issued $800 million of 5.25% July 2016 hybrids. In August 2021, Dominion Energy redeemed the remaining principal outstanding of $800 million of its July 2016 hybrids, which would have otherwise matured in 2076 and were listed on the NYSE under the symbol DRUA. Expenses related to the early redemption of the hybrids were $23 million reflected within interest and related charges in the Consolidated Statements of Income for the year ended December 31, 2021.

Dominion Energy may defer interest payments on the hybrids on one or more occasions for up to 10 consecutive years. If the interest payments on the hybrids are deferred, Dominion Energy may not make distributions related to its capital stock, including dividends, redemptions, repurchases, liquidation payments or guarantee payments during the deferral period. Also, during the deferral period, Dominion Energy may not make any payments on or redeem or repurchase any debt securities that are equal in right of payment with, or subordinated to, the hybrids.

Derivative Restructuring

In June 2020, Dominion Energy amended a portfolio of interest rate swaps with a notional value of $2.0 billion, extending the mandatory termination dates from 2020 and 2021 to December 2024. As a result of this noncash financing activity with an embedded interest rate swap, Dominion Energy recorded $326 million in other long-term debt representing the net present value of the initial fair value measurement of the new contract with an imputed interest rate of 1.19%, in its Consolidated Balance Sheets with an embedded interest rate derivative that had a fair value of zero at inception. In August 2021, Dominion Energy settled certain of the outstanding interest rate swaps which would have otherwise matured in December 2024, resulting in a $39 million reduction in other long-term debt. In August 2022, Dominion Energy settled certain of the outstanding interest rate swaps which would have otherwise matured in December 2024, resulting in a $154 million reduction in other long-term debt.

In August 2020, Virginia Power amended a portfolio of interest rate swaps with a notional value of $900 million, extending the mandatory termination dates from 2020 to December 2023. As a result of this noncash financing activity with an embedded interest rate swap, Virginia Power recorded $443 million in other long-term debt representing the net present value of the initial fair value measurement of the new contract with an imputed interest rate of 0.34%, in its Consolidated Balance Sheets with an embedded interest rate derivative that had a fair value of zero at inception. The interest rate swaps were in a hedge relationship prior to the transaction. Virginia Power de-designated the hedge relationships prior to the transaction and then designated the new interest rate swap in a hedge relationship after the transaction.

Note 19. Preferred Stock

Dominion Energy is authorized to issue up to 20 million shares of preferred stock, which may be designated into separate classes. At December 31, 2022, Dominion Energy had issued and outstanding 1.8 million shares preferred stock, 0.8 million and 1.0 million of which were designated as the Series B Preferred Stock and the Series C Preferred Stock, respectively. At December 31, 2021, Dominion Energy had issued and outstanding 3.4 million shares of preferred stock, 1.6 million, 0.8 million and 1.0 million of which were designated as the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, respectively.

DESC is authorized to issue up to 20 million shares of preferred stock. At both December 31, 2022 and 2021, DESC had issued and outstanding 1,000 shares of preferred stock, all of which were held by SCANA and are eliminated in consolidation.

Virginia Power is authorized to issue up to 10 million shares of preferred stock, $100 liquidation preference; however, none were issued and outstanding at December 31, 2022 or 2021.

2019 Corporate Units

In June 2019, Dominion Energy issued $1.6 billion of 2019 Equity Units, initially in the form of 2019 Series A Corporate Units. The Corporate Units were listed on the NYSE under the symbol DCUE. The net proceeds were used for general corporate purposes and to repay short-term debt, including commercial paper.

Each 2019 Series A Corporate Unit consisted of a stock purchase contract and a 1/10, or 10%, undivided beneficial ownership interest in one share of Series A Preferred Stock. Beginning in June 2022, the Series A Preferred Stock was convertible at the option of the holder. Settlement of any conversion was initially payable in cash, common stock or a combination thereof, at Dominion Energy's election. In November 2021, Dominion Energy's Articles of Incorporation were amended to require that any conversion of its Series A Preferred Stock be settled, at Dominion Energy's election, either entirely in cash or in cash up to the first $1,000 per share and in shares of Dominion Energy common stock, cash or any combination thereof for any amounts in excess of $1,000 per share. As a result of establishing a minimum amount to be settled in cash if the holders elect to convert the Series A Preferred Stock, $1.6 billion was reclassified from equity to mezzanine equity in 2021. The Series A Preferred Stock was redeemable in cash by Dominion Energy beginning September 2022 at the liquidation preference.

The stock purchase contracts obligated the holders to purchase shares of Dominion Energy common stock in June 2022. The purchase price paid under the stock purchase contracts was $100 per Corporate Unit and the number of shares purchased was determined under a formula based upon the average closing price of Dominion Energy common stock near the settlement date. See Note 20 for additional information. The Series A Preferred Stock had been pledged upon issuance as collateral to secure the purchase of common stock under the related stock purchase contracts. Dominion Energy paid cumulative dividends on the Series A Preferred Stock and quarterly contract adjustment payments on the stock purchase contracts, at the rates described below.

Pursuant to the terms of the 2019 Equity Units, Dominion Energy conducted a final remarketing of substantially all shares of Series A Preferred Stock in May 2022 which resulted in the dividend rate for all shares of Series A Preferred Stock being reset to 1.75% for the June 2022 through August 2022 dividend period and 6.75% effective September 2022. The conversion rate on the Series A Preferred Stock did not increase as a result of the remarketing. In May 2022, Dominion Energy received a commitment from a financial institution to purchase up to 1.6 million shares of the Series A Preferred Stock in the final remarketing. Accordingly, following the settlement of the successful remarketing and approval from its Board of Directors in June 2022, Dominion Energy became obligated to redeem all outstanding shares of Series A Preferred Stock in September 2022. As such, effective June 2022, the Series A Preferred Stock was considered to be mandatorily redeemable and was classified as a current liability. In addition, Dominion Energy made a short-term deposit at the financial institution as described further in Note 9. Proceeds from the final remarketing were used on behalf of holders of 2019 Series A Corporate Units at the time of the remarketing to pay the purchase price to Dominion Energy for the issuance of its common stock under the stock purchase contracts included in such corporate units in June 2022. In September 2022, Dominion Energy redeemed all outstanding shares of Series A Preferred Stock for $1.6 billion.

Selected information about Dominion Energy's 2019 Equity Units is presented below:

Issuance Date	Units Issued	Total Net Proceeds[1]	Total Preferred Stock[2]	Cumulative Dividend Rate	Stock Purchase Contract Annual Rate	Stock Purchase Contract Liability[3]	Stock Purchase Contract Settlement Date
(millions except interest rates)							
6/14/2019	16	$1,582	$1,610	1.75%	5.5%	$250	6/1/2022

(1) Issuance costs of $28 million were recorded as a reduction to preferred stock ($14 million) and common stock ($14 million). In connection with the reclassification of the Series A Preferred Stock to mezzanine equity in 2021, the issuance costs originally recognized as a reduction to preferred stock were reclassified to common stock.

(2) Dominion Energy recorded dividends of $12 million ($7.292 per share), $28 million ($17.50 per share) and $28 million ($17.50 per share) for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, Dominion Energy recorded interest expense of $7 million on the Series A Preferred Stock for the year ended December 31, 2022, following the reclassification of these shares to a mandatorily redeemable liability effective June 2022 as discussed above.

(3) Payments of $44 million, $85 million and $83 million were made in 2022, 2021 and 2020, respectively. The stock purchase contract liability was $44 million at December 31, 2021.

Series B Preferred Stock

In December 2019, Dominion Energy issued 800,000 shares of Series B Preferred Stock for $791 million, net of $9 million of issuance costs. The preferred stock has a liquidation preference of $1,000 per share and currently pays a 4.65% dividend per share on the liquidation preference. Dividends are paid cumulatively on a semi-annual basis, commencing June 15, 2020. Dominion Energy recorded dividends of $37 million ($46.50 per share) for each of the years ended December 31, 2022, 2021 and 2020. The dividend rate for the Series B Preferred Stock will be reset every five years beginning on December 15, 2024 to equal the then-current five-year U.S. Treasury rate plus a spread of 2.993%. Unless all accumulated and unpaid dividends on the Series B Preferred Stock have been declared and paid, Dominion Energy may not make any distributions on any of its capital stock ranking equal or junior to the Series B Preferred Stock as to dividends or upon liquidation, including through dividends, redemptions, repurchases or otherwise.

Dominion Energy may, at its option, redeem the Series B Preferred Stock in whole or in part on December 15, 2024 or on any subsequent fifth anniversary of such date at a price equal to $1,000 per share plus any accumulated and unpaid dividends. Dominion Energy may also, at its option, redeem the Series B Preferred Stock in whole but not in part at a price equal to $1,020 per share plus any accumulated and unpaid dividends at any time within a certain period of time following any change in the criteria ratings agencies use to assign equity credit to securities such as the Series B Preferred Stock that has certain adverse effects on the equity credit actually received by the Series B Preferred Stock.

Holders of the Series B Preferred Stock have no voting rights except in the limited circumstances provided for in the terms of the Series B Preferred Stock or as otherwise required by applicable law. The Series B Preferred Stock is not subject to any sinking fund or other obligation of ours to redeem, repurchase or retire the Series B Preferred Stock. The preferred stock contains no conversion rights.

Series C Preferred Stock

In December 2021, Dominion Energy issued 750,000 shares of Series C Preferred Stock for $742 million, net of $8 million of issuance costs. Also in December 2021, Dominion Energy issued 250,000 shares of Series C Preferred Stock valued at $250 million to the qualified benefit pension plans. See Note 22 for further information regarding activity surrounding pension plan contributions. The preferred stock has a liquidation preference of $1,000 per share and currently pays a 4.35% dividend per share on the liquidation preference. Dividends are paid cumulatively on a semi-annual basis, commencing April 15, 2022. Dominion Energy recorded dividends of $44 million ($43.50 per share) and $3 million ($2.6583 per share) and for the years ended December 31, 2022 and 2021, respectively. The dividend rate for the Series C Preferred Stock will be reset every five years beginning on April 15, 2027 to equal the then-current five-year U.S. Treasury rate plus a spread of 3.195%. Unless all accumulated and unpaid dividends on the Series C Preferred Stock have been declared and paid, Dominion Energy may not make any distributions on any of its capital stock ranking equal or junior to the Series C Preferred Stock as to dividends or upon liquidation, including through dividends, redemptions, repurchases or otherwise.

Dominion Energy may, at its option, redeem the Series C Preferred Stock in whole or in part anytime from and including January 15, 2027 through and including April 15, 2027 or during any subsequent fifth anniversary of such period at a price equal to $1,000 per share plus any accumulated and unpaid dividends. Dominion Energy may also, at its option, redeem the Series C Preferred Stock in whole but not in part at a price equal to $1,020 per share plus any accumulated and unpaid dividends at any time within a certain period of time following any change in the criteria ratings agencies use to assign equity credit to securities such as the Series C Preferred Stock that has certain adverse effects on the equity credit actually received by the Series C Preferred Stock.

Holders of the Series C Preferred Stock have no voting rights except in the limited circumstances provided for in the terms of the Series C Preferred Stock or as otherwise required by applicable law. The Series C Preferred Stock is not subject to any sinking fund or other obligation of ours to redeem, repurchase or retire the Series C Preferred Stock. The preferred stock contains no conversion rights.

Note 20. Equity

Common Stock

Dominion Energy

During 2022, 2021 and 2020, Dominion Energy recorded, net of fees and commissions, $2.0 billion, $340 million and $481 million from the issuance of approximately 25 million, 4 million and 7 million shares of common stock, respectively, as described below.

Dominion Energy Direct® and Employee Savings Plans

Dominion Energy maintains Dominion Energy Direct® and a number of employee savings plans through which contributions may be invested in Dominion Energy's common stock. These shares may either be newly issued or purchased on the open market with proceeds contributed to these plans. In August 2020, Dominion Energy began purchasing its common stock on the open market for these direct stock purchase plans. During 2020, Dominion Energy received cash of $159 million from the issuance of 2.1 million of such shares through Dominion Energy Direct® and employee savings plans. In January 2021, Dominion Energy began issuing new shares of common stock for these direct stock purchase plans. During 2022 and 2021, Dominion Energy issued 2.4 million and 2.6 million, respectively, of such shares and received proceeds of $179 million and $192 million, respectively.

At-the-Market Program

In March 2020, Dominion Energy entered into sales agency agreements to effect sales under a $500 million at-the-market common stock program. Dominion Energy did not issue any shares under this program which expired in June 2020.

In August 2020, Dominion Energy entered into sales agency agreements to effect sales under a new at-the-market program. Under the sales agency agreements, Dominion Energy may, from time to time, offer and sell shares of its common stock through the sales agents or enter into one or more forward sale agreements with respect to shares of its common stock. Sales by Dominion Energy through the sales agents or by forward sellers pursuant to a forward sale agreement cannot exceed $1.0 billion in the aggregate. In November 2021, Dominion Energy entered forward sale agreements for approximately 1.1 million shares of its common stock to be settled by November 2022 at an initial forward price of $74.66 per share. Except in certain circumstances, Dominion Energy could have elected physical, cash or net settlement of the forward sale agreements. In November 2022, Dominion Energy provided notice to elect physical settlement of the forward sale agreements and in December 2022 received total proceeds of $78 million.

Other Issuances

In August 2021, Dominion Energy issued 0.6 million shares of its common stock, valued at $45 million, to satisfy DESC's obligation for the initial payment under a settlement agreement with the SCDOR discussed in Note 23. In May 2022, Dominion Energy issued 0.9 million shares of its common stock, valued at $72 million, to partially satisfy DESC's remaining obligation under the settlement agreement.

In June 2022, Dominion Energy issued 0.4 million shares of its common stock, valued at $30 million, to partially satisfy its obligation under a settlement agreement for the State Court Merger Case discussed in Note 23.

In June 2022, Dominion Energy issued 19.4 million shares of its common stock to settle the stock purchase contract component of the 2019 Equity Units, as discussed in Note 19, and received proceeds of $1.6 billion.

In July 2021, Dominion Energy issued 1.4 million shares of its common stock, valued at $104 million, to satisfy DESC's obligation under a settlement agreement for the FILOT litigation discussed in Note 23.

In September 2020, Dominion Energy issued 4.1 million shares of its common stock to satisfy its obligation under a settlement agreement for the Santee Cooper Ratepayer Case discussed in Note 23. These shares were immediately repurchased as discussed below.

Repurchase of Common Stock

Dominion Energy did not repurchase any shares in 2022 or 2021, except for shares tendered by employees to satisfy tax withholding obligations on vested restricted stock, which do not count against its stock repurchase authorization. During 2020, Dominion Energy repurchased 38.9 million shares of Dominion Energy common stock for $3.1 billion through an open market agreement, a private transaction and accelerated share repurchase agreements as discussed below.

In July 2020, in contemplation of Dominion Energy entering the July 2020 agreement to sell substantially all of its gas transmission and storage operations to BHE, the Board of Directors authorized the repurchase of up to $3.0 billion of Dominion Energy's common stock and rescinded its prior repurchase authorization approved in February 2005 and modified in June 2007. Dominion Energy completed repurchases under this authorization in December 2020. In November 2020, the Board of Directors authorized the repurchase of up to $1.0 billion of Dominion Energy's common stock in addition to the repurchase program authorized in July 2020. This repurchase program does not include a specific timetable or price or volume targets and may be modified, suspended or terminated at any time. Shares may be purchased through open market or privately negotiated transactions or otherwise at the discretion of management subject to prevailing market conditions, applicable securities laws and other factors.

In August 2020, Dominion Energy began repurchasing shares under an open market agreement with a financial institution. During the third quarter of 2020, Dominion Energy repurchased 7.2 million shares of Dominion Energy common stock for $562 million. During the fourth quarter of 2020, Dominion Energy repurchased 3.7 million shares of Dominion Energy common stock for $295 million.

In September 2020, Dominion Energy repurchased 4.1 million shares of Dominion Energy common stock in a private transaction for $323 million.

In September 2020, Dominion Energy entered into two prepaid accelerated share repurchase agreements with separate financial institutions as counterparties. Dominion Energy made payments totaling $1.5 billion to the counterparties in exchange for an aggregate of 17.2 million shares of Dominion Energy common stock, which represented approximately 90% of $1.5 billion worth of Dominion Energy shares based on the closing price of such shares on the date the agreements were executed. In November 2020, Dominion Energy received an additional 1.4 million shares upon completion of the respective purchase periods under the terms of the agreements. The number of additional shares delivered under each agreement was based on the average of the daily volume-weighted average stock prices of Dominion Energy's common stock during the term of the applicable purchase period, less a discount. As a result, Dominion Energy recorded a reduction to common stock of $1.5 billion.

In December 2020, Dominion Energy entered into a new prepaid accelerated share repurchase agreement with one financial institution as the counterparty. Dominion Energy paid $400 million to the counterparty in exchange for an aggregate of 5.0 million shares of Dominion Energy common stock, which represented all $400 million worth of Dominion Energy shares based on the closing price of such shares on the date the agreement was executed. In December 2020, Dominion Energy received an additional 0.3 million shares upon completion of the purchase period under the terms of the agreement. The number of additional shares was based on the average of the daily volume-weighted average stock prices of Dominion Energy's common stock during the term of the purchase period, less a discount. As a result, Dominion Energy recorded a reduction to common stock of $400 million.

Virginia Power

In 2022, 2021 and 2020, Virginia Power did not issue any shares of its common stock to Dominion Energy.

Noncontrolling Interests

GT&S Transaction Closing

In November 2020, as part of the GT&S Transaction, Dominion Energy sold a 25% controlling interest in Cove Point to BHE resulting in Dominion Energy's remaining 50% noncontrolling interest accounted for as an equity method investment prospectively. As a result, the $1.4 billion of noncontrolling interest related to the 25% interest in Cove Point held by Brookfield was reversed. See Notes 3 and 9 for further information on the GT&S Transaction and Dominion Energy's equity method investment in Cove Point.

Non-Wholly-Owned Nonregulated Solar Facilities

In December 2021, Dominion Energy completed the sale of SBL Holdco, which held Dominion Energy's 67% controlling interest in certain nonregulated solar projects, and the sale of its 50% controlling interest in Four Brothers and Three Cedars. As a result of these sales, all balances recorded as noncontrolling interests associated with these entities were written off. See Note 10 for more information.

Accumulated Other Comprehensive Income (Loss)

DOMINION ENERGY

The following table presents Dominion Energy's changes in AOCI (net of tax) and reclassifications out of AOCI by component:

(millions)	Commodity	Interest Rate	Total Derivative-Hedging Activities[1]	Investment Securities[2]	Pension and other postretirement benefit costs[3]	Equity Method Investees[4]	Total
Year Ended December 31, 2022							
Beginning balance	$—	$(358)	$(358)	$ 37	$(1,133)	$(4)	$(1,458)
Other comprehensive income before reclassifications: gains (losses)	—	67	67	(100)	(218)	1	(250)
Amounts reclassified from AOCI (gains) losses:							
Interest and related charges	—	57	57	—	—	—	57
Other income	—	—	—	25	102	—	127
Total	—	57	57	25	102	—	184
Income tax expense	—	(15)	(15)	(6)	(27)	—	(48)
Total, net of tax	—	42	42	19	75	—	136
Net current period other comprehensive income (loss)	—	109	109	(81)	(143)	1	(114)
Ending balance	$—	$(249)	$(249)	$ (44)	$(1,276)	$(3)	$(1,572)
Year Ended December 31, 2021							
Beginning balance	$(1)	$(418)	$(419)	$ 62	$(1,359)	$(1)	$(1,717)
Other comprehensive income before reclassifications: gains (losses)	—	15	15	(7)	144	(3)	149
Amounts reclassified from AOCI (gains) losses:							
Purchased gas	1	—	1	—	—	—	1
Interest and related charges	—	60	60	—	—	—	60
Other income	—	—	—	(23)	111	—	88
Total	1	60	61	(23)	111	—	149
Income tax expense	—	(15)	(15)	5	(29)	—	(39)
Total, net of tax	1	45	46	(18)	82	—	110
Net current period other comprehensive income (loss)	1	60	61	(25)	226	(3)	259
Ending balance	$—	$(358)	$(358)	$ 37	$(1,133)	$(4)	$(1,458)

(1) Net of $83 million, $119 million and $141 million tax at December 31, 2022, 2021 and 2020, respectively.
(2) Net of $13 million, $(10) million and $(21) million tax at December 31, 2022 and 2021 and 2020, respectively.
(3) Net of $445 million, $396 million and $478 million tax at December 31, 2022 and 2021 and 2020, respectively.
(4) Net of $1 million tax at both December 31, 2022 and 2021 and $— million tax at December 31, 2020.

VIRGINIA POWER

The following table presents Virginia Power's changes in AOCI (net of tax) and reclassification out of AOCI by component:

(millions)	Interest Rate	Total Derivative-Hedging Activities[1]	Investment Securities[2]	Total
Year Ended December 31, 2022				
Beginning balance	$(45)	$(45)	$ 4	$(41)
Other comprehensive income before reclassifications: gains (losses)	60	60	(11)	49
Amounts reclassified from AOCI (gains) losses:				
Interest and related charges	2	2	—	2
Total	2	2	—	2
Income tax expense	(1)	(1)	—	(1)
Total, net of tax	1	1	—	1
Net current period other comprehensive income (loss)	61	61	(11)	50
Ending balance	$ 16	$ 16	$ (7)	$ 9
Year Ended December 31, 2021				
Beginning balance	$(60)	$(60)	$ 8	$(52)
Other comprehensive income before reclassifications: gains (losses)	13	13	(2)	11
Amounts reclassified from AOCI (gains) losses:				
Interest and related charges	3	3	—	3
Other income	—	—	(3)	(3)
Total	3	3	(3)	—
Income tax expense	(1)	(1)	1	—
Total, net of tax	2	2	(2)	—
Net current period other comprehensive income (loss)	15	15	(4)	11
Ending balance	$(45)	$(45)	$ 4	$(41)

(1) Net of $(5) million, $16 million and $21 million tax at December 31, 2022, 2021 and 2020, respectively.
(2) Net of $2 million, $(2) million and $(3) million tax at December 31, 2022, 2021 and 2020, respectively.

Combined Notes to Consolidated Financial Statements, Continued

Stock-Based Awards

The 2014 Incentive Compensation Plan permits stock-based awards that include restricted stock, performance grants, goal-based stock, stock options and stock appreciation rights. The Non-Employee Directors Compensation Plan permits grants of restricted stock and stock options. Under provisions of these plans, employees and non-employee directors may be granted options to purchase common stock at a price not less than its fair market value at the date of grant with a maximum term of eight years. Option terms are set at the discretion of the Compensation and Talent Development Committee of the Board of Directors or the Board of Directors itself, as provided under each plan. No options are outstanding under either plan. At December 31, 2022, approximately 18 million shares were available for future grants under these plans.

Goal-based stock awards are granted in lieu of cash-based performance grants to certain officers who have not achieved a certain targeted level of share ownership. At December 31, 2022 and December 31, 2021, unrecognized compensation cost related to nonvested goal-based stock awards was inconsequential.

Dominion Energy measures and recognizes compensation expense relating to share-based payment transactions over the vesting period based on the fair value of the equity or liability instruments issued. Dominion Energy's results for the years ended December 31, 2022, 2021 and 2020 include $36 million, $42 million and $64 million, respectively, of compensation costs and $7 million, $9 million and $16 million, respectively, of income tax benefits related to Dominion Energy's stock-based compensation arrangements. Stock-based compensation cost is reported in other operations and maintenance expense in Dominion Energy's Consolidated Statements of Income. Excess Tax Benefits are classified as a financing cash flow.

RESTRICTED STOCK

Restricted stock grants are made to officers under Dominion Energy's LTIP and may also be granted to certain key non-officer employees. The fair value of Dominion Energy's restricted stock awards is equal to the closing price of Dominion Energy's stock on the date of grant. New shares are issued for restricted stock awards on the date of grant and generally vest over a three-year service period. The following table provides a summary of restricted stock activity for the years ended December 31, 2022, 2021 and 2020:

	Shares	Weighted—Average Grant Date Fair Value
	(millions)	
Nonvested at December 31, 2019	1.4	$74.77
Granted	0.5	81.74
Vested	(0.4)	74.39
Cancelled and forfeited	(0.1)	81.59
Nonvested at December 31, 2020	1.4	$77.41
Granted	0.5	71.78
Vested	(0.5)	73.54
Cancelled and forfeited	(0.1)	75.57
Nonvested at December 31, 2021	1.3	$76.65
Granted	**0.6**	**75.08**
Vested	**(0.4)**	**77.87**
Cancelled and forfeited	**(0.1)**	**73.15**
Nonvested at December 31, 2022	**1.4**	**$75.56**

As of December 31, 2022, unrecognized compensation cost related to nonvested restricted stock awards totaled $58 million and is expected to be recognized over a weighted-average period of 2.0 years. The fair value of restricted stock awards that vested was $31 million, $37 million and $35 million in 2022, 2021 and 2020, respectively. Employees may elect to have shares of restricted stock withheld upon vesting to satisfy tax withholding obligations. The number of shares withheld will vary for each employee depending on the vesting date fair market value of Dominion Energy stock and the applicable federal, state and local tax withholding rates.

CASH-BASED PERFORMANCE GRANTS

Cash-based performance grants are made to Dominion Energy's officers under Dominion Energy's LTIP. The actual payout of cash-based performance grants will vary between zero and 200% of the targeted amount based on the level of performance metrics achieved.

In February 2019, a cash-based performance grant was made to officers. Payout of the performance grant occurred in January 2022 based on the achievement of two performance metrics during 2019, 2020 and 2021: TSR relative to that of companies that are members of Dominion Energy's compensation peer group and ROIC with an additional payout based on Dominion Energy's price-earnings ratio relative to that of the members of Dominion Energy's peer compensation group. The total payout under the grant was $6 million, all of which was accrued at December 31, 2021.

In February 2020, a cash-based performance grant was made to officers. Payout of the performance grant occurred in January 2023 based on the achievement of two performance metrics during 2020, 2021 and 2022: TSR relative to that of companies that are members of Dominion Energy's compensation peer group and ROIC with an additional payout based on Dominion Energy's price-earnings ratio relative to that of the members of Dominion Energy's peer compensation group. The total of the payout under the grant was $4 million, all of which was accrued on December 31, 2022.

In February 2021, a cash-based performance grant was made to officers. Payout of the performance grant is expected to occur by March 15, 2024 based on the achievement of two performance metrics during 2021, 2022 and 2023: TSR relative to that of companies that are members of Dominion Energy's compensation peer group and ROIC. There is an additional opportunity to earn a portion of the award based on Dominion Energy's relative price-earnings ratio performance. At December 31, 2022, the targeted amount of the three-year grant was $11 million and a liability of $4 million had been accrued for this award.

In February 2022, a cash-based performance grant was made to officers. Payout of the performance grant is expected to occur by March 15, 2025 based on the achievement of three performance metrics during 2022, 2023 and 2024: TSR relative to that of companies that are members of Dominion Energy's compensation peer group, Cumulative Operating EPS, and Non-Carbon Emitting Generation Capacity Performance. At December 31, 2022, the targeted amount of the three-year grant was $17 million and a liability of $3 million had been accrued for this award.

NOTE 21. DIVIDEND RESTRICTIONS

The Virginia Commission may prohibit any public service company, including Virginia Power, from declaring or paying a dividend to an affiliate if found to be inconsistent with the public interest. At December 31, 2022, the Virginia Commission had not restricted the payment of dividends by Virginia Power.

The North Carolina Commission, in its order approving the SCANA Combination, limited cumulative dividends payable to Dominion Energy by Virginia Power and PSNC to (i) the amount of retained earnings the day prior to closing of the SCANA Combination plus (ii) any future earnings recorded by Virginia Power and PSNC after such closing. In addition, notice to the North Carolina Commission is required if payment of dividends causes the equity component of Virginia Power and PSNC's capital structure to fall below 45%.

The Ohio and Utah Commissions may prohibit any public service company, including East Ohio and Questar Gas, from declaring or paying a dividend to an affiliate if found to be detrimental to the public interest. At December 31, 2022, neither the Ohio Commission nor the Utah Commission had restricted the payment of dividends by East Ohio or Questar Gas, respectively.

There is no specific restriction from the South Carolina Commission on the payment of dividends paid by DESC. Pursuant to the SCANA Merger Approval Order, the amount of any DESC dividends paid must be reasonable and consistent with the long-term payout ratio of the electric utility industry and gas distribution industry.

DESC's bond indenture under which it issues first mortgage bonds contains provisions that could limit the payment of cash dividends on its common stock. DESC's bond indenture permits the payment of dividends on DESC's common stock only either (1) out of its Surplus (as defined in the bond indenture) or (2) in case there is no Surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, pursuant to the SCANA Merger Approval Order, the amount of any DESC dividends paid must be reasonable and consistent with the long-term payout ratio of the electric utility industry and gas distribution industry.

At December 31, 2022, DESC's retained earnings exceed the balance established by the Federal Power Act as a reserve on earnings attributable to hydroelectric generation plants. As a result, DESC is permitted to pay dividends without additional regulatory approval provided that such amounts would not bring the retained earnings balance below the established threshold.

See Notes 18 and 19 for a description of potential restrictions on common stock dividend payments by Dominion Energy in connection with the deferral of interest payments on the enhanced junior subordinated notes or a failure to pay dividends on the Series B Preferred Stock or Series C Preferred Stock.

NOTE 22. EMPLOYEE BENEFIT PLANS

Dominion Energy—Defined Benefit Plans

Dominion Energy provides certain retirement benefits to eligible active employees, retirees and qualifying dependents. Under the terms of its benefit plans, Dominion Energy reserves the right to change, modify or terminate the plans. From time to time in the past, benefits have changed, and some of these changes have reduced benefits.

Dominion Energy maintains qualified noncontributory defined benefit pension plans covering virtually all employees who commenced employment prior to July 2021. Retirement benefits are based primarily on years of service, age and the employee's compensation. Dominion Energy's funding policy is to contribute annually an amount that is in accordance with the provisions of ERISA. The pension programs also provide benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. The nonqualified plans are funded through contributions to grantor trusts. Dominion Energy also provides retiree healthcare and life insurance benefits with annual employee premiums based on several factors such as age, retirement date and years of service.

Pension and other postretirement benefit costs are affected by employee demographics (including age, compensation levels and years of service), the level of contributions made to the plans and earnings on plan assets. These costs may also be affected by changes in key assumptions, including expected long-term rates of return on plan assets, discount rates, healthcare cost trend rates, mortality rates and the rate of compensation increases.

Dominion Energy uses December 31 as the measurement date for all of its employee benefit plans. Dominion Energy uses the market-related value of pension plan assets to determine the expected return on plan assets, a component of net periodic pension cost, for all pension plans. The market-related value recognizes changes in fair value on a straight-line basis over a four-year period, which

reduces year-to-year volatility. Changes in fair value are measured as the difference between the expected and actual plan asset returns, including dividends, interest and realized and unrealized investment gains and losses. Since the market-related value recognizes changes in fair value over a four-year period, the future market-related value of pension plan assets will be impacted as previously unrecognized changes in fair value are recognized.

Dominion Energy's pension and other postretirement benefit plans hold investments in trusts to fund employee benefit payments. Dominion Energy's pension and other postretirement plan assets experienced aggregate actual returns (losses) of $(3.0) billion and $1.5 billion in 2022 and 2021, respectively, versus expected returns of $1.1 billion and $1.0 billion, respectively. Differences between actual and expected returns on plan assets are accumulated and amortized during future periods. As such, any investment-related declines in these trusts will result in future increases in the net periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash to be contributed to the employee benefit plans.

In 2021, Dominion Energy recognized the effects of a curtailment for certain pension plans resulting from an option that provided certain active employees a one-time choice to transition to an enhanced defined contribution plan in lieu of accruing pension benefits for future services. The curtailment resulted in a decrease in the pension benefit obligation of $26 million and an increase to net periodic pension cost of $2 million. The effects of the curtailment are included in the measurement of Dominion Energy's pension plans as of December 31, 2021.

FUNDED STATUS

The following table summarizes the changes in pension plan and other postretirement benefit plan obligations and plan assets and includes a statement of the plans' funded status for Dominion Energy:

		Pension Benefits			Other Postretirement Benefits	
Year Ended December 31,		**2022**	2021		**2022**	2021
(millions, except percentages)						
Changes in benefit obligation:						
Benefit obligation at beginning of year	$	**10,890**	$ 11,363	$	**1,537**	$ 1,746
Service cost		**142**	170		**22**	25
Interest cost		**333**	317		**45**	46
Benefits paid		**(511)**	(488)		**(97)**	(105)
Actuarial (gains) losses during the year		**(2,716)**	(413)		**(361)**	(161)
Plan amendments		**—**	—		**—**	(14)
Sale of Hope		**(64)**	—		**(19)**	—
Settlements and curtailments[1]		**(8)**	(59)		**—**	—
Benefit obligation at end of year	$	**8,066**	$ 10,890	$	**1,127**	$ 1,537
Changes in fair value of plan assets:						
Fair value of plan assets at beginning of year	$	**11,945**	$ 10,979	$	**2,323**	$ 2,100
Actual return (loss) on plan assets		**(2,556)**	1,202		**(416)**	294
Employer contributions		**9**	284		**—**	—
Benefits paid		**(511)**	(488)		**(62)**	(71)
Sale of Hope		**(188)**	—		**—**	—
Settlements[2]		**(5)**	(32)		**—**	—
Fair value of plan assets at end of year	$	**8,694**	$ 11,945	$	**1,845**	$ 2,323
Funded status at end of year	$	**628**	$ 1,055	$	**718**	$ 786
Amounts recognized in the Consolidated Balance Sheets at December 31:						
Noncurrent pension and other postretirement benefit assets	$	**875**	$ 1,246	$	**910**	$ 1,064
Other current liabilities		**(12)**	(12)		**(13)**	(15)
Noncurrent pension and other postretirement benefit liabilities		**(235)**	(179)		**(179)**	(263)
Net amount recognized	$	**628**	$ 1,055	$	**718**	$ 786
Significant assumptions used to determine benefit obligations as of December 31:						
Discount rate		**5.65%-5.75%**	3.06%-3.19%		**5.69%-5.70%**	3.04%-3.11%
Weighted average rate of increase for compensation		**4.38%**	4.51%		**n/a**	n/a
Crediting interest rate for cash balance and similar plans		**4.40%-4.50%**	1.81%-1.94%		**n/a**	n/a

(1) 2022 amounts include curtailment for Hope as well as settlements of nonqualified pension obligations. 2021 amounts include settlements of nonqualified pension obligations.
(2) 2022 and 2021 amounts relate to settlements of nonqualified pension obligations.

Actuarial gains recognized during 2022 in Dominion Energy's pension benefit obligations were $2.7 billion primarily driven by an increase in the discount rate. Actuarial gains recognized during 2021 in Dominion Energy's pension benefit obligations were $413 million primarily from an increase in discount rate. Actuarial gains recognized during 2022 in Dominion Energy's other postretirement benefit obligations were $360 million primarily driven by an increase in the discount rate. Actuarial gains recognized during 2021 in Dominion Energy's other postretirement benefit obligations were $161 million resulting from an increase in discount rates, better than expected per capita claims experience and changes in demographic and economic assumptions based on an experience study completed in 2021.

The ABO for all of Dominion Energy's defined benefit pension plans was $7.7 billion and $10.2 billion at December 31, 2022 and 2021, respectively.

Under its funding policies, Dominion Energy evaluates plan funding requirements annually, usually in the fourth quarter after receiving updated plan information from its actuary. Based on the funded status of each plan and other factors, Dominion Energy determines the amount of contributions for the current year, if

any, at that time. In December 2021, Dominion Energy issued 250,000 shares of its Series C Preferred Stock to its qualified defined benefit pension plans, valued at $250 million. In December 2020, Dominion Energy contributed $250 million to its qualified defined benefit pension plans. The shares of preferred stock were contributed though private placements exempt from registration requirements, with an independent fiduciary and investment manager to a separate account within the qualified defined benefit pension plans. Dominion Energy also entered into a registration rights agreement with the independent fiduciary and investment manager pursuant to which Dominion Energy agreed to provide registration rights on customary terms with respect to the shares of preferred stock. Dominion Energy is not required to make any contributions to its qualified defined benefit pension plans in 2023. Dominion Energy considers voluntary contributions from time to time, either in the form of cash or equity securities.

Certain of Dominion Energy's subsidiaries fund other postretirement benefit costs through VEBAs. Dominion Energy's remaining subsidiaries do not prefund other postretirement benefit costs but instead pay claims as presented. Dominion Energy did not make any contributions to VEBAs associated with its other postretirement plans in 2022 and 2021. Dominion Energy is not required to make any contributions to its VEBAs associated with its other postretirement plans in 2023. Dominion Energy considers voluntary contributions from time to time, either in the form of cash or equity securities.

The following table provides information on the benefit obligations and fair value of plan assets for plans with a benefit obligation in excess of plan assets for Dominion Energy:

	Pension Benefits		Other Postretirement Benefits	
As of December 31,	**2022**	2021	**2022**	2021
(millions)				
Benefit obligation	**$7,655**	$9,420	**$197**	$261
Fair value of plan assets	**7,410**	9,229	**5**	7

The following table provides information on the ABO and fair value of plan assets for Dominion Energy's pension plans with an ABO in excess of plan assets:

As of December 31,	**2022**	2021
(millions)		
Accumulated benefit obligation	**$776**	$127
Fair value of plan assets	**623**	53

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid for Dominion Energy's plans:

	Estimated Future Benefit Payments	
	Pension Benefits	Other Postretirement Benefits
(millions)		
2023	**$ 518**	**$ 99**
2024	**527**	**97**
2025	**542**	**96**
2026	**551**	**94**
2027	**560**	**93**
2028-2032	**2,925**	**433**

PLAN ASSETS

Dominion Energy's overall objective for investing its pension and other postretirement plan assets is to achieve appropriate long-term rates of return commensurate with prudent levels of risk. To minimize risk, funds are broadly diversified among asset classes, investment strategies and investment advisors. The long-term strategic target asset allocations for substantially all of Dominion Energy's pension funds are 26% U.S. equity, 19% non-U.S. equity, 32% fixed income, 3% real assets and 20% other alternative investments. U.S. equity includes investments in large-cap, mid-cap and small-cap companies located in the U.S. Non-U.S. equity includes investments in large-cap, mid-cap and small-cap companies located outside of the U.S. including both developed and emerging markets. Fixed income includes corporate debt instruments of companies from diversified industries and U.S. Treasuries. The U.S. equity, non-U.S. equity and fixed income investments are in individual securities as well as mutual funds. Real assets include investments in real estate investment trusts and private partnerships. Other alternative investments include partnership investments in private equity, debt and hedge funds that follow several different strategies.

Dominion Energy also utilizes common/collective trust funds as an investment vehicle for its defined benefit plans. A common/collective trust fund is a pooled fund operated by a bank or trust company for investment of the assets of various organizations and individuals in a well-diversified portfolio. Common/collective trust funds are funds of grouped assets that follow various investment strategies.

Strategic investment policies are established for Dominion Energy's prefunded benefit plans based upon periodic asset/liability studies. Factors considered in setting the investment policy include employee demographics, liability growth rates, future discount rates, the funded status of the plans and the expected long-term rate of return on plan assets. Deviations from the plans' strategic allocation are a function of Dominion Energy's assessments regarding short-term risk and reward opportunities in the capital markets and/or short-term market movements which result in the plans' actual asset allocations varying from the strategic target asset allocations. Through periodic rebalancing, actual allocations are brought back in line with the target. Future asset/liability studies will focus on strategies to further reduce pension and other postretirement plan risk, while still achieving attractive levels of returns. Financial derivatives may be used to obtain or manage market exposures and to hedge assets and liabilities.

For fair value measurement policies and procedures related to pension and other postretirement benefit plan assets, see Note 2.

The fair values of Dominion Energy's pension plan assets by asset category are as follows:

At December 31,	2022				2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(millions)								
Cash and cash equivalents	$ 14	$ 11	$—	$ 25	$ 25	$ 5	$—	$ 30
Common and preferred stocks:								
U.S.[1]	1,653	170	—	1,823	2,592	244	—	2,836
International	1,034	5	—	1,039	1,773	19	—	1,792
Insurance contracts	—	166	—	166	—	279	—	279
Corporate debt instruments	65	805	—	870	81	1,439	—	1,520
Government securities	46	1,377	—	1,423	39	914	—	953
Total recorded at fair value	$2,812	$2,534	$—	$5,346	$4,510	$2,900	$—	$ 7,410
Assets recorded at NAV[2]:								
Common/collective trust funds				1,780				3,010
Alternative investments:								
Real estate funds				66				116
Private equity funds				1,284				1,233
Debt funds				192				162
Hedge funds				2				14
Total recorded at NAV				$3,324				$ 4,535
Total investments[3]				$8,670				$11,945

(1) Includes $170 million and $258 million of Dominion Energy preferred stock at December 31, 2022 and 2021, respectively.
(2) These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.
(3) Excludes net assets related to pending sales of securities and advanced subscription of $177 million, net accrued income of $27 million, and includes net assets related to pending purchases of securities of $180 million at December 31, 2022. Excludes net assets related to pending sales of securities of $35 million, net accrued income of $27 million, and includes net assets related to pending purchases of securities of $62 million at December 31, 2021.

The fair values of Dominion Energy's other postretirement plan assets by asset category are as follows:

At December 31,				2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(millions)								
Cash and cash equivalents	$ 3	$ 1	$—	$ 4	$ 3	$ 1	$—	$ 4
Common and preferred stocks:								
U.S.[1]	685	10	—	695	898	14	—	912
International	181	—	—	181	256	1	—	257
Insurance contracts	—	10	—	10	—	16	—	16
Corporate debt instruments	4	38	—	42	5	61	—	66
Government securities	3	79	—	82	2	47	—	49
Total recorded at fair value	$876	$138	$—	$1,014	$1,164	$140	$—	$1,304
Assets recorded at NAV[2]:								
Common/collective trust funds				649				840
Alternative investments:								
Real estate funds				11				13
Private equity funds				158				152
Debt funds				11				9
Hedge funds				—				1
Total recorded at NAV				$ 829				$1,015
Total investments[3]				$1,843				$2,319

(1) Includes $10 million of Dominion Energy preferred stock at December 31, 2022.
(2) These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.
(3) Excludes net assets related to pending sales of securities and advanced subscription of $10 million, net accrued income of $2 million, and includes net assets related to pending purchases of securities of $10 million at December 31, 2022. Excludes net assets related to pending sales of securities of $5 million, net accrued income of $2 million, and includes net assets related to pending purchases of securities of $3 million at December 31, 2021.

The plan assets investments are determined based on the fair values of the investments and the underlying investments, which have been determined as follows:

- Cash and Cash Equivalents—Represents interest-bearing cash, foreign cash, and money market fund. Interest bearing cash and money market fund are valued at cost plus accrued interest. The foreign cash balances are valued at the amount held and translated on the reporting date based on prevailing exchange rates. Foreign cash and money market funds are classified as Level 1. The interest bearing cash is held in variation margin and with various brokers, which are less liquid and therefore has been classified as Level 2. 2021 investments were held primarily in short-term notes and treasury bills, valued at cost plus accrued interest.

- Common and Preferred Stocks—Investments are valued at the closing price reported on the active market on which the individual securities are traded. Investments in preferred stocks are classified as Level 2 and are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

- Insurance Contracts—Investments in Group Annuity Contracts are stated at fair value based on the fair value of the underlying securities as provided by the managers and include investments in U.S. government securities, corporate debt instruments and state and municipal debt securities.

- Corporate Debt Instruments—Investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar instruments, the instrument is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.

- Government Securities—Investments are valued using pricing models maximizing the use of observable inputs for similar securities.

- *Common/Collective Trust Funds*—Common/collective trust funds invest in debt and equity securities and other instruments with characteristics similar to those of the funds' benchmarks. The primary objectives of the funds are to seek investment returns that approximate the overall performance of their benchmark indexes. These benchmarks are major equity indices, fixed income indices and money market indices that focus on growth, income and liquidity strategies, as applicable. Investments in common/collective trust funds are stated at the NAV as determined by the issuer of the common/collective trust funds and are based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The common/collective trust funds do not have any unfunded commitments, and do not have any applicable liquidation periods or defined terms/periods to be held. The majority of the common/collective trust funds have limited withdrawal or redemption restrictions during the term of the investment.

- Alternative Investments—Investments in real estate funds, private equity funds, debt funds and hedge funds are stated at fair value based on the NAV of the plan's proportionate share of the partnership, joint venture or other alternative investment's fair value as determined by reference to audited financial statements or NAV statements provided by the investment manager. The NAV, which is used as a practical expedient to estimate fair value, is adjusted for contributions and distributions occurring between the investment manager and Dominion Energy's measurement date. These valuations also involve assumptions and methods that are reviewed, evaluated, and adjusted, if necessary, by Dominion Energy.

Net Periodic Benefit (Credit) Cost

The service cost component of net periodic benefit (credit) cost is reflected in other operations and maintenance expense in Dominion Energy's Consolidated Statements of Income, except for $1 million and $13 million for the years ended December 31, 2021 and 2020, respectively, presented in discontinued operations. There were no such amounts reflected in discontinued operations for 2022. The non-service cost components of net periodic benefit (credit) cost are reflected in other income in Dominion Energy's Consolidated Statements of Income. The components of the provision for net periodic benefit (credit) cost and amounts recognized in other comprehensive income and regulatory assets and liabilities for Dominion Energy plans are as follows:

		Pension Benefits			Other Postretirement Benefits	
Year Ended December 31,	**2022**	2021	2020	**2022**	2021	2020
(millions, except percentages)						
Service cost	$ **142** $	170 $	173 $	**22** $	25 $	28
Interest cost	**333**	317	351	**45**	46	58
Expected return on plan assets	**(886)**	(834)	(777)	**(191)**	(173)	(156)
Amortization of prior service (credit) cost	**—**	—	1	**(38)**	(42)	(49)
Amortization of net actuarial (gain) loss	**159**	193	206	**(2)**	4	6
Settlements, curtailments and special termination benefits[1]	**—**	10	14	**(8)**	—	(59)
Net periodic benefit (credit) cost	$ **(252)** $	(144) $	(32) $	**(172)** $	(140) $	(172)
Changes in plan assets and benefit obligations recognized in other comprehensive income and regulatory assets and liabilities:						
Current year net actuarial (gain) loss	$ **726** $	(782) $	166 $	**246** $	(282) $	(110)
Prior service (credit) cost	**—**	—	—	**—**	(13)	(6)
Settlements and curtailments[1]	**(3)**	(36)	(81)	**10**	—	59
Less amounts included in net periodic benefit cost:						
Amortization of net actuarial gain (loss)	**(159)**	(193)	(206)	**2**	(4)	(6)
Amortization of prior service credit (cost)	**—**	—	(1)	**38**	42	49
Sale of Hope	**(47)**	—	—	**—**	—	—
Total recognized in other comprehensive income and regulatory assets and liabilities	$ **517** $	(1,011) $	(122) $	**296** $	(257) $	(14)
Significant assumptions used to determine periodic cost:						
Discount rate	**3.06%-3.19%**	2.73%-3.29%	2.77%-3.63%	**3.04%-5.03%**	2.69%-2.80%	3.07%-3.52%
Expected long-term rate of return on plan assets	**7.00%-8.35%**	7.00%-8.45%	7.00%-8.60%	**8.35%**	8.45%	8.50%
Weighted average rate of increase for compensation	**4.51%**	4.53%	4.23%	**n/a**	n/a	n/a
Crediting interest rate for cash balance and similar plans	**1.81%-1.94%**	1.93%-2.15%	2.31-2.83%	**n/a**	n/a	n/a
Healthcare cost trend rate[2]				**6.25%**	6.25%	6.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)[2]				**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate[2]				**2026-2027**	2026-2027	2025-2026

(1) 2022 amounts relate primarily to Dominion Energy's sale of Hope. 2021 amounts relate primarily to the Dominion Energy executive nonqualified pension plan. 2020 amounts primarily relate to the GT&S Transaction.
(2) Assumptions used to determine net periodic cost for the following year.

The components of AOCI and regulatory assets and liabilities for Dominion Energy's plans that have not been recognized as components of net periodic benefit (credit) cost are as follows:

	Pension Benefits		Other Postretirement Benefits	
At December 31,	**2022**	2021	**2022**	2021
(millions)				
Net actuarial loss	**$2,714**	$2,198	**$ 84**	$(166)
Prior service (credit) cost	**3**	2	**(157)**	(203)
Total[1]	**$2,717**	$2,200	**$ (73)**	$(369)

(1) As of December 31, 2022, of the $2.7 billion and $(73) million related to pension benefits and other postretirement benefits, $1.7 billion and $14 million, respectively, are included in AOCI, with the remainder included in regulatory assets and liabilities. As of December 31, 2021, of the $2.2 billion and $(369) million related to pension benefits and other postretirement benefits, $1.7 billion and $(155) million, respectively, are included in AOCI, with the remainder included in regulatory assets and liabilities.

The expected long-term rates of return on plan assets, discount rates, healthcare cost trend rates and mortality are critical assumptions in determining net periodic benefit (credit) cost. Dominion Energy develops non-investment related assumptions, which are then compared to the forecasts of an independent investment advisor to ensure reasonableness. An internal committee selects the final assumptions used for Dominion Energy's pension and other postretirement plans including discount rates, expected long-term rates of return, healthcare cost trend rates and mortality rates.

Dominion Energy determines the expected long-term rates of return on plan assets for its pension plans and other postretirement benefit plans by using a combination of:
- Expected inflation and risk-free interest rate assumptions;
- Historical return analysis to determine long term historic returns as well as historic risk premiums for various asset classes;
- Expected future risk premiums, asset classes' volatilities and correlations;
- Forward-looking return expectations derived from the yield on long-term bonds and the expected long-term returns of major capital market assumptions; and
- Investment allocation of plan assets.

Dominion Energy determines discount rates from analyses of AA/Aa rated bonds with cash flows matching the expected payments to be made under its plans.

Mortality rates are developed from actual and projected plan experience for postretirement benefit plans. Dominion Energy's actuary conducts an experience study periodically as part of the process to select its best estimate of mortality. Dominion Energy considers both standard mortality tables and improvement factors as well as the plans' actual experience when selecting a best estimate.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for Dominion Energy's retiree healthcare plans. Dominion Energy establishes the healthcare cost trend rate assumption based on analyses of various factors including the specific provisions of its medical plans, actual cost trends experienced and projected and demographics of plan participants.

Virginia Power—Participation in Defined Benefit Plans

Virginia Power employees are covered by the Dominion Energy Pension Plan described above. As a participating employer, Virginia Power is subject to Dominion Energy's funding policy, which is to contribute annually an amount that is in accordance with ERISA. During 2022, 2021 and 2020, Virginia Power made payments to Dominion Energy of $172 million, $151 million and $313 million, respectively, related to its participation in the Dominion Energy Pension Plan. Virginia Power's net periodic pension cost related to this plan was $72 million, $86 million and $118 million in 2022, 2021 and 2020, respectively. Net periodic benefit (credit) cost is reflected in other operations and maintenance expense in Virginia Power's Consolidated Statements of Income. The funded status of various Dominion Energy subsidiary groups and employee compensation are the basis for determining the share of total pension costs for participating Dominion Energy subsidiaries. See Note 25 for Virginia Power amounts due to/from Dominion Energy related to this plan.

Retiree healthcare and life insurance benefits, for Virginia Power employees are covered by the Dominion Energy Retiree Health and Welfare Plan described above. Virginia Power's net periodic benefit (credit) cost related to this plan was $(81) million, $(72) million and $(58) million in 2022, 2021 and 2020, respectively. Net periodic benefit (credit) cost is reflected in other operations and maintenance expense in Virginia Power's Consolidated Statements of Income. Employee headcount is the basis for determining the share of total other postretirement benefit costs for participating Dominion Energy subsidiaries. See Note 25 for Virginia Power amounts due to/from Dominion Energy related to this plan.

Dominion Energy holds investments in trusts to fund employee benefit payments for the pension and other postretirement benefit plans in which Virginia Power's employees participate. Any investment-related declines in these trusts will result in future increases in the net periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash that Virginia Power will provide to Dominion Energy for its share of employee benefit plan contributions.

Virginia Power funds other postretirement benefit costs through VEBAs. During 2022, 2021 and 2020, Virginia Power made no contributions to the VEBAs and does not expect to contribute to the VEBAs in 2023.

Defined Contribution Plans

Dominion Energy also sponsors defined contribution employee savings plans that cover substantially all employees. During 2022, 2021 and 2020, Dominion Energy recognized $75 million, $65 million and $67 million, respectively, as employer matching contributions to these plans, excluding discontinued operations. Virginia Power also participates in these employee savings plans. During 2022, 2021 and 2020, Virginia Power recognized $22 million, $20 million and $19 million, respectively, as employer matching contributions to these plans.

Note 23. Commitments And Contingencies

As a result of issues generated in the ordinary course of business, the Companies are involved in legal proceedings before various courts and are periodically subject to governmental examinations (including by regulatory authorities), inquiries and investigations. Certain legal proceedings and governmental examinations involve demands for unspecified amounts of damages, are in an initial procedural phase, involve uncertainty as to the outcome of pending appeals or motions, or involve significant factual issues that need to be resolved, such that it is not possible for the Companies to estimate a range of possible loss. For such matters that the Companies cannot estimate, a statement to this effect is made in the description of the matter. Other matters may have progressed sufficiently through the litigation or investigative processes such that the Companies are able to estimate a range of possible loss. For legal proceedings and governmental examinations that the Companies are able to reasonably estimate a range of possible losses, an estimated range of possible loss is provided, in excess of the accrued liability (if any) for such matters. The Companies maintain various insurance programs, including general liability insurance coverage which provides coverage for personal injury or wrongful death cases. Any accrued liability is recorded on a gross basis with a receivable also recorded for any probable insurance recoveries. Estimated ranges of loss are inclusive of legal fees and net of any anticipated insurance recoveries. Any estimated range is based on currently available information and involves elements of judgment and significant uncertainties. Any estimated range of possible loss may not represent the Companies' maximum possible loss exposure. The circumstances of such legal proceedings and governmental examinations will change from time to time and actual results may vary significantly from the current estimate. For current proceedings not specifically reported below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material effect on the Companies' financial position, liquidity or results of operations.

Environmental Matters

The Companies are subject to costs resulting from a number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations.

Air

The CAA, as amended, is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation's air quality. At a minimum, states are required to establish regulatory programs to meet applicable requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of the Companies' facilities are subject to the CAA's permitting and other requirements.

Ozone Standards

The EPA published final non-attainment designations for the October 2015 ozone standard in June 2018 with states required to develop plans to address the new standard. Certain states in which the Companies operate have developed plans, and had such plans approved or partially approved by the EPA, which are not expected to have a material impact on the Companies' results of operations or cash flows. However, until implementation plans for the standard are developed and approved for all states in which the Companies operate, the Companies are unable to predict whether or to what extent the new rules will ultimately require additional controls. The expenditures required to implement additional controls could have a material impact on the Companies' results of operations and cash flows.

ACE Rule

In July 2019, the EPA published the final rule informally referred to as the ACE Rule, as a replacement for the Clean Power Plan. The ACE Rule regulated GHG emissions from existing coal-fired power plants pursuant to Section 111(d) of the CAA and required states to develop plans by July 2022 establishing unit-specific performance standards for existing coal-fired power plants. In January 2021, the U.S. Court of Appeals for the D.C. Circuit vacated the ACE Rule and remanded it to the EPA. This decision would take effect upon issuance of the court's mandate. In March 2021, the court issued a partial mandate vacating and remanding all parts of the ACE Rule except for the portion of the ACE Rule that repealed the Clean Power Plan. In October 2021, the U.S. Supreme Court agreed to hear a challenge of the U.S. Court of Appeals for the D.C. Circuit's decision on the ACE Rule. In June 2022, the U.S. Supreme Court reversed the D.C. Circuit's decision on the ACE Rule and remanded the case back to the D.C. Circuit. Until the case is resolved by the D.C. Circuit and/or the EPA issues new rulemaking, the Companies cannot predict an impact to its operations, financial condition and/or cash flows.

Carbon Regulations

In August 2016, the EPA issued a draft rule proposing to reaffirm that a source's obligation to obtain a PSD or Title V permit for GHGs is triggered only if such permitting requirements are first triggered by non-GHG, or conventional, pollutants that are regulated by the New Source Review program, and exceed a significant emissions rate of 75,000 tons per year of CO_2 equivalent emissions. Until the EPA ultimately takes final action on this rulemaking, the Companies cannot predict the impact to their results of operations, financial condition and/or cash flows.

In December 2018, the EPA proposed revised Standards of Performance for Greenhouse Gas Emissions from New, Modified, and Reconstructed Stationary Sources. The proposed rule would amend the previous determination that the best system of emission reduction for newly constructed coal-fired steam generating units is no longer partial carbon capture and storage. Instead, the proposed revised best system of emission reduction for this source category is the most efficient demonstrated steam cycle (e.g., supercritical steam conditions for large units and subcritical steam conditions for small units) in combination with best operating practices. The proposed revision to the performance standards for coal-fired steam generating units remains pending. Until the EPA ultimately takes final action on this rulemaking, the Companies cannot predict the impact to their results of operations, financial condition and/or cash flows.

Water

The CWA, as amended, is a comprehensive program requiring a broad range of regulatory tools including a permit program to authorize and regulate discharges to surface waters with strong enforcement mechanisms. The Companies must comply with applicable aspects of the CWA programs at their operating facilities.

Regulation 316(b)

In October 2014, the final regulations under Section 316(b) of the CWA that govern existing facilities and new units at existing facilities that employ a cooling water intake structure and that have flow levels exceeding a minimum threshold became effective. The rule establishes a national standard for impingement based on seven compliance options, but forgoes the creation of a single technology standard for entrainment. Instead, the EPA has delegated entrainment technology decisions to state regulators. State regulators are to make case-by-case entrainment technology determinations after an examination of five mandatory facility-specific factors, including a social cost-benefit test, and six optional facility-specific factors. The rule governs all electric generating stations with water withdrawals above two MGD, with a heightened entrainment analysis for those facilities over 125 MGD. Dominion Energy and Virginia Power currently have 15 and nine facilities, respectively, that are subject to the final regulations. Dominion Energy is also working with the EPA and state regulatory agencies to assess the applicability of Section 316(b) to eight hydroelectric facilities, including three Virginia Power facilities. The Companies anticipate that they may have to install impingement control technologies at certain of these stations that have once-through cooling systems. The Companies are currently evaluating the need or potential for entrainment controls under the final rule as these decisions will be made on a case-by-case basis after a thorough review of detailed biological, technological, and cost benefit studies. DESC is conducting studies and implementing plans as required by the rule to determine appropriate intake structure modifications at certain facilities to ensure compliance with this rule. While the impacts of this rule could be material to the Companies' results of operations, financial condition and/or cash flows, the existing regulatory frameworks in South Carolina and Virginia provide rate recovery mechanisms that could substantially mitigate any such impacts for the regulated electric utilities.

Effluent Limitations Guidelines

In September 2015, the EPA released a final rule to revise the Effluent Limitations Guidelines for the Steam Electric Power Generating Category. The final rule established updated standards for wastewater discharges that apply primarily at coal and oil steam generating stations. Affected facilities are required to convert from wet to dry or closed cycle coal ash management, improve existing wastewater treatment systems and/or install new wastewater treatment technologies in order to meet the new discharge limits. In April 2017, the EPA granted two separate petitions for reconsideration of the Effluent Limitations Guidelines final rule and stayed future compliance dates in the rule. Also in April 2017, the U.S. Court of Appeals for the Fifth Circuit granted the EPA's request for a stay of the pending consolidated litigation challenging the rule while the EPA addresses the petitions for reconsideration. In September 2017, the EPA signed a rule to postpone the earliest compliance dates for certain waste streams regulations in the Effluent Limitations Guidelines final

rule from November 2018 to November 2020; however, the latest date for compliance for these regulations was December 2023. In October 2020, the EPA released the final rule that extends the latest dates for compliance. Individual facilities' compliance dates will vary based on circumstances and the determination by state regulators and may range from 2021 to 2028. While the impacts of this rule could be material to the Companies' results of operations, financial condition and/or cash flows, the existing regulatory frameworks in South Carolina and Virginia provide rate recovery mechanisms that could substantially mitigate any such impacts for the regulated electric utilities.

WASTE MANAGEMENT AND REMEDIATION

The operations of the Companies are subject to a variety of state and federal laws and regulations governing the management and disposal of solid and hazardous waste, and release of hazardous substances associated with current and/or historical operations. The CERCLA, as amended, and similar state laws, may impose joint, several and strict liability for cleanup on potentially responsible parties who owned, operated or arranged for disposal at facilities affected by a release of hazardous substances. In addition, many states have created programs to incentivize voluntary remediation of sites where historical releases of hazardous substances are identified and property owners or responsible parties decide to initiate cleanups.

From time to time, the Companies may be identified as a potentially responsible party in connection with the alleged release of hazardous substances or wastes at a site. Under applicable federal and state laws, the Companies could be responsible for costs associated with the investigation or remediation of impacted sites, or subject to contribution claims by other responsible parties for their costs incurred at such sites. The Companies also may identify, evaluate and remediate other potentially impacted sites under voluntary state programs. Remediation costs may be subject to reimbursement under the Companies' insurance policies, rate recovery mechanisms, or both. Except as described below, the Companies do not believe these matters will have a material effect on results of operations, financial condition and/or cash flows.

Dominion Energy has determined that it is associated with former manufactured gas plant sites, including certain sites associated with Virginia Power. At 13 sites associated with Dominion Energy, remediation work has been substantially completed under federal or state oversight. Where required, the sites are following state-approved groundwater monitoring programs. Dominion Energy commenced remediation activities at one site in the second quarter of 2022. In addition, Dominion Energy has proposed remediation plans for one site at Virginia Power and expects to commence remediation activities in 2023 depending on receipt of final permits and approvals. At December 31, 2022 and 2021, Dominion Energy had $47 million and $45 million, respectively, of reserves recorded. Dominion Energy's reserves include charges of $14 million ($11 million after-tax) recorded in 2020, in other operations and maintenance expense in the Consolidated Statements of Income. At both December 31, 2022 and 2021, Virginia Power had $25 million of reserves recorded. Virginia Power's reserves include charges of $10 million ($7 million after-tax) recorded in 2020, in other operations and maintenance expense in the Consolidated Statements of Income. Dominion Energy is associated with 12 additional sites, including two associated with

Virginia Power, which are not under investigation by any state or federal environmental agency nor the subject of any current or proposed plans to perform remediation activities. Due to the uncertainty surrounding such sites, the Companies are unable to make an estimate of the potential financial statement impacts.

Other Legal Matters

The Companies are defendants in a number of lawsuits and claims involving unrelated incidents of property damage and personal injury. Due to the uncertainty surrounding these matters, the Companies are unable to make an estimate of the potential financial statement impacts; however, they could have a material impact on results of operations, financial condition and/or cash flows.

SCANA LEGAL PROCEEDINGS

The following describes certain legal proceedings involving Dominion Energy, SCANA or DESC relating primarily to events occurring before closing of the SCANA Combination. No reference to, or disclosure of, any proceeding, item or matter described below shall be construed as an admission or indication that such proceeding, item or matter is material. For certain of these matters, and unless otherwise noted therein, Dominion Energy is unable to estimate a reasonable range of possible loss and the related financial statement impacts, but for any such matter there could be a material impact to its results of operations, financial condition and/or cash flows. For the matters for which Dominion Energy is able to reasonably estimate a probable loss, Dominion Energy's Consolidated Balance Sheets at December 31, 2022 and 2021 include reserves of $94 million and $274 million, respectively, included in other current liabilities, and insurance receivables of $68 million and $118 million, respectively, included within other receivables. These balances at December 31, 2022 and 2021 include $68 million and $85 million, respectively, of offsetting reserves and insurance receivables related to personal injury or wrongful death cases which are currently pending. During the year ended December 31, 2022, charges included in Dominion Energy's Consolidated Statements of Income were inconsequential. Dominion Energy's Consolidated Statements of Income for the years ended December 31, 2021 and 2020 include charges of $100 million ($75 million after-tax) and $90 million ($68 million after-tax), respectively, within impairment of assets and other charges (reflected in the Corporate and Other segment). In addition, Dominion Energy's Consolidated Statements of Income for the year ended December 31, 2020 include charges of $25 million ($25 million after-tax) within other income (reflected in the Corporate and Other segment).

SCANA Shareholder Litigation

In September 2017, a shareholder derivative action was filed against certain former executive officers and directors of SCANA in the State Court of Common Pleas in Richland County, South Carolina (the State Court Derivative Case). In September 2018, this action was consolidated with another action in the Business Court Pilot Program in Richland County. The plaintiffs allege, among other things, that the defendants breached their fiduciary duties to shareholders by their gross mismanagement of the NND Project, and that the defendants were unjustly enriched by

bonuses they were paid in connection with the project. In January 2019, the defendants filed a motion to dismiss the consolidated action. In February 2019, one action was voluntarily dismissed. In March 2020, the court denied the defendants' motion to dismiss. In April 2020, the defendants filed a notice of appeal with the South Carolina Court of Appeals and a petition with the Supreme Court of South Carolina seeking appellate review of the denial of the motion to dismiss. In June 2020, the plaintiffs filed a motion to dismiss the appeal with the South Carolina Court of Appeals, which was granted in July 2020. In August 2020, the Supreme Court of South Carolina denied the defendants' petition seeking appellate review. Also in August 2020, the defendants filed a petition for rehearing with the South Carolina Court of Appeals relating to the July 2020 ruling by the court, which was denied in October 2020. In November 2020, SCANA filed a petition of certiorari with the Supreme Court of South Carolina seeking appellate review of the denial of SCANA's motion to dismiss. This petition was denied in June 2021. Also in June 2021, the parties reached an agreement in principle in the amount of $33 million to resolve this matter, subject to court approval. This settlement was reached in contemplation of and to be utilized to satisfy a portion of the Federal Court Merger Case and the State Court Merger Case discussed below. In November 2021, the parties executed a settlement agreement and filed with the State Court of Common Pleas in Richland County, South Carolina for approval. In June 2022, the State Court of Common Pleas in Richland County, South Carolina issued final approval of the settlement agreement with the funds utilized to satisfy a portion of the State Court Merger Case as discussed below.

In January 2018, a purported class action was filed against SCANA, Dominion Energy and certain former executive officers and directors of SCANA in the State Court of Common Pleas in Lexington County, South Carolina (the City of Warren Lawsuit). The plaintiff alleges, among other things, that defendants violated their fiduciary duties to shareholders by executing a merger agreement that would unfairly deprive plaintiffs of the true value of their SCANA stock, and that Dominion Energy aided and abetted these actions. Among other remedies, the plaintiff seeks to enjoin and/or rescind the merger.

In February 2018, a purported class action was filed against Dominion Energy and certain former directors of SCANA and DESC in the State Court of Common Pleas in Richland County, South Carolina (the Metzler Lawsuit). The allegations made and the relief sought by the plaintiffs are substantially similar to that described for the City of Warren Lawsuit.

In September 2019, the U.S. District Court for the District of South Carolina granted the plaintiffs' motion to consolidate the City of Warren Lawsuit and the Metzler Lawsuit (the Federal Court Merger Case). In October 2019, the plaintiffs filed an amended complaint against certain former directors and executive officers of SCANA and DESC, which stated substantially similar allegations to those in the City of Warren Lawsuit and the Metzler Lawsuit as well as an inseparable fraud claim. In November 2019, the defendants filed a motion to dismiss. In April 2020, the U.S. District Court for the District of South Carolina denied the motion to dismiss. In May 2020, SCANA filed a motion to intervene, which was denied in August 2020. In September 2020, SCANA filed a notice of appeal with the U.S. Court of Appeals for the Fourth Circuit. In June 2021, the parties reached an agreement in principle in the amount of $63 million to resolve this matter as well as the State Court Merger Case described below, subject to court approval. This settlement was reached in contemplation of and to be partially satisfied by the State Court Derivative Case settlement described above. In November 2021, the parties executed a settlement agreement, as described above relating to this matter as well as the State Court Derivative Case and the State Court Merger Case, and filed with the State Court of Common Pleas in Richland County, South Carolina for approval. In June 2022, this case was dismissed in connection with the final approval by the State Court of Common Pleas in Richland County, South Carolina of the settlement agreement.

In May 2019, a case was filed against certain former executive officers and directors of SCANA in the State Court of Common Pleas in Richland County, South Carolina (the State Court Merger Case). The plaintiff alleges, among other things, that the defendants breached their fiduciary duties to shareholders by their gross mismanagement of the NND Project, were unjustly enriched by the bonuses they were paid in connection with the project and breached their fiduciary duties to secure and obtain the best price for the sale of SCANA. Also in May 2019, the case was removed to the U.S. District Court of South Carolina by the non-South Carolina defendants. In June 2019, the plaintiffs filed a motion to remand the case to state court. In January 2020, the case was remanded to state court. In February 2020, the defendants filed a motion to dismiss. In June 2021, the parties reached an agreement in principle as described above relating to this matter as well as the Federal Court Merger Case and the State Court Derivative Case. In November 2021, the parties executed a settlement agreement, as described above relating to this matter as well as the State Court Derivative Case and the Federal Court Merger Case, and filed with the State Court of Common Pleas in Richland County, South Carolina for approval. In June 2022, the State Court of Common Pleas in Richland County, South Carolina issued final approval of the settlement agreement. Also in June 2022, Dominion Energy utilized the $33 million of insurance proceeds from the State Court Derivative Case settlement, the issuance of 0.4 million shares of its common stock and the payment of $2 million in cash to satisfy its obligations under the settlement agreement.

Employment Class Actions and Indemnification

In August 2017, a case was filed in the U.S. District Court for the District of South Carolina on behalf of persons who were formerly employed at the NND Project. In July 2018, the court certified this case as a class action. In February 2019, certain of these plaintiffs filed an additional case, which case has been dismissed and the plaintiffs have joined the case filed August 2017. The plaintiffs allege, among other things, that SCANA, DESC, Fluor Corporation and Fluor Enterprises, Inc. violated the Worker Adjustment and Retraining Notification Act in connection with the decision to stop construction at the NND Project. The plaintiffs allege that the defendants failed to provide adequate advance written notice of their terminations of employment and are seeking damages, which could be as much as $100 million for 100% of the NND Project. In January 2021, the U.S. District Court for the District of South Carolina granted summary judgment in favor of SCANA, DESC, Fluor Corporation and Fluor Enterprises, Inc. In February 2021, the plaintiffs

filed a notice of appeal with the U.S. Court of Appeals for the Fourth Circuit. In November 2021, the U.S Court of Appeals for the Fourth Circuit affirmed the lower court ruling. In March 2022, the deadline to file an appeal to the Supreme Court of the United States expired.

In September 2018, a case was filed in the State Court of Common Pleas in Fairfield County, South Carolina by Fluor Enterprises, Inc. and Fluor Daniel Maintenance Services, Inc. against DESC and Santee Cooper. The plaintiffs make claims for indemnification, breach of contract and promissory estoppel arising from, among other things, the defendants' alleged failure and refusal to defend and indemnify the Fluor defendants in the aforementioned case. As a result of the ruling in favor of the defendants in the aforementioned case, DESC was able to resolve Fluor's claims for an inconsequential amount.

Governmental Proceedings and Investigations

In June 2018, DESC received a notice of proposed assessment of approximately $410 million, excluding interest, from the SCDOR following its audit of DESC's sales and use tax returns for the periods September 1, 2008 through December 31, 2017. The proposed assessment, which includes 100% of the NND Project, is based on the SCDOR's position that DESC's sales and use tax exemption for the NND Project does not apply because the facility will not become operational. In December 2020, the parties reached an agreement in principle in the amount of $165 million to resolve this matter. In June 2021, the parties executed a settlement agreement which allows DESC to fund the settlement amount through a combination of cash, shares of Dominion Energy common stock or real estate with an initial payment of at least $43 million in shares of Dominion Energy common stock. In August 2021, Dominion Energy issued 0.6 million shares of its common stock to satisfy DESC's obligation for the initial payment under the settlement agreement. In May 2022, Dominion Energy issued an additional 0.9 million shares of its common stock to partially satisfy DESC's remaining obligation under the settlement agreement. In June 2022, DESC requested approval from the South Carolina Commission to transfer certain real estate with a total settlement value of $51 million to satisfy its remaining obligation under the settlement agreement. In July 2022, the South Carolina Commission voted to approve the request and issued its final order in August 2022. In September 2022, DESC transferred certain non-utility property with a fair value of $28 million to the SCDOR under the settlement agreement, resulting in a gain of $18 million ($14 million after-tax) recorded in losses (gains) on sales of assets (reflected in Dominion Energy South Carolina) in Dominion Energy's Consolidated Statements of Income for the year ended December 31, 2022. In December 2022, DESC transferred additional utility property with a fair value of $3 million to the SCDOR, resulting in an inconsequential gain. In October 2022, DESC filed for approval to transfer the remaining real estate with FERC which was received in November 2022. The transfers of such utility properties are expected to be completed by early 2024 and to result in a gain of approximately $20 million upon completion.

Matters Fully Resolved Prior to 2022

Ratepayer Class Actions

In May 2018, a consolidated complaint against DESC, SCANA and the State of South Carolina was filed in the State Court of Common Pleas in Hampton County, South Carolina (the DESC Ratepayer Case). The plaintiffs alleged, among other things, that DESC was negligent and unjustly enriched, breached alleged fiduciary and contractual duties and committed fraud and misrepresentation in failing to properly manage the NND Project, and that DESC committed unfair trade practices and violated state anti-trust laws. In December 2018, the State Court of Common Pleas in Hampton County entered an order granting preliminary approval of a class action settlement. The court entered an order granting final approval of the settlement in June 2019, which became effective in July 2019. The settlement agreement, contingent upon the closing of the SCANA Combination, provided that SCANA and DESC establish an escrow account and proceeds from the escrow account would be distributed to the plaintiffs, after payment of certain taxes, attorneys' fees and other expenses and administrative costs. The escrow account would include (1) up to $2.0 billion, net of a credit of up to $2.0 billion in future electric bill relief, which would inure to the benefit of the escrow account in favor of class members over a period of time established by the South Carolina Commission in its order related to matters before the South Carolina Commission related to the NND Project, (2) a cash payment of $115 million and (3) the transfer of certain DESC-owned real estate or sales proceeds from the sale of such properties, which counsel for the plaintiffs estimated to have an aggregate value between $60 million and $85 million. At the closing of the SCANA Combination, SCANA and DESC funded the cash payment portion of the escrow account. In July 2019, DESC transferred $117 million representing the cash payment, plus accrued interest, to the plaintiffs. Through August 2020, property, plant and equipment with a net recorded value of $27 million had been transferred to the plaintiffs in coordination with the court-appointed real estate trustee to satisfy the settlement agreement. In September 2020, the court entered an order approving a final resolution of the transfer of real estate or sales proceeds with a cash contribution of $38.5 million by DESC and the conveyance of property, plant and equipment with a net recorded value of $3 million, which was completed by DESC in October 2020. In December 2021, the court approved a motion for and DESC completed the repurchase of $8 million of property, plant and equipment previously transferred to the plaintiffs.

In September 2017, a purported class action was filed by Santee Cooper ratepayers against Santee Cooper, DESC, Palmetto Electric Cooperative, Inc. and Central Electric Power Cooperative, Inc. in the State Court of Common Pleas in Hampton County, South Carolina (the Santee Cooper Ratepayer Case). The allegations were substantially similar to those in the DESC Ratepayer Case. In March 2020, the parties executed a settlement agreement relating to this matter as well as the Luquire Case and the Glibowski Case described below. The settlement agreement provided that Dominion Energy and Santee Cooper establish a fund for the benefit of class members in the amount of $520 million, of which Dominion Energy's portion was $320 million of shares of Dominion Energy common stock. In July 2020, the court issued a final approval of the settlement agreement. In September 2020, Dominion Energy issued $322 million of shares of Dominion Energy common stock to satisfy its obligation under the settlement agreement, including interest charges.

In July 2019, a similar purported class action was filed by certain Santee Cooper ratepayers against DESC, SCANA, Dominion Energy and former directors and officers of SCANA in the State Court of Common Pleas in Orangeburg, South Carolina (the Luquire Case). In August 2019, DESC, SCANA and Dominion Energy were voluntarily dismissed from the case. The claims were similar to the Santee Cooper Ratepayer Case. In March 2020, the parties executed a settlement agreement as described above relating to this matter as well as the Santee Cooper Ratepayer Case and the Glibowski Case. This case was dismissed as part of the Santee Cooper Ratepayer Case settlement described above.

RICO Class Action

In January 2018, a purported class action was filed, and subsequently amended, against SCANA, DESC and certain former executive officers in the U.S. District Court for the District of South Carolina (the Glibowski Case). The plaintiff alleged, among other things, that SCANA, DESC and the individual defendants participated in an unlawful racketeering enterprise in violation of RICO and conspired to violate RICO by fraudulently inflating utility bills to generate unlawful proceeds. In March 2020, the parties executed a settlement agreement as described above relating to this matter as well as the Santee Cooper Ratepayer Case and the Luquire Case. This case was dismissed as part of the Santee Cooper Ratepayer Case settlement described above.

SCANA Shareholder Litigation

In September 2017, a purported class action was filed against SCANA and certain former executive officers and directors in the U.S. District Court for the District of South Carolina. Subsequent additional purported class actions were separately filed against all or nearly all of these defendants (collectively the SCANA Securities Class Action). In January 2018, the U.S. District Court for the District of South Carolina consolidated these suits, and the plaintiffs filed a consolidated amended complaint in March 2018. The plaintiffs alleged, among other things, that the defendants violated §10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, and that the individually named defendants are liable under §20(a) of the same act. In December 2019, the parties executed a settlement agreement pursuant to which SCANA would pay $192.5 million, up to $32.5 million of which could be satisfied through the issuance of shares of Dominion Energy common stock, subject to court approval. In February 2020, the U.S. District Court for the District of South Carolina granted preliminary approval of the settlement agreement, pending a fairness hearing, and granted final approval in July 2020. In March 2020, SCANA funded an escrow account with $160 million in cash and paid the balance of $32.5 million in cash in August 2020 to satisfy the settlement.

FILOT Litigation and Related Matters

In November 2017, Fairfield County filed a complaint and a motion for temporary injunction against DESC in the State Court of Common Pleas in Fairfield County, South Carolina, making allegations of breach of contract, fraud, negligent misrepresentation, breach of fiduciary duty, breach of implied duty of good faith and fair dealing and unfair trade practices related to DESC's termination of the FILOT agreement between DESC and Fairfield County related to the NND Project. The plaintiff sought a temporary and permanent injunction to prevent DESC from terminating the FILOT agreement. The plaintiff withdrew the motion for temporary injunction in December 2017. In July 2021, the parties executed a settlement agreement requiring DESC to pay $99 million, which could be satisfied in either cash or shares of Dominion Energy common stock. Also in July 2021, the State Court of Common Pleas in Fairfield County, South Carolina approved the settlement. In July 2021, Dominion Energy issued 1.4 million shares of Dominion Energy common stock to satisfy DESC's obligation under the settlement agreement.

Governmental Proceedings and Investigations

In September and October 2017, SCANA was served with subpoenas issued by the U.S. Attorney's Office for the District of South Carolina and the Staff of the SEC's Division of Enforcement seeking documents related to the NND Project. In February 2020, the SEC filed a complaint against SCANA, two of its former executive officers and DESC in the U.S. District Court for the District of South Carolina alleging that the defendants violated federal securities laws by making false and misleading statements about the NND Project. In April 2020, SCANA and DESC reached an agreement in principle with the Staff of the SEC's Division of Enforcement to settle, without admitting or denying the allegations in the complaint. In December 2020, the U.S. District Court for the District of South Carolina issued an order approving the settlement which required SCANA to pay a civil monetary penalty totaling $25 million, and SCANA and DESC to pay disgorgement and prejudgment interest totaling $112.5 million, which disgorgement and prejudgment interest amount were deemed satisfied by the settlements in the SCANA Securities Class Action and the DESC Ratepayer Case. SCANA paid the civil penalty in December 2020. The SEC civil action against two former executive officers of SCANA remains pending and is currently subject to a stay granted by the court in June 2020 at the request of the U.S. Attorney's Office for the District of South Carolina.

In addition, the South Carolina Law Enforcement Division is conducting a criminal investigation into the handling of the NND Project by SCANA and DESC. Dominion Energy is cooperating fully with the investigations by the U.S. Attorney's Office and the South Carolina Law Enforcement Division, including responding to additional subpoenas and document requests. Dominion Energy has also entered into a cooperation agreement with the U.S. Attorney's Office and the South Carolina Attorney General's Office. The cooperation agreement provides that in consideration of its full cooperation with these investigations to the satisfaction of both agencies, neither such agency will criminally prosecute or bring any civil action against Dominion Energy or any of its current, previous, or future direct or indirect subsidiaries related to the NND Project. A former executive officer of SCANA entered a plea agreement with the U.S. Attorney's Office and the South Carolina Attorney General's Office in June 2020 and entered a guilty plea with the U.S. District Court for the

District of South Carolina in July 2020. Another former executive officer of SCANA entered a plea agreement with the U.S. Attorney's Office and the South Carolina Attorney General's Office in November 2020 and entered guilty pleas in the U.S. District Court for the District of South Carolina and in South Carolina state court in February 2021. As a result of the pleas, Dominion Energy has terminated indemnity for these former executive officers related to these two cases.

Abandoned NND Project

DESC, for itself and as agent for Santee Cooper, entered into an engineering, construction and procurement contract with Westinghouse and WECTEC in 2008 for the design and construction of the NND Project, of which DESC's ownership share is 55%. Various difficulties were encountered in connection with the project. The ability of Westinghouse and WECTEC to adhere to established budgets and construction schedules was affected by many variables, including unanticipated difficulties encountered in connection with project engineering and the construction of project components, constrained financial resources of the contractors, regulatory, legal, training and construction processes associated with securing approvals, permits and licenses and necessary amendments to them within projected time frames, the availability of labor and materials at estimated costs and the efficiency of project labor. There were also contractor and supplier performance issues, difficulties in timely meeting critical regulatory requirements, contract disputes, and changes in key contractors or subcontractors. These matters preceded the filing for bankruptcy protection by Westinghouse and WECTEC in March 2017, and were the subject of comprehensive analyses performed by SCANA and Santee Cooper.

Based on the results of SCANA's analysis, and in light of Santee Cooper's decision to suspend construction on the NND Project, in July 2017, SCANA determined to stop the construction of the units and to pursue recovery of costs incurred in connection with the construction under the abandonment provisions of the Base Load Review Act or through other means. This decision by SCANA became the focus of numerous legislative, regulatory and legal proceedings. Some of these proceedings are described above.

In September 2017, DESC, for itself and as agent for Santee Cooper, filed with the U.S. Bankruptcy Court for the Southern District of New York Proofs of Claim for unliquidated damages against each of Westinghouse and WECTEC. These Proofs of Claim were based upon the anticipatory repudiation and material breach by Westinghouse and WECTEC of the contract, and assert against Westinghouse and WECTEC any and all claims that are based thereon or that may be related thereto.

Westinghouse's reorganization plan was confirmed by the U.S. Bankruptcy Court for the Southern District of New York and became effective in August 2018. In connection with the effectiveness of the reorganization plan, the contract associated with the NND Project was deemed rejected. DESC contested approximately $285 million of filed liens in Fairfield County, South Carolina. Most of these asserted liens were claims that relate to work performed by Westinghouse subcontractors before the Westinghouse bankruptcy, although some of them were claims arising from work performed after the Westinghouse bankruptcy.

DESC and Santee Cooper were responsible for amounts owed to Westinghouse for valid work performed by Westinghouse subcontractors on the NND Project after the Westinghouse bankruptcy filing until termination of the interim assessment agreement. In December 2019, DESC and Santee Cooper entered into a confidential settlement agreement with W Wind Down Co LLC resolving claims relating to the interim assessment agreement.

Further, some Westinghouse subcontractors that made claims against Westinghouse in the bankruptcy proceeding also filed claims against DESC and Santee Cooper in South Carolina state court for damages. Many of these claimants asserted construction liens against the NND Project site. In December 2021, settlements were reached to resolve all remaining claims made by Westinghouse subcontractors. All amounts for which Dominion Energy was ultimately responsible were funded utilizing, and did not exceed, the portion of the Toshiba Settlement allocated for such balances within the SCANA Merger Approval Order recorded in regulatory liabilities on Dominion Energy's Consolidated Balance Sheets.

Nuclear Operations

NUCLEAR DECOMMISSIONING – MINIMUM FINANCIAL ASSURANCE

The NRC requires nuclear power plant owners to annually update minimum financial assurance amounts for the future decommissioning of their nuclear facilities. Decommissioning involves the decontamination and removal of radioactive contaminants from a nuclear power station once operations have ceased, in accordance with standards established by the NRC. The 2022 calculation for the NRC minimum financial assurance amount, aggregated for Dominion Energy and Virginia Power's nuclear units, excluding joint owners' assurance amounts and Millstone Unit 1, as this unit is in a decommissioning state, was $3.6 billion and $2.1 billion, respectively, and has been satisfied by a combination of the funds being collected and deposited in the nuclear decommissioning trusts and the real annual rate of return growth of the funds allowed by the NRC. The 2022 NRC minimum financial assurance amounts above were calculated using preliminary December 31, 2022 U.S. Bureau of Labor Statistics indices. Dominion Energy believes that decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs for the Millstone units. In addition, Dominion Energy believes that the decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs for the Summer unit, particularly when combined with future ratepayer collections and contributions. The Companies believe the decommissioning funds and their expected earnings for the Surry and North Anna units will be sufficient to cover decommissioning costs, particularly when combined with future ratepayer collections and contributions to these decommissioning trusts, if such future collections and contributions are required. This reflects a positive long-term outlook for trust fund investment returns as the decommissioning of the units will not be complete for decades. The Companies will continue to monitor these trusts to ensure they meet the NRC minimum financial assurance requirement, which may include, if needed, the use of parent company guarantees, surety bonding or other financial instruments recognized by the NRC. See Note 9 for additional information on nuclear decommissioning trust investments.

NUCLEAR INSURANCE

The Price-Anderson Amendments Act of 1988 provides the public up to $13.7 billion of liability protection on a per site, per nuclear incident basis, via obligations required of owners of nuclear power plants, and allows for an inflationary provision adjustment every five years. During the third quarter of 2022, the total liability protection per nuclear incident available to all participants in the Secondary Financial Protection Program increased from $13.5 billion to $13.7 billion. This increase does not impact Dominion Energy's responsibility per active unit under the Price-Anderson Amendments Act of 1988. The Companies have purchased $450 million of coverage from commercial insurance pools for Millstone, Summer, Surry and North Anna with the remainder provided through the mandatory industry retrospective rating plan. In the event of a nuclear incident at any licensed nuclear reactor in the U.S., the Companies could be assessed up to $138 million for each of their licensed reactors not to exceed $20 million per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed. The current levels of nuclear property insurance coverage for Millstone, Summer, Surry and North Anna are all $1.06 billion.

The Companies' nuclear property insurance coverage for Millstone, Summer, Surry and North Anna meets or exceeds the NRC minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site. This includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first, to return the reactor to and maintain it in a safe and stable condition and second, to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Nuclear property insurance is provided by NEIL, a mutual insurance company, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to the insurance company. Dominion Energy and Virginia Power's maximum retrospective premium assessment for the current policy period is $65 million and $33 million, respectively. Based on the severity of the incident, the Board of Directors of the nuclear insurer has the discretion to lower or eliminate the maximum retrospective premium assessment. The Companies have the financial responsibility for any losses that exceed the limits or for which insurance proceeds are not available because they must first be used for stabilization and decontamination. Additionally, DESC maintains an excess property insurance policy with the European Mutual Association for Nuclear Insurance. The policy provides coverage to Summer for property damage and outage costs up to $1 million resulting from an event of a non-nuclear origin. The European Mutual Association for Nuclear Insurance policy permits retrospective assessments under certain conditions to cover insurer's losses. Based on the current annual premium, DESC's share of the retrospective premium assessment would not exceed an inconsequential amount.

Millstone, Virginia Power and Summer also purchase accidental outage insurance from NEIL to mitigate certain expenses, including replacement power costs, associated with the prolonged outage of a nuclear unit due to direct physical damage. Under this program, the Companies are subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. Dominion Energy and Virginia Power's maximum retrospective premium assessment for the current policy period is $32 million and $9 million, respectively.

ODEC, a part owner of North Anna, Santee Cooper, a part owner of Summer and Massachusetts Municipal and Green Mountain, part owners of Millstone's Unit 3, are responsible to the Companies for their share of the nuclear decommissioning obligation and insurance premiums on applicable units, including any retrospective premium assessments and any losses not covered by insurance.

SPENT NUCLEAR FUEL

The Companies entered into contracts with the DOE for the disposal of spent nuclear fuel under provisions of the Nuclear Waste Policy Act of 1982. The DOE failed to begin accepting the spent fuel on January 31, 1998, the date provided by the Nuclear Waste Policy Act and by the Companies' contracts with the DOE. The Companies have previously received damages award payments and settlement payments related to these contracts.

By mutual agreement of the parties, the settlement agreements are extendable to provide for resolution of damages incurred after 2013. The settlement agreements for the Surry, North Anna and Millstone nuclear power stations have been extended and provided for periodic payments for damages incurred through December 31, 2022. In November 2022, the DOE notified the Companies that it intends to extend these agreements through December 31, 2025 and future additional extensions are contemplated by the settlement agreements. A similar agreement for Summer extends until the DOE has accepted the same amount of spent fuel from the facility as if it has fully performed its contractual obligations.

In June 2018, a lawsuit for Kewaunee was filed in the U.S. Court of Federal Claims for recovery of spent nuclear fuel storage costs incurred after 2013. In March 2019, Dominion Energy amended its filing for recovery of spent nuclear fuel storage to include costs incurred for the year ended December 31, 2018. In January 2022, a settlement agreement was entered into for $48 million. Dominion Energy received the settlement funds in February 2022.

In 2022, Virginia Power received payments of $17 million for resolution of claims incurred at North Anna and Surry for the period of January 1, 2020 through December 31, 2020. In addition, Dominion Energy received payments of $7 million for resolution of claims incurred at Millstone for the period of July 1, 2020 through June 30, 2021 and $1 million for resolution of its share of claims incurred at Summer for the period of January 1, 2021 through December 31, 2021.

In 2021, Virginia Power received payments of $25 million for resolution of claims incurred at North Anna and Surry for the period of January 1, 2019 through December 31, 2019. In addition, Dominion Energy received payments of $9 million for resolution of claims incurred at Millstone for the period of July 1, 2019 through June 30, 2020 and $1 million for resolution of its share of claims incurred at Summer for the period of January 1, 2020 through December 31, 2020.

In 2020, Virginia Power received payments of $24 million for resolution of claims incurred at North Anna and Surry for the period of January 1, 2018 through December 31, 2018. In addition, Dominion Energy received payments of $11 million for resolution of claims incurred at Millstone for the period of July 1,

2018 through June 30, 2019 and $4 million for resolution of its share of claims incurred at Summer for the period of January 1, 2019 through December 31, 2019.

The Companies continue to recognize receivables for certain spent nuclear fuel-related costs that they believe are probable of recovery from the DOE. Dominion Energy's receivables for spent nuclear fuel-related costs totaled $56 million and $52 million at December 31, 2022 and 2021, respectively. Virginia Power's receivables for spent nuclear fuel-related costs totaled $37 million and $39 million at December 31, 2022 and 2021, respectively.

The Companies will continue to manage their spent fuel until it is accepted by the DOE.

Long-Term Purchase Agreements

At December 31, 2022, Dominion Energy had the following long-term commitments that are noncancelable or are cancelable only under certain conditions, and that a third party has used to secure financing for the facility that will provide the contracted goods or services:

	2023	2024	2025	2026	2027	Thereafter	Total
(millions)							
Purchased electric capacity[1]	$71	$70	$70	$73	$73	$630	$987

(1) Commitments represent estimated amounts payable for energy under power purchase contracts with qualifying facilities which expire at various dates through 2046. Energy payments are generally based on fixed dollar amounts per month and totaled $61 million and $59 million for the years ended December 31, 2022 and 2021, respectively.

Guarantees, Surety Bonds and Letters of Credit

At December 31, 2022, Dominion Energy had issued four guarantees related to Cove Point, an equity method investment, in support of terminal services, transportation and construction. Two of the Cove Point guarantees have a cumulative maximum exposure of $1.9 billion while the other two guarantees have no maximum limit. No amounts related to these guarantees have been recorded.

In addition, at December 31, 2022, Dominion Energy had issued an additional $20 million of guarantees, primarily to support third parties. No amounts related to these guarantees have been recorded.

Dominion Energy also enters into guarantee arrangements on behalf of its consolidated subsidiaries, primarily to facilitate their commercial transactions with third parties. If any of these subsidiaries fail to perform or pay under the contracts and the counterparties seek performance or payment, Dominion Energy would be obligated to satisfy such obligation. To the extent that a liability subject to a guarantee has been incurred by one of Dominion Energy's consolidated subsidiaries, that liability is included in the Consolidated Financial Statements. Dominion Energy is not required to recognize liabilities for guarantees issued on behalf of its subsidiaries unless it becomes probable that it will have to perform under the guarantees. Terms of the guarantees typically end once obligations have been paid. Dominion Energy currently believes it is unlikely that it would be required to perform or otherwise incur any losses associated with guarantees of its subsidiaries' obligations.

Combined Notes to Consolidated Financial Statements, Continued

At December 31, 2022, Dominion Energy had issued the following subsidiary guarantees:

	Maximum Exposure
(millions)	
Commodity transactions[1]	$2,567
Nuclear obligations[2]	243
Solar[3]	304
Other[4]	1,229
Total[5][6]	$4,343

(1) Guarantees related to commodity commitments of certain subsidiaries. These guarantees were provided to counterparties in order to facilitate physical and financial transaction related commodities and services.
(2) Guarantees primarily related to certain DGI subsidiaries regarding all aspects of running a nuclear facility.
(3) Includes guarantees to facilitate the development of solar projects.
(4) Guarantees related to other miscellaneous contractual obligations such as leases, environmental obligations, construction projects and insurance programs. Also includes guarantees entered into by Dominion Energy RNG Holdings, II, Inc. on behalf of a subsidiary to facilitate construction of renewable natural gas facilities. Due to the uncertainty of workers' compensation claims, the parental guarantee has no stated limit.
(5) Excludes Dominion Energy's guarantee of an offshore wind installation vessel discussed in Note 15.
(6) In July 2016, Dominion Energy signed an agreement with a lessor to construct and lease a new corporate office property in Richmond, Virginia. The lessor provided equity and obtained financing commitments from debt investors, totaling $365 million, which funded total project costs. The project became substantially complete in August 2019 at which point the facility was available for Dominion Energy's use and the five-year lease term commenced. At the end of the initial lease term, Dominion Energy can (i) extend the term of the lease for an additional five years, subject to the approval of the participants, at current market terms, (ii) purchase the property for an amount equal to the project costs or, (iii) subject to certain terms and conditions, sell the property on behalf of the lessor to a third party using commercially reasonable efforts to obtain the highest cash purchase price for the property. If the project is sold and the proceeds from the sale are insufficient to repay the investors for the project costs, Dominion Energy may be required to make a payment to the lessor, up to 87% of project costs, for the difference between the project costs and sale proceeds. At December 31, 2022, no amounts have been recorded related to this guarantee.

Additionally, at December 31, 2022, Dominion Energy had purchased $249 million of surety bonds, including $172 million at Virginia Power, and authorized the issuance of letters of credit by financial institutions of $202 million to facilitate commercial transactions by its subsidiaries with third parties. Under the terms of surety bonds, the Companies are obligated to indemnify the respective surety bond company for any amounts paid.

Indemnifications

As part of commercial contract negotiations in the normal course of business, the Companies may sometimes agree to make payments to compensate or indemnify other parties for possible future unfavorable financial consequences resulting from specified events. The specified events may involve an adverse judgment in a lawsuit or the imposition of additional taxes due to a change in tax law or interpretation of the tax law. The Companies are unable to develop an estimate of the maximum potential amount of any other future payments under these contracts because events that would obligate them have not yet occurred or, if any such event has occurred, they have not been notified of its occurrence. However, at December 31, 2022, the Companies believe any other future payments, if any, that could ultimately become

payable under these contract provisions, would not have a material impact on their results of operations, cash flows or financial position.

Charitable Commitments

In 2020, Dominion Energy made unconditional promises to several charitable organizations, including to support its commitment to diversity and social justice through scholarship programs and donations to historically black colleges and universities. As a result, Dominion Energy recorded charges totaling $80 million in other income in its Consolidated Statements of Income for the year ended December 31, 2020. These commitments are to be funded at various intervals through 2028. Dominion Energy's Consolidated Balance Sheets include $32 million and $43 million in other deferred credits and other liabilities at December 31, 2022 and 2021, respectively and $11 million and $26 million in other current liabilities at December 31, 2022 and 2021, respectively.

NOTE 24. CREDIT RISK

DOMINION ENERGY

As a diversified energy company, Dominion Energy transacts primarily with major companies in the energy industry and with commercial and residential energy consumers. These transactions principally occur in the Northeast, mid-Atlantic, Midwest and Rocky Mountain and Southeast regions of the U.S. Dominion Energy does not believe that this geographic concentration contributes significantly to its overall exposure to credit risk. In addition, as a result of its large and diverse customer base, Dominion Energy is not exposed to a significant concentration of credit risk for receivables arising from electric and gas utility operations.

Dominion Energy's exposure to credit risk is concentrated primarily within its energy marketing and price risk management activities, as Dominion Energy transacts with a smaller, less diverse group of counterparties and transactions may involve large notional volumes and potentially volatile commodity prices. Energy marketing and price risk management activities include marketing of nonregulated generation output, structured transactions and the use of financial contracts for enterprise-wide hedging purposes. Gross credit exposure for each counterparty is calculated as outstanding receivables plus any unrealized on- or off-balance sheet exposure, taking into account contractual netting rights. Gross credit exposure is calculated prior to the application of any collateral. At December 31, 2022, Dominion Energy's credit exposure totaled $281 million. Of this amount, investment grade counterparties, including those internally rated, represented 89%, and no single counterparty, whether investment grade or non-investment grade, exceeded $77 million of exposure.

VIRGINIA POWER

Virginia Power sells electricity and provides distribution and transmission services to customers in Virginia and northeastern North Carolina. Management believes that this geographic concentration risk is mitigated by the diversity of Virginia Power's customer base, which includes residential, commercial and industrial customers, as well as rural electric cooperatives and municipalities. Credit risk associated with trade accounts receivable from energy consumers is limited due to the large number of customers. Virginia Power's exposure to potential concentrations of credit risk results primarily from sales to wholesale customers. Virginia Power's gross credit exposure for each counterparty is calculated as outstanding receivables plus any unrealized on- or off-balance sheet exposure, taking into account contractual netting rights. Gross credit exposure is calculated prior to the application of collateral. At December 31, 2022, Virginia Power's credit exposure totaled $25 million. Of this amount, investment grade counterparties, including those internally rated, represented 76%, and no single counterparty exceeded $8 million of exposure.

Credit-Related Contingent Provisions

Certain of Dominion Energy and Virginia Power's derivative instruments contain credit-related contingent provisions. These provisions require Dominion Energy and Virginia Power to provide collateral upon the occurrence of specific events, primarily a credit rating downgrade. If the credit-related contingent features underlying these instruments that are in a liability position and not fully collateralized with cash were fully triggered, Dominion Energy and Virginia Power would have been required to post additional collateral to its counterparties of $140 million and $28 million, respectively, as of December 31, 2022, and $31 million and $22 million, respectively, as of December 31, 2021. The collateral that would be required to be posted includes the impacts of any offsetting asset positions and any amounts already posted for derivatives, non-derivative contracts and derivatives elected under the normal purchases and normal sales exception, per contractual terms. Dominion Energy and Virginia Power had both posted collateral of $72 million at December 31, 2022, and $66 million and $54 million, respectively, at December 31, 2021, related to derivatives with credit-related contingent provisions that are in a liability position and not fully collateralized with cash. In addition, Dominion Energy and Virginia Power had both posted letters of credit as collateral with counterparties covering $20 million of fair value of derivative instruments in a liability position at December 31, 2022. The aggregate fair value of all derivative instruments with credit-related contingent provisions that are in a liability position and not fully collateralized with cash for Dominion Energy and Virginia Power was $212 million and $99 million, respectively, as of December 31, 2022 and $97 million and $76 million, respectively, as of December 31, 2021, which does not include the impact of any offsetting asset positions.

See Note 7 for further information about derivative instruments.

NOTE 25. RELATED-PARTY TRANSACTIONS

Dominion Energy's transactions with equity method investments are described in Note 9. Virginia Power engages in related party transactions primarily with other Dominion Energy subsidiaries (affiliates). Virginia Power's receivable and payable balances with affiliates are settled based on contractual terms or on a monthly basis, depending on the nature of the underlying transactions. Virginia Power is included in Dominion Energy's consolidated federal income tax return and, where applicable, combined income tax returns for Dominion Energy are filed in various states. See Note 2 for further information. A discussion of Virginia Power's significant related party transactions follows.

Virginia Power transacts with affiliates for certain quantities of natural gas and other commodities in the ordinary course of business. Virginia Power also enters into certain commodity derivative contracts with affiliates. Virginia Power uses these contracts, which are principally comprised of forward commodity purchases, to manage commodity price risks associated with purchases of natural gas. See Notes 7 and 20 for more information. At December 31, 2022, Virginia Power's derivative assets and liabilities with affiliates were $33 million and $31 million, respectively. At December 31, 2021, Virginia Power's derivative assets and liabilities with affiliates were $29 million and $6 million, respectively.

Virginia Power participates in certain Dominion Energy benefit plans as described in Note 22. At December 31, 2022 and 2021, Virginia Power's amounts due to Dominion Energy associated with the Dominion Energy Pension Plan and reflected in noncurrent pension and other postretirement benefit liabilities in the Consolidated Balance Sheets were $422 million and $522 million, respectively. At December 31, 2022 and 2021, Virginia Power's amounts due from Dominion Energy associated with the Dominion Energy Retiree Health and Welfare Plan and reflected in noncurrent pension and other postretirement benefit assets in the Consolidated Balance Sheets were $518 million and $431 million, respectively.

DES and other affiliates provide accounting, legal, finance and certain administrative and technical services to Virginia Power. In addition, Virginia Power provides certain services to affiliates, including charges for facilities and equipment usage.

The financial statements for all years presented include costs for certain general, administrative and corporate expenses assigned by DES to Virginia Power on the basis of direct and allocated methods in accordance with Virginia Power's services agreements with DES. Where costs incurred cannot be determined by specific identification, the costs are allocated based on the proportional level of effort devoted by DES resources that is attributable to the entity, determined by reference to number of employees, salaries and wages and other similar measures for the relevant DES service. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses are reasonable.

Presented below are Virginia Power's significant transactions with DES and other affiliates:

Year Ended December 31,	2022	2021	2020
(millions)			
Commodity purchases from affiliates	$1,423	$742	$569
Services provided by affiliates[1]	519	494	455
Services provided to affiliates	18	18	18

(1) Includes capitalized expenditures of $177 million, $161 million and $141 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Virginia Power has borrowed funds from Dominion Energy under short-term borrowing arrangements. In November 2022, Virginia Power amended its intercompany credit facility with Dominion Energy to increase the maximum capacity to $3.0 billion. There were $2.0 billion and $699 million in short-term demand note borrowings from Dominion Energy as of December 31, 2022 and 2021, respectively. The weighted-average interest rate of these borrowings was 4.68% and 0.26% at

December 31, 2022 and 2021, respectively. Virginia Power had no outstanding borrowings, net of repayments under the Dominion Energy money pool for its nonregulated subsidiaries as of December 31, 2022 and 2021. Interest charges related to Virginia Power's borrowings from Dominion Energy were $15 million for the year ended December 31, 2022 and $1 million for both the years ended December 31, 2021 and 2020.

There were no issuances of Virginia Power's common stock to Dominion Energy in 2022, 2021 or 2020.

In January 2023, Virginia Power entered into a lease contract with an affiliated entity for the use of a Jones Act compliant offshore wind installation vessel currently under development with commencement of the 20-month lease term in August 2025 at a total cost of approximately $240 million plus ancillary services.

Note 26. Operating Segments

The Companies are organized primarily on the basis of products and services sold in the U.S. A description of the operations included in the Companies' primary operating segments is as follows:

Primary Operating Segment	Description of Operations	Dominion Energy	Virginia Power
Dominion Energy Virginia	Regulated electric distribution	X	X
	Regulated electric transmission	X	X
	Regulated electric generation fleet[1]	X	X
Gas Distribution	Regulated gas distribution and storage[2]	X	
Dominion Energy South Carolina	Regulated electric distribution	X	
	Regulated electric transmission	X	
	Regulated electric generation fleet	X	
	Regulated gas distribution and storage	X	
Contracted Assets	Nonregulated electric generation fleet[3]	X	
	Noncontrolling interest in Cove Point	X	

(1) Includes Virginia Power's non-jurisdictional solar generation operations.
(2) Includes renewable natural gas operations as well as Wexpro's natural gas development and production operations.
(3) Includes solar generation facility development operations.

In addition to the operating segments above, the Companies also report a Corporate and Other segment.

Dominion Energy

The Corporate and Other Segment of Dominion Energy includes its corporate, service company and other functions (including unallocated debt) as well as its noncontrolling interest in Dominion Privatization and its nonregulated retail energy marketing operations (prior to December 2021), including its noncontrolling interest in Wrangler (through March 2022). In addition, Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the segments' performance or in allocating resources, as well as the net impact of the gas transmission and storage operations, including its noncontrolling interest in Atlantic Coast Pipeline, reported as discontinued operations which are discussed in Notes 3 and 9.

In 2022, Dominion Energy reported after-tax net expenses of $2.6 billion in the Corporate and Other segment, including $2.5 billion of after-tax net expenses for specific items with $2.8 billion of after tax-net expenses attributable to its operating segments.

The net expenses for specific items attributable to Dominion Energy's operating segments in 2022 primarily related to the impact of the following items:

- A $1.5 billion ($1.1 billion after-tax) charge associated with the impairment of certain nonregulated solar generation facilities, attributable to Contracted Assets;
- A $649 million ($513 million after-tax) loss associated with the sale of Kewaunee, attributable to Contracted Assets;
- A $559 million ($451 million after-tax) loss related to investments in nuclear decommissioning trust funds, attributable to:
  - Contracted Assets ($393 million after-tax); and
  - Dominion Energy Virginia ($58 million after-tax);
- A $243 million ($181 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review, attributable to Dominion Energy Virginia;
- A $213 million ($159 million after-tax) charge for RGGI compliance costs deemed recovered through base rates, attributable to Dominion Energy Virginia;
- A $191 million ($142 million after-tax) charge in connection with a comprehensive settlement agreement for Virginia fuel expenses, attributable to Dominion Energy Virginia;
- $167 million ($124 million after-tax) of charges for dismantling costs associated with the early retirement of certain electric generation facilities, attributable to Dominion Energy Virginia;
- $125 million ($93 million after-tax) of charges associated with storm damage and service restoration, attributable to:
  - Dominion Energy Virginia ($87 million after-tax); and
  - Contracted Assets ($6 million after-tax);
- A $40 million ($30 million after-tax) charge associated with the write-off of inventory, attributable to:
  - Contracted Assets ($16 million after-tax); and
  - Dominion Energy Virginia ($14 million after-tax); and
- A $22 million benefit ($78 million after-tax loss) associated with the sale of Hope, attributable to Gas Distribution; partially offset by
- A $165 million ($133 million after-tax) gain related to economic hedging activities, attributable to Contracted Assets.

In 2021, Dominion Energy reported after-tax net expenses of $99 million in the Corporate and Other segment, including $97 million of after-tax net benefit for specific items with $493 million of after tax-net expenses attributable to its operating segments.

The net expenses for specific items attributable to Dominion Energy's operating segments in 2021 primarily related to the impact of the following items:

- A $347 million ($261 million after-tax) loss related to economic hedging activities, attributable to Contracted Assets;
- $266 million ($199 million after-tax) of charges associated with the settlement of the South Carolina electric base rate case, attributable to Dominion Energy South Carolina;
- A $211 million ($161 million after-tax) net loss on the sale of non-wholly-owned nonregulated solar facilities, attributable to Contracted Assets;
- A $151 million ($112 million after-tax) loss from an unbilled revenue reduction at Virginia Power, attributable to Dominion Energy Virginia;
- A $125 million ($93 million after-tax) net charge associated with the settlement of the 2021 Triennial Review, attributable to Dominion Energy Virginia;
- A $77 million ($57 million after-tax) charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process, attributable to Dominion Energy Virginia;
- A $70 million ($53 million after-tax) charge associated with litigation acquired in the SCANA Combination, attributable to Dominion Energy South Carolina;
- A $68 million ($50 million after-tax) charge associated with storm damage and service restoration in Virginia Power's service territory, attributable to Dominion Energy Virginia;
- A $61 million ($45 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review, attributable to Dominion Energy Virginia; and
- A $44 million ($35 million after-tax) charge related to a revision in estimated recovery of spent nuclear fuel costs associated with the decommissioning of Kewaunee, attributable to Contracted Assets; partially offset by
- A $568 million ($445 million after-tax) gain related to investments in nuclear decommissioning trust funds, attributable to:
  - Contracted Assets ($390 million after-tax); and
  - Dominion Energy Virginia ($55 million after-tax); and
- A $130 million ($97 million after-tax) benefit for a change in the expected CCRO to be provided to Virginia retail electric customers under the GTSA, attributable to Dominion Energy Virginia.

In 2020, Dominion Energy reported after-tax net expenses of $3.7 billion in the Corporate and Other segment, including $3.4 billion of after-tax net expenses for specific items with $1.2 billion of after-tax net expenses attributable to its operating segments.

The net expenses for specific items attributable to Dominion Energy's operating segments in 2020 primarily related to the impact of the following items:

- A $751 million ($564 million after-tax) charge primarily related to the planned early retirement of certain Virginia Power electric generation facilities, attributable to Dominion Energy Virginia;
- A $405 million ($325 million after-tax) charge associated with certain nonregulated solar generation facilities, attributable to Contracted Assets;
- A $221 million ($171 million after-tax) charge associated with the sale of Fowler Ridge, attributable to Contracted Assets; and
- A $130 million ($97 million after-tax) charge for the expected CCRO to be provided to Virginia retail electric customers under the GTSA, attributable to Dominion Energy Virginia;
- A $127 million ($94 million after-tax) charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to legislation enacted in November 2020, attributable to Dominion Energy Virginia; and
- A $117 million ($93 million after-tax) of charges associated with litigation acquired in the SCANA Combination, attributable to Dominion Energy South Carolina; partially offset by
- A $335 million ($264 million after-tax) net gain related to investments in nuclear decommissioning trust funds attributable to:
  - Dominion Energy Virginia ($27 million after-tax); and
  - Contracted Assets ($237 million after-tax).

Combined Notes to Consolidated Financial Statements, Continued

The following table presents segment information pertaining to Dominion Energy's operations:

Year Ended December 31,	Dominion Energy Virginia	Gas Distribution	Dominion Energy South Carolina	Contracted Assets	Corporate and Other	Adjustments & Eliminations	Consolidated Total
(millions)							
2022							
Total revenue from external customers	$9,666	$3,331	$3,323	$ 890	$ (36)	$ —	$17,174
Intersegment revenue	(13)	2	7	18	925	(939)	—
Total operating revenue	9,653	3,333	3,330	908	889	(939)	17,174
Depreciation, depletion and amortization	1,454	384	507	123	362	—	2,830
Equity in earnings of equity method investees	—	3	—	277	19	—	299
Interest income (expense)	17	9	6	75	86	(76)	117
Interest and related charges (benefit)	647	119	220	95	(39)	(76)	966
Income tax expense (benefit)	408	146	132	106	(724)	—	68
Net income from discontinued operations	—	—	—	—	9	—	9
Net income (loss) attributable to Dominion Energy	2,008	697	505	335	(2,551)	—	994
Investment in equity method investees[(1)]	—	146	—	2,673	193	—	3,012
Capital expenditures	5,206	1,458	708	342	44	—	7,758
Total assets (billions)	55.4	19.6	17.2	9.7	8.1	(5.8)	104.2
2021							
Total revenue from external customers	$8,012	$2,660	$2,968	$1,018	$ (759)	$ 60	$13,959
Intersegment revenue	(13)	5	7	67	943	(1,004)	5
Total operating revenue	7,999	2,665	2,975	1,085	184	(944)	13,964
Depreciation, depletion and amortization	1,299	380	486	162	151	—	2,478
Equity in earnings of equity method investees	—	—	(3)	259	20	—	276
Interest income	13	6	10	81	17	(26)	101
Interest and related charges	537	86	206	52	499	(26)	1,354
Income tax expense (benefit)	462	116	125	112	(390)	—	425
Net income from discontinued operations	—	—	—	—	641	—	641
Net income (loss) attributable to Dominion Energy	1,919	600	437	431	(99)	—	3,288
Investment in equity method investees[(1)]	—	106	—	2,738	88	—	2,932
Capital expenditures	3,762	1,252	694	277	76	—	6,061
Total assets (billions)	50.3	18.5	16.4	12.3	7.1	(5.0)	99.6
2020							
Total revenue from external customers	$7,802	$2,345	$2,782	$1,020	$ 200	$ 48	$14,197
Intersegment revenue	(15)	10	5	51	963	(1,039)	(25)
Total operating revenue	7,787	2,355	2,787	1,071	1,163	(991)	14,172
Depreciation, depletion and amortization	1,247	344	474	182	85	—	2,332
Equity in earnings of equity method investees	—	—	(1)	35	6	—	40
Interest income	13	6	12	91	73	(88)	107
Interest and related charges	527	76	219	75	568	(88)	1,377
Income tax expense (benefit)	496	121	107	(16)	(625)	—	83
Net income (loss) from discontinued operations	—	—	—	167	(2,045)	—	(1,878)
Net income (loss) attributable to Dominion Energy	1,891	560	419	402	(3,673)	—	(401)
Capital expenditures	3,406	1,151	700	649	425	—	6,331

(1) Excludes liability to Atlantic Coast Pipeline.

Intersegment sales and transfers for Dominion Energy are based on contractual arrangements and may result in intersegment profit or loss that is eliminated in consolidation, including amounts related to entities presented within discontinued operations.

VIRGINIA POWER

The Corporate and Other Segment of Virginia Power primarily includes specific items attributable to its operating segment that are not included in profit measures evaluated by executive management in assessing the segment's performance or in allocating resources.

In 2022, Virginia Power reported after-tax net expenses of $792 million in the Corporate and Other segment, including $773 million of after-tax net expenses for specific items all of which were attributable to its operating segment.

The net expenses for specific items attributable to its operating segment in 2022 primarily related to the impact of the following items:

- A $243 million ($181 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review;
- A $213 million ($159 million after-tax) charge for RGGI compliance costs deemed recovered through base rates;
- A $191 million ($142 million after-tax) charge in connection with a comprehensive settlement agreement for Virginia fuel expenses;
- $167 million ($124 million after-tax) of charges for dismantling costs associated with the early retirement of certain electric generation facilities;
- $117 million ($87 million after-tax) of charges associated with storm damage and service restoration in its service territory; and
- A $78 million ($58 million after-tax) loss related to investments in nuclear decommissioning trust funds.

In 2021, Virginia Power reported after-tax net expenses of $202 million in the Corporate and Other segment, including $202 million of after-tax net expenses for specific items all of which were attributable to its operating segment.
The net expenses for specific items attributable to its operating segment in 2021 primarily related to the impact of the following items:

- A $151 million ($112 million after-tax) loss from an unbilled revenue reduction;
- A $125 million ($93 million after-tax) net charge associated with the settlement of the 2021 Triennial Review;
- A $77 million ($57 million after-tax) charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process;
- A $68 million ($50 million after-tax) charge associated with storm damage and service restoration in its service territory; and
- A $61 million ($45 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review; partially offset by
- A $130 million ($97 million after-tax) benefit for a change in the expected CCRO to be provided to Virginia retail electric customers under the GTSA.

In 2020, Virginia Power reported after-tax net expenses of $863 million in the Corporate and Other segment, including $915 million of after-tax net expenses for specific items all of which were attributable to its operating segment.

The net expenses for specific items attributable to its operating segment in 2020 primarily related to a $751 million ($559 million after-tax) charge related to the planned early retirement of certain electric generation facilities, a $130 million ($97 million after-tax) charge for the expected CCRO to be provided to Virginia retail electric customers under the GTSA and a $127 million ($94 million after-tax) charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to legislation enacted in November 2020.

Combined Notes to Consolidated Financial Statements, Continued

The following table presents segment information pertaining to Virginia Power's operations:

Year Ended December 31,	Dominion Energy Virginia	Corporate and Other	Consolidated Total
(millions)			
2022			
Operating revenue	$9,643	$ 11	$9,654
Depreciation and amortization	1,452	284	1,736
Interest income	17	—	17
Interest and related charges (benefit)	645	(3)	642
Income tax expense (benefit)	411	(220)	191
Net income (loss)	2,007	(792)	1,215
Capital expenditures	5,187	—	5,187
Total assets (billions)	53.2	—	53.2
2021			
Operating revenue	$7,976	$(506)	$7,470
Depreciation and amortization	1,296	68	1,364
Interest income	11	—	11
Interest and related charges (benefit)	535	(1)	534
Income tax expense (benefit)	467	(70)	397
Net income (loss)	1,914	(202)	1,712
Capital expenditures	3,756	—	3,756
Total assets (billions)	47.9	—	47.9
2020			
Operating revenue	$7,763	$ —	$7,763
Depreciation and amortization	1,245	7	1,252
Interest income	11	—	11
Interest and related charges (benefit)	524	(8)	516
Income tax expense (benefit)	500	(271)	229
Net income (loss)	1,884	(863)	1,021
Capital expenditures	3,372	—	3,372

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

DOMINION ENERGY

Senior management of Dominion Energy, including Dominion Energy's CEO and CFO, evaluated the effectiveness of Dominion Energy's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation process, Dominion Energy's CEO and CFO have concluded that Dominion Energy's disclosure controls and procedures are effective. There were no changes that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, Dominion Energy's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Dominion Energy understands and accepts responsibility for Dominion Energy's financial statements and related disclosures and the effectiveness of internal control over financial reporting (internal control). Dominion Energy continuously strives to identify opportunities to enhance the effectiveness and efficiency of internal control, just as Dominion Energy does throughout all aspects of its business.

Dominion Energy maintains a system of internal control designed to provide reasonable assurance, at a reasonable cost, that its assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel and internal audits.

The Audit Committee of the Board of Directors of Dominion Energy, composed entirely of independent directors, meets periodically with the independent registered public accounting firm, the internal auditors and management to discuss auditing, internal control, and financial reporting matters of Dominion Energy and to ensure that each is properly discharging its responsibilities. Both the independent registered public accounting firm and the internal auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

SEC rules implementing Section 404 of the Sarbanes-Oxley Act of 2002 require Dominion Energy's 2022 Annual Report to contain a management's report and a report of the independent registered public accounting firm regarding the effectiveness of internal control. As a basis for the report, Dominion Energy tested and evaluated the design and operating effectiveness of internal controls. Based on its assessment as of December 31, 2022, Dominion Energy makes the following assertions:

Management is responsible for establishing and maintaining effective internal control over financial reporting of Dominion Energy.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management evaluated Dominion Energy's internal control over financial reporting as of December 31, 2022. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Dominion Energy maintained effective internal control over financial reporting as of December 31, 2022.

Dominion Energy's independent registered public accounting firm is engaged to express an opinion on Dominion Energy's internal control over financial reporting, as stated in their report which is included herein.

February 21, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dominion Energy, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Dominion Energy, Inc. and subsidiaries ("Dominion Energy") at December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, Dominion Energy maintained, in all material respects, effective internal control over financial reporting at December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements at and for the year ended December 31, 2022, of Dominion Energy and our report dated February 21, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

Dominion Energy's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Dominion Energy's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Dominion Energy in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Richmond, Virginia
February 21, 2023

Senior management of Virginia Power, including Virginia Power's CEO and CFO, evaluated the effectiveness of Virginia Power's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation process, Virginia Power's CEO and CFO have concluded that Virginia Power's disclosure controls and procedures are effective. There were no changes that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, Virginia Power's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Virginia Power understands and accepts responsibility for Virginia Power's financial statements and related disclosures and the effectiveness of internal control over financial reporting (internal control). Virginia Power continuously strives to identify opportunities to enhance the effectiveness and efficiency of internal control, just as it does throughout all aspects of its business.

Virginia Power maintains a system of internal control designed to provide reasonable assurance, at a reasonable cost, that its assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel and internal audits.

The Board of Directors also serves as Virginia Power's Audit Committee and meets periodically with the independent registered public accounting firm, the internal auditors and management to discuss Virginia Power's auditing, internal accounting control and financial reporting matters and to ensure that each is properly discharging its responsibilities.

SEC rules implementing Section 404 of the Sarbanes-Oxley Act require Virginia Power's 2022 Annual Report to contain a management's report regarding the effectiveness of internal control. As a basis for the report, Virginia Power tested and evaluated the design and operating effectiveness of internal controls. Based on the assessment as of December 31, 2022, Virginia Power makes the following assertions:

Management is responsible for establishing and maintaining effective internal control over financial reporting of Virginia Power.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management evaluated Virginia Power's internal control over financial reporting as of December 31, 2022. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Virginia Power maintained effective internal control over financial reporting as of December 31, 2022.

This annual report does not include an attestation report of Virginia Power's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by Virginia Power's independent registered public accounting firm pursuant to a permanent exemption under the Dodd-Frank Act.

February 21, 2023

Item 9B. Other Information

Explanatory Note: The following information is filed in this Form 10-K in lieu of being filed pursuant to Item 5.03 in a Form 8-K. The date of the events reported below was February 20, 2023.
On February 20, 2023, the Board of Directors, as part of a periodic review of Dominion Energy's governance documents, approved changes to Dominion Energy's Bylaws, effective as of February 20, 2023. The amendments, among other things:

- clarify the Board of Directors' ability to adjourn, postpone or reschedule shareholder meetings whether or not a quorum is present without establishing a new record date unless the meeting is adjourned for more than 120 days;
- provide that the annual meeting of shareholders may be held at any time determined by the Board of Directors, as opposed to only in May;
- clarify that if there is no quorum present at a meeting, the Chair may adjourn the meeting without notice other than an announcement at the meeting until a quorum is present;
- expand the scope of disclosures required by a shareholder seeking to bring business (other than a director nomination) before a meeting of shareholders, known as a proposing shareholder, to include:
  - a representation that such shareholder is a shareholder of record, is entitled to vote at the annual meeting of the shareholders, will continue to be a shareholder of record at the annual meeting of the shareholders, and intends to appear in person or by proxy at the annual meeting of the shareholders to bring the business before the meeting specified in the notice;
  - any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by, or on behalf of, the proposing shareholder or any associated person, whether or not such instrument or right shall be subject to settlement in an underlying class of Dominion Energy's stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, the proposing shareholder or any associated person, with respect to Dominion Energy's shares, or relates to the acquisition or disposition of any Dominion Energy shares;

- any agreement pursuant to which the proposing share-holder or any associated person, has a right to vote or direct the voting of any of the Dominion Energy's securities;
- any rights to dividends on Dominion Energy's shares owned beneficially by the proposing shareholder and any associated person that are separated or separable from the underlying Dominion Energy's shares;
- any proportionate interest in Dominion Energy's shares or any derivative instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the proposing shareholder or any associated person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager or managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of a limited liability company or similar entity;
- any performance-related fees (other than an asset-based fee) that the proposing shareholder or any associated person is entitled to based on the increase or decrease in the value of Dominion Energy's shares or derivative instruments;
  - the information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such statement were required to be filed under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by such shareholder and any associated person on whose behalf the notice is given; and
  - any other information as reasonably requested by Dominion Energy;
- clarify that, in addition to complying with the advance notice provisions in the Bylaw regarding any business proposed by a shareholder, each proposing shareholder and any associated person must also comply with all applicable requirements of the Articles of Incorporation, these Bylaws and state and federal law, including the Securities Exchange Act of 1934, as amended;
- provide that an election will be considered to be contested if, as of the date that is 21days prior to the date that Dominion Energy files its definitive proxy statement, there are more nominees for election than positions on the Board of Directors to be filled by election at that meeting;
- clarify the duties of the president;

- adopt a forum selection bylaw to provide that (i) shareholder suits and other derivative actions asserted against Dominion Energy or its directors and officers be brought only before the United States District Court for the Eastern District of Virginia or, in the event that the court lacks jurisdiction or is unavailable to hear such action, the Circuit Court of the City of Richmond, Virginia, and (ii) the U.S. federal district courts will be the exclusive forum for the resolution of claims under the Securities Act of 1933, as amended;
- provide that any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white; and
- make various other updates, including clarify, ministerial and conforming changes.

The foregoing description of the amendments to Dominion Energy's Bylaws is qualified in its entirety by reference to the full text of Dominion Energy's Bylaws, a copy of which is attached hereto as Exhibit 3.2.a and is incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

DOMINION ENERGY

The information required by this item is incorporated by reference to the sections entitled *Item 1—Election of Directors*, *Corporate Governance—The Committees of the Board* and *Corporate Governance—Other Governance Policies and Practices—Code of Ethics and Business Conduct* in the Dominion Energy 2023 Proxy Statement.

    The information concerning the executive officers of Dominion Energy required by this item is included in Part I of this Form 10-K under the caption *Information about our Executive Officers*. Each executive officer of Dominion Energy is elected annually.

Item 11. Executive Compensation

DOMINION ENERGY

The information required by this item is incorporated by reference to the section entitled *Executive Compensation, Compensation of Non-Employee Directors* in the 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

DOMINION ENERGY

The information required by this item is incorporated by reference to the sections entitled *Security Ownership of Certain Beneficial Owners and Management* and *Executive Compensation—Equity Compensation Plans* in the 2023 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

DOMINION ENERGY

The information required by this item is incorporated by reference to the sections entitled *Corporate Governance—Other Governance Policies and Practices —Certain Relationships and Related Party Transactions* and *Corporate Governance —Director Independence* in the 2023 Proxy Statement.

Item 14. Principal Accountant Fees and Services

DOMINION ENERGY

The information required by this item is incorporated by reference to the section entitled *Audit-Related Matters—Auditor Fees and Pre-Approval Policy* in the 2023 Proxy Statement.

VIRGINIA POWER

The following table presents fees paid to Deloitte & Touche LLP for services related to Virginia Power for the fiscal years ended December 31, 2022 and 2021.

Type of Fees	2022	2021
(millions)		
Virginia Power		
Audit fees	**$2.44**	$2.37
Audit-related fees	**0.08**	—
Tax fees	**—**	0.04
All other fees	**—**	—
Total Fees	**$2.52**	$2.41

Audit fees represent fees of Deloitte & Touche LLP for the audit of Virginia Power's annual consolidated financial statements, the review of financial statements included in Virginia Power's quarterly Form 10-Q reports, and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements for the fiscal year, such as comfort letters, attest services, consents and assistance with review of documents filed with the SEC.

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Virginia Power's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations, due diligence related to mergers, acquisitions and investments, and accounting consultations about the application of GAAP to proposed transactions.

Virginia Power's Board of Directors has adopted the Dominion Energy Audit Committee pre-approval policy for their independent auditor's services and fees and have delegated the execution of this policy to the Dominion Energy Audit Committee. In accordance with this delegation, each year the Dominion Energy Audit Committee pre-approves a schedule that details the services to be provided for the following year and an estimated charge for such services. At its December 2022 meeting, the Dominion Energy Audit Committee approved schedules of services and fees for 2023 inclusive of Virginia Power. In accordance with the pre-approval policy, any changes to the pre-approved schedule may be pre-approved by the Dominion Energy Audit Committee or a delegated member of the Dominion Energy Audit Committee.

Part IV
Item 15. Exhibits and Financial Statement Schedules

(a) Certain documents are filed as part of this Form 10-K and are incorporated by reference and found on the pages noted.

1. Financial Statements
   See Index on page 65.

2. All schedules are omitted because they are not applicable, or the required information is either not material or is shown in the financial statements or the related notes.

3. Exhibits (incorporated by reference unless otherwise noted)

Exhibit Number	Description	Dominion Energy	Virginia Power
2.1.a	Purchase and Sale Agreement, dated as of July 3, 2020, by and among Dominion Energy, Inc., Dominion Energy Questar Corporation and Berkshire Hathaway Energy Company (Exhibit 2.1, Form 8-K filed July 6, 2020, File No. 1-8489).	X	
2.1.b	Purchase and Sale Agreement, dated as of October 5, 2020, by and among Dominion Energy Questar Corporation, Berkshire Hathaway Energy Corporation and Dominion Energy, Inc., as guarantor (Exhibit 2.1, Form 8-K filed October 6, 2020, File No. 1-8489).	X	
3.1.a	Dominion Energy, Inc. Amended and Restated Articles of Incorporation, dated as of September 2, 2022 (Exhibit 3.1, Form 8-K filed September 2, 2022, File No.1-8489).	X	
3.1.b	Virginia Electric and Power Company Amended and Restated Articles of Incorporation, as in effect on October 30, 2014 (Exhibit 3.1.b, Form 10-Q filed November 3, 2014, File No. 1-2255).		X
3.2.a	Dominion Energy, Inc. Bylaws, as amended and restated, effective February 20, 2023 (filed herewith).	X	
3.2.b	Virginia Electric and Power Company Amended and Restated Bylaws, effective June 1, 2009 (Exhibit 3.1, Form 8-K filed June 3, 2009, File No. 1-2255).		X
4	Dominion Energy, Inc. and Virginia Electric and Power Company agree to furnish to the Securities and Exchange Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of any of their total consolidated assets.	X	X
4.1.a	See Exhibit 3.1.a above.	X	
4.1.b	See Exhibit 3.1.b above.		X
4.2	Indenture of Mortgage of Virginia Electric and Power Company, dated November 1, 1935, as supplemented and modified by Fifty-Eighth Supplemental Indenture (Exhibit 4(ii), Form 10-K for the fiscal year ended December 31, 1985, File No. 1-2255); Ninety-Second Supplemental Indenture, dated as of July 1, 2012 (Exhibit 4.1, Form 10-Q for the quarter ended June 30, 2012 filed August 1, 2012, File No. 1-2255).	X	X

Exhibit Number	Description	Dominion Energy	Virginia Power
4.3	Form of Senior Indenture, dated June 1, 1998, between Virginia Electric and Power Company and The Bank of New York Mellon (as successor trustee to JP Morgan Chase Bank (formerly The Chase Manhattan Bank)), as Trustee (Exhibit 4(iii), Form S-3 Registration Statement filed February 27, 1998, File No. 333-47119); Form of Thirteenth Supplemental Indenture, dated as of January 1, 2006 (Exhibit 4.3, Form 8-K filed January 12, 2006, File No. 1-2255); Form of Fourteenth Supplemental Indenture, dated May 1, 2007 (Exhibit 4.2, Form 8-K filed May 16, 2007, File No. 1-2255); Form of Seventeenth Supplemental Indenture, dated November 1, 2007 (Exhibit 4.3, Form 8-K filed November 30, 2007, File No. 1-2255); Form of Nineteenth Supplemental and Amending Indenture, dated November 1, 2008 (Exhibit 4.2, Form 8-K filed November 5, 2008, File No. 1-2255); Form of Twenty-First Supplemental Indenture, dated August 1, 2010 (Exhibit 4.3, Form 8-K filed September 1, 2010, File No. 1-2255); Twenty-Fourth Supplemental Indenture, dated as of January 1, 2013 (Exhibit 4.4, Form 8-K filed January 8, 2013, File No. 1-2255); Twenty-Fifth Supplemental Indenture, dated as of March 1, 2013 (Exhibit 4.3, Form 8-K filed March 14, 2013, File No. 1-2255); Twenty-Sixth Supplemental Indenture, dated as of August 1, 2013 (Exhibit 4.3, Form 8-K filed August 15, 2013, File No. 1-2255); Twenty-Seventh Supplemental Indenture, dated February 1, 2014 (Exhibit 4.3, Form 8-K filed February 7, 2014, File No. 1-2255); Twenty-Eighth Supplemental Indenture, dated February 1, 2014 (Exhibit 4.4, Form 8-K filed February 7, 2014, File No. 1-2255); Twenty-Ninth Supplemental Indenture, dated May 1, 2015 (Exhibit 4.3, Form 8-K filed May 13, 2015, File No. 1-02255); Thirtieth Supplemental Indenture, dated May 1, 2015 (Exhibit 4.4, Form 8-K filed May 13, 2015, File No. 1-02255); Thirty-First Supplemental Indenture, dated January 1, 2016 (Exhibit 4.3, Form 8-K filed January 14, 2016, File No. 000-55337); Thirty-Second Supplemental Indenture, dated November 1, 2016 (Exhibit 4.3, Form 8-K filed November 16, 2016, File No. 000-55337); Thirty-Third Supplemental Indenture, dated November 1, 2016 (Exhibit 4.4, Form 8-K filed November 16, 2016, File No. 000-55337); Thirty-Fourth Supplemental Indenture, dated March 1, 2017 (Exhibit 4.3, Form 8-K filed March 16, 2017; File No. 000-55337).	X	X
4.4	Senior Indenture, dated as of September 1, 2017, between Virginia Electric and Power Company and U.S. Bank National Association, as Trustee (Exhibit 4.1, Form 8-K filed September 13, 2017, File No.000-55337); First Supplemental Indenture, dated as of September 1, 2017 (Exhibit 4.2, Form 8-K filed September 13, 2017, File No.000-55337); Second Supplemental Indenture, dated as of March 1, 2018 (Exhibit 4.2, Form 8-K filed March 22, 2018, File No. 000-55337); Third Supplemental Indenture, dated as of November 1, 2018 (Exhibit 4.2, Form 8-K filed November 28, 2018, File No. 000-55337); Fourth Supplemental Indenture, dated as of July 1, 2019 (Exhibit 4.2, Form 8-K filed July 10, 2019, File No. 00-55337); Fifth Supplemental Indenture, dated as of December 1, 2019 (Exhibit 4.2, Form 8-K filed December 5, 2019, File No. 000-55337); Sixth Supplemental Indenture, dated as of December 1, 2020 (Exhibit 4.2, Form 8-K filed December 15, 2020, File No. 00-55337); Seventh Supplemental Indenture, dated as of November 1, 2021 (Exhibit 4.2, Form 8-K filed November 22, 2021, File No.000-55337); Eighth Supplemental Indenture, dated as of November 1, 2021 (Exhibit 4.3, Form 8-K filed November 22, 2021, File No.000-55337); Ninth Supplemental Indenture, dated as of January 1, 2022 (Exhibit 4.3, Form 8-K filed January 13, 2022, File No.000-55337); Tenth Supplemental Indenture, dated as of May 1, 2022, (Exhibit 4.2, Form 8-K filed May 31, 2022, File No. 000-55337); Eleventh Supplemental Indenture, dated as of May 1, 2022, (Exhibit 4.3, Form 8-K filed May 31, 2022, File No. 000-55337).	X	X
4.5	Indenture, Junior Subordinated Debentures, dated December 1, 1997, between Dominion Resources, Inc. and The Bank of New York Mellon (as successor trustee to JP Morgan Chase Bank (formerly The Chase Manhattan Bank)) as supplemented by a Form of Second Supplemental Indenture, dated January 1, 2001 (Exhibit 4.6, Form 8-K filed January 12, 2001, File No. 1-8489).	X	
4.6	Indenture, dated April 1, 1995, between Consolidated Natural Gas Company and The Bank of New York Mellon (as successor trustee to United States Trust Company of New York) (Exhibit (4), Certificate of Notification No. 1 filed April 19, 1995, File No. 70-8107); Securities Resolution No. 2 effective as of October 16, 1996 (Exhibit 2, Form 8-A filed October 18, 1996, File No. 1-3196 and relating to the 6 7/8% Debentures Due October 15, 2026); Securities Resolution No. 4 effective as of December 9, 1997 (Exhibit 2, Form 8-A filed December 12, 1997, File No. 1-3196 and relating to the 6.80% Debentures Due December 15, 2027).	X	

Exhibit Number	Description	Dominion Energy	Virginia Power
4.7	Form of Senior Indenture, dated June 1, 2000, between Dominion Resources, Inc. and The Bank of New York Mellon (as successor trustee to JP Morgan Chase Bank (formerly The Chase Manhattan Bank)), as Trustee (Exhibit 4(iii), Form S-3 Registration Statement filed December 21, 1999, File No. 333-93187); Form of Sixteenth Supplemental Indenture, dated December 1, 2002 (Exhibit 4.3, Form 8-K filed December 13, 2002, File No. 1-8489); Form of Twenty-First Supplemental Indenture, dated March 1, 2003 (Exhibits 4.3, Form 8-K filed March 4, 2003, File No. 1-8489); Form of Twenty-Second Supplemental Indenture, dated July 1, 2003 (Exhibit 4.2, Form 8-K filed July 22, 2003, File No. 1-8489); Form of Twenty-Ninth Supplemental Indenture, dated June 1, 2005 (Exhibit 4.3, Form 8-K filed June 17, 2005, File No. 1-8489); Form of Thirty-Sixth Supplemental Indentures, dated June 1, 2008 (Exhibit 4.3, Form 8-K filed June 16, 2008, File No. 1-8489); Forty-Third Supplemental Indenture, dated August 1, 2011 (Exhibit 4.3, Form 8-K, filed August 5, 2011, File No. 1-8489); Forty-Sixth Supplemental Indenture, dated September 1, 2012 (Exhibit 4.4, Form 8-K, filed September 13, 2012, File No. 1-8489); Forty-Seventh Supplemental Indenture, dated September 1, 2012 (Exhibit 4.5, Form 8-K, filed September 13, 2012, File No. 1-8489); Fifty-First Supplemental Indenture, dated November 1, 2014 (Exhibit 4.5, Form 8-K, filed November 25, 2014, File No. 1-8489).	X	
4.8	Indenture, dated as of June 1, 2015, between Dominion Resources, Inc. and Deutsche Bank Trust Company Americas, as Trustee (Exhibit 4.1, Form 8-K filed June 15, 2015, File No. 1-8489); Second Supplemental Indenture, dated as of September 1, 2015 (Exhibit 4.2, Form 8-K filed September 24, 2015, File No. 1-8489); Sixth Supplemental Indenture, dated as of August 1, 2016 (Exhibit 4.4, Form 8-K filed August 9, 2016, File No. 1-8489); Eleventh Supplemental Indenture, dated as of March 1, 2017 (Exhibit 4.3, Form 10-Q filed May 4, 2017, File No. 1-8489); Thirteenth Supplemental Indenture, dated December 1, 2017 (Exhibit 4.8, Form 10-K for the fiscal year ended December 31, 2017 filed February 27, 2018, File No. 1-8489); Fifteenth Supplemental Indenture, dated June 1, 2018 (Exhibit 4.2, Form 8-K, filed June 5, 2018, File No. 1-8489); Sixteenth Supplemental Indenture, dated March 1, 2019 (Exhibit 4.2, Form 8-K filed March 13, 2019, File No. 1-8489); Seventeenth Supplemental Indenture, dated as of August 1, 2019 (Exhibit 4.2, Form 10-Q filed November 1, 2019, File No. 1-8489); Eighteenth Supplemental Indenture, dated as of March 1, 2020 (Exhibit 4.2, Form 8-K, filed March 19, 2020, File No. 1-8489); Nineteenth Supplemental Indenture, dated as of March 1, 2020 (Exhibit 4.3, Form 8-K, filed March 19, 2020, File No. 1-8489); Twentieth Supplemental Indenture, dated as of April 1, 2020 (Exhibit 4.2, Form 8-K, filed April 3, 2020, File No. 1-8489); Twenty-First Supplemental Indenture, dated as of September 1, 2020 (Exhibit 4.2, Form 8-K, filed September 17, 2020, File No. 1-8489); Twenty-Second Supplemental Indenture, dated as of April 1, 2021 (Exhibit 4.2, Form 8-K, filed April 5, 2021, File No. 1-8489); Twenty-Third Supplemental Indenture, dated as of April 1, 2021 (Exhibit 4.3, Form 8-K, filed April 5, 2021, File No. 1-8489); Twenty-Fourth Supplemental Indenture, dated as of August 1, 2021 (Exhibit 4.2, Form 8-K filed August 12, 2021, File No. 1-8489); Twenty-Fifth Supplemental Indenture, dated as of August 1, 2022 (Exhibit 4.2, Form 8-K filed August 19, 2022, File No. 1-8489); Twenty-Sixth Supplemental Indenture, dated as of August 1, 2022 (Exhibit 4.3, Form 8-K filed August 19, 2022, File No. 1-8489); Twenty-Seventh Supplemental Indenture, dated as of November 1, 2022 (Exhibit 4.2, Form 8-K filed November 18, 2022, File No. 1-8489).	X	
4.9	Junior Subordinated Indenture II, dated June 1, 2006, between Dominion Resources, Inc. and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee (Exhibit 4.1, Form 10-Q for the quarter ended June 30, 2006 filed August 3, 2006, File No. 1-8489); Third Supplemental and Amending Indenture, dated as of June 1, 2009 (Exhibit 4.2, Form 8-K filed June 15, 2009, File No. 1-8489); Seventh Supplemental Indenture, dated as of September 1, 2014 (Exhibit 4.3, Form 8-K filed October 3, 2013, File No. 1-8489); Fifteenth Supplemental Indenture, dated June 27, 2019 (Exhibit 4.6, Form 8-K filed June 27, 2019, File No. 1-8489).	X	
4.10	2019 Series A Purchase Contract and Pledge Agreement, dated June 14, 2019, among the Dominion Energy, Inc., Deutsche Bank Trust Company Americas, in its capacity as the purchase contract agent, and HSBC Bank USA, National Association, in its capacity as the collateral agent, custodial agent and securities intermediary (Exhibit 4.1, Form 8-K filed June 14, 2019, File No.1-8489).	X	
4.11	Registration Rights Agreement, dated May 5, 2022, by and between Dominion Energy, Inc. and South Carolina Department of Revenue (Exhibit 4.2, Form 10-Q filed May 5, 2022, File No. 1-8489).	X	
4.12	Registration Rights Agreement, date December 1, 2021, by and between Dominion Energy, Inc. and Gallagher Fiduciary Advisors, LLC on behalf of the Dominion Energy, Inc. Defined Benefit Master Trust (Exhibit 4.2, Form 8-K filed December 9, 2021, File No. 1-8489).	X	

Exhibit Number	Description	Dominion Energy	Virginia Power
4.13	Description of Dominion Energy, Inc.'s Common Stock (filed herewith).	X	
4.14	Description of Virginia Electric and Power Company's Common Stock (Exhibit 4.19, Form 10-K for the fiscal year ended December 31, 2019 filed February 28, 2020, File No.1-8489).		X
10.1	$6,000,000,000 Fifth Amended and Restated Revolving Credit Agreement, dated June 9, 2021, among Dominion Energy, Inc., Virginia Electric and Power Company, Questar Gas Company, Dominion Energy South Carolina, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Mizuho Bank, Ltd., Bank of America, N.A., The Bank of Nova Scotia and Wells Fargo Bank, N.A., as Syndication Agents, J.P. Morgan Securities LLC and Mizuho Bank, Ltd., as Co-Sustainability Structuring Agent, and other lenders named therein (Exhibit 10.1, Form 8-K filed June 10, 2021, File No. 1-8489); as amended by the First Amendment, dated September 28, 2022, to the Fifth Amended and Restated Revolving Credit Agreement (Exhibit 10.1, Form 8-K filed September 30, 2022, File No. 1-8489).	X	X
10.2	$900,000,000 Sustainability Revolving Credit Agreement, dated as of June 9, 2021, among Dominion Energy, Inc., Sumitomo Mitsui Banking Corporation, as Administrative Agent and Sustainability Coordinator, Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Toronto-Dominion Bank, New York Branch, as Joint Lead Arrangers and Joint Bookrunners, and the other lenders named therein (Exhibit 10.2, Form 8-K filed June 10, 2021, File No. 1-8489); as amended by the First Amendment, dated October 12, 2022, to the Sustainability Revolving Credit Agreement (Exhibit 10.1, Form 8-K filed October 14, 2022, File No. 1-8489).	X	
10.3	DRS Services Agreement, dated January 1, 2003, between Dominion Resources, Inc. and Dominion Resources Services, Inc. (Exhibit 10.1, Form 10-K for the fiscal year ended December 31, 2011 filed February 28, 2012, File No. 1-8489).	X	
10.4	DES Services Agreement, dated January 1, 2021, between Dominion Energy Services, Inc. and Virginia Electric and Power Company (Exhibit 10.3, Form 10-K for the fiscal year ended December 31, 2020 filed February 25, 2021, File No.1-8489).		X
10.5	Agreement between PJM Interconnection, L.L.C. and Virginia Electric and Power Company (Exhibit 10.1, Form 8-K filed April 26, 2005, File No. 1-2255 and File No. 1-8489).	X	X
10.6	Form of Settlement Agreement in the form of a proposed Consent Decree among the United States of America, on behalf of the United States Environmental Protection Agency, the State of New York, the State of New Jersey, the State of Connecticut, the Commonwealth of Virginia and the State of West Virginia and Virginia Electric and Power Company (Exhibit 10, Form 10-Q for the quarter ended March 31, 2003 filed May 9, 2003, File No. 1-8489 and File No. 1-2255).	X	X
10.7*	Form of Employment Continuity Agreement for certain officers of Dominion Resources, Inc., amended and restated July 15, 2003 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2003 filed August 11, 2003, File No. 1-8489), as amended, March 31, 2006 (Exhibit 10.1, Form 8-K filed April 4, 2006, File No. 1-8489).	X	
10.8*	Form of Employment Continuity Agreement for certain officers of Dominion Resources, Inc. dated January 24, 2013 (effective for certain officers elected subsequent to February 1, 2013) (Exhibit 10.9, Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014, File No. 1-8489 and File No. 1-2255).	X	
10.9*	Dominion Resources, Inc. Executives' Deferred Compensation Plan, amended and restated effective December 31, 2004 (Exhibit 10.7, Form 8-K filed December 23, 2004, File No. 1-8489).	X	

Exhibit Number	Description	Dominion Energy	Virginia Power
10.10*	Dominion Resources, Inc. New Executive Supplemental Retirement Plan, as amended and restated effective July 1, 2013 (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 2013 filed August 6, 2013 File No. 1-8489), as amended September 26, 2014 (Exhibit 10.3, Form 10-Q for the fiscal quarter ended September 30, 2014 filed November 3, 2014), as amended effective October 1, 2019 (Exhibit 10.1, Form 8-K filed October 2, 2019, File No. 1-8489), as amended December 11, 2020 (Exhibit 10.9, Form 10-K for the fiscal year ended December 31, 2020 filed February 25, 2021, File No.1-8489).	X	
10.11*	Dominion Resources, Inc. New Retirement Benefit Restoration Plan, as amended and restated effective January 1, 2009 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2008 filed February 26, 2009, File No. 1-8489, as amended September 26, 2014 (Exhibit 10.4, Form 10-Q for the fiscal quarter ended September 30, 2014 filed November 3, 2014), File No. 1-8489).	X	
10.12*	Dominion Resources, Inc. Non-Employee Directors' Compensation Plan, effective January 1, 2005, as amended and restated effective December 15, 2021 (Exhibit 10.13, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No. 1-8489).	X	
10.13*	Dominion Resources, Inc. Executive Stock Purchase Tool Kit, effective September 1, 2001, amended and restated May 7, 2014 (Exhibit 10.4, Form 10-Q for the fiscal quarter ended June 30, 2014 filed July 30, 2014, File No. 1-8489).	X	
10.14*	Form of Advancement of Expenses for certain directors and officers of Dominion Resources, Inc., approved by the Dominion Resources, Inc. Board of Directors on October 24, 2008 (Exhibit 10.2, Form 10-Q for the quarter ended September 30, 2008 filed October 30, 2008, File No. 1-8489).	X	
10.15*	Dominion Resources, Inc. 2014 Incentive Compensation Plan, effective May 7, 2014 (Exhibit 10.1, Form 8-K filed May 7, 2014, File No. 1-8489).	X	
10.16*	Dominion Energy, Inc. Deferred Compensation Plan, effective July 1, 2021 (Exhibit 10.18, Form 10-K for the fiscal year ended December 31, 2020, filed February 25, 2021, File No. 1-8489), as amended September 23, 2021 (Exhibit 10.1, Form 10-Q filed November 5, 2021, File No. 1-8489).	X	
10.17*	Restricted Stock Award Agreement for Diane Leopold (Exhibit 10.2, Form 10-Q for the quarter ended September 30, 2020 filed November 6, 2020, File No. 1-8489).	X	
10.18*	2021 Performance Grant Plan under the 2021 Long-Term Incentive Program approved January 21, 2021 (Exhibit 10.26, Form 10-K for the fiscal year ended December 31, 2020 filed February 25, 2021, File No.1-8489).	X	
10.19*	Form of 2021 Goal-Based Stock Award Agreement under the 2021 Long-Term Incentive Program approved January 21, 2021 (Exhibit 10.27, Form 10-K for the fiscal year ended December 31, 2020 filed February 25, 2021, File No.1-8489).	X	
10.20*	Form of Restricted Stock Agreement under the 2021 Long-Term Incentive Program approved January 21, 2021 (Exhibit 10.28, Form 10-K for the fiscal year ended December 31, 2020 filed February 25, 2021, File No.1-8489).	X	
10.21*	2022 Performance Grant Plan under the 2022 Long-Term Incentive Program approved January 27, 2022 (Exhibit 10.28, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No.1-8489).	X	
10.22*	Form of 2022 Goal-Based Stock Award Agreement under the 2022 Long-Term Incentive Program approved January 27, 2022 (Exhibit 10.29, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No.1-8489).	X	
10.23*	Form of Restricted Stock Agreement under the 2022 Long-Term Incentive Program approved January 27, 2022 (Exhibit 10.30, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No.1-8489).	X	
10.24*	Restricted Stock Agreement for Steven D. Ridge (filed herewith).	X	

Exhibit Number	Description	Dominion Energy	Virginia Power
10.25*	2023 Performance Grant Plan under the 2023 Long-Term Incentive Program approved January 26, 2023, as amended February 9, 2023 (filed herewith).	X	
10.26*	Form of 2023 Goal-Based Stock Award Agreement under the 2023 Long-Term Incentive Program approved January 26, 2023 (filed herewith).	X	
10.27*	Form of Restricted Stock Agreement under the 2023 Long-Term Incentive Program approved January 26, 2023 (filed herewith).	X	
10.28*	2023 Goal-Based Stock Award Agreement for Robert M. Blue under the 2023 Long-Term Incentive Program approved February 9, 2023 (filed herewith).	X	
21	Subsidiaries of Dominion Energy, Inc. (filed herewith).	X	
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Dominion Energy, Inc. and Virginia Electric and Power Company (filed herewith).	X	X
31.a	Certification by Chief Executive Officer of Dominion Energy, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).	X	
31.b	Certification by Chief Financial Officer of Dominion Energy, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).	X	
31.c	Certification by Chief Executive Officer of Virginia Electric and Power Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).		X
31.d	Certification by Chief Financial Officer of Virginia Electric and Power Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).		X
32.a	Certification to the Securities and Exchange Commission by Chief Executive Officer and Chief Financial Officer of Dominion Energy, Inc. as required by Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).	X	
32.b	Certification to the Securities and Exchange Commission by Chief Executive Officer and Chief Financial Officer of Virginia Electric and Power Company as required by Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).		X
101	The following financial statements from Dominion Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 21, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Equity, (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements. The following financial statements from Virginia Electric and Power Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 21, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Common Shareholder's Equity (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.	X	X
104	Cover Page Interactive Data File formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101.	X	X

_____

* *Indicates management contract or compensatory plan or arrangement.*

Item 16. Form 10-K Summary

None.

Signatures

Dominion Energy

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMINION ENERGY, INC.

By: /s/ Robert M. Blue
(Robert M. Blue, President and Chief Executive Officer)

Date: February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 21st day of February, 2023.

Signature	Title
/s/ Robert M. Blue **Robert M. Blue**	Chair of the Board of Directors, President and Chief Executive Officer
/s/ James A. Bennett **James A. Bennett**	Director
/s/ Helen E. Dragas **Helen E. Dragas**	Director
/s/ James O. Ellis, Jr. **James O. Ellis, Jr.**	Director
/s/ D. Maybank Hagood **D. Maybank Hagood**	Director
/s/ Ronald W. Jibson **Ronald W. Jibson**	Director
/s/ Mark J. Kington **Mark J. Kington**	Director
/s/ Kristin G. Lovejoy **Kristin G. Lovejoy**	Director
/s/ Joseph M. Rigby **Joseph M. Rigby**	Director
/s/ Pamela J. Royal **Pamela J. Royal**	Director
/s/ Robert H. Spilman, Jr. **Robert H. Spilman, Jr.**	Director
/s/ Susan N. Story **Susan N. Story**	Director
/s/ Michael E. Szymanczyk **Michael E. Szymanczyk**	Director
/s/ Steven D. Ridge **Steven D. Ridge**	Senior Vice President and Chief Financial Officer
/s/ Michele L. Cardiff **Michele L. Cardiff**	Senior Vice President, Controller and Chief Accounting Officer

Virginia Power

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


VIRGINIA ELECTRIC AND POWER COMPANY

By: _____/s/ Robert M. Blue_____

**(Robert M. Blue,
Chief Executive Officer)**


Date: February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 21st day of February, 2023.

Signature	Title
/s/ Edward H. Baine **Edward H. Baine**	Director
/s/ Robert M. Blue **Robert M. Blue**	Director and Chief Executive Officer
/s/ Diane Leopold **Diane Leopold**	Director
/s/ Steven D. Ridge **Steven D. Ridge**	Senior Vice President and Chief Financial Officer
/s/ Michele L. Cardiff **Michele L. Cardiff**	Senior Vice President, Controller and Chief Accounting Officer